SEC 2082 (02-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

02044581

BEST AVAILABLE COPY

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response. . . 0.10

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

PROCESSED
JUL 31 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

National Grid Group plc
Exact name of registrant as specified in charter

1004315
Registrant CIK Number

Form U5S for the year ended 3/31/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-354
SEC file number, if available

RECD S.E.C.
JUL 26 2002

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts on July, 20 02.

National Grid Group plc
(Registrant)

By: [signature]
(Name and Title)
John G. Cochrane, Authorized Representative

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: (Name)

(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit No.	Description	Page
A.3	Niagara Mohawk Power Corporation Transition Report on Form 10-K for the period January 1, 2002 through March 31, 2002	Incorporated by reference
A.4	Connecticut Yankee Atomic Power Company 2001 Annual Report	Filed under cover of Form SE
A.5	Maine Yankee Atomic Power Company 2001 Annual Report	Filed under cover of Form SE
A.6.a	Vermont Yankee Nuclear Power Corporation 2001 Annual Report to Stockholders	Filed under cover of Form SE
A.6.b	Vermont Yankee Nuclear Power Corporation 2001 FERC Form 1	Filed under cover of Form SE
A.7	Yankee Atomic Electric Company 2001 Annual Report to Stockholders	Filed under cover of Form SE
B.1	Memorandum and Articles of Association of National Grid Group plc	Incorporated by reference
B.2	Memorandum of Association and Articles of Association of National Grid Holdings Limited.	Incorporated by reference
B.3	AEDR Fuels, L.L.C. Operating Agreement	Incorporated by reference
B.4.a	AEMC, L.L.C. Agreement and Plan of Merger	Incorporated by reference
B.4.b	AEMC, L.L.C. Limited Liability Company Agreement	Incorporated by reference
B.4.c	AEMC, L.L.C. Amendment No. 1 to Limited Liability Company Agreement	Incorporated by reference
B.4.d	Certificate of Amendment filed August 24, 2001	Filed herewith
B.5.a	EUA Bioten, Inc. Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference

EXHIBIT INDEX

Exhibit No.	Description	Page
B.5.b	EUA Bioten, Inc. By-laws	Incorporated by reference
B.6.a	EUA Energy Investment Corporation Articles of Organization, Certificate of Correction, and Certificate of Change of Fiscal Year End	Incorporated by reference
B.6.b.	EUA Energy Investment Corporation By-laws	Incorporated by reference
B.7.a	Granite State Electric Company Articles of Organization	Incorporated by reference
B.7.b	Granite State Electric Company By-laws	Incorporated by reference
B.8.a	Massachusetts Electric Company Articles Of Organization and Certificate of Change of Fiscal Year End and Articles of Merger	Incorporated by reference
B.8.b	Massachusetts Electric Company By-laws	Incorporated by reference
B.9.a	Nantucket Electric Company Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference
B.9.b	Nantucket Electric Company By-laws	Incorporated by reference
B.10.a	The Narragansett Electric Company Charter and Amendments thereto	Incorporated by reference
B.10.b	The Narragansett Electric Company By-laws	Incorporated by reference
B.10.c	The Narragansett Electric Company Preference Provisions as amended	Incorporated by reference
B.11.a	National Grid USA Certificate of Incorporation and Amendments thereto	Incorporated by reference
B.11.b	National Grid USA By-laws	Incorporated by reference
B.12.a	National Grid USA Service Company, Inc. Articles of Organization and Certificate of Change of Fiscal Year End, Articles of Merger, and Articles of Amendment	Incorporated by reference

EXHIBIT INDEX

Exhibit No.	Description	Page
B.12.b	National Grid USA Service Company, Inc. By-laws	Incorporated by reference
B.13.a	National Grid Transmission Services Corporation Articles of Organization	Incorporated by reference
B.13.b	National Grid Transmission Services Corporation By-laws	Incorporated by reference
B.14.a	NEES Communications, Inc. Articles of Organization and Certificate Of Change of Fiscal Year End	Incorporated by reference
B.14.b	NEES Communications, Inc. By-laws	Incorporated by reference
B.15.a	NEES Energy, Inc. Certificate of Incorporation and Certificate of Change of Fiscal Year End	Incorporated by reference
B.15.b	NEES Energy, Inc. By-laws	Incorporated by reference
B.16.a	NEES Telecommunications Corp Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference
B.16.b	NEES Telecommunications Corp By-laws	Incorporated by reference
B.17.a	New England Electric Transmission Corporation Restated Articles of Incorporation	Incorporated by reference
B.17.b	New England Electric Transmission Corporation By-laws	Incorporated by reference
B.18.a	New England Energy Incorporated Articles of Organization and Certificate of Change of Fiscal Year End Amendment	Incorporated by reference
B.18.b	New England Energy Incorporated By-laws	Incorporated by reference
B.19.a	New England Hydro Finance Company, Inc. Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference
B.19.b	New England Hydro Finance Company, Inc. By-Laws	Incorporated by reference

EXHIBIT INDEX

Exhibit No.	Description	Page
B.20.a	New England Hydro-Transmission Corporation Articles of Incorporation and Articles of Amendment	Incorporated by reference
B.20.b	New England Hydro-Transmission Corporation By-laws	Incorporated by reference
B.21.a	New England Hydro-Transmission Electric Company Restated Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference
B.21.b	New England Hydro-Transmission Electric Company By-laws	Incorporated by reference
B.22.a	New England Power Company Articles of Organization and Certificate of Change of Fiscal Year End and Articles of Amendment	Incorporated by reference
B.22.b	New England Power Company By-laws	Incorporated by reference
B.23.a	NEWHC, Inc. Articles of Merger and Amendment and Certificate of Change of Fiscal Year End	Incorporated by reference
B.23.b	NEWHC, Inc. By-Laws	Incorporated by reference
B.24	Metrowest Realty LLC Limited Liability Company Agreement	Incorporated by reference
B.25.a	Wayfinder Group, Inc. Articles of Organization and Certificate of Change of Fiscal Year End	Incorporated by reference
B.25.b	Wayfinder Group, Inc. By-laws	Incorporated by reference
C.1.a	Granite State Electric Company Note Agreement with First Colony Life Insurance Company	Incorporated by reference
C.1.b	Granite State Electric Company Note Agreement with First Colony Life Insurance Company	Incorporated by reference
C.1.c	Granite State Electric Company Note Agreement with Paul Revere Life Insurance Company	Incorporated by reference

EXHIBIT INDEX

Exhibit No.	Description	Page
C.2	Massachusetts Electric Company First Mortgage Indenture and Deed of Trust and twenty-one supplements thereto	Incorporated by reference
C.3	The Narragansett Electric Company First Mortgage Indenture and Deed of Trust and twenty-three supplements thereto	Incorporated by reference
C.4	New England Electric Transmission Corporation Note Agreement with PruCapital Management, Inc. et al. and Mortgage, Deed of Trust and Security Agreement	Incorporated by reference
C.5.a	New England Power Company Loan Agreement with Massachusetts Industrial Finance Agency and five supplements thereto	Incorporated by reference
C.5.b	New England Power Company Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) and thirteen supplements thereto	Incorporated by reference
C.5.c	New England Power Company Loan Agreement with Connecticut Development Authority	Incorporated by reference
D.1	Income Tax Allocation Agreement	Incorporated By reference
D.2	Amended and Restated Federal and State Income Tax Allocation Agreement	Filed herewith
D.3	Second Amended and Restated Federal and State Income Tax Allocation Agreement	Filed herewith
E	Money Pool investments for year ended March 31, 2002	Filed herewith
F	Schedules	Filed under cover of Form SE
G	Organizational Chart	Incorporated by reference

A.1.b

Annual Review 2001/02



National Grid

Contents

National Grid Group plc is an international networks business.

Our principal activities are in the regulated electricity industry, where we own and operate the transmission network in England and Wales, and transmission and distribution networks in the north-eastern US. We are one of the top ten electricity companies in the US and have the largest transmission and distribution network in the New England/ New York market, serving 3.2 million customers in Massachusetts, Rhode Island, New Hampshire and upstate New York. Other electricity interests include operating and developing transmission interconnectors in the UK and US, Europe and Australia and joint venture transmission networks in Argentina and Zambia. We also operate a gas distribution network, serving over 500,000 New York customers.

We have transferred our network skills to the telecoms market with interests including wholly-owned infrastructure businesses in the UK and US.

The Summary financial statement on pages 16 to 18 is a summary of the information contained in the Annual Report and Form 20-F of National Grid Group plc for the financial year ended 31 March 2002. It does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as would be provided by the full Annual Report and Form 20-F.

Copies of the full Annual Report and Form 20-F are available, free of charge, from the Registrar, Lloyds TSB Registrars (see pages 19 and 20 for contact details).

National Grid's core businesses, its regulated energy delivery companies in the UK and the US, performed extremely well during the year. Our growth continued with the acquisition of Niagara Mohawk and will be further enhanced by our proposed merger with Lattice.


Group turnover
£m
5,000
4,000
3,000
2,000
1,000
1,614.7
3,799.7
4,401.0
2000
2001
2002
Operating profit(1)
£m
800
700
600
500
400
554.0
739.4
874.7
2000(2)(3)
2001(2)(3)
2002
Basic earnings per share(1)
pence
35
30
25
20
15
22.5
20.0
32.1
2000(2)
2001(2)
2002
Ordinary dividends
pence
17
16
15
14
13
13.94
15.08
16.04
2000
2001
2002

(1) Before exceptional items and goodwill amortisation.
(2) Restated to reflect the adoption of FRS 19 "Deferred Tax" from a partial to a full provision basis.
(3) Restated to reflect a revised presentation of minority interests' share of associated undertakings.

Group turnover	£4,401.0m	$6,337.4m
Operating profit	£874.7m	$1,259.6m
Basic earnings per share	**32.1p**	46.22¢
Ordinary dividends	**16.04p**	23.10¢

Niagara Mohawk
January 2002

The Niagara Mohawk acquisition completed in January, more than doubling the size of our US business. It was immediately earnings enhancing, with a contribution of £83.1 million to Group operating profit, before exceptional items and goodwill amortisation from the end of January to the end of March.

Earnings per share
2001/02

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 12.1 pence to 32.1 pence. As a result of exceptional items, basic earnings per share fell 77.3 pence to a loss of 32.3 pence.

Dividends

As announced on 22 April 2002, the Board is recommending a final dividend of 9.58 pence per ordinary share to be paid on 15 August 2002 to shareholders on the register on 7 June 2002. This brings the total dividend for the year to 16.04 pence per ordinary share, a 6.4 per cent increase compared with last year, in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006. This dividend per share is covered 2.0 times (2001: 1.3 times) by earnings per share excluding exceptional items and goodwill amortisation.

Chairman's statement

It has been a year of great change, growth and promise for National Grid. I would like at the outset to thank all National Grid employees for their contribution, hard work and willingness to embrace change.

The high point of the year was the completion of our $3.1 billion (£2.2 billion) acquisition of Niagara Mohawk on 31 January 2002. It confirms National Grid as a major player in the US, the world's largest electricity market. Our US presence has more than doubled, creating the largest transmission and distribution network business in the north-eastern US and the ninth largest electricity utility in the US.

This has been another year of strong operating performance. Operating profit has increased by 18 per cent and earnings per share, before exceptional items and goodwill amortisation, increased by 61 per cent. The total dividend, of 16.04 pence per share, represents an increase of 6.4 per cent compared with last year. This is in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006.

We have continued to improve both the electricity transmission and distribution operations in the US. The addition of Niagara Mohawk, the New York business, for the last two months of the year included contributions to operating profit, before exceptional costs and goodwill amortisation, of £66.8 million for electricity transmission and distribution and £17.0 million for gas distribution. We look forward to a full year's contribution in 2002/03, when operating profit, before exceptional items and goodwill amortisation, from the US is expected to represent some 60 per cent of our profits from the transmission and distribution of electricity.

The UK business demonstrated continued strength this year. We recently announced that we would increase our target for reduction in controllable costs from 20 per cent to 30 per cent, representing further cost savings of £80.0 million during the remainder of the period until March 2006.

We have re-evaluated our telecoms investments and have written-down our Latin American telecoms ventures and, more recently, the carrying value of our stake in Energis and our investment and associated liabilities in Energis Polska. We are pursuing the sale of Intelig, Silica Networks and Manquehue net and are exploring options for Energis Polska. Despite this, our overall investment in this sector has generated over £1.0 billion of net value for our shareholders.

On the other hand, we continue to develop GridCom, our wholly-owned infrastructure services business. GridCom provides services, principally the siting of aerials for mobile phone operators on National Grid towers. During the year, GridCom signed a significant contract with Hutchison 3G for services in the UK. We also intend to establish a similar business in the US. Our focus on GridCom should reap positive returns at low risk, as this business is closely related to our core infrastructure assets and capabilities.

During the year, energy policy has featured high on the agenda in the UK, Europe and in the US. Security and diversity of supply, together with protection of the environment, continue to be major policy issues. Going forward, the central role of independent transmission as an enabler of competition, diversity of supply and security, remains key.

On 22 April 2002, we announced a recommended merger of equals with Lattice Group plc, to create a leading international energy delivery company. Following completion of the proposed merger, National Grid Group plc, which will be the holding company of the merged group, will be re-named National Grid Transco plc. The combined management team has a proven track record of successfully improving the operational efficiency of UK regulated energy delivery businesses. The proposed merger is subject to regulatory and shareholder approval, and is expected to complete in autumn 2002.

National Grid Transco will be the UK's largest utility and will provide a strong platform for future growth in gas and electricity delivery.

As the Group has changed, so has the Board. During this year we have welcomed three new directors, firstly Edward Astle as Group Director, Telecommunications, and, following the acquisition of Niagara Mohawk, William Davis and Bonnie Hill as Executive and Non-executive Directors respectively. Stephen Box has recently announced his intention to retire as Finance Director of National Grid through reasons of ill health. He will remain on the Board until the completion of the proposed merger between National Grid and Lattice. I would like to thank Stephen on behalf of everyone at National Grid for his outstanding contribution to the Group's success and we wish him and his family all good fortune on his retirement.

So one era is drawing to a close, that of the extraordinarily successful privatisation of the electricity industry in the UK including the creation of National Grid as a separate entity. And another era is beginning, that of the evolution of the energy markets internationally, in which the new National Grid Transco intends to play a pivotal role in the UK and overseas.

James Ross
Chairman

"The Group has moved forward during the year, completing its acquisition of Niagara Mohawk. Underlying this growth, the electricity businesses in both the UK and US have continued to perform strongly."



Roger Urwin Group Chief Executive **James Ross** Chairman

Final safety checks before live line working, Essex, UK.

National Grid takes safety very seriously. We have a responsibility to all the people who are engaged in our business to continually improve our safety performance. We have recently been given a four-star safety rating among FTSE 100 companies by an independent study.



Strategy

Our core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks.

We create value for shareholders and benefits for customers by exploiting our assets and skills through achieving performance improvements and cost savings within the framework of an incentive-based regulatory environment and competitive markets.

Our primary focus on regulated electricity networks provides a stable base, capable of generating cash for investments and earnings to support our progressive dividend policy. This year, the addition of gas distribution, through the acquisition of Niagara Mohawk, has expanded our breadth within the regulated environment. Having reviewed our telecoms strategy during the year, going forward we will concentrate on opportunities which leverage our infrastructure skills and assets.



Gas valve installation, upstate New York.

Following our proposed merger with Lattice, National Grid Transco will take advantage of the enlarged group's combined expertise to improve returns and exploit growth opportunities.

Electricity and gas networks – US

National Grid USA, including Niagara Mohawk, operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles. National Grid is now the ninth largest US utility with over 3.2 million electricity distribution customers. We also serve over 500,000 gas customers in upstate New York.



Inside the convertor station at Sellindge, Kent – the English end of the French interconnector.

On completion of the Niagara Mohawk acquisition, we implemented a ground-breaking rate plan agreed with the New York Public Service Commission. Electricity customers received an immediate rate decrease of 8 per cent with delivery rates then effectively frozen for the full ten years of the plan. Gas delivery rates will remain frozen until the end of 2004. This also allows returns for shareholders to increase as we improve efficiency.

The debate around the creation of Regional Transmission Organisations continues to evolve, led by the Federal Energy Regulatory Commission.

We continue to evaluate how best to participate in the development of the transmission sector in the US.

The total operating profit, before exceptional costs and goodwill amortisation of National Grid USA in 2001/02 was £378.3 million, representing a very strong performance. Continued attention to cost-cutting efforts and out-performance of regulatory targets places us well on track to deliver a 10.5 per cent pre-tax nominal return on our investment by March 2005.

Electricity networks – UK

Our performance this year since the implementation of New Electricity Trading Arrangements (NETA) in March 2001, underlines our ability to operate and manage complex transmission networks within an incentive based regulatory environment.

In our Transmission Asset Owner business, we have launched further initiatives to deliver efficiency levels over and above the 20 per cent we announced last year. In January 2002, we introduced a strategy entitled "Staying Ahead", to ensure our business achieves ever higher standards, in a move that will bring long-term growth and ensure security for all stakeholder groups. The aim is for National Grid to maintain its position as a world-class company with processes and techniques that are in demand worldwide. In April of this year, we announced that we had identified an additional 10 per cent (amounting to £80 million) of savings for the remainder of the price control period to March 2006.

In this, the first year of the Balancing Services Incentive Scheme, we excelled in controlling costs and achieving savings for customers, enabling us to reach the maximum return allowable.

As a result of regulatory requirements, new contractual arrangements for the French interconnector came into effect on 1 April 2001. These new arrangements provide for the auctioning of blocks of interconnector capacity on timescales ranging from three years to one day. With low UK wholesale electricity prices, these auctions have led to reduced profit.

Total operating profit for transmission and interconnectors, before exceptional costs, in the UK, during 2001/02 was £544.5 million.



A typical GridCom aerial installation.



Callahan Park, Malden, Massachusetts. A former manufactured gas plant site, cleaned up to create a baseball park for the community.

Telecoms – Infrastructure services

GridCom GridCom was launched in spring 2001 to install and maintain telecoms equipment on National Grid's electricity transmission network and provide a range of infrastructure services targeted particularly at the mobile telecoms industry. GridCom is using National Grid's project management skills and electricity infrastructure to capitalise on demand for new base station sites by mobile operators. This demand is principally driven by the need of these operators to quickly install new infrastructure and the sensitivity of the public to new masts. During the year, we have contracted with Hutchison 3G to provide up to 1,000 sites and we are actively looking for opportunities to build on this success. The business' operating start-up losses were £4.6 million this year.

NEESCom NEESCom, our wholly-owned telecoms business in the north-eastern US, has recently extended its network to Albany, in upstate New York. NEESCom intends to capitalise on its success by seeking new opportunities in the US telecoms market. The operating profit, before goodwill amortisation, was £3.0 million during 2001/02.

Telecoms – networks

Energis Energis, along with other major telecoms companies, is facing a challenging period as a result of the decline in the global telecoms market. It is in discussion with its lenders and bond holders with the aim of restructuring its business and debt obligations. This could result in a significant dilution of National Grid's shareholding in Energis. We have taken the decision to write-down all of the £392.1 million carrying value of our stake in Energis.

Energis Polska The difficulties faced by Energis have impacted on our investment in Energis Polska and we have provided for the investment and associated liabilities of £109.8 million.

Latin America In November 2001, we announced our intention to withdraw from our telecoms investments in Latin America, principally due to the global decline in the telecoms market and regional economic difficulties. Through the exceptional charge reported in November 2001 of £290.4 million, we have fully written-down the carrying value of our Latin American telecoms investments and provided for certain associated liabilities. Our share of operating losses this year from Intelig in Brazil is significantly reduced to £35.5 million from £118.0 million last year.

Other

National Grid also has interests in electricity transmission joint ventures in Argentina and Zambia. These contributed £24.8 million and £4.4 million, respectively, to Group operating profit this year. Over the past year both have performed well. However, they both face local challenges which are particularly severe for our Argentine operation.

Framework for a responsible business

An important aim for us is to be a long-term and successful business. This will ensure we are able to reward our shareholders by ever-increasing the value of their investment. To achieve this aim, we will ensure that, whatever commercial path is taken in the future, our business is sustainable and managed in a responsible manner.

We have put in place a framework for our activities in the future. By focusing our efforts on delivering sustainable growth, and profits with responsibility, while investing for the future, we believe we will continue to be a long-term and successful business.

Our standards of business conduct encompass open and constructive dialogue with all of our stakeholders and the maintenance of high standards of integrity and professionalism.

To protect the future of our business, we take a proactive approach to the management of both existing and future environmental risks. We aim to clean-up contaminated land to enable it to be put back into productive use. We seek to be efficient in our use of natural resources and to keep our waste to a minimum, thus increasing our productivity as well as benefiting the environment. Wherever practicable, we also take steps to reduce emissions of greenhouse gases, again making us more productive whilst also playing an important part in helping to minimise climate change.

Five Sisters housing project, Syracuse, upstate New York.

National Grid has invested in the rehabilitation of five historically significant Victorian homes. This is attracting new customers to existing infrastructure and inspiring other corporations to get directly involved in rejuvenating abandoned homes in upstate New York.



Executive's review continued

One of the seven shafts making up the London Connection Tunnel, London, UK.

National Grid is improving the security of electricity supplies into London, with the establishment of new cable circuits being installed in a purpose built tunnel, adding to the already extensive network serving the capital. The project employs the latest cable technology and equipment, ensuring that the growing demand for electricity in London will be met efficiently.





Management safety observation tour, Brockton, Massachusetts.



The London Lavender project – a beneficiary of National Grid's community awards.



Working in partnership with our joint venture employees and governments to fight the spread of malaria, Zambia.

A healthy and injury-free workplace is an important feature in a responsible business, and makes an important contribution to maximising productivity. Our objective is to safeguard each other and those who work with us, and to achieve our goals of no work-related injuries, no occupational illness and no harm to others in the community.

Our long-term success will depend on having a talented and diverse workforce with the right skills for the work we do. Accordingly, we seek to recognise and reward our employees for the contribution they make to the success of the business and to develop them so that they can add value to the company, themselves and society.

We believe we make a significant contribution to the economic wellbeing of communities and society by offering high quality, reliable services at reasonable cost. We therefore aim to improve the efficiency of the business without compromising quality and reliability.

Our business relies on working in partnership with others. Through our own financial contributions and the activities of our staff, we support projects that help improve the quality of life for many communities.

Outlook

Our tasks for 2002/03 include:

- continuing the integration process in the US;
- continuing the UK efficiency drive;
- completing the proposed merger with Lattice and successfully integrating the business;
- developing our infrastructure services business; and
- developing further growth opportunities.

These proposals emphasise our commitment to creating shareholder value and providing benefits to customers.

Roger Urwin
Group Chief Executive

Board of Directors














1 **James Ross**
Chairman and a member of the Nominations Committee.
Age 63

2 **Roger Urwin**
Group Chief Executive.
Age 56

3 **Stephen Box**
Group Finance Director.
Age 51

4 **Steven Holliday**
Group Director, UK and Europe.
Age 45

5 **Rick Sergel**
Group Director, North America.
Age 52

6 **Edward Astle**
Group Director, Telecommunications.
Age 48

7 **William Davis**
Group Director and Chairman, National Grid USA.
Age 60

8 **Bob Faircloth**
Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees.
Age 65

9 **John Grant**
Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees.
Age 56

10 **Bonnie Hill**
Non-executive Director.
Age 60

11 **Paul Joskow**
Non-executive Director and a member of the Audit Committee.
Age 54

12 **Richard Reynolds**
Non-executive Director and a member of the Audit and Remuneration Committees.
Age 63

Acquisition of Niagara Mohawk

On 31 January 2002, National Grid successfully completed the acquisition of Niagara Mohawk, for consideration of £2,186.5 million satisfied by the issue of shares amounting to £1,269.9 million and cash of £916.6 million, including £44.9 million relating to the costs of acquisition.

Niagara Mohawk has contributed £83.1 million to operating profit for the period from the date of acquisition to 31 March 2002.

Group turnover

Group turnover increased from £3,799.7 million in 2000/01 to £4,401.0 million in 2001/02, substantially reflecting the acquisition of Niagara Mohawk, which accounted for nearly 80 per cent of the increase.

Group total operating profit

Total operating profit rose by £135.3 million to £874.7 million reflecting higher contributions from Niagara Mohawk (£83.1 million following the acquisition of this business on 31 January 2002); UK transmission (£524.7 million compared with £486.3 million in 2000/01); Intelig (reflecting an operating loss of £35.5 million as compared with £118.0 million for 2000/01); and US distribution and transmission (£225.9 million compared with £204.4 million for 2000/01).

These increased contributions were partially offset by lower contributions from UK interconnectors (£19.8 million compared with £42.8 million for 2000/01); stranded costs recovery and generation (£44.3 million compared with £61.7 million for 2000/01); telecoms activities (losses of £17.2 million compared with £3.0 million for 2000/01); Energis (with losses of £3.7 million compared with an operating profit of £4.4 million for 2000/01); other telecom joint ventures (with losses of £15.3 million compared with £3.4 million for 2000/01); and other activities (that absorbed £4.8 million compared with an operating profit of £6.7 million in 2000/01).

Exceptional items

The results for 2001/02 include net exceptional pre-tax losses of £953.5 million (£893.4 million post-tax), including losses arising from; an impairment of the Group's Latin American telecoms investments, an impairment charge relating to the Group's investment in Energis, an impairment of the Group's investment in Energis Polska, restructuring and integration costs associated with a reorganisation within the UK and the integration of Niagara Mohawk and the Group's share of a joint venture's foreign exchange financing charge.

These exceptional losses were partially offset by: profits relating to the sale of tangible fixed assets, a net exceptional profit relating to the gain on a disposal of a joint venture and profits arising from reductions in the Group's interest in Energis during 2001/02.

Interest

Net interest, excluding exceptional items, rose from £255.1 million to £292.5 million for 2001/02. This increase is explained by the acquisition of Niagara Mohawk and an increase in the Group's share of the associated undertakings' net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

Taxation

The net tax charge of £25.3 million for 2001/02, includes a net credit relating to exceptional items amounting to £60.1 million. If these exceptional items are excluded, then the tax charge for 2001/02 is £85.4 million, including a £73.0 million tax credit arising from an adjustment to prior year's tax. The effective tax rate for 2001/02, excluding the impact of exceptional items, is 17.4 per cent. The effective tax rate for 2000/01, excluding the impact of exceptional items and after restatement for the impact of a change in the UK GAAP accounting policy for deferred taxation (see below) was 45.6 per cent.

Change in UK GAAP accounting policies

National Grid has adopted Financial Reporting Standards (FRS) 18 "Accounting Policies" and FRS 19 "Deferred Tax" during the year.

The adoption of FRS 18 has had no material impact on the Group, whilst the adoption of FRS 19 has resulted in a reduction in shareholders' funds at 1 April 2001 of £802.3 million. It has been impractical to determine the impact on the current year's results of the adoption of FRS 19 because of the acquisition of Niagara Mohawk. The impact of the adoption of FRS 19 on the results for 2000/01 was to reduce profit after taxation by £104.8 million.

(Loss)/earnings per share

Basic loss per share for 2001/02 was 32.3 pence compared with basic earnings per share of 45.0 pence in 2000/01, reflecting the very significant level of net exceptional losses in 2001/02. Excluding exceptional items and goodwill amortisation, basic earnings per share increased 12.1 pence to 32.1 pence.

Ordinary dividends

The total ordinary dividend for 2001/02 amounted to 16.04 pence per ordinary share. This represents an increase of 6.4 per cent over the previous year. The total dividend is covered 2.0 times (2000/01: 1.3 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation and amounted to £264.6 million.

Dividend policy

National Grid is committed to delivering sustained real dividend growth. Confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share by 5 per cent real in each of the next five years.

Share price and market capitalisation

On Thursday 28 March 2002, the last day of trading in the 2001/02 financial year, National Grid's share price was 463.3 pence compared with 544.0 pence on 30 March 2001. Between 1 April 2001 and 31 March 2002, closing prices of the shares were in the range 417.3 pence to 581.0 pence. Market capitalisation at 28 March 2002 was some £8.2 billion.

Cash flow

Net cash inflow from operations was £1,255.4 million in 2001/02 compared with £810.6 million in 2000/01. The 2001/02 increase in net cash flow from operations primarily reflects the collection of under recovered power costs relating to 2000/01 in the US, the recovery of costs incurred in 2000/01 in respect of the development of NETA in the UK and the first contribution from Niagara Mohawk, partially offset by cash outflows in respect of exceptional items.

Payments to the providers of finance, in the form of dividends and interest, totalled £587.0 million (net) in 2001/02, compared with £519.4 million in 2000/01. Net interest cash outflows increased from £303.4 million in 2000/01 to £349.0 million in 2001/02. The increase to 2001/02 reflects the additional net interest expense associated with the acquisition of Niagara Mohawk.

Net corporate tax payments amounted to £7.3 million in 2001/02 compared with £137.2 million in 2000/01.

Net purchases of tangible fixed assets absorbed cash of £464.4 million in 2001/02, compared with £457.6 million in 2000/01. Net purchases of tangible fixed assets in 2001/02 include amounts paid in respect of National Grid USA and Niagara Mohawk amounting to £199.3 million, compared with £154.2 million for 2000/01.

Cash outflow in 2001/02, relating to the acquisition of Group undertakings and other investments, amounted to £983.2 million, of which £931.9 million related to the acquisition of Niagara Mohawk. This compares with cash outflows relating to the acquisition of Group undertakings and other investments amounting to £778.1 million in 2000/01. The 2000/01 cash outflows substantially related to the acquisition of EUA and an additional investment in Intelig.

During 2001/02, National Grid raised finance through Eurobonds, other bond issues and the use of a multi-currency revolving credit facility for the purpose of financing the acquisition of Niagara Mohawk and repaying other forms of borrowings.

Equity shareholders' funds

Equity shareholders' funds increased from £2,673.5 million at 31 March 2001 to £3,196.6 million at 31 March 2002. This increase is primarily explained by the issue of shares in connection with the acquisition of Niagara Mohawk amounting to £1,269.9 million, partially offset by the retained loss for the year of £757.9 million.

Net debt

Net debt increased from £3,918.2 million at 31 March 2001, to £8,240.7 million at 31 March 2002, primarily as a result of the acquisition of Niagara Mohawk. Gearing at 31 March 2002 was 250 per cent, up from 144 per cent at the start of the year. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered a more relevant indicator of the Group's borrowing capacity, was 3.0 times (compared with 2.9 times in 2000/01).

Following the acquisition of Niagara Mohawk, the composition as well as the amount of Group debt has changed significantly. Other specific refinancings have been the issue by National Grid Company of a £600 million bond with an RPI indexed tranche, a fixed rate tranche and a limited indexed tranche maturing in 2020, 2028 and 2030 respectively, and a €2.0 billion bond guaranteed by National Grid Group, maturing €1.25 billion in 2006 and €0.75 billion in 2011. These euro amounts borrowed have been swapped into US dollars and into sterling.

Capital expenditure

Capital expenditure in 2001/02, including interest capitalised, was £593.3 million, compared with £535.8 million in 2000/01.

At 31 March 2002, future capital expenditure contracted for but not provided in the accounts amounted to £360.8 million. It is expected that this capital expenditure commitment will be financed from the Group's operational cash flow.

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk, liquidity risk and funding risk.

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments ("derivatives"), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes. Derivatives entered into in respect of gas and electricity commodities are used in support of the businesses' operational requirements, National Grid does not issue or intend to hold derivative instruments for trading purposes.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP which differ in certain material respects from US GAAP. The US accounting information in note 2 gives a summary of the principal differences between the amounts determined in accordance with National Grid's accounting policies (based on UK GAAP) and those determined in accordance with US GAAP, together with reconciliations of net income and equity shareholders' funds from a UK GAAP basis to a US GAAP basis.

Net loss for 2001/02 under US GAAP was £163.1 million (2000/01: £810.3 million (net profit)) compared with a net loss of £493.3 million (2000/01: £664.2 million (net profit)) under UK GAAP. Equity shareholders' funds under US GAAP at 31 March 2002 were £3,759.0 million (31 March 2001: £2,920.0 million) compared with £3,196.6 million (31 March 2001: £2,673.5 million) under UK GAAP. The differences primarily result from the differing accounting treatments in respect of goodwill, severance and integration costs, pensions, recognition of income, financial instruments and the carrying value of the EPICs liability.

During 2001/02, National Grid adopted the following US GAAP accounting standards:

- Statement of Financial Accounting Standard ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities";
- SFAS 141 "Business Combinations"; and
- SFAS 142 "Accounting for Goodwill and Other Intangible Assets".

Corporate Governance

Corporate governance is the system by which companies are directed and controlled.

UK listed companies are required to include a statement on corporate governance in their annual reports. This statement must include a narrative on how the principles of the Combined Code have been applied and whether or not the company has complied throughout the year with all of the provisions set out in the Combined Code. The Combined Code is appended to the Listing Rules of the UK Listing Authority.

The following statement summarises how National Grid approaches the issue of corporate governance.

Code of Business Practice

To ensure effective corporate governance within National Grid, a Code of Business Practice was established. This Code was constructed around the Principles of Good Governance contained in the Combined Code. To help ensure consistent practice, Group Wide Policy Statements were also introduced. These provide guidance for management and staff throughout the Group on the principles, controls and codes of conduct that have been established.

Directors

National Grid is led by its Group Board, which has six Executive and six independent Non-executive Directors. The Board meets at least eight times a year, holding extra meetings when necessary.

The Board must approve certain decisions such as the start-up or the acquisition of a new company or any activity in a new territory. The Board also monitors health and safety matters throughout the Group. The Board has set up committees to carry out certain other functions as follows.

Audit Committee

The Audit Committee considers the scope and extent of internal audit work and reports annually to the Board on this function. The Audit Committee meets at least four times a year and the Group Chief Executive and Group Finance Director are invited to attend. The Committee has at least one private meeting with the external auditors with management excluded. The Committee also considers the re-appointment of the external auditors each year.

The Audit Committee, has the specific task of keeping under review, the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money.

Nominations Committee

This Committee recommends the reappointment of existing Directors and selects and proposes the appointment of new Directors to the Board.

Any new Director to the Board must retire at the first AGM following their appointment and seek reappointment by the shareholders. National Grid's Articles of Association also require that each Director must retire and seek reappointment by shareholders at least once every three years.

Remuneration Committee

National Grid has a Remuneration Committee of independent Non-executive Directors with the responsibility for the design of packages to attract, retain and motivate high calibre directors. The Committee understands it is important both to link reward to performance and to use a range of incentives. The following information is a summary of the Directors' Report on Remuneration found in the full Annual Report.

Remuneration

The Remuneration Committee has decided, with the approval of the Board, to put the Remuneration Committee Statement to a shareholder vote at the Annual General Meeting on 23 July 2002.

Remuneration Policy

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of base salary, incentives (annual cash bonus, share matching plan, executive share options), pension and non-cash benefits (including company car, medical insurance, life assurance, etc).

Cash bonuses may represent up to 60 per cent of base annual salary each year. Option grants to the value of 3 times base salary may be made each year. These options cannot be exercised by Directors unless the Group achieves certain performance targets.

Executive Directors have service contracts set at one year's notice, however contracts may be longer on appointment, reducing after an initial period.

Non-executive Directors receive an annual fee of £30,000 with an additional £5,000 payable for committee chairmanship. A fee of £1,000 is paid for each Board meeting that a Non-executive Director attends outside of their country of residence.

The Non-executive Chairman receives an annual fee of £175,000.

Directors' remuneration

The remuneration of individual Directors for the year ended 31 March 2002 is set out below:

	Base salary and fees £000	Annual bonus[1] £000	Benefits £000	Total emoluments (excluding pension) 2001/02 £000	2000/01 £000
Chairman					
James Ross	143	–	22	165	120
(Non-executive Director)					
Executive Directors					
Roger Urwin	500	267	27	794	436
Edward Astle[2]	181	94	9	284	–
Stephen Box	350	155	27	532	455
William Davis[3]	83	54	2	139	–
Wob Gerretsen[4]	–	–	–	–	259
Steven Holliday[5]	270	146	28	444	1
David Jones[6]	–	35	–	35	665
Rick Sergel	486	224	18	728	620
Non-executive Directors					
Bob Faircloth	42	–	–	42	30
John Grant	35	–	–	35	30
Bonnie Hill[3]	4	–	–	4	–
Paul Joskow	57	–	–	57	45
Richard Reynolds	55	–	–	55	50
Total	2,206	975	133	3,314	2,711

1 Total cash bonus paid includes amounts invested by Directors in the Share Match Scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on Matching Shares. For US Directors, the total cash paid does not include deferred share awards.
2 Appointed to the Board on 1 September 2001.
3 Appointed to the Board on 11 February 2002.
4 Died on 19 October 2000.
5 Appointed to the Board on 30 March 2001.
6 Resigned from the Board on 31 March 2001. During the year David Jones received ex-gratia payments of £35,353 in respect of dividends on Matching Shares exercised.

The total remuneration of Roger Urwin, the highest-paid Director during the year, was £794,195 (2001: David Jones, £665,440).

Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below:

	Ordinary shares at 31 March 2002	Ordinary shares at 1 April 2001	**Options over ordinary shares at 31 March 2002**	Options over ordinary shares at 1 April 2001
James Ross	19,000	19,000	–	–
Roger Urwin	147,920	144,539	471,292	328,751
Edward Astle	–	–	193,952	–
Stephen Box	18,459	6,552	442,485	349,181
William Davis	11,520	–	–	–
Bob Faircloth	–	–	–	–
John Grant	10,000	10,000	–	–
Steven Holliday	–	–	225,628	150,000
Paul Joskow	5,000	5,000	–	–
Richard Reynolds	10,000	10,000	–	–
Rick Sergel	2,763	1,257	336,166	201,845

On 23 April 2002, the Trustee of the National Grid USA Incentive Thrift Plan purchased additional ADSs increasing Rick Sergel's total interest to the equivalent of 2,937 ordinary shares.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2002 and 29 May 2002.

Each of the Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday, and Rick Sergel), excepting William Davis, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 12,484,040 National Grid ordinary shares held by the QUEST and the 745,327 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2002.

All interests at 1 April 2001 were in National Grid Group plc ordinary shares of 11$^{13}/_{17}$ pence each. Following the Scheme of Arrangement on 31 January 2002, all interests are in National Grid Group plc ordinary shares of 10 pence each.

Independent auditors' statement

The independent auditors' opinion on the full annual accounts of the Group, for the year ended 31 March 2002, is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

Independent auditors' statement to the members of National Grid Group plc

We have examined the summary financial statement on pages 16 to 18.

Respective responsibilities of the Directors and auditors

The Directors are responsible for preparing the Annual Review, which includes the summary financial statement. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts and the Directors' report, and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, "The auditors' statement on the summary financial statement", issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement on pages 16 to 18 is consistent with the full annual accounts and the Directors' report of National Grid Group plc for the year ended 31 March 2002, and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
29 May 2002

Group profit and loss account
for the years ended 31 March

	2002 £m	2001 (restated) £m
Turnover, including share of joint ventures	4,660.3	4,004.1
Less: share of joint ventures' turnover (continuing operations)	(259.3)	(204.4)
Group turnover		
- continuing operations	3,921.9	3,799.7
- acquisition	479.1	–
	4,401.0	3,799.7
Operating costs	(3,893.6)	(3,094.2)
Operating profit of Group undertakings		
- continuing operations	505.7	705.5
- acquisition	1.7	–
	507.4	705.5
Share of joint ventures' and associate's operating loss (continuing operations)	(636.8)	(96.0)
Operating (loss)/profit		
- Before exceptional items and goodwill amortisation	874.7	739.4
- Exceptional costs	(121.4)	(45.3)
- Impairment of investments in joint ventures and associate	(792.3)	–
- Goodwill amortisation	(90.4)	(84.6)
Total operating (loss)/profit (continuing operations, including acquisition)	(129.4)	609.5
Exceptional profit relating to partial disposal of Energis	20.1	243.3
Profit on disposal of investments	10.6	20.1
Profit on disposal of tangible fixed assets	22.0	–
Net interest		
- Excluding exceptional item	(292.5)	(255.1)
- Exceptional item	(92.5)	–
	(385.0)	(255.1)
(Loss)/profit on ordinary activities before taxation	(461.7)	617.8
Taxation		
- Excluding exceptional items	(85.4)	(182.1)
- Exceptional items	60.1	235.4
	(25.3)	53.3
(Loss)/profit on ordinary activities after taxation	(487.0)	671.1
Minority interests	(6.3)	(6.9)
(Loss)/profit for the year	(493.3)	664.2
Dividends	(264.6)	(223.0)
Retained (loss)/profit	(757.9)	441.2
(Loss)/earnings per ordinary share		
- Basic, including exceptional items and goodwill amortisation	(32.3)p	45.0p
- Basic, excluding exceptional items and goodwill amortisation	32.1p	20.0p
- Diluted, including exceptional items and goodwill amortisation	(32.3)p	43.0p
- Diluted, excluding exceptional items and goodwill amortisation	32.1p	19.8p
Dividends per ordinary share	16.04p	15.08p

The emoluments of the Directors, excluding pension contributions and any gains on the exercise of share options, were £3.314m (2001: £2.711m) – see page 14.

Summary Group balance sheet
at 31 March

	2002 £m	2001 (restated) £m
Fixed assets		
Intangible assets - goodwill	2,113.0	1,386.2
Tangible assets	9,121.7	5,617.3
Investments	298.3	945.8
	11,533.0	7,949.3
Current assets	5,883.0	2,256.2
Creditors (amounts falling due within one year)	(2,969.3)	(2,213.7)
Net current assets	2,913.7	42.5
Total assets less current liabilities	14,446.7	7,991.8
Creditors (amounts falling due after more than one year)	(8,118.0)	(3,755.5)
Provisions for liabilities and charges	(3,034.3)	(1,521.0)
Net assets employed	3,294.4	2,715.3
Capital and reserves		
Called up share capital	177.7	148.5
Share premium account	1,243.4	–
Merger reserve	359.5	303.1
Profit and loss account	1,416.0	2,221.9
Equity shareholders' funds	3,196.6	2,673.5
Minority interests	97.8	41.8
	3,294.4	2,715.3

Current assets include £4,054.4m (2001: £1,053.9m (restated)) of debtors that fall due after more than one year.

The summary financial statement on pages 16 to 18 was approved by the Board of Directors on 29 May 2002 and was signed on its behalf by:

J H Ross Chairman
S J Box Group Finance Director

1 Prior year adjustment

During the year, the Group has adopted Financial Reporting Standard 19 "Deferred Tax" (FRS 19) which has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the summary financial statement as a prior year adjustment. The effect on the Group balance sheet at 31 March 2001 is to reduce equity shareholders' funds by £802.3 million and reduce profit after taxation for the year ended 31 March 2001 by £104.8 million. Comparatives for the year ended 31 March 2001 included within the summary financial statement have been restated to reflect the effect of these changes.

2 Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant adjustments necessary to restate net (loss)/income and equity shareholders' funds in accordance with US GAAP are set out below.

a Net (loss)/income	2002 £m	2001 (restated) £m
Profit for the year, excluding exceptional items	400.1	210.7
Exceptional items after taxation	(893.4)	453.5
Net (loss)/income under UK GAAP	(493.3)	664.2
Adjustments to conform with US GAAP		
Deferred taxation	6.7	(27.2)
Pensions	29.4	18.9
Share option schemes	(1.6)	(5.3)
Tangible fixed assets	3.4	3.4
Financial instruments	(82.8)	(55.4)
Issue costs associated with EPICs	(1.8)	(1.8)
Carrying value of EPICs liability	203.1	152.5
Severance and integration costs	67.4	23.6
Recognition of income	(4.7)	(17.0)
Goodwill	78.4	(1.6)
Share of joint ventures' and associate's adjustments to conform with US GAAP	37.0	56.0
Other	(4.3)	–
Total US GAAP adjustments	330.2	146.1
Net (loss)/income under US GAAP	(163.1)	810.3
Basic (loss)/earnings per share	(10.7)p	54.9p
Diluted (loss)/earnings per share	(10.7)p	52.1p

b Equity shareholders' funds	2002 £m	2001 (restated) £m
Equity shareholders' funds under UK GAAP	3,196.6	2,673.5
Adjustments to conform with US GAAP		
Deferred taxation	(51.7)	(47.2)
Pensions	216.5	178.7
Shares held by employee share trusts	(45.7)	(10.2)
Ordinary dividends	169.0	133.5
Tangible fixed assets	(38.2)	(41.6)
Financial instruments	(81.5)	(45.5)
Issue costs associated with EPICs	1.9	3.7
Carrying value of EPICs liability	240.6	37.5
Severance liabilities	14.8	–
Recognition of income	(21.7)	(17.0)
Regulatory assets	34.4	–
Goodwill	105.1	34.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	20.7	21.3
Other	(1.8)	(0.8)
Total US GAAP adjustments	562.4	246.5
Equity shareholders' funds under US GAAP	3,759.0	2,920.0

Financial calendar

30 May 2002	2001/02 preliminary results
5 June 2002	National Grid shares go ex-dividend
7 June 2002	Record date for 2001/02 final dividend
23 July 2002	Annual General Meeting and Extraordinary General Meeting
15 August 2002	2001/02 final dividend paid to qualifying shareholders

Shareholder queries

Queries from shareholders should be addressed to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, **www.shareview.co.uk**).

Queries from holders of American Depositary Shares (ADSs) should be addressed to the depositary, The Bank of New York, Shareholders Correspondence, PO Box 11258, New York, NY10286-1258 (for calls inside the US, telephone 1-800-466-7215, for international calls telephone +1-610-312-5315. e-mail shareowner-svcs@bankofny.com, **www.adrbny.com**).

Other documents available from *National Grid*

We send a copy of the Annual Review to all of our shareholders each year.

For the assistance of visually impaired shareholders, an audio tape version of the Annual Review is produced and may be obtained free of charge by contacting the Registrar, Lloyds TSB Registrars.

Shareholders may opt to receive copies of our Annual Report and Form 20-F which contains the full accounts and additional information required by the Securities and Exchange Commission in the US, by contacting our Registrar at the address above.

National Grid's principal UK subsidiary, The National Grid Company plc, is the holder of the electricity licence for England and Wales. Under the terms of this licence it is required to provide to the regulator an accounting statement for its licenced businesses. Copies of these statements are available from the Registrar, Lloyds TSB Registrars.

National Grid has published the first Group-wide responsible business website "Connecting with the Future" which can be found on our website at **www.nationalgrid.com**.

Other information about National Grid is also available on our website at **www.nationalgrid.com**.

Electronic communication

Information about National Grid is available via the internet on **www.nationalgrid.com**, share price information, annual reports and shareholder FAQs can be found in the Investors section.

Shareholders may elect to receive all shareholder communications, such as the Annual Review and Notice of AGM by electronic means. Shareholders who wish to take advantage of this service can register on our Registrar's website **www.shareview.co.uk**. Registration is free. Once registered, shareholders will receive notification by e-mail, when documentation is available with instructions on how to view it. There are no particular software requirements to view the documents, other than those described and available on our website, **www.nationalgrid.com**.

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies, may register this preference on the website, **www.shareview.co.uk**, or by contacting the Registrar at the address above.

Holders of ADSs may elect to receive some documents electronically by checking the appropriate box on the reverse side of their voting instruction card. Alternatively, they may call The Bank of New York at 1-800-466-7215.

Prior to general meetings of National Grid, ADS holders will be mailed a notice of meeting with instructions on how to electronically access the Annual Review.

Shareholders or ADS holders who wish to receive all communications in paper form need take no action.

Contacts and advisers

Principal offices

National Grid Group plc

15 Marylebone Road
London
NW1 5JD

National Grid UK

National Grid House
Kirby Corner Road
Coventry
CV4 8JY

National Grid USA

25 Research Drive
Westborough
Massachusetts
MA01582

300 Erie Boulevard West
Syracuse
New York
NY13202

Principal advisers

Auditors and Reporting Accountants

PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

Bankers

Barclays Bank plc
54 Lombard Street
London
EC3P 3AH

Joint Brokers

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London
E14 4QJ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

Depositary

The Bank of New York
101 Barclay Street
22nd Floor West
New York
NY10286

Financial Advisers

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

Dresdner Kleinwort Wasserstein
20 Fenchurch Street
London
EC3P 3DB

Legal Advisers

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London
EC1A 4DD

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA



Registered in England and Wales
No. 4031152

Registered office
15 Marylebone Road
London
NW1 5JD

Designed and produced by Timothy Guy Design
Photography by Mike Abrahams
Typeset by New Leaf
Printed in England by Westerham Press
The paper used in the production of this report is
elemental chlorine free (ECF)



National Grid Group plc
15 Marylebone Road
London
NW1 5JD
Tel (0)20 7312 5600
Fax (0)20 7312 5669

www.nationalgrid.com

National Grid

CONNECTICUT YANKEE ATOMIC POWER COMPANY

2001 Annual Report



REMOVE · RESTORE · REUSE
CY DECOMMISSIONING PROJECT

CONTENTS

CONNECTICUT YANKEE ATOMIC POWER COMPANY
362 INJUN HOLLOW ROAD
EAST HAMPTON, CT 06424

DESCRIPTION OF BUSINESS

Connecticut Yankee Atomic Power Company (the Company or CY) owns a single unit nuclear power electric generating plant (the "Plant"). The Company's common stock is owned by nine New England electric utilities (the Shareholder-Sponsors). The plant is located on the Connecticut River in East Hampton, Connecticut.

On December 4, 1996, the Board of Directors of the Company voted unanimously to permanently cease the production of power at CY. The Company submitted its plan to decommission the Plant to the Nuclear Regulatory Commission (NRC) and, with NRC approval, has commenced decommissioning activities. The nine sponsoring electric utilities, which own all of the common stock of the Company, are obligated to pay the Company an amount equal to total operating expenses, including decommissioning, plus a return on investment.

COMMON STOCK OWNERSHIP

	Ownership Percentage	Shares Owned
The Connecticut Light and Power Company	34.5%	120,750
New England Power Company (successor to Montaup Electric Company)	19.5	68,250
Boston Edison Company	9.5	33,250
The United Illuminating Company	9.5	33,250
Western Massachusetts Electric Company	9.5	33,250
Central Maine Power Company	6.0	21,000
Public Service Company of New Hampshire	5.0	17,500
Cambridge Electric Light	4.5	15,750
Central Vermont Public Service Corporation	2.0	7,000
	100.0%	350,000

SELECTED FINANCIAL DATA (in thousands, except where noted)

	Years Ended December 31, 2001	2000
Operating revenue	$ 45,119	$ 59,190
Operating income	$ 4,774	$ 9,948
Net income	$ 4,386	$ 19,203
Dividends paid	$ 11,375	$ 50,050
Earnings per share, basic and diluted ($ per share)	$ 12.53	$ 54.87
Return on operating income (percent)	6.95%	9.91%
Return on equity (percent)	6.38%	19.12%
Total assets	$ 395,260	$ 469,744

FINANCIAL AND OPERATIONAL REVIEW

Financial

The financial data for the Company for 2001 reflects overall reductions in costs and revenues to purchasers resulting from ceasing plant operations and a continued focus on plant decommissioning activities, along with the Federal Energy Regulatory Commission (FERC) Rate Case Settlement that became effective September 1, 2000. In 2001, operating revenues decreased by approximately $14.1 million due primarily to the provisions of the FERC rate case settlement. The FERC settlement included a prospective Return on Equity ("ROE") rate of 6%, decommissioning collections of $16.7 million annually and full recovery of assets through the power contract period ending June 2007.

Decommissioning

As of December 2001, the decommissioning work scope as conducted by the Decommission Operation Contractor (DOC), was approximately 60% complete, based on an integrated schedule of decommissioning and dry cask storage activities. Large component removals and commodity removals continued throughout 2001. The License Termination Plan (LTP) was submitted to the NRC in June 2000 and passed a sufficiency review by the NRC. In support of NRC review and approval, the Company is working through all remaining issues. The NRC Safety Evaluation Report is expected to be issued mid-year 2002.

FERC

During April 2000, the Company signed settlement agreements with the major intervening parties regarding the FERC rate case filed in late 1996. The FERC approved this settlement (Docket No. ER97-913) on September 11, 2000. In the rate settlement, the Company received approval regarding decommissioning collections, ROE of 6% and full recovery of assets in August 2000. The FERC Rate Case settlement rates went into effect September 1, 2000.

Report of Independent Public Accountants

To the Board of Directors of
CONNECTICUT YANKEE ATOMIC POWER COMPANY:

We have audited the accompanying balance sheets of Connecticut Yankee Atomic Power Company (a Connecticut corporation) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Yankee Atomic Power Company as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 11, 2002

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Dollars in Thousands, Except Share and Per Share Amounts)

	Years Ended December 31, 2001	2000
Operating revenues	$ 45,119	$ 59,190
Operating expenses:		
Fuel (Note C)	3,156	3,036
Operations	98	(32)
Decommissioning (Note E)	16,742	22,114
Amortization of unrecovered assets	18,952	18,957
Income taxes (Note D)	1,139	4,811
Taxes other than income taxes	258	356
Total operating expenses	40,345	49,242
Operating income	4,774	9,948
Other income, net	96	12,957
Income before interest charges	4,870	22,905
Interest charges:		
Interest on long term debt	–	4,824
Other (income)/interest	484	(1,122)
Total interest charges	484	3,702
Net income	$ 4,386	$ 19,203
Retained earnings:		
Retained earnings at beginning of year	$ 35,522	$ 66,369
Net income	4,386	19,203
	39,908	85,572
Dividends paid	11,375	50,050
Retained earnings at end of year	$ 28,533	$ 35,522
Per share data:		
Basic and diluted earnings per share	$ 12.53	$ 54.87.
Dividends per share	$ 32.50	$ 143.00
Common Shares Outstanding	350,000	350,000

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

(Dollars in Thousands)

	Years Ended December 31, 2001	2000
ASSETS		
Utility plant, at original cost:		
Land	$ 1,310	$ 1,310
Current assets:		
Cash and cash equivalents	1,475	22,078
Accounts receivable:		
Electric sales	4,231	170
Decommissioning trust	398	976
Income tax	10,066	–
Other	916	701
Total current assets	17,086	23,925
Deferred charges and other assets:		
Trust funds:		
Plant decommissioning (Note E)	135,357	170,035
Other	990	616
Regulatory assets:		
Net unrecovered assets (Note B)	104,237	123,212
Closure (Note B)	112,840	121,906
DOE decontamination and decommissioning fee (Notes B and C)	20,077	24,443
Other	3,247	3,566
Other deferred charges and other assets	116	731
	$ 395,260	$ 469,744
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Capital stock, par value $100 per share; Authorized 700,000 shares; 350,000 shares outstanding	$ 35,000	$ 35,000
Paid in capital	2,964	2,961
Retained earnings	28,533	35,522
Total capitalization	66,497	73,483
Current liabilities:		
Accounts payable	2,889	4,240
Accounts payable to decommissioning trust	11,371	23,810
Accrued interest	–	5,594
Accrued taxes	–	23
Other liabilities	6,613	6,232
Total current liabilities	20,873	39,899
Reserves and deferred credits:		
Reserves:		
Plant decommissioning (Note E)	135,357	170,035
Other	1,119	3,687
Deferred Credits:		
Regulatory liabilities:		
Closure (Note B)	112,840	121,906
DOE decontamination and decommissioning fee (Notes B and C)	14,080	18,683
Other	3,525	4,017
Deferred federal and state income taxes (Note D)	35,524	31,403
Unamortized investment tax credits	4,065	4,804
Other deferred credits (Note F)	1,380	1,827
Commitments and contingencies (Notes G and H)		
	$ 395,260	$ 469,744

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended December 31, 2001	Years Ended December 31, 2000
Cash flows from operating activities:		
Net income	$ 4,386	$ 19,203
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Amortization of unrecovered assets	18,952	18,957
Decrease in decommissioning reserves	(34,678)	(31,781)
Decrease in other reserves	(2,568)	(230)
Decrease in provision for rate refund	–	(9,726)
Deferred federal and state income taxes	4,121	14,543
Investment tax credits, net	(739)	(739)
Interest accrued on prior period spent nuclear fuel disposal costs	–	4,539
(Increase)/decrease in:		
Accounts receivable	(13,763)	30,275
Other assets	215	5,257
Increase/(decrease) in:		
Accounts payable	(13,790)	2,962
Accrued expenses	358	(2,888)
Accrued interest	(5,594)	722
Other deferred credits	(454)	(23,288)
Net cash provided by/(used in) operating activities	(43,554)	27,806
Cash flows from investing activities:		
Sale of salvaged assets	23	8
Decrease in decommissioning trusts	34,678	31,781
Investments in special deposits	(375)	(4,323)
Purchase of land	–	(743)
Net cash provided by investing activities	34,326	26,723
Cash flows from financing activities:		
Dividends paid	(11,375)	(50,050)
Increase of spent fuel obligation	–	(15,134)
Net cash used in financing activities	(11,375)	(65,184)
Net (decrease) in cash and cash equivalents	(20,603)	(10,655)
Cash and cash equivalents at beginning of year	22,078	32,733
Cash and cash equivalents at end of year	$ 1,475	$ 22,078
Cash (received)/paid during the period for:		
Interest	$ 6,064	$ (71)
Federal and state income taxes	$ (1,273)	$ (13,893)
Supplemental non-cash investing and financing activity:		
Transfer of spent nuclear fuel trust to decommissioning trust (Note E)	$ –	$ 123,798

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. System of Accounts

The Company is subject to regulations prescribed by the FERC with respect to accounting and other matters. The Company is also subject to regulation by the NRC for nuclear plant licensing and safety, and by federal and state agencies for environmental matters such as air quality, water quality and land use. The Company has contracts with its Shareholders - Sponsors. Under the terms of the contracts, each Shareholder - Sponsor is required to pay the Company an amount equal to its entitlement percentage of the Company's total operating expenses, including a return on net unit investment and decommissioning costs. The accounts of the Connecticut Yankee Decommissioning Trust are included on a consolidated basis.

The Company is subject to further regulation by the Connecticut Department of Public Utility Control, which has jurisdiction over the Company with respect to, among other things, accounting procedures, certain dispositions of property and plant, mergers and consolidations, and securities issues.

2. Net Unrecovered Assets

Amortization of net unrecovered assets is calculated on a straight-line basis over the remaining period ending June 2007 and credited to the account. Any salvage of unrecovered assets, less cost of removal, is credited to this account.

3. Utility Plant

At December 31, 1996, the net balance of utility plant was reclassified to net unrecovered assets, except for $566,699 relating to the book value of the land on which the plant is located in East Hampton, Connecticut. In August 2000, the Company purchased a parcel of land for $743,164. The total book value of the land at December 31, 2001 and 2000 is $1,309,863.

4. Nuclear Decommissioning

The Company is collecting the estimated costs of funding the decommissioning of its plant through the period ending in June 2007. Any amendments to the funding schedule are accounted for prospectively.

5. Income Taxes

The tax effect of the temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with regulatory approval.

6. Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand and short-term cash investments, which are highly liquid in nature and have original maturities of three months or less. The carrying amount of cash and cash equivalents approximates fair value.

7. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. Risks and Uncertainties

The actuarial present value of accumulated plan benefits is prepared based on certain assumptions pertaining to interest rates, inflation rates, and employee demographics, all of which are subject to change. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

9. Reclassifications

Certain reclassifications of prior years' data have been made to conform to the current years' presentation.

10. Affiliated Services

In 2001 and 2000, Northeast Utilities provided limited services to CY including insurance administration, payroll and benefit administration and certain information technology services. The total cost of these services was approximately $0.2 million and $8.0 million in 2001 and 2000, respectively. In 2001 and 2000, Yankee Atomic Electric Company and CY shared treasury, accounting and management services. The total cost of these shared services to CY was approximately $1.1 million and $0.9 million for 2001 and 2000, respectively.

11. Regulatory Accounting and Assets

The accounting policies of the Company and the accompanying financial statements conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset or create a liability. If any portion of the Company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure, the Company would be required to write off related regulatory assets and liabilities. Based on current regulation, the Company believes that its use of regulatory accounting remains appropriate.

SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or conditions exist that indicate the carrying amounts of assets may not be recoverable. Based on the current regulatory environment at December 31, 2001, management believes that long-lived assets, including regulatory assets, are probable of future recovery.

NOTE B - RATE PROCEEDING

During April 2000, the Company signed settlement agreements with the major intervening parties in the 1996 FERC rate case. The Company received final FERC approval related to the settlement agreements and revised rates went into effect September 1, 2000. The Company received FERC approval on September 11, 2000 regarding the decommissioning collections, ROE of 6% and full recovery of assets.

Net unrecovered assets consist of the following components:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Net unrecovered assets, beginning of year	$ 123,212	$ 142,177
Amortization	(18,952)	(18,957)
Salvage/other	(23)	(8)
Net unrecovered assets, end of year	$ 104,237	$ 123,212

The estimated future costs to close and decommission the Plant are recorded as a Regulatory Liability. An equal amount has been recorded as a Regulatory Asset for the expected recovery of such costs.

The components of the Regulatory Asset and Regulatory Liability at December 31, 2001 are as follows:

	Regulatory Asset	Regulatory Liability
	(Dollars in Thousands)	
Projected costs to be incurred:		
Decommissioning fund contributions	$ 92,081	$ 92,081
Support costs	22,510	22,510
DOE D&D fee expense	20,077	20,077
	$ 134,668	$ 134,668

The remaining approximate $104.2 million of net unrecovered assets plus the approximate $134.7 million of projected closure and decommissioning costs, equals the $238.9 million estimated total costs of closure and decommissioning of the CY Plant, and of funding the decommissioning of the Plant as of December 31, 2001 for the period through June 2007.

NOTE C - NUCLEAR FUEL

Under the Energy Policy Act of 1992 (The Energy Act), the Company is assessed for its proportionate share of the costs of the decontamination and decommissioning (D&D) of uranium enrichment plants owned by the Department of Energy (DOE). The Energy Act requires that regulators treat the DOE D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. The DOE D&D assessment is allocated among utilities based upon services purchased in prior years. In 2001 and 2000, the Company made payments to the DOE of approximately $3.2 million and $3.1 million, respectively. At December 31, 2001, CY's DOE D&D obligation was approximately $17.4 million.

NOTE D - INCOME TAXES

Income tax expense consists of the following components:

	2001	2000
	(Dollars in Thousands)	
Income taxes charged to operations	$ 1,139	$ 4,811
Income taxes charged to other income	117	1,911
Income taxes charged to decommissioning	(8,852)	(5,114)
Total income tax (benefit)/expense	$ (7,596)	$ 1,608
Current income taxes	$ (11,456)	$ 5,109
Deferred income taxes	4,599	(2,762)
Investment tax credits	(739)	(739)
Total income tax (benefit)/expense	$ (7,596)	$ 1,608

Investment tax credits, which were previously deferred, are amortized through the period ended June 30, 2007.

The following table details the components of deferred income tax expense:

	2001	2000
	(Dollars in Thousands)	
Decommissioning	$ 10,378	$ –
Employee benefits	3,291	(2,261)
Property taxes	(1)	(890)
DOE decontamination and decommissioning fee	(2,192)	(3)
Unrecovered assets	(7,246)	(5,661)
Provision for rate refunds	–	5,982
Connecticut corporate business tax Net Operating Loss (NOL) carryforward	(419)	983
Other	788	(912)
Total deferred income tax expense/(benefit)	$ 4,599	$ (2,762)

The Company records deferred federal income tax benefits on the portion of decommissioning expense which is not currently deductible for federal tax purposes. The amount currently deductible for federal taxes is determined by an Internal Revenue Service (IRS) ruling amount. The IRS ruling amount requested and approved for 2001 and 2000 was $16.1 million.

Total income taxes differ from the amounts computed by applying the statutory federal income tax rate to income before taxes. The reasons for the differences are as follows:

	2001	2000
	(Dollars in Thousands)	
Expected federal income tax	$ 1,975	$ 9,180
Tax effect of differences:		
Depreciation differences	193	193
Investment tax credit amortization	(739)	(739)
Adjustment for prior years' taxes	2,176	(2,548)
Decommissioning	(11,467)	(5,872)
State tax impact (excluding decommissioning), net of federal benefit	295	1,271
Other, net	(29)	123
Total income tax (benefit)/expense	$ (7,596)	$ 1,608
Effective income tax rate	(134.6%)	6.1%

Income taxes charged to decommissioning are not reflected in the expected federal income tax, however, they are included in the total income tax expense. The expected federal income tax does not include taxes recorded to decommissioning because the non-qualified decommissioning trust pretax income is not reflected in the Company's Statement of Operations and Retained Earnings. In order to reconcile to the Company's total income tax expense, the tax recorded in the non-qualified decommissioning trust has been included in the computation of the effective income tax rate.

In accordance with the adoption of SFAS 109, "Accounting for Income Taxes," the Company is required to recognize an adjustment to accumulated deferred income taxes and a corresponding regulatory asset or liability to Shareholders - Sponsors (in amounts equal to the required deferred income tax adjustment) to reflect the future revenues or reduction in revenues that will be required when the temporary differences reverse and are recovered in rates.

The tax effects of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation are as follows:

	December 31, 2001	2000
	(Dollars in Thousands)	
Deferred tax assets:		
Employee benefits	$ 2,849	$ 6,140
DOE decontamination and decomissioning fee	8,352	6,160
Connecticut corporate business tax NOL carryforward	1,914	1,495
Other	3,906	4,536
	17,021	18,331
Deferred tax liabilities:		
Unrecovered assets	42,167	49,734
Decommissioning	10,378	–
	52,545	49,734
Net deferred tax liability	$ (35,524)	$ (31,403)

NOTE E - DECOMMISSIONING

All investments in the Decommissioning Trust are presented at fair value. The estimated fair value of fixed income investments approximates the amortized costs plus interest. Decommissioning Trust funds are invested in indexed equity funds and federal and state municipal securities, which are classified as available-for-sale. The Company adjusts the book value of investments in the nuclear Decommissioning Trust fund to reflect market values with a corresponding offset to the plant decommissioning reserve.

The Connecticut Yankee Decommissioning Trust (the "Trust") was established under the Indenture of Trust dated April 30, 1984 and last revised August 1, 2000. The purpose of the Trust is to provide segregated funds to pay for the cost of decommissioning the Plant.

In 1988, the NRC promulgated a regulation requiring the collection and segregation of funds for the Plant's ultimate decommissioning in a trust fund segregated from the Company's assets. In April 1987, the Trust Indenture was revised to incorporate Section 468A of the Internal Revenue Code (IRC). In conjunction with this revision, the Trust was segregated into a Qualified Trust Fund and a Nonqualified Trust Fund. The Qualified Trust Fund is a nuclear decommissioning reserve fund, as defined in Section 468A, and is administered under that section of the IRC. As approved by the IRS, the Trust elected to be taxed under the provisions of Section 468A, effective for tax years (calendar years) ending after July 18, 1984. Qualifying contributions are deductible when paid by the Company and are limited to the lesser of (1) the amount collected in cost of service for ratemaking purposes or (2) the amount approved by the IRS. The Nonqualified Trust Fund is not subject to Section 468A and is administered in accordance with the indenture provisions. The Company has provided for decommissioning costs in accordance with FERC rate orders and NRC regulations.

Components of the Decommissioning Trust are set forth in the following table:

	December 31,	
	2001	2000
	(Thousands of Dollars)	
Accounts receivable – (from Shareholders – Sponsors)	$ 1,423	$ 2,107
Accounts receivable – from CY	11,718	23,810
Accounts receivable – other	1,762	3,038
Prepayments	2,993	–
Investments, at fair value	273,399	292,614
Accounts payable – to vendors	(6,718)	(7,942)
Accounts payable – to CY	(397)	(976)
Spent fuel obligation	(148,823)	(142,616)
Total decommissioning trust assets	$ 135,357	$ 170,035

(a) Investments

For the years ended December 31, 2001 and 2000, the Trust funds were invested in taxable fixed income securities, tax-exempt securities and domestic equity securities. The Qualified Trust Fund and Nonqualified Trust Fund investments are subject to indenture provisions and the Statement of Investment Policy and Objectives.

(b) Investment Income and Administrative Expenses

Investment income is reinvested for the benefit of the Trust, and is used to pay the trustee and investment management expenses of administering the Trust, or pay income taxes with respect to income or assets of the Trust.

(c) Unrealized Appreciation (Depreciation) of Investments

Trust investments are stated at fair market value and, accordingly, the Trust recognizes the unrealized appreciation (depreciation) of these investments. The unrealized appreciation (depreciation) for the years ended December 2001 and 2000 is as follows:

	December 31,	
	2001	2000
	(Thousands of Dollars)	
Fair Market Value	$ 274,619	$ 292,614
Cost	(274,965)	(286,182)
Unrealized appreciation/(depreciation) at end of year	(346)	6,432
Tax on unrealized appreciation/(depreciation)	(1,226)	(1,865)
Less – net unrealized appreciation at beginning of year	4,567	2,828
Change in net unrealized appreciation/(depreciation)	$ (6,139)	$ 1,739

The maturity schedules for fixed income securities held in the fund at December 31, 2001 and 2000 are as follows:

Over	-0-	1 Year	5 Years	10 Years	15 Years
But Not Over	1 Year	5 Years	10 Years	15 Years	30 Years
2001	$ 26,984	$ 70,619	$ 139,707	$ 5,687	$ 30,402
2000	$ 89,043	$ 85,078	$ 59,995	$ –	$ 25,237

The revenue and expenses of the decommissioning reserve are set forth in the following table:

	December 31,	
	2001	2000
	(Thousands of Dollars)	
Income:		
Collections	$ 16,742	$ 22,114
DOE spent fuel	148,823	142,616
Earnings, net of fees and taxes:		
Capital gains	4,590	40
Ordinary income	15,558	14,232
Adjustment to fair value, net of tax	(6,139)	1,739
	179,574	180,741
Expenses:		
Expenditures	(65,429)	(69,906)
DOE spent fuel obligation	(148,823)	(142,616)
	(214,252)	(212,522)
Net decrease	34,678	(31,781)
Decommissioning reserve at beginning of year	170,035	201,816
Decommissioning reserve at end of year	$ 135,357	$ 170,035

Fund activity included:

	2001	2000
	(Thousands of Dollars)	
Securities purchased	$ 741,315	$ 1,245,272
Securities sold	$ 393,249	$ 1,056,705
Realized capital gains	$ 5,893	$ 62

The Nonqualified Trust Fund is a "Grantor" Trust and any federal income tax resulting from earnings of the Trust are reported on the Company's tax return. The Nonqualified Trust Fund reimburses the Company for any income tax liabilities created by the taxable earnings of the Nonqualified Trust Fund investments. The Qualified Trust Fund is a trust and is a separate taxable entity for federal income tax purposes. Contributions by the Company to the Qualified Trust Fund are deductible, subject to the IRS Approved Schedule of Ruling Amounts; and decommissioning expense withdrawals by the Company represent taxable income.

The Qualified Trust Fund paid estimated federal taxes of $2.6 million for 2001 and $2.2 million for 2000 associated with taxable investment earning and capital gain transactions. In 2001, the Nonqualified Trust Fund had net capital gains of $5.9 million on disposition of certain of its investments and $15.0 million of taxable earnings on Trust Fund investments. The income tax (liability)/refund associated with the Nonqualified Trust Fund activity was $11.7 million.

The Nuclear Waste Policy Act of 1982 (NWPA) provides that the DOE is responsible for the disposal of Spent Nuclear Fuel (SNF) and high-level radioactive waste. As required by the NWPA, electric utilities generating SNF and high level waste are obligated to pay fees into a fund which are to be used to cover the cost of siting, constructing, developing, and operating a disposal facility for this waste.

In return for payment by the Company of fees prescribed by the NWPA, the DOE is to take title to and dispose of the Company's high level wastes and SNF. Fees for nuclear fuel burned on or after April 7, 1983 were billed to Shareholder-Sponsors and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE.

Until such payment for the disposal of prior-period fuel is made to the DOE, the outstanding balance due will continue to accrue interest at the 90-day Treasury bill yield rate, compounded quarterly. At December 31, 2001, fees due to the DOE for the disposal of prior-period fuel were approximately $148.8 million, including interest costs of $100.1 million, and have been fully collected through rates. As part of the 2000 FERC Rate Settlement, this obligation became part of decommissioning and will be paid by the decommissioning trust when it becomes due.

The DOE was scheduled to begin accepting delivery of spent fuel on January 31, 1998. The DOE's current estimate for an available disposal site is 2010. Until the federal government begins accepting nuclear waste for disposal, the Company will need to retain high-level waste and spent fuel on-site or make some other provisions for their storage. The decommissioning cost estimate included in the Company's December 1996 FERC filing as well as the updated cost estimate included in the settlement agreement in that rate case assumed long-term storage of spent fuel on site.

NOTE F - EMPLOYEE BENEFITS

1. Pension Benefits and Post-retirement Benefits Other than Pensions

The Company has a noncontributory defined benefit retirement plan covering all regular employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Total pension (accrued)/prepaid benefit costs approximated $5.1 million and $0.4 million in 2001 and 2000, respectively. A prepaid asset has been recorded for these actuarially prepaid pension benefits for 2001 and 2000, respectively, for the qualified pension plans net of accrued/unfunded liabilities with a corresponding and equally offsetting allowance for uncertainties. The allowance has been established to recognize the uncertainties related to market fluctuations, future obligations and liabilities of the pension plan until all obligations are met or until a plan termination has occurred.

The Company also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the Company who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. The Company is funding post-retirement costs through external trusts. Total post-retirement (accrued)/prepaid benefit costs approximated ($2.1) million and ($3.6) million in 2001 and 2000, respectively. The regulatory obligations have been established to recognize the uncertainty of future obligations and liabilities. These amounts have been recorded on the balance sheet as other regulatory liabilities.

Effective January 1, 2001, the Connecticut Yankee Retirement Plan was amended to provide certain eligibility changes as well as modifications to early and normal retirement definition and eligibility.

Effective July 1, 2000, the Connecticut Yankee Retirement Plan was amended to incorporate a "Cash Balance Benefit" for participants employed by the Company.

Pension trust assets are invested primarily in domestic and international equity securities and bonds. The following table represents the plans' beginning benefit obligation balance reconciled to the ending benefit obligation balance, beginning fair value of plan assets balance reconciled to the ending fair value of plans assets balance and the respective funds' funded status reconciled to the balance sheets:

	December 31,			
	Pension Benefits		Post-retirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	$ 25,688	$ 28,884	$ 9,179	$ 7,287
Service cost	798	512	9	15
Interest cost	1,430	1,869	638	571
Plan amendment	–	902	–	453
Actuarial (gain)/loss	(99)	2,162	545	1,171
Benefits paid from plan assets	(1,326)	(1,203)	(1,250)	(318)
Curtailments/settlements (gain)/loss	(14,575)	(7,438)	–	–
Projected benefit obligation, end of year	$ 11,916	$ 25,688	$ 9,121	$ 9,179
Change in Plan assets:				
Plan assets at fair value, beginning of year	$ 35,150	$ 44,199	$ 3,914	$ 4,006
Actual return on plan assets	(569)	(408)	(211)	226
Settlements	(14,575)	(7,438)	–	–
Employer contributions	–	–	2,000	–
Benefits paid	(1,326)	(1,203)	(1,250)	(318)
Plan assets at fair value, end of year	$ 18,680	$ 35,150	$ 4,453	$ 3,914
Reconciliation of prepaid/(accrued) pension benefit:				
Funded status of the Plan	$ 6,764	$ 9,461	$ (4,668)	$ (5,264)
Unrecognized transition amount liability/(asset)	(63)	(159)	1	1
Unrecognized prior service cost	1,213	1,065	418	436
Unrecognized net (gain)/loss	(2,829)	(9,928)	2,189	1,205
Total (accrued)/prepaid benefit cost	$ 5,085	$ 439	$ (2,060)	$ (3,622)

The components of net periodic benefit cost are:

	December 31,			
	Pension Benefits		Post-retirement Benefits	
	2001	2000	2001	2000
	(Dollars in Thousands)			
Service cost	$ 798	$ 512	$ 9	$ 15
Interest cost	1,430	1,869	638	571
Expected return on plan assets	(2,095)	(2,360)	(284)	(294)
Amortization of unrecognized transition (asset)/ obligation	(17)	(23)	–	–
Amortization of prior service cost	88	11	19	(3)
Amortization of actuarial (gain)/loss	(502)	(517)	55	72
Net pension (credit)/cost	(298)	(508)	437	361
Curtailment and settlements (gain)/loss	(4,347)	(3,751)	–	–
Net periodic (benefit)/cost	$ (4,645)	$ (4,259)	$ 437	$ 361

For calculating pension and post-retirement benefit costs, the following assumptions were used:

	For the Years Ended December 31,			
	Pension Benefits		Post-retirement Benefits	
	2001	2000	2001	2000
Discount rate	7.25%	7.25%	7.25%	7.25%
Expected long-term rate of return	7.50%	7.50%	N/A	N/A
Compensation/progression rate	4.50%	4.50%	6.00%	5.00%
Long-term rate of return:				
Health assets, net of tax	N/A	N/A	7.50%	7.50%
Life assets	N/A	N/A	9.50%	9.50%

Effects of a One-Percentage Change in the Health Care Cost Trend Rate

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(Dollars in Thousands)	
Effect on total service and interest cost components	$ 19	$ (17)
Effect on accumulated post-retirement benefit obligation	$ 268	$ (242)

The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

2. Nonqualified Benefits/Other

The Company recorded certain nonqualified supplemental retirement pension and retiree medical obligations related to the early retirement program announced in early 1999. The obligation recorded as of December 31, 2001 is approximately $0.8 million. Of the nonqualified supplemental retirement pension and retiree medical obligations associated to the early retirement program, one participant's retirement was deferred and another participant opted for a lifetime annuity.

3. Supplemental Executive Retirement Benefits

The Company has settled the obligation for certain supplemental executive retirement and retiree medical benefits as of December 31, 2001. The Company has also established certain supplemental executive retirement trusts in which certain benefits as defined in the supplemental executive retirement plans are made. The balance as of December 31, 2001 of these trusts was approximately $0.4 million.

NOTE G - COMMITMENTS AND CONTINGENCIES

1. Nuclear Liability Insurance

A federal statute, the Price-Anderson Act (the Act), mandates an industry-wide program of nuclear liability insurance for nuclear facilities. In 1988, the Act was extended to the year 2002. In July 1998, the standard deferred premium was adjusted for inflation. The Act limits public liability from a single incident at a nuclear facility to approximately $9.0 billion. Primary insurance is provided by commercial insurance companies. Secondary coverage is provided by a retrospective assessment of up to $83.9 million per incident levied on each of the units licensed to operate in the United States, subject to a maximum assessment of $10 million per reactor, per incident in any year. In addition to the nuclear liability retrospective assessments, if the sum of all public liability claims and legal costs arising from any nuclear accident exceeds the maximum amount of financial protection, each licensee can be assessed an additional 5% ($4.2 million) of the maximum retrospective assessment.

In October 1997, CY applied for an exemption from these insurance requirements. Effective November 19, 1998, the NRC approved CY's request for withdrawal from participation in the secondary financial protection program due to its permanently shutdown and defueled status, and allowing for the primary layer of insurance to be reduced to $100 million. Therefore, neither CY nor its Shareholders-Sponsors have any future obligations for potential assessment.

An indemnity agreement with the NRC provides for protection above this primary layer to the liability limit of $560 million. The Company remains liable for any retrospective premium assessments arising from nuclear incidents occurring during the period the Company participated in the secondary coverage program.

2. DOE Spent Fuel Litigation

On March 4, 1998, CY filed suit against the DOE in the United States Court of Federal Claims. CY claimed damages in excess of $90 million, because the DOE had breached its Spent Nuclear Fuel Disposal Contract with CY by failing to begin removing fuel from the CY site by January 1998. In October 1998, the U.S. Court of Federal Claims ruled the DOE had breached its contract with CY and that a trial would be needed to determine the extent of the Company's damages.

In November 1998, the Court ruled that the DOE had breached its spent fuel contracts and is liable for damages. In July 1999, the Company filed its pre-trial brief increasing the damage claim to $112 million. On October 6, 1999, the Court issued a stay order in CY's damage case. This stay was issued in response to the DOE's motion to stay the case pending resolution of an interlocutory appeal request granted by the Appeals Court.

In August 2000, the United States Court of Appeals denied a DOE request for an Interlocutory appeal of a prior Court of Claims ruling which held that the utilities could sue the DOE for damages from its breach of the waste contract. The DOE's subsequent request for an en banc rehearing was denied. The Court of Claims is now considering a set of motions by the DOE to consolidate the various contract damage cases. The Company has opposed this consolidation effort.

On August 9, 2001, the Court issued an order which requires the Government to provide their pretrial submissions responding to the Yankee Plaintiffs' damage claims by December 3, 2001. Since this order the Government has completed most of its deposition of fact and expert witnesses and conducted a cost audit at the Yankee Plaintiffs' facilities. In an attempt to delay filing their pretrial submissions, the Government has filed numerous summary judgement motions and had requested a stay pending resolution of these motions and further discovery. The Yankee Plaintiffs objected and requested that the Court compel the Government to file its pretrial submissions by December 3, 2001, as previously scheduled. Moreover, the Yankee Plaintiffs requested that responses to all pending summary judgement motions be stayed until the Government files its pretrial submissions.

On November 19, 2001, the Federal Court of Claims issued an order granting the Government an extension to file their pretrial submissions on February 8, 2002 and allowing for further discovery of the Yankee Plaintiffs. However, the Court further ordered that the Yankee Plaintiffs' responses to the summary judgement motions would not be required until after the Government files its pretrial submissions. Since the November 19th order, the Government has requested an additional three weeks to file its pretrial submissions. DOE filed its submissions on March 1, 2002. The submissions are currently being reviewed by counsel.

3. Independent Spent Fuel Storage Island (ISFSI) Litigation

On December 21, 2000, CY filed suit in the Federal District Court of Connecticut under the United States Constitution 42 USC Section 1983 for declaratory and injunctive relief against the Town of Haddam Planning and Zoning Commission, Town of Haddam Board of Selectman and the Town of Haddam. This action arises from the Town's failure to fulfill their obligations under federal law to allow implementation of CY's plan to transfer its spent nuclear fuel to a dry cask storage system. On February 28, 2001, the court issued an aggressive Pretrial Scheduling Order instructing the parties to argue their pretrial motions before the court by April 6, 2001 and complete written discovery by April 15, 2001.

On January 24, 2002, the Company agreed to a consent order with the Town of Haddam Planning and Zoning Commission, Town of Haddam Board of Selectmen, and the Town of Haddam issued by the United States District Court, District of Connecticut which provides, among other things, for the Company to transfer its spent nuclear fuel to a dry cask storage system.

4. Environmental Matters

The Company is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The Company has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot be accurately estimated. The Company may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the storage, transportation, and disposal of by-products and wastes. The Company may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

The Company has recorded a liability based upon currently available information for the estimated environmental remediation costs expected to be incurred for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 2001, the net liability recorded by the Company for its estimated environmental remediation costs, not considering any possible recoveries from third parties, amounted to approximately $121,000.

The Company cannot estimate the potential liability for future claims, including remediation costs that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters described above will have a material effect on the Company's financial position or future results of operations.

5. Industry Restructuring

The obligations of the Sponsors to meet their obligations under the power contracts are several and not joint. The NRC, however, has recently expressed a position that in certain circumstances it would seek to hold the Sponsors jointly liable for safety issues such as decommissioning. The movement toward electric industry restructuring in the Northeast has created uncertainty with respect to future rates and the recovery of stranded investments for utilities. In fact, several Sponsors have experienced reduced credit ratings or other significant financial strain arising from restructuring or other issues primarily related to nuclear operations. Management expects that the Sponsors will be able to meet obligations under the power contracts.

6. Heightened Plant Security

The Company initiated additional plant security measures subsequent to the September 11, 2001 terrorist attacks in New York and Washington. The Company will continue to monitor its plant security programs and requirements continuously in conjunction with directives and regulations of the NRC and other governmental agencies to assure that it remains appropriate and in compliance under current conditions.

NOTE H – SUBSEQUENT EVENT

A land sale option agreement was signed with a third party on January 15, 2001. The agreement, which was executed pursuant to Shareholder and Board authorization in September 2000, provides for a series of option payments to be made by the third party prior to the final sale of approximately 15 acres of land. Due to numerous regulatory approval requirements required for the repowering project the potential buyer will be undertaking, it is anticipated that a final closing and transfer of the land would not take place until early 2002.

On January 15, 2002, the land sale agreement expired without renewal. The agreement, in some cases, called for CY to be reimbursed for expenses incurred. As of December 31, 2001, the Company has not recorded a receivable for these reimbursable expenses. These outstanding reimbursable expenses will be treated as a contingent asset.

OFFICERS OF THE COMPANY *

RUSSELL A. MELLOR
President and Chief Executive Officer

THOMAS W. BENNET, JR.
Vice President and Chief Financial Officer

KENNETH J. HEIDER
Vice President Decommissioning

KATHLEEN J. JEWELL-KELLEHER
Treasurer

CARLA M. PIZZELLA
Assistant Treasurer, Controller, and Assistant Secretary

MERRILL J. ATKINS
Secretary and General Counsel

BOARD OF DIRECTORS *

KENT R. BROWN
Senior Vice President of Engineering and Operations
Central Vermont Public Service Corporation

JAMES F. CROWE
Group Vice President – Power Supply Services (Retired)
The United Illuminating Company

FREDERIC E. GREENMAN
Vice President and General Counsel (Retired)
New England Power Company

RICHARD M. KACICH
Director – Special Projects
Northeast Utilities Service Company

JOHN B. KEANE
Vice President - Administration
Northeast Utilities Service Company

BRUCE D. KENYON
President – Generation Group
Northeast Utilities

ROBERT H. MARTIN
Director of Electric Energy Supply, Asset Divestiture and Outsourcing
NSTAR

WILLIAM J. NADEAU
Vice President – Chief Operating Officer
Northeast Utilities Service Company

GERALD C. POULIN
Vice President (Retired)
Central Maine Power Company

ROBERT G. POWDERLY
Vice President
National Grid USA

WILLIAM J. QUINLAN
Deputy General Counsel
Northeast Utilities Service Company

FRANK C. ROTHEN
Vice President of Nuclear Work Services (Retired)
Northeast Utilities

TERRY SCHWENNESEN
Vice President and Director of Generation Investments
New England Power Company

ROBERT J. WEAFER, JR.
Vice President, Controller and Chief Accounting Officer
NSTAR

*As of December 31, 2001

MAINE YANKEE ATOMIC POWER COMPANY

ANNUAL FINANCIAL REPORT

FOR 2001

Company Address
321 Old Ferry Road
Wiscasset, Maine 04578

Telephone Number
(207) 882-6321

Maine Yankee Atomic Power Company

2001 Annual Financial Report

TABLE OF CONTENTS

THE COMPANY

Maine Yankee Atomic Power Company (the "Company" or "Maine Yankee"), incorporated under the laws of Maine on January 3, 1966, owns and from 1972 to 1997 operated a pressurized-water nuclear-powered electric generating plant at Wiscasset, Maine, with a net capacity of approximately 860 megawatts electric (the "Plant"). The Company sold the Plant's capacity and output to its sponsoring stockholder utilities. The Company's principal office address is 321 Old Ferry Road, Wiscasset, Maine 04578, and its telephone number is (207) 882-6321.

In 1997 Maine Yankee permanently ceased power operations at the Plant. The Company is in the process of decommissioning the Plant and providing for storage of its spent fuel on the Plant site. More detailed discussion is contained in the Notes to Financial Statements commencing on page 9 of this report.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Maine Yankee Atomic Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Maine Yankee Atomic Power Company (a Maine corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in common stock investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Yankee Atomic Power Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
February 27, 2002

Maine Yankee Atomic Power Company

STATEMENTS OF INCOME
(Dollars in Thousands Except Per Share Amounts)

	Year Ended December 31, 2001	2000
ELECTRIC OPERATING REVENUES	$ 61,994	$ 43,813
OPERATING EXPENSES		
Fuel Disposal Cost	1,880	1,971
Operation and Maintenance	880	(21,887)
Amortization	22,009	22,034
Decommissioning Collections	25,577	25,577
Income Taxes (Note 3)	691	2,427
Total Operating Expenses	51,037	30,122
OPERATING INCOME	10,957	13,691
OTHER INCOME, NET	4,401	5,779
INCOME BEFORE INTEREST CHARGES	15,358	19,470
INTEREST CHARGES		
Long-Term Debt (Note 7)	4,238	4,380
Revolving Loans (Note 7)	198	802
Fuel Disposal Liability	6,051	8,437
Other Interest Charges	-	7
Total Interest Charges	10,487	13,626
NET INCOME	4,871	5,844
Dividends on Preferred Stock	500	1,204
EARNINGS APPLICABLE TO COMMON STOCK	$ 4,371	$ 4,640
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	480,839	500,000
EARNINGS PER SHARE OF COMMON STOCK	$ 9.09	$ 9.28
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK	$ 4.16	$ 18.05

The accompanying notes are an integral part of these financial statements.

Maine Yankee Atomic Power Company

BALANCE SHEETS
(Dollars in Thousands)

ASSETS

	December 31, 2001	December 31, 2000
UTILITY PLANT AT ORIGINAL COST	$ 685	$ 685
CURRENT ASSETS		
Cash and Cash Equivalents	2,402	22,353
Accounts Receivable	2,573	3,892
Accounts Receivable - Decommissioning Trust Fund	-	12,663
Accounts Receivable - Other (Notes 4 and 11)	44,000	-
Prepayments	400	625
Total Current Assets	49,375	39,533
DEFERRED CHARGES AND OTHER ASSETS		
Trust Funds		
Plant Decommissioning (Note 4)	157,092	156,236
Fuel Disposal (Note 5)	88,748	112,242
Other	160	160
Regulatory Assets		
Closure (Note 1)	274,481	379,986
Net Unrecovered Assets (Note 1)	150,351	172,591
DOE Decontamination and Decommissioning Fee (Note 6)	11,027	12,602
ISFSI-Related Costs	59,471	32,119
Other	9,216	6,185
Other Deferred Charges and Other Assets	1,512	2,758
Total Deferred Charges and Other Assets	752,058	874,879
	$802,118	$915,097

The accompanying notes are an integral part of these financial statements.

Maine Yankee Atomic Power Company

BALANCE SHEETS
(Dollars in Thousands)

CAPITALIZATION AND LIABILITIES

	December 31, 2001	December 31, 2000
CAPITALIZATION (See Separate Statements)		
Common Stock Investment	$ 63,275	$ 70,594
Redeemable Preferred Stock	-	15,000
Long-Term Debt (Note 7)	31,200	40,800
Total Capitalization	94,475	126,394
LONG-TERM FUEL DISPOSAL LIABILITY	154,022	147,971
CURRENT LIABILITIES		
Current Sinking Fund Requirements (Note 7)	9,600	7,200
Accounts Payable	11,919	13,095
Accounts Payable - Decommissioning Trust Fund	25,761	-
Dividends Payable	-	2,125
Accrued Interest and Taxes	1,358	1,129
Other Current Liabilities	2,041	2,074
Total Current Liabilities	50,679	25,623
COMMITMENTS AND CONTINGENCIES (Note 11)		
RESERVES AND DEFERRED CREDITS		
Plant Decommissioning Reserve	159,576	159,387
Deferred Credits		
Regulatory Liabilities		
Closure	274,481	379,986
DOE Decontamination and Decommissioning Fee	7,671	9,335
Other	959	1,377
Accumulated Deferred Income Tax Liabilities	53,520	54,932
Unamortized Investment Tax Credits	3,800	4,356
Unamortized Gains on Reacquired Debt	139	555
Other Deferred Credits	2,796	5,181
Total Reserves and Deferred Credits	502,942	615,109
	$802,118	$915,097

The accompanying notes are an integral part of these financial statements.

Maine Yankee Atomic Power Company

STATEMENTS OF CAPITALIZATION
(Dollars in Thousands)

	December 31, 2001	December 31, 2000
COMMON STOCK INVESTMENT		
Common Stock, $100 Par Value, Authorized 500,000 Shares Outstanding 424,800 in 2001 and 500,000 in 2000 (Note 9)	$42,480	$ 50,000
Other Paid-in Capital	13,952	16,439
Capital Stock Expense	(1)	(220)
Gain on Redemption of Preferred Stock	1,269	1,171
Retained Earnings (Note 9)	5,575	3,204
	63,275	70,594
REDEEMABLE PREFERRED STOCK		
8.00% Series, $100 Par Value Authorized 200,000 Shares Outstanding 0 in 2001 and 150,000 in 2000 (Note 8)	-	15,000
LONG-TERM DEBT		
Term Note (Note 7)	40,800	48,000
Less: Current Sinking Fund Requirements	9,600	7,200
	31,200	40,800
Total Capitalization	$94,475	$126,394

The accompanying notes are an integral part of these financial statements.

Maine Yankee Atomic Power Company

STATEMENTS OF CHANGES IN COMMON STOCK INVESTMENT
for the Years Ended December 31, 2001 and 2000
(Dollars in Thousands)

	Shares	Amount at Par Value	Other,Net	Retained Earnings	Total
Balance - December 31, 1999	500,000	$50,000	$17,389	$ 7,589	$74,978
Add (Deduct):					
Net Income	-	-	-	5,844	5,844
Cash Dividends					
Declared on -					
Common Stock	-	-	-	(9,025)	(9,025)
Preferred Stock	-	-	-	(1,204)	(1,204)
Redemption of					
Preferred Stock	-	-	24	-	24
Other	-	-	(23)	-	(23)
Balance - December 31, 2000	500,000	50,000	17,390	3,204	70,594
Add (Deduct):					
Net Income	-	-	-	4,871	4,871
Cash Dividends					
Declared on -					
Common Stock	-	-	-	(2,000)	(2,000)
Preferred Stock	-	-	-	(500)	(500)
Redemption of					
Common Stock	(75,200)	(7,520)	(2,470)	-	(9,990)
Preferred Stock	-	-	98	-	98
Other	-	-	202	-	202
Balance - December 31, 2001	424,800	$42,480	$15,220	$ 5,575	$63,275

The accompanying notes are an integral part of these financial statements.

Maine Yankee Atomic Power Company
STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31, 2001	2000
Operating Activities		
Net Income	$ 4,871	$ 5,844
Items Not Requiring (Providing) Cash		
Decommissioning and Amortization	47,586	47,611
Deferred Income Taxes and Investment Tax Credits, Net	(2,436)	6,164
Long-Term Fuel Disposal Interest	6,051	8,437
Other, Net	(2,200)	33
Changes in Certain Assets and Liabilities		
Accounts Receivable	13,982	(13,511)
Accounts Receivable - Other	(44,000)	-
Prepayments	225	980
Accounts Payable and Other	22,427	734
Accrued Interest and Taxes	229	(1,196)
Net Cash Provided by Operating Activities	46,735	55,096
Investing Activities		
Changes in Net Unrecovered Assets	231	24
Investment Income in Decommissioning Trust	8,521	11,489
Trust Fund Investments		
Fuel Disposal	23,494	18,741
Plant Decommissioning	(62,117)	(59,421)
Net Cash Used by Investing Activities	(29,871)	(29,167)
Financing Activities		
Redemptions		
Revolving Loans	-	(6,000)
Preferred Stock	(15,000)	(1,800)
Common Stock	(9,990)	-
Long-Term Debt	(7,200)	-
Dividend Payments		
Common Stock	(4,125)	(9,400)
Preferred Stock	(500)	(1,204)
Net Cash Used by Financing Activities	(36,815)	(18,404)
Net Increase (Decrease) in Cash and Cash Equivalents	(19,951)	7,525
Cash and Cash Equivalents at Beginning of Year	22,353	14,828
Cash and Cash Equivalents at End of Year	$ 2,402	$ 22,353
Cash paid (refunded) during the year for:		
Interest	$ 3,636	$ 3,917
Income taxes	$ 2,349	$ (2,058)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. PLANT SHUTDOWN AND RATE-CASE SETTLEMENT

The following New England electric utilities (the "Sponsors" or the "Stockholders") own all of the common stock of Maine Yankee Atomic Power Company (the "Company" or "Maine Yankee"):

	Ownership Interest
Central Maine Power Company	38%
New England Power Company	24
The Connecticut Light and Power Company	12
Bangor Hydro-Electric Company	7
Maine Public Service Company	5
Public Service Company of New Hampshire	5
Cambridge Electric Light Company	4
Western Massachusetts Electric Company	3
Central Vermont Public Service Corporation	2
	100%

On August 6, 1997, the Board of Directors of Maine Yankee voted to permanently cease power operations at the Plant and to begin decommissioning the Plant. The Plant had experienced a number of operational and regulatory problems and did not operate after December 6, 1996. The decision to close the Plant permanently was based on an economic analysis of the costs, risks and uncertainties associated with operating the Plant compared to those associated with closing and decommissioning it. The Plant's operating license from the Nuclear Regulatory Commission ("NRC") was scheduled to expire in 2008.

The entire output of the Plant had been sold at wholesale by Maine Yankee to its Sponsors. Approximately 6.2 percent of that output was in turn resold by certain of the owner utilities to 29 municipal and cooperative utilities in New England. Maine Yankee recovered, and since the shutdown decision has continued to recover, its costs of providing service through a formula rate filed with the Federal Energy Regulatory Commission ("FERC") and contained in Power Contracts with its utility purchasers, which, as amended, are also filed with the FERC.

Maine Yankee's most recent rate-case settlement, approved by the FERC on June 1, 1999, provides for Maine Yankee to recover amounts intended to cover the costs of decommissioning and those associated with the construction and maintenance of an on-site independent spent fuel storage installation ("ISFSI"). The settlement also provides for recovery of unamortized investment in the Plant (including fuel), together with a return on equity of 6.50 percent on limited equity balances. The settling parties also agreed not to contest the effectiveness of the Power Contract amendments submitted to FERC, subject to certain limitations including the right to challenge any

1. PLANT SHUTDOWN AND RATE-CASE SETTLEMENT (continued)

accelerated recovery of unamortized investment under the terms of the amendments after a required informational filing with the FERC by Maine Yankee. In addition, Maine Yankee agreed to file with the FERC a rate proceeding with an effective date for new rates of no later than January 1, 2004, when major decommissioning activities are expected to be nearing completion. As a separate part of the settlement the three Maine Sponsors of Maine Yankee and Maine regulators entered into a further agreement resolving retail rate issues and other issues specific to the Maine parties, including those that had been raised concerning the prudence of the operation and shutdown of the Plant.

In addition, the approved settlement contains certain incentives for Maine Yankee to achieve further savings in its decommissioning and ISFSI-related costs, based on the amount of savings or overruns below or above a target total budget amount. Maine Yankee would retain 10 percent of any net savings that are more than $10 million below the target amount and would be required to fund 10 percent of any overages more than $10 million over the target, with Maine Yankee's share limited, in each case, to $10 million. Under the settlement, savings and overages, as the case may be, will not be subject to windfalls or force majeure events. Finally, the settlement resolved some of the issues concerning restoration and future use of the Plant site and environmental matters of concern to certain intervenors in the proceeding.

The estimated future costs of closure to be incurred by Maine Yankee have been recorded as a regulatory liability. Maine Yankee believes that the decision to close the Plant was prudent and that the Company is entitled to recover substantially all of the resulting costs of closure and any unrecovered assets through FERC-approved rates. Therefore, Maine Yankee has recognized the sum of its estimated future costs as a regulatory asset.

The components of the sum of the estimated future costs of closure at December 31, 2001 and 2000, are:

	2001	2000
	(Dollars in Thousands)	
Decommissioning Contributions	$155,684	$239,761
Remaining ISFSI Expenditures	15,325	17,696
Operation and Maintenance	44,452	46,176
Return and Interest, Net	44,954	53,403
Income Taxes	14,066	22,950
	$274,481	$379,986

1. PLANT SHUTDOWN AND RATE-CASE SETTLEMENT (continued)

The components of total unbilled closure and decommissioning costs recorded at December 31, 2001 and 2000, are:

	2001	2000
	(Dollars in Thousands)	
Closure	$274,481	$379,986
Net Unrecovered Assets	150,351	172,591
ISFSI-Related Costs	59,471	32,119
DOE Decontamination and Decommissioning Fee	11,027	12,602
Debt Expense, Loss and Gain	3,588	4,369
Income Taxes	(4,759)	(5,734)
	$494,159	$595,933

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sponsors: The Company entered into power contracts with its Sponsors in 1968 for the sale of the entire output of the Plant to them for the life of the Plant. Under the terms of the contracts, each Sponsor is required to pay the Company an amount equal to its entitlement percentage of the Company's total operating expenses, including a return on net unit investment.

Regulation: The Company is subject to the regulatory authority of the FERC, the NRC and other federal and state agencies as to rates, accounting, operations and other matters.

Amortization of Net Unrecovered Assets: As of January 15, 1998, net plant, nuclear fuel, materials and supplies, and other regulatory assets are being amortized over the period ending October 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Effects of Certain Types of Regulation: Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation," requires regulated entities, in appropriate circumstances, to establish regulatory assets and liabilities, and thereby defer the income statement impact of certain costs that are expected to be recovered in future rates. The Company's remaining unrecovered investments in plant, nuclear fuel and other assets, including deferred expenses, continue to be treated collectively as a regulatory asset. The Company believes that it currently meets and expects it will continue to meet the criteria established in SFAS 71.

Unamortized Gain or Loss on Reacquired Debt: Gains and losses on bonds reacquired to satisfy sinking fund requirements of First Mortgage Bonds were deferred and are being amortized to income over the remaining original terms of the applicable series as prescribed by the Uniform System of Accounts of the FERC.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased having a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Investments in the plant decommissioning trust and the fuel disposal trust are presented at fair value. The carrying amounts of cash and cash equivalents, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

3. INCOME TAX EXPENSE

The components of federal and state income taxes (benefits) reflected in the Statements of Income are as follows:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Federal		
Current	$ (48)	$ (1,590)
Deferred	335	5,147
Investment Tax Credits, Net	(556)	(556)
	(269)	3,001
State		
Current	3,175	(2,147)
Deferred	(2,215)	1,573
	960	(574)
Total Federal and State Income Taxes	$ 691	$ 2,427

3. INCOME TAX EXPENSE (continued)

Deferred income taxes are provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes in accordance with the rate-making policies of the FERC. Provisions for deferred income taxes reflect the tax effect of all timing differences.

Maine Yankee accounts for income taxes under the provisions of SFAS 109, "Accounting for Income Taxes." The standard requires the use of the liability method under which existing deferred taxes will be adjusted currently to reflect the effect of tax rates applicable to the years in which these taxes would become payable. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. The standard had no impact on total income tax expense for financial reporting purposes. The net regulatory liability related to income taxes is $1.0 million as of December 31, 2001. This liability is being amortized consistent with the Company's ratemaking.

Accumulated deferred income taxes consisted of the following as of December 31, 2001 and 2000:

	2001	2000
	(Dollars in Thousands)	
Liabilities		
Unrecovered Assets	$(60,780)	$(64,077)
ISFSI	(9,785)	(2,137)
	(70,565)	(66,214)
Assets		
Decommissioning	4,924	734
Investment Tax Credits	2,522	2,891
Loss and Credit Carryforwards	3,724	6,201
Other	5,875	1,456
	17,045	11,282
Accumulated Deferred Income Tax Net Liability	$(53,520)	$(54,932)

A valuation allowance was not recorded at December 31, 2001 and 2000, as the Company expects that all deferred income tax assets will be realized in the future.

Investment tax credits utilized to reduce federal income taxes currently payable are deferred and amortized over the financial reporting lives of the related assets.

3. INCOME TAX EXPENSE (continued)

The following table reconciles the statutory federal income tax rate to the effective tax rate for financial reporting purposes:

	2001		2000	
	(Dollars in Thousands)			
	Amount	%	Amount	%
Statutory Federal Income Tax	$ 1,891	34.0	$2,812	34.0
Increase (Reduction) in Taxes Resulting from:				
Unrecovered Asset Tax Basis Less Than Book Basis	220	4.0	220	2.7
Prior Period Deferred Tax Adjustments	(4)	(0.1)	1,676	20.2
Spent Fuel Trust Municipal Earnings	(1,055)	(19.0)	(624)	(7.5)
Investment Tax Credits	(556)	(10.0)	(556)	(6.7)
Nonqualified Decommissioning Trust Investments	(29)	(0.5)	(406)	(4.9)
State Tax Impact	(326)	(5.9)	195	2.3
Other	(410)	(7.3)	(316)	(3.8)
Effective Income Tax (Benefit)	$ (269)	(4.8)	$3,001	36.3

4. PLANT DECOMMISSIONING

Maine Yankee's decommissioning cost estimate as of December 31, 1999, which included ISFSI-related costs, the fixed-price decommissioning operations contract and contingency, was $541 million (in mid-1998 dollars). After accounting for the estimated increased costs resulting from the termination of the decommissioning operations contract, and subtracting unrelated savings in other areas, the Company's most current estimate of the cost of decommissioning, including ISFSI-related costs and contingency, is $568 million (in mid-1998 dollars) or $635 million (in 2001 dollars when escalated at 3.8 percent). The Company continues to pursue its litigation options as they pertain to the termination of the Stone & Webster decommissioning operations contract. For a discussion of related litigation, see Note 11 "Commitments and Contingencies" - "Termination of Decommissioning Operations Contract and Resulting Litigation".

The total decommissioning fund cost basis as of December 31, 2001, was $153.9 million (including earnings, the performance and payment bonds settlement of $44.0 million, and net of $311.9 million expended by Maine Yankee for decommissioning expenses through December 31, 2001) with an adjusted market value as of December 31, 2001, of $157.1 million. The Company incurred decommissioning expenses of $105.3 million and recorded the performance and payment bonds settlement of $44.0 million in 2001.

4. PLANT DECOMMISSIONING (continued)

The Company recognizes the relative uncertainties associated with decommissioning, including changing technology and the possibility of new requirements of law, and therefore recognizes the need to monitor and adjust decommissioning collections through supplemental rate filings with the FERC.

5. FUEL DISPOSAL

In 1983, the Company entered into a contract with the federal Department of Energy ("DOE") for disposal of its spent nuclear fuel, as required by the Nuclear Waste Policy Act of 1982, pursuant to which a fee of $1.00 per megawatt-hour was assessed against current generation and paid to the DOE quarterly. The Company also has an obligation of $50.4 million with respect to generation prior to April 7, 1983 (the date current DOE assessments began), all of which the Company had already collected from its customers, but for which a reserve was not funded. The Company elected, under the terms of this contract, to make a single payment of this obligation prior to the first delivery of spent fuel to DOE, which was scheduled to begin by January 31, 1998, but has not yet taken place. Interest on the obligation accrues at the 13-week Treasury Bill rate compounded on a quarterly basis from April 7, 1983, through the date of the actual payment and is billed under the terms of the Power Contract. Interest accrued and billed through December 31, 2001, amounted to $103.6 million. The Company has formed a trust to provide for payment of this long-term fuel obligation. 1999 Maine legislation allows Maine Yankee to use funds from the fuel disposal trust for construction of the ISFSI. The Company can recover from the Sponsors fuel disposal trust funds used for ISFSI costs once conditions specified in the settlement are met. Through 2001, Maine Yankee had used $57.0 million of fuel disposal trust funds for ISFSI construction. The total spent fuel fund balance, held by an independent trustee, as of December 31, 2001, was $88.7 million (including interest earned, and net of funds used for ISFSI construction) and is included in Deferred Charges and Other Assets on the accompanying balance sheet.

The trust is funded by the Company through deposits, which began in December 1985, with expected additional deposits of approximately $2.1 million through October 2008, excluding the recovery through rates or DOE litigation of approximately $77.4 million of funds expected to be used for ISFSI construction. Deposits, including recovery of ISFSI construction funds, are expected to total approximately $157.4 million. The trust fund deposits plus estimated earnings are projected to meet the total estimated future liability of $220.3 million at October 31, 2008.

For discussion of litigation that resulted from DOE's refusal to assume responsibility for disposal of such spent fuel, see Note 11 "Commitments and Contingencies" - "Nuclear Fuel Storage."

6. DOE DECONTAMINATION AND DECOMMISSIONING FEE

Title XI of the Energy Policy Act of 1992 (the "Policy Act") provides for the decontamination and decommissioning of DOE's enrichment facilities to be partially funded by a special assessment against domestic utilities. Under the Policy Act, the total amount collected for a fiscal year will not exceed $150 million escalated by the Consumer Price Index ("CPI") annually, and the collection of the amounts will cease after the earlier of (1) 15 years after the date of the enactment or (2) the collection of $2.25 billion (to be escalated by the CPI annually). Each utility's share of the assessment is to be based on its cumulative consumption of DOE enrichment services.

A liability for the Company's DOE obligation, along with a corresponding regulatory asset, has been recognized in the accompanying financial statements. The total liability at December 31, 2001, was $26.8 million, of which the Company had paid $17.2 million. The outstanding liability at December 31, 2001, was $9.6 million, of which $1.9 million was included in current liabilities. Through December 2001, the Company had expensed and recovered $15.8 million. The unrecovered balance of the regulatory asset at December 31, 2001 and 2000, was $11.0 million and $12.6 million, respectively. The Company believes that the full assessment will be recovered in rates as provided in the Policy Act.

7. LONG-TERM DEBT AND REVOLVING LOANS

On April 7, 1998, Maine Yankee refunded all of its First Mortgage Bonds and Nuclear Fuel Financing Notes by means of a three-year revolving credit facility with two major banks and a $48 million term loan due in 2006 from a major institutional investor, and discharged its First Mortgage Indenture. The banks' revolving credit commitments were reduced through planned prepayments structured to conform to Maine Yankee's projected cash flows, in two decrements from their initial level of $80 million to $48.7 million as of December 1999, and to a working-capital level of $20 million on March 31, 2000. There were no balances outstanding on this line at December 31, 2001 and 2000. This revolving credit facility is scheduled to expire on March 29, 2002, after being extended by agreement of the parties. The Company does not intend to further extend the credit facility. These debt obligations are secured by a security interest in Maine Yankee's rights in its Power Contracts, Additional Power Contracts and Capital Funds Agreements with its Sponsors and its rights to certain third-party payments. The debt facilities also contain restrictions on the payment of common-stock dividends and return of equity capital based on Maine Yankee's cash position and a debt-service coverage test. The amount of unrestricted dividends and equity capital ratios are based on estimates which are expected to vary over time and may vary from actual results.

7. LONG-TERM DEBT AND REVOLVING LOANS (continued)

Certain other information relating to the revolving credit facility is as follows:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Promissory Notes Outstanding at End of Period	$ -	$ -
Average Daily Outstanding Borrowings	$ -	$ 816
Highest Level of Borrowing	$ -	$6,000
Annual Interest Rate at End of Period	- %	- %
Effective Average Annual Interest Rate	- %	8.16%

Certain other information relating to the term loan is as follows:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Promissory Note Outstanding at End of Period	$40,800	$48,000
Average Daily Outstanding Borrowings	$46,185	$48,000
Highest Level of Borrowing	$48,000	$48,000
Annual Interest Rate at End of Period	7.87%	7.87%
Effective Average Annual Interest Rate	7.87%	7.87%

8. REDEEMABLE PREFERRED STOCK

7.48% Series. The Company was required to redeem and cancel 6,000 shares of the 7.48% Series Preferred Stock at par value plus accrued dividends on January 1 each year. At the election of the Company, up to an additional 6,000 shares could be redeemed and canceled at par plus accrued dividends on each redemption date. The optional provision was not cumulative. The annual sinking fund requirement through December 31, 2002, was $600,000. The Company could also redeem, in whole or in part, any additional shares of the 7.48% Series Preferred Stock upon not less than thirty nor more than fifty days' notice at $100.00 per share plus accrued dividends. On January 17, 2000, the Company redeemed all of the outstanding 12,000 shares (after the mandatory redemption on January 1, 2000, of 6,000 shares) of the 7.48% Preferred Stock at par plus accrued dividends to the redemption date.

8.00% Series. On May 31, 2001, Maine Yankee repurchased all of the outstanding 150,000 shares of the Cumulative Preferred Stock, 8.00% Series, from its institutional holder at a price of $98.00 per share plus dividends accrued to the repurchase date. Maine Yankee no longer has preferred stock outstanding.

9. RETAINED EARNINGS

The total dividends declared per share for 2001 and 2000 were $4.16 and $18.05, respectively. Under the terms of the most restrictive test in the Company's Articles of Incorporation, no dividend may be paid on any class of its capital stock unless the Company is in compliance with specific equity ratio requirements. Through December 31, 2001, the Company was in compliance with these requirements. The amount of unrestricted dividends and equity capital ratios are based on estimates which are expected to vary over time and may vary from actual results.

On September 30, 2001, Maine Yankee redeemed 75,200 shares of its common stock, pro-rata from its Sponsors, at a price, established in its articles of incorporation, of $132.8415 per share. The redemption was the first in a series of redemptions contemplated by the Company to retire substantially all of its common stock by 2008.

10. EMPLOYEE AND POSTRETIREMENT BENEFITS

The Company has a noncontributory defined-benefit pension plan that covers substantially all of its employees, excepting those hired on or after January 31, 2002. The Company's funding policy is to contribute an amount equal to the minimum required employer contribution under the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate.

Maine Yankee's postretirement welfare benefit plans are funded through nonunion and union Voluntary Employee Beneficiary Association Trusts and a nonunion 401(h) pension plan subaccount. Future Company billings, if any, shall always be funded as filed and approved by FERC.

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

The net cost for these plans was as follows:

Pension Benefits	2001	2000
	(Dollars in Thousands)	
Service Cost	$ 308	$ 332
Interest Cost	1,885	2,120
Expected Return on Assets	(1,887)	(1,909)
Net Amortization:		
Prior Service Cost	428	138
Net Actuarial Gain	(2,020)	(995)
Net Transition Obligation	(18)	(20)
Total	(1,610)	(877)
Net Periodic Benefit Income	(1,304)	(334)
Gain Recognized Due to Settlement/ Curtailment	-	(994)
Total Benefit Income	$(1,304)	$(1,328)

Reconciliation of Prepaid (Accrued) Benefit Cost	2001	2000
Accrued Benefit Cost (January 1)	$ (645)	$(1,973)
Net Periodic Benefit Income	1,304	334
One-Time Credit Due to Vested Termination Settlement	-	994
Prepaid (Accrued) Benefit Cost (December 31)	$ 659	$ (645)

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

Postretirement Welfare Benefits

	2001			2000		
	Non-union Plan	Union Plan	Total	Non-union Plan	Union Plan	Total
	(Dollars in Thousands)					
Service Cost	$ 38	$ 4	$ 42	$ 2	$ 1	$ 3
Interest Cost	456	151	607	296	137	433
Expected Return on Assets	(444)	(186)	(630)	(384)	(194)	(578)
Net Amortization:						
Net Actuarial Gain	(52)	(28)	(80)	(148)	(50)	(198)
Net Transition Obligation	97	-	97	97	-	97
Prior Service Cost	150	-	150	-	-	-
Total	195	(28)	167	(51)	(50)	(101)
Net Periodic Benefit Cost (Income)	$ 245	$ (59)	$ 186	$(137)	$(106)	$(243)
Reconciliation of Prepaid (Accrued) Benefit Cost						
Prepaid (Accrued) Benefit Cost (January 1)	$ 371	$ 47	$ 418	$ 234	$ (59)	$ 175
Net Periodic Benefit Income (Cost)	(245)	59	(186)	137	106	243
Prepaid Benefit Cost (December 31)	$ 126	$ 106	$ 232	$ 371	$ 47	$ 418

The Company is recognizing the initial net transition obligation as of January 1, 1993, in a straight line over 16 years.

A plan amendment to grant additional pension service to some nonunion employees was adopted effective January 1, 2000. This amendment has been reflected in the December 31, 2000, pension benefit obligation. Effective March 1, 2000, the Company amended the pension plan to permit deferred vested participants (participants who are not currently accruing benefits but who are entitled to receive them at some point in the future) to elect a one-time cash distribution in lieu of their future benefits. As a result, $7.7 million in cash distributions was paid out in 2000, significantly reducing the trust's assets as well as relieving a significant proportion of the plan's actuarial liabilities. This triggered the "settlement" accounting provisions of SFAS 88 which calls for accelerated recognition of actuarial gains and losses. Consequently, $994,020 was recognized as a one-time gain in 2000. This gain would have been amortized in future years had the SFAS 88 accounting not applied. The Company has no substantive commitment to benefit changes after the close of 2001.

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

The following tables set forth the change in benefit obligation and plan assets and reconciliation of funded status of Company plans and amounts recorded in the Company's balance sheet as of December 31, 2001 and 2000, using actuarial measurement dates of January 1, 2001 and 2000:

Change in Benefit Obligation:

Pension Benefits	2001	2000
	(Dollars in Thousands)	
Beginning of Year Benefit Obligation	$27,552	$35,141
Service Cost	308	332
Interest Cost	1,885	2,120
Plan Amendments	987	-
Actuarial Loss	328	496
Disbursements	(2,509)	(2,808)
Settlements/Curtailments	-	(7,729)
End of Year Benefit Obligation	$28,551	$27,552

Postretirement Welfare Benefits	2001			2000		
	Non-union Plan	Union Plan	Total	Non-union Plan	Union Plan	Total
	(Dollars in Thousands)					
Beginning of Year Benefit Obligation	$ 4,443	$1,971	$ 6,414	$4,234	$1,476	$5,710
Service Cost	38	4	42	2	1	3
Interest Cost	456	151	607	296	137	433
Plan Amendment	599	-	599	-	-	-
Actuarial Loss	5,542	1,520	7,062	154	545	699
Disbursements	(322)	(118)	(440)	(243)	(188)	(431)
End of Year Benefit Obligation	$10,756	$3,528	$14,284	$4,443	$1,971	$6,414

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

Change in Plan Assets:

Pension Benefits	2001	2000
	(Dollars in Thousands)	
Beginning of Year Fair Value of Assets	$36,633	$45,244
Actual Return on Assets	1,092	1,926
Disbursements	(2,509)	(2,808)
Settlements/Curtailments	-	(7,729)
End of Year Fair Value of Assets	$35,216	$36,633

Postretirement Welfare Benefits	2001			2000		
	Non-union Plan	Union Plan	Total	Non-union Plan	Union Plan	Total
	(Dollars in Thousands)					
Beginning of Year Fair Value of Assets	$7,598	$3,183	$10,781	$7,607	$3,301	$10,908
Actual Return on Assets	(280)	(121)	(401)	358	87	445
Disbursements	(322)	(118)	(440)	(367)	(205)	(572)
End of Year Fair Value of Assets	$6,996	$2,944	$ 9,940	$7,598	$3,183	$10,781

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

Reconciliation of Funded Status:

Pension Benefits	2001	2000
	(Dollars in Thousands)	
Projected Benefit Obligation	$(28,551)	$(27,552)
Fair Value of Assets	35,216	36,633
Funded Status of the Plan	6,665	9,081
Unrecognized Prior Service Cost	1,415	856
Unrecognized Net Transition Asset	(125)	(143)
Unrecognized Actuarial Gain	(7,296)	(10,439)
Net Prepaid (Accrued) Benefit	$ 659	$ (645)

Postretirement Welfare Benefits	2001			2000		
	Non-union Plan	Union Plan	Total	Non-union Plan	Union Plan	Total
	(Dollars in Thousands)					
Accumulated Postretirement Benefit Obligation ("APBO")	$(10,756)	$(3,528)	$(14,284)	$(4,443)	$(1,971)	$(6,414)
Fair Value of Assets	6,996	2,944	9,940	7,598	3,183	10,781
Funded Status of the Plan	(3,760)	(584)	(4,344)	3,155	1,212	4,367
Unrecognized Net Transition Obligation	676	-	676	773	-	773
Unrecognized Prior Service Cost	449	-	449	-	-	-
Unrecognized Actuarial Loss (Gain)	2,761	690	3,451	(3,557)	(1,165)	(4,722)
Net Prepaid Benefit	$ 126	$ 106	$ 232	$ 371	$ 47	$ 418

The Company did not record the net prepaid benefit cost as of December 31, 2001 or 2000. Any income-related withdrawal from the trust would result in forfeiture of the funds for taxes and penalties.

10. EMPLOYEE AND POSTRETIREMENT BENEFITS (continued)

Effect of One-Percentage-Point Change in Assumed Health Care Cost Trend:

A one-percentage-point change in assumed health care cost trend rates would have the following effects on the information for the postretirement welfare plans:

	Increase			Decrease		
	(Dollars in Thousands)					
	Nonunion Plan	Union Plan	Total	Nonunion Plan	Union Plan	Total
Effect on Total of Service and Interest Cost Components	$ 91	$ 29	$ 120	$ (76)	$ (24)	$ (100)
Effect on APBO	$1,267	$422	$1,689	$(1,057)	$(353)	$(1,410)

Key Economic Assumptions as of December 31:

	2001	2000
Discount Rate	6.75%	7.00%
Salary Increase	4.50%	4.50%
Return on Assets		
• Postretirement Welfare Assets	6.00%	6.00%
• Pension Assets	5.50%	6.00%
Medical Cost Trend		
• First Year	6.00%	6.50%
• Ultimate	6.00%	5.50%
• Years to Reach Ultimate	0	2

11. COMMITMENTS AND CONTINGENCIES

Maine Yankee Sponsors: The electric utility industry is in a period of transition from the traditional system of cost-based rates for generation to market-based rates. The states in which the Company's Sponsors operate are in the process of implementing or have implemented regulatory and legislative changes to bring greater competition, customer choice and market-based pricing to the industry. As part of the process most of the Sponsors have divested their active generation assets and most have completed mergers with other utilities. The Company cannot predict what effect these changes will have on the Company's Sponsors or ultimately the Company. While the Company currently believes that it will recover its unrecovered costs and any future costs to decommission its facilities, the changes resulting from restructuring or other regulatory actions could adversely affect one or more of its Sponsors.

A default by a Maine Yankee Sponsor in making payments under its Power Contract or Capital Funds Agreement could have a material adverse effect on Maine Yankee, depending on the magnitude of the default, unless cured within applicable grace periods by the defaulting Sponsor or other Sponsors. The Company cannot predict what effect any financial difficulties experienced by any Maine Yankee Sponsor will have on the Company.

Termination of Decommissioning Operations Contract and Resulting Litigation: In May 2000 Maine Yankee terminated its decommissioning operations contract with Stone & Webster Engineering Corp. ("Stone & Webster") pursuant to the terms of the contract. Stone & Webster disputed Maine Yankee's grounds for the termination. In June 2000 Stone & Webster filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware.

Upon the contract termination Maine Yankee temporarily assumed the general contractor role and entered into interim agreements with Stone & Webster and obtained assignments of several subcontracts in order to allow decommissioning work to continue and to avoid the adverse consequences of an abrupt or inefficient demobilization from the Plant site. Decommissioning of the Plant site continued, with major emphasis directed to maintaining the schedule on critical-path projects such as construction of the ISFSI and preparation of the Plant's reactor vessel for eventual shipment to an off-site disposal facility. After assessing its long-term alternatives for safely and efficiently completing the decommissioning, including evaluating proposals from prospective successor general contractors, on January 26, 2001, Maine Yankee announced that it would continue to manage the project itself.

In June 2000 Federal Insurance Company ("Federal"), which had provided performance and payment bonds in the amount of approximately $38.5 million each in connection with the decommissioning operations contract, filed a declaratory-judgment complaint against Maine Yankee

11. COMMITMENTS AND CONTINGENCIES (continued)

in the Bankruptcy Court in Delaware, which was subsequently transferred to the United States District Court in Maine. The complaint alleged that Maine Yankee had improperly terminated the decommissioning operations contract with Stone & Webster and had failed to give proper notice of the termination to Federal under the contract, and that Federal had no further obligations under the bonds.

After extensive discovery and resolution of certain preliminary issues by the court, in December 2001 Maine Yankee and Federal entered into a settlement agreement pursuant to which Federal paid Maine Yankee $44 million on January 18, 2002. The settlement was reflected on Maine Yankee's 2001 financial statements. That amount represents full payment under the performance bond, plus an additional amount under the payment bond reflecting certain payments previously made by Maine Yankee to subcontractors and suppliers who had not been fully paid by Stone & Webster. Maine Yankee deposited the payment in its decommissioning trust fund to offset past and future expenses resulting from the failures of Stone & Webster.

Maine Yankee is continuing to pursue its claim for damages that was originally filed against Stone & Webster and its parent corporations in August 2000 in the Bankruptcy Court in Delaware. After recognizing the payment from Federal, Maine Yankee has asserted a right to recover an additional $21 million in that court from the bankrupt estate. The hearing on the claim was held in late 2001, and Maine Yankee expects a decision from the court later in 2002. Recovery of such an additional amount in the Bankruptcy Court is contingent on a number of factors beyond Maine Yankee's control, including the extent to which the bankrupt estate has assets available to pay any amount determined to be recoverable. Maine Yankee therefore cannot predict what amount, if any, it will recover on this claim.

On February 27, 2002, Stone & Webster filed a claim for approximately $6.9 million against Maine Yankee in the Bankruptcy Court in Delaware for alleged breaches of contract and to subordinate Maine Yankee's claims. Maine Yankee cannot predict the outcome of the new claim.

<u>Additional Plant Security</u>: Maine Yankee initiated additional plant security measures subsequent to the September 11, 2001, terrorist attacks in New York and Washington. The Company will continue to review its plant security programs regularly in conjunction with directives of the NRC and other governmental agencies to assure that they remain appropriate under current conditions.

<u>Nuclear Fuel Storage</u>: Federal legislation enacted in 1987 directed the DOE to proceed with the studies necessary to develop and operate a permanent high-level waste (spent fuel) repository at Yucca Mountain, Nevada. The legislation also provided for development of a monitored retrievable storage facility and abandoned plans to identify and select a second disposal site that would have provided interim storage for high-level waste prior to permanent disposal. The DOE has

11. COMMITMENTS AND CONTINGENCIES (continued)

indicated that the permanent disposal site is not expected to open before 2010, although originally scheduled to open in 1998, and no interim storage site has been selected.

Pursuant to the legislation, on February 15, 2002, the Secretary of Energy recommended the Yucca Mountain site to the President for the development of a nuclear waste repository, and the President then recommended development of the site to the United States Congress. The law provides the State of Nevada, which has indicated it will oppose the site, with an opportunity to issue a notice of disapproval, which the Congress could override by a joint resolution. If the site should be approved by the Congress, construction of the repository would require NRC approval. The Company cannot predict what governmental actions will follow the President's recommendation.

In November 1997 the U.S. Court of Appeals for the District of Columbia Circuit confirmed the obligation of the DOE under the Nuclear Waste Policy Act of 1982 to take responsibility for spent nuclear fuel from commercial reactors in January 1998. After an unsuccessful effort by Maine Yankee in the same court to compel the DOE to take Maine Yankee's spent fuel, in June 1998 Maine Yankee filed a claim for money damages in the U.S. Court of Federal Claims for the costs associated with the DOE's default. In November 1998 the Court granted summary judgment in favor of Maine Yankee, ruling that the DOE had violated its contractual obligations, but leaving the amount of damages incurred by Maine Yankee for later determination by the Court. Since then the parties have been engaged in discovery and resolving pre-trial issues in the damages phase of the proceeding. Maine Yankee is pursuing its claim for determination of damages vigorously, but cannot predict the outcome or timing of the determination. At the same time, as an interim measure until the DOE meets its contractual obligation to dispose of Maine Yankee's spent fuel at Yucca Mountain or elsewhere, the Company has completed construction of an independent spent fuel storage installation, utilizing dry-cask storage, on the Plant site. The Company expects to start loading spent fuel into the installation in mid-2002.

Nuclear Insurance: In accordance with the Price-Anderson Act, the limit of liability for a nuclear-related accident is $9.5 billion. The primary layer of insurance for the liability is $200 million of coverage provided by the commercial insurance market. The secondary coverage is approximately $9.3 billion, based on 106 licensed reactors. The secondary layer is based on a retrospective premium assessment of $88.1 million per nuclear accident per licensed reactor, payable at a rate not exceeding $10 million per year per accident. However, after appropriate exemptive action by the NRC Maine Yankee is not responsible for retrospective premiums resulting from any event

11. COMMITMENTS AND CONTINGENCIES (continued)

or incident occurring after January 7, 1999. In addition, in recognition of the reduced risk posed by the shutdown and defueled nuclear reactor, the Company substantially reduced the amount of property damage insurance coverage consistent with lower limits permitted by the NRC.

The indemnification provisions of the Price-Anderson Act will expire on August 1, 2002, unless renewed by the United States Congress. In March 1999 the DOE recommended to the Congress that the indemnification provisions be continued without substantial change. Maine Yankee cannot predict what action the Congress will take on renewal of the Price-Anderson Act.

Low-Level Waste Disposal: The federal Low-Level Radioactive Waste Policy Amendments Act, enacted in 1986, required states, either alone or in multistate compacts, to provide for the disposal of low-level radioactive waste generated within their borders. The states of Maine, Texas and Vermont entered into a compact for the disposal of low-level waste over a 30-year period at a then-planned facility in west Texas.

The terms of the compact provided that the State of Maine would contribute $25 million, payable (1) in two equal installments, the first after ratification by Congress and the second upon commencement of operation of the Texas facility, or (2) alternatively, if agreed by the three states, in accordance with the schedule for repayment of bonds issued for the development or operation of the facility. By statute, those costs were to be initially assessed against the Company, as the operator of a nuclear power plant in Maine.

The bill providing for ratification of the compact was approved by Congress in September 1998. However, in October 1998 the Texas Natural Resource Conservation Commission denied a permit for the proposed west Texas site, and construction of such a facility in Texas, which requires new enabling legislation in Texas, is questionable. The Texas Legislature took no such action at its 2001 session. The Company cannot predict what action, if any, will be taken on low-level waste disposal issues in Texas.

In the absence of any Texas disposal facility, Maine Yankee is shipping its low-level waste to other facilities licensed to accept such material. Maine Yankee cannot predict whether or when a facility in Texas will be licensed and built or whether or when any attempt will be made to assess Maine Yankee for any payments under the compact.

Jurisdictional Issues: At its 2000 session the Maine Legislature enacted a bill to create new radiological standards that are more stringent than NRC standards. The legislation also provided for evaluating a cumulative risk assessment and provided the state with additional power to monitor activities and radioactive wastes at the Maine Yankee site.

11. COMMITMENTS AND CONTINGENCIES (continued)

The Maine Department of Environmental Protection also asserted jurisdiction over the radiological aspects, as well as the environmental siting aspects, of the ISFSI. Maine Yankee challenged the state's attempts to regulate the ISFSI in the United States District Court for the District of Maine on the basis that such regulation was preempted by federal law. In May 2000 the Court held that the state could not interfere with those aspects of the ISFSI project that remained exclusively within the province of the NRC, including the determination of whether Maine Yankee should use dry-cask storage or some other storage method, the on-site transfer of the spent fuel, specifications regarding construction of the casks, and other such matters. In July 2000 the Maine Board of Environmental Protection and the Town of Wiscasset Planning Board granted their approval, and construction of the ISFSI is complete.

Workers' Compensation: The Company is self-insured for workers' compensation up to $500,000 per claim. The Company carries an excess insurance policy to cover all claims in excess of $500,000. To conform with requirements of the Maine Bureau of Insurance and the Maine Workers' Compensation Act, the Company funds a trust to pay for the workers' compensation claims. The balance of the trust was approximately $160,000 as of December 31, 2001 and 2000. Loss experience associated with workers' compensation claims for the years ended December 31, 2001 and 2000, has been minimal. Based on loss experience, the trust is funded at a level that exceeds state requirements.

In addition, the Company established a $400,000 standby letter of credit with a bank to comply with the U.S. Department of Labor's Longshore and Harbor Workers' Compensation Act. The letter of credit expires on July 1, 2002, and will be renewed as needed to comply with the Act.

12. UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data are shown below.

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(Dollars in Thousands, Except Per Share Amounts)			
2001				
Electric Operating Revenues	$16,311	$15,566	$15,542	$14,575
Operating Income	$ 3,463	$ 2,848	$ 2,495	$ 2,151
Net Income	$ 1,438	$ 1,315	$ 1,083	$ 1,035
Earnings Per Share of Common Stock	$ 2.28	$ 2.23	$ 2.17	$ 2.41
2000				
Electric Operating Revenues	$12,953	$16,168	$15,954	$(1,262)
Operating Income	$ 3,162	$ 3,357	$ 3,451	$ 3,721
Net Income	$ 1,494	$ 1,447	$ 1,462	$ 1,441
Earnings Per Share of Common Stock	$ 2.38	$ 2.29	$ 2.33	$ 2.28

Maine Yankee's Operation and Maintenance Expense for 2000 reflects a terminating distribution of approximately $20.5 million paid to the Company in November as a result of the termination of the Company's membership in a nuclear industry mutual insurance company. Substantially all of the distribution was credited, pro rata, to the Sponsors in the November power-contract bills, with the balance paid to the decommissioning trust.

13. TRANSACTIONS WITH ASSOCIATED COMPANIES

Central Maine Power Company ("CMP") has furnished the Company certain engineering, administrative and legal services, furnished certain facilities at cost, and provided electric service at its filed rates. During 2001 and 2000, CMP was reimbursed in the amount of $1.3 million and $0.9 million, respectively, for such services.

<u>Maine Yankee Atomic Power Company</u>

DIRECTORS AND EXECUTIVE OFFICERS
December 31, 2001

<u>Directors</u>

The directors of the Company and their principal occupations and all positions and offices with the Company are as follows:

Name	Principal Occupation
Gerald C. Poulin Chairman of the Board of Directors	Consultant; Vice President, Generation (retired), CMP Group, Inc.
Brent M. Boyles Director	Manager of Planning and System Operations, Maine Public Service Company
Kent R. Brown Director	Senior Vice President, Engineering and Operations, Central Vermont Public Service Corporation
Sara J. Burns Director	President, Central Maine Power Company
Curtis I. Call Director	Vice President, Controller and Treasurer, Central Maine Power Company
Frederic E. Greenman Director	Consultant; Vice President and General Counsel (retired), New England Power Company
Richard M. Kacich Director	Director - Special Projects, Northeast Utilities Service Company
John B. Keane Director	Vice President Administration, Northeast Utilities

Directors (continued)

Name	Principal Occupation
Bruce D. Kenyon Director	President - Generation Group, Northeast Utilities
Robert H. Martin Director	Director of Electric Energy Supply, Asset Divestiture and Outsourcing, NSTAR Services Company
F. Michael McClain Director	Vice President - Finance, Energy East Management Corporation
Douglas S. Morrell Director	Manager, Plant Engineering and Support Services, Bangor Hydro-Electric Company
Peter J. Moynihan Director	Consultant and Director, Energy East Corporation
Thomas E. Murley Director	Nuclear Safety and Management Consultant; former Director of Nuclear Reactor Regulation, United States Nuclear Regulatory Commission
Robert C. Powderly Director	President, National Grid USA Service Company, Inc.
Kirk L. Ramsauer Director	Deputy General Counsel, New England Power Company
Terry L. Schwennesen Director	Vice President Generation Investments, New England Power Company
Paul C. Wilkens Director	Senior Vice President, Rochester Gas and Electric Corporation

Maine Yankee Atomic Power Company

DIRECTORS AND EXECUTIVE OFFICERS
December 31, 2001

Executive Officers

The following are the executive officers of the Company with all positions and offices held:

Name	Office
Gerald C. Poulin	Chairman of the Board of Directors
Wayne A. Norton	President
Raymond T. Burke	Vice President, Decommissioning
Michael J. Meisner	Vice President and Chief Nuclear Officer
Michael E. Thomas	Vice President and Chief Financial Officer
Carrie D. Guerrette	Treasurer
William M. Finn	Secretary
Joseph D. Fay	Assistant Secretary and Clerk

Maine Yankee Atomic Power Company

Dated: March 12, 2002

Michael E. Thomas
Vice President and Chief Financial Officer















Vermont Yankee Nuclear Power Corporation 2001 Annual Report









Vermont Yankee
2001 Annual Report

Table of Contents

Vermont Yankee Nuclear Power Corporation

185 Old Ferry Road
P. O. Box 7002
Brattleboro, Vermont 05302-7002
www.vermontyankee.com

President's Letter

Vermont Yankee began the year 2001 in a maelstrom of sale activity. In February, after having spent much of the previous year hearing testimony on the proposed $23.5 million sale to AmerGen, the Vermont Public Service Board formally rejected the AmerGen sale proposal as being too low. Following an auction process administered by JPMorgan, Vermont Yankee and the Entergy Nuclear Corporation signed a purchase agreement to sell the plant for $180 million on August 15. During the auction process, news teams from The New York Times, The Washington Post, Chicago Tribune, ABC "World News" and others focused on Vermont Yankee as a prime example of a well-run nuclear plant aggressively being sought for acquisition by several major nuclear operators.

On April 27, Vermont Yankee shut down for a scheduled refueling outage, concluding the most productive cycle in the company's history, having generated more than 6.3 billion kilowatt hours and achieving a 101.8% cycle reliability. At the beginning of the outage, VY performed a noble metals chemical injection as the first phase of a hydrogen water chemistry project. The project is an important factor in the long-term operating strategy of the plant. Other significant outage projects included turbine valve inspections and refurbishing, repairs to the #2 feedwater heaters, a comprehensive internal inspection of the main and auxiliary transformers, and successful refueling. When VY rejoined the New England power grid on May 20, it concluded the best refueling/maintenance outage in company history — 23 days, 7 hours, 1 minute — shorter by 11 days than any similar outage. Focus on integrated planning and scheduling was a major contributor to the accomplishment. VY's commitment to safety and quality was reflected in achievement of all six outage goals encompassing safety, quality, duration, radiation exposure and cost.

Throughout the auction process, successful negotiation of a three-year union contract, the tragic events of September 11 and the heightened security that followed, VY employees remained focused on the safe, efficient operation of the plant. The plant's year-end capacity factor was the best ever for a year with a refueling outage and its fifth best overall. The plant was available 93% of the time and a new maximum generation record for a year with a refueling outage was set by generating 4,171,120 net megawatts electric. In addition, a new record was set for the lowest average personnel radiation exposure in a year with a refueling outage. All in all, 2001 was a banner year for Vermont Yankee.

On a personal note, 2001 was my last full year at Vermont Yankee. Although I will continue to serve as president and chief executive officer through the expected closing of the Entergy sale in July, I formally retired as a Vermont Yankee employee effective March 15, 2002. I have greatly enjoyed the past six years, and it has truly been a privilege to work with VY's board of directors and the men and women whose dedication to excellence has made Vermont Yankee one of the finest plants in the U.S. nuclear fleet. We have accomplished a lot together since 1996 and I will always have great memories of my years here in Vermont. I wish all of you the very best in the years to come.

Ross P. Barkhurst

Description of Business

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities to construct and operate a nuclear-powered generating plant ("the Plant").

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant is licensed by the Nuclear Regulatory Commission to operate until March 21, 2012.

Located on the west bank of the Connecticut River in Vernon, Vermont, the facility has a gross maximum dependable capacity of approximately 535 megawatts. The common stock of Vermont Yankee is owned by twelve utilities (on January 16, 2002, the Company repurchased the shares of the four non-Sponsor owners, leaving eight remaining owners), eight of which are the Sponsoring utilities that are entitled and obligated to purchase the output of the Plant.

Under the terms of certain Power Contracts and Additional Power Contracts (collectively, the "Power Contracts"), each Sponsor is obligated to pay Vermont Yankee monthly, regardless of the Plant's operating level, or whether or not it is operating, an amount equal to its entitlement percentage of Vermont Yankee's total fuel costs, operating expenses, decommissioning costs and an allowed return on equity. Also, under the terms of the Capital Funds Agreements, the Sponsors are committed to make funds available for changes or replacements needed to maintain or restore operation of the Plant or to obtain or maintain licenses necessary for its operation. The names of the Sponsors and their respective entitlement percentages of Vermont Yankee's capacity and output are as follows:

Sponsor	Entitlement Percentage
Central Vermont Public Service Corporation	35.0%
New England Power Company	22.5
Green Mountain Power Corporation	20.0
The Connecticut Light and Power Company	9.5
Central Maine Power Company	4.0
Public Service Company of New Hampshire	4.0
Cambridge Electric Light Company	2.5
Western Massachusetts Electric Company	2.5
	100.0%

See Note 1 to the Financial Statements for discussion on the possible sale of the Plant and related assets and liabilities.

Comparative Highlights

	2001	2000	% Change
Financial (Dollars in millions):			
Operating revenues	**$178.8**	$178.3	0.3
Net income	**6.1**	6.6	(7.0)
Total assets	**723.8**	707.0	2.4
Average number of shares of common stock outstanding (thousands)	**392.5**	392.5	0.0
Per Share of Common Stock:			
Basic earnings per common share	**$15.59**	$16.77	(7.0)
Dividends paid per common share	**15.96**	15.77	1.2
Book value per common share (year-end)	**138.03**	138.40	(0.3)
Operating:			
Kilowatt-hour sales (billions)	**4.17**	4.55	(8.3)
Cost per kilowatt-hour (cents)	**4.29**	3.92	9.4

Common Stock Ownership at 12/31/01

Stock Owner	Percentage Owned	Shares Owned
Central Vermont Public Service Corporation	31.3%	122,653
New England Power Company	22.5	88,203
Green Mountain Power Corporation	17.9	70,088
The Connecticut Light and Power Company	9.5	37,242
Central Maine Power Company	4.0	15,681
Public Service Company of New Hampshire	4.0	15,681
Burlington Electric Department*	3.6	14,301
Cambridge Electric Light Company	2.5	9,801
Western Massachusetts Electric Company	2.5	9,800
Vermont Electric Cooperative, Inc.*	1.0	4,213
Washington Electric Cooperative, Inc.*	0.6	2,431
Village of Lyndonville Electric Department*	0.6	2,387
	100.0%	392,481

* On January 16, 2002, the Company repurchased the shares of these non-Sponsor owners.

Financial Review

Operating revenues of the Company are billed and received from its Sponsors based on the terms of the Power Contracts. Under those contracts, the Sponsors are severally required to pay the Company an amount equal to their respective entitlement share of the Company's total fuel and operating expenses, return on net unit investment and an amount designated to meet anticipated decommissioning costs at the end of the nuclear electric generating plant's useful life.

The Company continued its run of operating success in 2001. The plant produced 4,171,120 net megawatt hours of electricity during the year corresponding to an overall capacity factor of 93.4% (net maximum design capability). Both results are records for a year with a refueling outage. This performance comes on the heels of the record setting performance for a year without a refueling outage in 2000 when the plant produced a record 4,548,065 net megawatt hours of electricity corresponding to a record capacity factor of 101.5%.

The plant shuts down to refuel approximately every 18 months. The last refueling prior to 2001 was completed in December 1999. When the plant shutdown to refuel in April 2001, it marked the end of the most productive operating cycle in the company's history with more than 6.3 billion kilowatt hours of electricity produced and cycle reliability in excess of 100%.

The refueling outage itself was record setting. The well planned and executed outage lasted a total of just over 23 days, or about 11 days shorter than the prior best for a similar outage. It was also the lowest cost outage in more than 15 years, finishing nearly $3 million under budget.

Operating revenues increased in 2001 from 2000 by $0.5 million, or 0.3%, primarily due to higher maintenance and other operating expenses associated with the refueling and maintenance outage in 2001. There was no refueling and maintenance shutdown in 2000. Several other items largely offset the impact of the 2001 cost of the refueling and maintenance shutdown.

Nuclear fuel expense decreased by $3.4 million in 2001 from 2000 as a result of less generation in 2001 due to the refueling outage, and a favorable sales tax decision involving nuclear fuel. Decommissioning expense decreased by $4.5 million as a result of a revised collection schedule included in a settlement agreement approved by the Federal Energy Regulatory Commission (FERC) in 2001. The FERC approved settlement agreement also included a provision allowing the deferral of costs associated with the potential sale of the plant. While all costs incurred during 2001 related to the sale were deferred, operating costs for 2000 included approximately $3.0 million of sale related expenditures.

Other income, net of associated income tax, increased by $1.1 million in 2001 from 2000 due to higher after-tax earnings on the fixed income investments in the Spent Fuel Disposal Trust. Total interest expense decreased by $2.6 million in 2001 from 2000 as a result of the lower prevailing interest rates in 2001. This is particularly noteworthy for the DOE spent fuel disposal obligation where the applicable interest rate dropped from 6.257% at the end of 2000 to 2.364% at the end of 2001.

Net income, computed in accordance with the Company's formula rate approved by the Federal Energy Regulatory Commission ("FERC") decreased by approximately $0.5 million in 2001 from 2000.

Report of Independent Public Accountants

The Stockholders and Board of Directors of Vermont Yankee Nuclear Power Corporation:

We have audited the accompanying balance sheets of Vermont Yankee Nuclear Power Corporation as of December 31, 2001 and 2000, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Yankee Nuclear Power Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States.

Arthur Andersen L.L.P.

Boston, Massachusetts
January 24, 2002

Statements of Income and Retained Earnings

	Years ended December 31,		
	2001	2000	1999
	(In thousands except per share data)		
Operating revenues	**$178,840**	$178,294	$208,812
Operating expenses:			
Nuclear fuel expense (NOTES 5 and 9)	**17,527**	20,907	18,834
Other operating expense	**79,699**	79,565	94,694
Maintenance expense	**32,180**	19,724	40,232
Depreciation and amortization expense	**14,751**	14,349	15,973
Decommissioning expense (NOTES 3 and 4)	**11,764**	16,245	12,559
Taxes on income (NOTE 10)	**2,227**	2,031	1,903
Property and other taxes	**8,709**	9,329	9,685
Total operating expenses	**166,857**	162,150	193,880
Operating income	**11,983**	16,144	14,932
Other income (expense):			
Net earnings on decommissioning trust (NOTES 4 and 6)	**28,704**	11,271	8,864
Decommissioning expense (NOTE 4)	**(28,704)**	(11,271)	(8,864)
Earnings on spent fuel disposal trust (NOTE 6)	**8,214**	6,255	4,748
Taxes on other income (NOTE 10)	**(2,839)**	(2,257)	(1,669)
Other, net	**(447)**	(169)	(116)
Total other income	**4,928**	3,829	2,963
Income before interest expense	**16,911**	19,973	17,895
Interest expense:			
Interest on long-term debt	**6,330**	6,835	6,736
Interest on spent fuel disposal fee obligation (NOTE 9)	**4,717**	6,577	4,953
Allowance for borrowed funds used during construction	**(255)**	(22)	(265)
Total interest expense	**10,792**	13,390	11,424
Net income	**6,119**	6,583	6,471
Retained earnings at beginning of year	**1,224**	830	1,546
	7,343	7,413	8,017
Dividends declared	**6,265**	6,189	7,187
Retained earnings at end of year	**$1,078**	$1,224	$830
Average number of shares outstanding	**392**	392	392
Net income per share of common stock outstanding	**$15.59**	$16.77	$16.49
Dividends per share of common stock outstanding	**$15.96**	$15.77	$18.31

See accompanying notes to financial statements.

Balance Sheets

Assets

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Utility plant:		
Electric plant, at cost (NOTE 7):	**$430,020**	$420,640
Less accumulated depreciation	**308,302**	295,773
	121,718	124,867
Construction work in progress	**5,034**	8,121
Net electric plant	**126,752**	132,988
Nuclear fuel, at cost:		
Assemblies in reactor	**69,148**	69,016
Assemblies in process	**708**	12,914
Spent fuel	**386,030**	372,101
	455,886	454,031
Less accumulated amortization of burned nuclear fuel	**425,961**	414,532
	29,925	39,499
Less accumulated amortization of final core nuclear fuel	**12,773**	11,888
Net nuclear fuel	**17,152**	27,611
Net utility plant	**143,904**	160,599
Long-term investments, at fair market value:		
Decommissioning trust (NOTES 4, 6, 8 and 15)	**297,059**	281,704
Spent fuel disposal trust (NOTES 6, 8 and 9)	**116,514**	109,239
Total long-term investments	**413,573**	390,943
Current assets:		
Cash and cash equivalents	**4**	775
Accounts receivable from sponsors	**13,848**	16,074
Other accounts receivable	**2,022**	1,729
Materials and supplies, net of amortization	**16,421**	15,762
Prepaid expenses	**3,049**	2,847
Total current assets	**35,344**	37,187
Deferred charges:		
Deferred decommissioning costs (NOTES 4 and 15)	**31,811**	25,407
Deferred low-level waste facility expenses (NOTES 5 and 14)	**25,673**	25,830
Accumulated deferred income taxes (NOTE 10)	**41,307**	37,012
Deferred design basis documentation costs (NOTE 5)	**16,395**	17,807
Deferred DOE enrichment site decontamination and decommissioning fee (NOTE 5)	**7,409**	8,473
Net unamortized loss on reacquired debt	**1,425**	1,606
Other deferred charges (NOTES 3, 5 and 6)	**6,974**	2,120
Total deferred charges	**130,994**	118,255
	$723,815	$706,984

See accompanying notes to financial statements.

Balance Sheets

Capitalization and Liabilities

	December 31, 2001	2000
	(Dollars in thousands)	
Capitalization:		
Common stock equity:		
Common stock, $100 par value; authorized 400,100 shares; issued 400,014 shares of which 7,533 are held in Treasury	**$40,001**	$40,001
Additional paid-in capital	**14,226**	14,226
Treasury stock (7,533 shares at cost)	**(1,130)**	(1,130)
Retained earnings	**1,078**	1,224
Total common stock equity	**54,175**	54,321
Long-term obligations, net (NOTES 7 and 8)	**54,173**	59,591
Total capitalization	**108,348**	113,912
Commitments and contingencies (NOTES 4, 13 and 14)		
Spent fuel disposal fee and accrued interest (NOTES 8 and 9)	**120,068**	115,351
Current liabilities:		
Accounts payable	**2,086**	3,185
Accrued expenses (Note 2)	**10,728**	13,403
Accrued low-level waste expenses (NOTES 3 and 14)	**4,541**	4,858
Accrued taxes	**1,629**	2,360
Accrued interest	**1,419**	2,218
Current maturities of long-term debt (NOTE 7)	**5,418**	36,393
Revolving credit agreement debt (NOTE 7)	**27,540**	-
Other current liabilities	**10,721**	9,739
Total current liabilities	**64,082**	72,156
Deferred credits and other liabilities:		
Accrued decommissioning costs (NOTE 4)	**349,903**	321,409
Accumulated deferred income taxes (NOTE 10)	**34,023**	36,561
Accrued low-level waste facility expenses (NOTES 5 and 14)	**23,070**	23,226
Accrued DOE enrichment site decontamination and decommissioning fee (NOTE 5)	**5,157**	6,280
Accrued employee benefits (NOTE 12)	**12,654**	10,885
Net regulatory tax liability (NOTE 10)	**3,641**	3,982
Accumulated deferred investment tax credits	**2,869**	3,222
Total deferred credits and other liabilities	**431,317**	405,565
	$723,815	$706,984

See accompanying notes to financial statements.

Statements of Cash Flows

	Years ended December 31, 2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	**$6,119**	$6,583	$6,471
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of nuclear fuel	**13,753**	15,423	13,845
Depreciation and amortization	**14,751**	14,349	15,973
Decommissioning expense	**11,764**	16,245	12,559
Deferred tax expense	**(7,175)**	(8,692)	(6,424)
Amortization of deferred investment tax credits	**(353)**	(666)	(545)
Nuclear fuel disposal fee interest accrual	**4,717**	6,577	4,953
Interest and dividends on spent fuel disposal trust	**(7,275)**	(7,714)	(3,383)
(Increase) decrease in accounts receivable	**1,933**	150	(1,090)
(Increase) decrease in prepaid expense	**(203)**	311	683
(Increase) decrease in materials and supplies inventory	**(659)**	981	(593)
Increase (decrease) in accounts payable and accrued liabilities	**(3,109)**	(12,526)	15,347
Increase (decrease) in interest and taxes payable	**(1,529)**	1,403	(710)
Other	**5,851**	2,596	(1,728)
Total adjustments	**32,466**	28,437	48,887
Net cash provided by operating activities	**38,585**	35,020	55,358
Cash flows from investing activities:			
Electric plant additions and retirements	**(6,923)**	(5,292)	(10,686)
Nuclear fuel additions	**(3,294)**	(12,914)	(20,785)
Payments to decommissioning trust	**(14,022)**	(16,454)	(12,898)
Net cash used for investing activities	**(24,239)**	(34,660)	(44,369)
Cash flows from financing activities:			
Dividend payments	**(6,264)**	(6,189)	(7,187)
Series I Bonds Sinking Fund Payments	**(5,418)**	(5,418)	(5,418)
Payments of long-term obligations	**(423,709)**	(323,050)	(328,000)
Borrowings under long-term agreements	**420,274**	327,102	337,493
Net cash used for financing activities	**(15,117)**	(7,555)	(3,112)
Net increase (decrease) in cash and cash equivalents	**(771)**	(7,195)	7,877
Cash and cash equivalents at beginning of year	**775**	7,970	93
Cash and cash equivalents at end of year	**$4**	$775	$7,970

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE 1. Nature of Business and Possible Sale of Assets

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered electric generating plant ("the Plant"). As of December 31, 2001, the Company's common stock was owned by twelve utilities, eight of which are the Sponsoring utilities that are entitled and obligated to purchase the output of the Plant. On January 16, 2002, the Company repurchased the shares of the four non-Sponsor owners. Under the terms of certain Power Contracts and Additional Power Contracts (collectively, the "Power Contracts"), each Sponsor is obligated to pay Vermont Yankee monthly, regardless of the Plant's operating level, or whether or not it is operating, an amount equal to its entitlement percentage of Vermont Yankee's total fuel costs, operating expenses, decommissioning costs and an allowed return on equity. Also, under the terms of the Capital Funds Agreements, the Sponsors are committed to make funds available for changes or replacements needed to maintain or restore operation of the Plant or to obtain or maintain licenses necessary for its operation.

The names of the sponsoring utilities and their respective entitlement percentages of Vermont Yankee's capacity and output are as follows: Central Vermont Public Service Corporation with 35.0%, New England Power Company with 22.5%, Green Mountain Power Corporation with 20.0%, The Connecticut Light and Power Company with 9.5%, Central Maine Power Company with 4.0%, Public Service Company of New Hampshire with 4.0%, Cambridge Electric Light Company with 2.5%, and Western Massachusetts Electric Company with 2.5% ("the Sponsors").

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant has a gross maximum dependable capacity of approximately 535 megawatts and is licensed by the Nuclear Regulatory Commission to operate until March 21, 2012, though there is no assurance that it will do so. Other nuclear plants, including some in the Northeast with similar ownership structures, have been shut down prior to the end of their license life for economic reasons. The Federal Energy Regulatory Commission, which regulates the rates charged by the Company under the Power Contracts, has allowed plants that are shut down prematurely for economic reasons to recover the as yet unrecovered costs at the time of the shut down, if it is determined that the decision to shut down was prudent. These unrecovered costs include undepreciated plant and unfunded nuclear decommissioning costs. The Company prepares periodic economic studies. Study results to date have determined that it is economical to continue to operate the plant.

In November 1999 the Company had executed an agreement to sell the Plant and related assets and liabilities, including the liability to decommission the Plant, to AmerGen Energy Company, LLC (AmerGen). The agreement was subject to several conditions including approvals or specific rulings by various federal and state regulatory and tax authorities.

On February 14, 2001, the Vermont Public Service Board (PSB) ruled against the sale to AmerGen. The ruling to dismiss the petition stated that the dismissal would benefit ratepayers and promote the general good of the state and that the proposed sale was of less value than is otherwise available on the market today. The decision was based in part on the fact that, during PSB proceedings in 2000, three other parties expressed interest in buying the plant. One of the three submitted a bid to the PSB, backed by a bond, with terms that were better than those of the AmerGen agreement and the other two asked to participate if an auction of the Plant were conducted.

On August 15, 2001, following an auction process conducted by J.P. Morgan Securities, Inc. as agent for the Company, a Purchase and Sale Agreement (PSA) was executed with Entergy Nuclear Vermont Yankee, LLC (ENVY). Under the PSA, ENVY will pay a purchase price of $180 million, subject to closing adjustments, and will assume the Company's obligation to operate and decommission the Plant in exchange for the transfer of ownership of the Plant and related assets (including the decommissioning fund) and liabilities to ENVY. The PSA also contemplates that the Company will purchase from ENVY 100% of the output of the Plant (based on the Plant's current capacity) after closing through March 21, 2012 pursuant to a Power Purchase Agreement (PPA) with prices that generally range from 3.9 cents to 4.5 cents per kilowatt-hour. The PPA prices are subject to a "low market adjuster" beginning in 2005 that would provide for lower power purchase prices if the market price of power is significantly less than the PPA price. The Company will resell power purchased under the PPA to the sponsoring utilities pursuant to the Power Contracts (as amended for this arrangement).

The above agreements are subject to several conditions, including approvals or specific rulings by the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission, the PSB and the Internal Revenue Service. As such, execution of the Agreements does not provide assurance that the sale will occur.

If the sale does occur, proceeds are expected to be sufficient to retire all of the Company's current debt including its First Mortgage Bonds and borrowings under its Secured Credit Agreement. No material gain or loss is expected to be realized as a result of the sale. The Company expects that if there is a loss on the sale, it will be recorded as a regulatory asset recoverable from the Sponsors over the current remaining license life of the plant under the Power Contracts as amended.

Due to the threat of a possible terrorist attack on important infrastructure sites within the United States following the events of September 11, 2001, nuclear plants, including the nuclear plant owned by the Company, have operated under a heightened level of security. This has resulted in a marginal increase in the plant's operating costs which may continue for the foreseeable future. The Company does not believe that the additional costs will have an adverse effect on the results of operations due to its current and future ability to recover costs from the Sponsors.

NOTE 2. Summary of Significant Accounting Policies

(a) Regulations and Operations

The Company is subject to regulations prescribed by the Federal Energy Regulatory Commission ("FERC"), and the Public Service Board of the State of Vermont with respect to accounting and other matters. The Company is also subject to regulation by the Nuclear Regulatory Commission ("NRC") for nuclear plant licensing and safety, and by federal and state agencies for environmental matters such as air quality, water quality and land use.

The Company recognizes revenue pursuant to the terms of the Power Contracts and Additional Power Contracts filed with the FERC. The Sponsors, a group of eight New England utilities, are severally obligated to pay the Company each month their entitlement percentage of amounts equal to the Company's total fuel costs and operating expenses, plus an allowed return on equity (11.0% since August 1, 1994). Such contracts also obligate the Sponsors to make decommissioning payments through the end of the Plant's service life and completion of the decommissioning of the Plant. All Sponsors are committed to such payments regardless of the Plant's operating level or whether the Plant is out of service during the period.

Under the terms of the Capital Funds Agreements, the Sponsors are committed, subject to obtaining necessary regulatory authorizations, to make funds available to obtain or maintain licenses necessary to keep the Plant in operation.

(b) Depreciation and Maintenance

Electric plant is being depreciated on the straight-line method at rates designed to fully depreciate all depreciable properties over the lesser of estimated useful lives or the Plant's remaining NRC license life, which extends to March 21, 2012. Depreciation expense was equivalent to overall effective rates of 3.08%, 3.08% and 3.59% for the years 2001, 2000 and 1999, respectively.

The cost of additions, including replacements and betterments of units of property, is charged to electric plant. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property are charged to maintenance expense. The cost of property retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation.

(c) Amortization of Nuclear Fuel

The cost of nuclear fuel is amortized to expense based on the rate of burn-up of the individual assemblies comprising the total core. The Company also provides for the costs of disposing of spent nuclear fuel at rates specified by the United States Department of Energy ("DOE") under a contract for disposal between the Company and DOE.

In conformity with rates authorized by the FERC, the Company amortizes to expense on a straight-line basis the estimated costs of the final unspent nuclear fuel core, which is expected to be in place at the expiration of the Plant's operating license.

(d) Amortization of Materials and Supplies

The Company amortizes to expense a formula amount designed to fully amortize the cost of the material and supplies inventory that is expected to be on hand at the expiration of the Plant's operating license.

(e) Long-term Funds

The Company accounts for its investments in long-term funds at fair value as required by Statement of Financial Accounting Standards No. 115. See NOTE 6 for further discussion of this accounting method.

(f) Amortization of Loss on Reacquired Debt

The difference between the amount paid upon reacquisition of any debt security and the face value thereof, adjusted for any unamortized premium or discount, related unamortized debt expense and reacquisition costs, applicable to the reacquired debt, is deferred by the Company and amortized to expense on a straight-line basis over the remaining life of the new debt issuance consistent with the rate treatment authorized by the FERC.

(g) Allowance for Funds Used During Construction

Allowance for funds used during construction ("AFUDC") is the estimated cost of funds used to finance the Company's construction work in progress and nuclear fuel in-process which is not recovered from the Sponsors through current revenues. The allowance is not realized in cash currently, but under the Power Contracts, the allowance is recovered in cash over the Plant's service life or as nuclear fuel is used through higher revenues associated with higher depreciation and amortization expense.

AFUDC was capitalized at overall effective rates of 2.45%, 6.29% and 6.29%, for 2001, 2000 and 1999, respectively, using the gross rate method.

(h) Decommissioning

The Company is accruing the estimated costs of decommissioning its Plant over the Plant's remaining NRC license life. Any amendments to these estimated costs are accounted for prospectively. See NOTE 4 for further detail.

(i) Taxes on Income

The Company accounts for taxes on income under the liability method. See NOTE 10 for a further discussion of the accounting for taxes on other income.

Investment tax credits have been deferred and are being amortized to income over the lives of the related assets.

(j) Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

(k) Accrued Expenses

Accrued Expenses represents the Company's best estimate of costs incurred for which no invoice has been received by the Balance Sheet date. The amount shown for 2001 includes $1.4 million in capital project costs and $9.3 million in operating and maintenance costs. The comparable amounts for 2000 were $1.9 million and $11.5 million, respectively.

(l) Reclassifications

The Company makes reclassifications of information presented in prior period financial statements to conform with the current period when considered significant.

(m) Earnings per Common Share

Basic earnings per common share have been computed by dividing earnings available to common stock by the weighted average number of shares outstanding during the year. Diluted earnings per common share have not been disclosed as they do not differ from basic earnings per share.

(n) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. FERC Rate Case Matters

On June 22, 2000, a group of municipal utilities that purchase power produced by the Plant from certain of the Sponsors filed a complaint at the FERC seeking refunds of amounts they had paid in the past for decommissioning and challenging the Company's immediate recovery of costs associated with negotiating and documenting a proposed sale to AmerGen, claiming that those costs should be absorbed by the Company or deferred for recovery through amortization. The FERC set the complaint for investigation and hearing. A settlement agreement was filed with the FERC on June 25, 2001, in which the parties agreed that: (1) Vermont Yankee would make refunds, with interest, to the Sponsors and certain wholesale customers of the Sponsors, for transaction costs associated with the proposed sale of the Plant to AmerGen; (2) Vermont Yankee and affected Sponsors could recover such refunds through amortization, with a return; (3) Vermont Yankee was authorized to recover transaction costs associated with future pursuits to sell the Plant through amortization, with a return; (4) Vermont Yankee would prospectively reduce its annual decommissioning charges to $11.4 million annually until the financial closing of any new sale transaction or the implementation of superseding rates; and (5) Vermont Yankee would no longer reserve for certain low-level radioactive waste disposal costs through its formula rates, instead those costs would be recovered on an as-incurred basis or as decommissioning costs. The FERC approved the settlement agreement effective August 1, 2001. In accordance with the provisions of the settlement agreement, Vermont Yankee made refunds of sale costs, as account credits, totaling $0.8 million.

NOTE 4. Decommissioning

The Company accrues estimated decommissioning costs for its nuclear plant over its remaining NRC licensed life. The accrual is currently based on a 1994 site study by an independent engineering firm and a settlement agreement approved by the FERC for rates effective July 1, 2001. The study assumes decommissioning will be accomplished by the prompt removal and dismantling method (DECON) which requires that radioactive materials be removed from the plant site and all buildings and facilities be dismantled immediately after shutdown. The study estimates that approximately seven years would be required to dismantle the Plant at shutdown, remove non-fuel wastes and restore the site, and that spent fuel would be stored on-site in a dry fuel storage facility until 2025. The FERC approved settlement agreement allowed $312.7 million, in 1993 dollars, as the estimated decommissioning cost. This allowed amount is used to compute the Company's liability and billings to the Sponsors. Based on the agreement's assumed cost escalation rate of 5.4% per annum through 2000 and 4.25% thereafter, the estimated current cost of decommissioning is $471.1 million and, at the expiration of the Plant's operating license in March 2012, is approximately $721.8 million. The present value of the pro rata portion of decommissioning costs recorded to date is $349.9 million. The actual decommissioning costs could vary from the above estimates because of changes in the assumed date of decommissioning, changes in regulatory requirements, changes in technology, and changes in labor, materials and equipment.

On August 15, 2001, the Company executed a Purchase and Sale Agreement (PSA) with the intent to sell the Plant and related assets and liabilities, including the liability to decommission the Plant, to Entergy Nuclear Vermont Yankee, LLC (ENVY). The sale of the plant, as contemplated, would result in the transfer of responsibility for decommissioning the plant to the new owner and may make future decommissioning collections unnecessary after the closing under the PSA. See NOTE 1 for further discussion.

Billings to Sponsors for estimated decommissioning costs commenced during 1983, at which time the Company recorded a deferred charge for the present value of decommissioning costs applicable to operations of the Plant for prior periods. Current period decommissioning costs not funded through billings to Sponsors or earnings on decommissioning trust assets are also deferred. At December 31, 2001, deferred decommissioning costs were $31.8 million. These deferred costs are amortized to expense as they are funded over the remaining life of the Company's operating license.

Cash received from Sponsors for plant decommissioning costs is deposited directly into the Vermont Yankee Decommissioning Trust in either the Qualified Fund (i.e., amounts currently deductible pursuant to the IRS regulations) or the Nonqualified Fund (i.e., collections pursuant to FERC authorization which are not currently deductible). Earnings on the Decommissioning Trust assets are recorded in other income, with an equal and offsetting amount representing the current period decommissioning cost funded by such earnings reflected as decommissioning expense. On December 31, 2001, the fair market value of the Decommissioning Trust was $297.1 million including pre-tax unrealized appreciation of $28.2 million, and funds held by the Trust were primarily invested in corporate bonds, government securities and equities. See NOTE 6 for further detail.

The staff of the Securities and Exchange Commission has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board ("FASB") has issued SFAS 143, which establishes accounting and disclosure for asset retirement costs, including the decommissioning of nuclear power plants. The Company is currently evaluating the effects of the new standard. However, when the Company's current accounting practice is changed as required by the new standard in 2003, the present value of the full estimated cost of decommissioning will be recorded as a liability (rather than a pro rata portion), with an increase in the recorded cost of the Plant. The Company does not believe the changes would have an adverse effect on the results of operations due to its current and future ability to recover costs from the Sponsors.

NOTE 5. Deferred Charges, Credits and Other Liabilities

In October 1992, Congress passed the Energy Policy Act of 1992. The Act requires, among other things, that certain utilities help pay for the cleanup of DOE's enrichment facilities over a fifteen year period. The Company's annual fee is based on its historical share of enrichment services provided by DOE and is indexed to inflation. The fees are not adjusted for subsequent business as DOE's cost of sales now includes a decontamination and decommissioning component. The Act stipulates that the annual fee shall be fully recoverable in rates in the same manner as other fuel costs.

In 2001, the Company paid the tenth of the fifteen annual charges. As of December 31, 2001, the Company had recognized a current accrued liability of $1.3 million for the fee payment expected to be made in 2002, a non-current liability of $5.2 million for the expected four annual fee payments that are due subsequent to 2002, and a corresponding regulatory asset of $7.4 million which represents the total amount to be included in future billings to the Sponsors under the Power Contracts.

In 1994, the states of Vermont, Maine and Texas each ratified legislation to join a low-level radioactive waste disposal compact for the purpose of disposing of low-level radioactive waste in the state of Texas. The Company has recorded a non-current liability of $23.1 million to recognize the $27.5 million compact fund requirements less amounts on deposit with the State of Vermont and a corresponding deferred debit of $25.7 million which represents the total amount to be included in future billings to the Sponsors under the Power Contracts. The Compact was ratified by the U.S. Congress in 1998, however to date, no site has been licensed. See NOTE 14 for further detail.

During 2001, Vermont Yankee completed Design Basis Documentation, a project undertaken to incorporate all design documentation into a centralized system. The objective was to ensure that Vermont Yankee maintains its safety margins in connection with any plant modifications. The project created a set of design basis documents which enable more efficient systematic problem solving, maintenance, and system overview in support of the safe, cost effective, long term operation of the Plant. The Company received FERC approval in 1996 to recognize deferred charges for these unrecovered study costs and amortize the costs through billings to Sponsors over the remaining license life of the Plant. As of December 31, 2001, the Company had recorded deferred charges of $16.4 million, net of amortization related to this initiative.

In 2001, FERC approved a settlement agreement between the Company and intervening parties that included, among other things, a settlement on the regulatory treatment of costs incurred in conjunction with initiatives to sell the plant and related assets and liabilities. The agreement provided for the refund of a portion of the costs incurred in pursuit of the then terminated AmerGen transaction, and the authorization for the Company and the affected Sponsors to recover this refund through amortization, with a return. In addition, the settlement agreement provided for the deferral of all costs associated with the pursuit of a new agreement for the sale of the plant, and for the recovery of these costs, through amortization with a return, commencing with the financial closing of the new transaction. If no new transaction is consummated, the Company will have to apply to the FERC for the recovery of such costs. As of December 31, 2001, the Company had recorded deferred charges of $3.6 million, net of amortization relative to the sale initiatives.

NOTE 6. Long-term Investments

The Company accounts for its investments in certain debt or equity securities by classifying each such security as either trading, available-for-sale or held-to-maturity. Both trading and available-for-sale securities must be reflected on the balance sheet at their aggregate fair values. Held-to-maturity securities are reflected on the balance sheet at amortized cost.

The Company classifies securities in the Decommissioning Trust as available-for-sale. As of December 31, 2001, the Decommissioning Trust had net unrealized gains of $28.2 million which reduce deferred decommissioning costs because the Company will not realize the gains, rather, the gains will be used to reduce future billings to Sponsors.

The Company also classifies securities held in the Spent Fuel Disposal Trust as available-for-sale. As of December 31, 2001, the reported Trust balance includes net unrealized gains of $1.7 million with a corresponding adjustment reflected in Other Deferred Charges.

The cost and estimated market value of long-term investments at December 31, are as follows (Dollars in thousands):

	2001		2000	
	Cost	**Market Value**	Cost	Market Value
Decommissioning Trust:				
US Treasury obligations	**$107,319**	**$112,064**	$108,400	$113,753
Municipal obligations	**57,853**	**58,902**	36,068	37,044
Corporate bonds	**32,776**	**33,244**	31,139	31,208
Stocks	**64,647**	**86,634**	40,639	80,870
Accrued interest and money market funds	**6,215**	**6,215**	18,829	18,829
	268,810	**297,059**	235,075	281,704
Spent Fuel Disposal Trust:				
US Treasury obligations	**43,193**	**44,186**	81,827	82,517
Municipal obligations	**51,297**	**51,646**	8,911	8,994
Corporate bonds	**17,455**	**17,786**	14,245	14,496
Accrued interest and money market funds	**2,896**	**2,896**	3,232	3,232
	114,841	**116,514**	108,215	109,239
Total long-term investments	**$383,651**	**$413,573**	$343,290	$390,943

Pursuant to the Company's arrangements with its Sponsors, the difference between market value and cost of the Decommissioning Trust has been recorded as a decrease to deferred decommissioning costs. The Company's Power Contracts with its Sponsors provide for full recovery of decommissioning costs and any excess or shortage in the fund, including those resulting from investment performance, will be refunded to or collected from Sponsors.

The Company has entered into certain derivative contracts to hedge the total return on its nuclear decommissioning trust fund. As required by SFAS 133, these derivative instruments are recorded at fair value on the balance sheet with any change in the value recorded as an increase or decrease to deferred decommissioning costs, consistent with the treatment of all gains and losses on the decommissioning trust fund. Unrealized gains recorded as reductions to deferred decommissioning costs as of December 31, 2001 and 2000 were $28.2 million and $46.6 million, respectively.

The securities included in the Spent Fuel Disposal Trust represent funds invested by the Company for which the earnings and principal will be used to pay the DOE fee for spent fuel discharged prior to April 7, 1983. See NOTE 9 for further details. Although the Company collected this fee from its Sponsors in rates, it has elected to defer payment as permitted by the contract with DOE. Since any realized gains (losses) have the effect of reducing (increasing) billing to customers, the Company has included the difference between cost and market value of the Spent Fuel Disposal Trust as a decrease to Other Deferred Charges.

At December 31, gross unrealized gains and losses pertaining to the long-term investment securities in the Decommissioning Trust and the Spent Fuel Disposal Trust were as follows (Dollars in thousands):

	2001	2000
Unrealized gains on US Treasury obligations	**$5,738**	$6,209
Unrealized losses on US Treasury obligations	**-**	(166)
Unrealized gains on municipal obligations	**1,398**	1,221
Unrealized losses on municipal obligations	**-**	(162)
Unrealized gains on corporate bonds	**863**	469
Unrealized losses on corporate bonds	**(64)**	(149)
Unrealized gains on stocks	**22,706**	40,575
Unrealized losses on stocks	**(719)**	(344)
	$29,922	$47,653

For the years ended December 31, gross realized gains and losses pertaining to the long-term investment securities were as follows (Dollars in thousands):

	2001	2001		2000	2000	
	Total Sale Proceeds	**Gross Realized**		Total Sale Proceeds	Gross Realized	
		Gain	**Loss**		Gain	Loss
Decommissioning	**$255,941**	**$22,358**	**$(1,600)**	$202,879	$4,555	$(3,702)
Spent fuel disposal	**$169,746**	**$2,259**	**$(1,230)**	$188,061	$591	$(409)

Maturities of short-term obligations, bonds and notes (face amount) at December 31, are as follows (Dollars in thousands):

	2001	2001	2000	2000
	Decommissioning Trust	**Disposal Fee Defeasance Trust**	Decommissioning Trust	Disposal Fee Defeasance Trust
Within one year	**$ 1,814**	**$33,680**	$ -	$37,255
One to five years	**52,688**	**61,155**	36,963	52,631
Five to ten years	**65,983**	**9,489**	49,443	4,346
Over ten years	**73,481**	**5,509**	85,850	15,908
	$193,966	**$109,833**	$172,256	$110,140

NOTE 7. Debt Obligations

A summary of debt obligations at December 31, is as follows (Dollars in thousands):

	2001	2000
Current maturities of long-term debt:		
First mortgage bonds: Series I sinking fund requirement	**$ 5,418**	$ 5,418
Commercial Paper - Eurodollar Credit Agreement	**-**	30,975
Total debt maturing within one year	**$5,418**	$36,393
Long-term obligations (excluding current maturities):		
First mortgage bonds: Series I - 6.48% due 2009	**$54,173**	$59,591

The first mortgage bonds are issued under, have the terms and provisions set forth in, and are secured by an Indenture of Mortgage dated as of October 1, 1970 between the Company and the Trustee, as modified and supplemented by thirteen supplemental indentures. All bonds are secured by a first lien on utility plant, exclusive of nuclear fuel, and a pledge of the Power Contracts and the Additional Power Contracts (except for fuel payments) and the Capital Funds Agreements with Sponsors.

In November 1993, the Company issued $75.8 million of Series I, first mortgage bonds stated to mature on November 1, 2009. The Company applied the proceeds of the bond issuance principally to retire the remaining Series D, Series E, Series F, Series G and Series H first mortgage bonds including call premiums totaling $3.7 million. Annual cash sinking fund requirements for the Series I first mortgage bonds of $5.4 million began in November 1999. The Company has classified the sinking fund requirements of November 2002 as a current liability at December 31, 2001.

The Company's $75.0 million Eurodollar Credit Agreement expired on August 13, 2001 and was not renewed. In its place, the Company signed a one-year $50.0 million Secured Credit Agreement which expires on August 12, 2002. Under this agreement, payment is secured by a pledge of nuclear fuel payments under the Power Contracts and Capital Funds Agreements and by a second mortgage on the Company's generating facility . The Company expects that, if necessary, either the current agreement will be extended or another credit agreement will be put in place by the expiration date. Since neither has occurred by the issuance of these financial statements, the Company has classified this debt as a current liability at December 31, 2001. The Company issued commercial paper under the Eurodollar Credit Agreement with weighted average interest rates of 5.24% for 2001 and 6.39% for 2000 and borrowed funds under the Secured Credit Agreement with a weighted average interest rate of 3.81% for 2001. Borrowings under the Secured Credit Agreement were $27.0 million at December 31, 2001 and were $31.0 million under the Eurodollar Credit Agreement at December 31, 2000.

The Company also had available lines of credit of $5.5 million at December 31, 2001 and $3.0 million at December 31, 2000. The maximum amount of short-term borrowings outstanding at any month-end was approximately $3.0 million for 2001 and $3.0 million for 2000. The average daily amount of short-term borrowings outstanding was approximately $0.5 million for 2001 and $0.3 million for 2000 with weighted average interest rates of 6.88% in 2001 and 7.93% in 2000. The Company had borrowings of $0.5 million under the line of credit as of December 31, 2001.

NOTE 8. Disclosures About the Fair Value of Financial Instruments

The carrying amounts for cash and temporary investments, trade receivables, accounts receivable from Sponsors, accounts payable, accrued liabilities and debt maturing within one year approximate their fair values because of the short maturity of these instruments. Long term funds are carried at fair market value which are estimated based on quoted market prices for these or similar investments. The fair values of each of the Company's long-term debt instruments are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair value of the Company's financial instruments as of December 31, are summarized as follows (Dollars in thousands):

	2001		**2000**	
	Cost Amount	**Estimated Fair Value**	Cost Amount	Estimated Fair Value
Decommissioning Trust	**$268,810**	**$297,059**	$235,075	$281,704
Spent Fuel Disposal Trust	**114,841**	**116,514**	108,215	109,239
Long-term debt	**54,173**	**54,647**	59,591	57,261
Spent fuel disposal fee and accrued interest	**120,068**	**120,068**	115,351	115,351

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 9. Spent Fuel Disposal

Under the Nuclear Waste Policy Act of 1982, DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. The Company, as required by that Act, has signed a contract with DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from its nuclear generation station beginning no later than January 31, 1998. This delivery schedule has not been met and is expected to be delayed significantly. It is not certain when DOE will accept spent nuclear fuel and high-level radioactive waste from the Company and other owners of nuclear power plants, although DOE has stated that the earliest would be 2010. These delays by DOE have caused the Company to consider other costly alternatives for storing high-level waste.

The Company has primary responsibility for the interim storage of its spent nuclear fuel. The plant is currently able to operate with the ability to discharge the entire reactor core to the spent fuel storage pool through the year 2008 refueling outage. The Company is also investigating other options for additional storage capacity beyond the year 2008.

Various legal proceedings have been filed by the owners and operators of nuclear power plants and by states and state regulatory agencies against DOE and the federal government to enforce the DOE's obligation to dispose of spent nuclear fuel and seeking damages resulting from DOE's breach of those obligations. In addition, legislation has been introduced in Congress over the past several years to assure that DOE carries out its obligations and to protect the funds paid to the government by utilities and their customers that were intended to pay for the disposal of utilities' spent nuclear fuel.

In July, 1996, the U.S. Court of Appeals for the District of Columbia Circuit ruled that DOE had an unconditional obligation to begin disposing of the utilities' spent nuclear fuel by January 31, 1998, and that the absence of a DOE interim storage facility did not excuse DOE from that obligation. In November, 1997, the same Court in ruling on a petition brought by thirty six utilities, including the Company, reaffirmed the 1996 ruling but declined to order DOE to accept spent nuclear fuel, saying that the utilities had another potentially adequate remedy under their DOE contracts.

After the January 1998 deadline passed without compliance by DOE with its contractual and statutory obligation, forty one utilities, including the Company, and sixty states and state regulatory commissions, petitioned the same Court to compel DOE to act. In orders issued in May 1998 and July 1998, the Court declined to order DOE to act and again directed the utilities to pursue relief in accordance with their DOE contracts. In November 1998, the U.S. Supreme Court denied petitions by the Government and by the states and state agencies to review the lower Court's decisions.

Beginning in February 1998, a series of lawsuits have been filed with the U.S. Court of Federal Claims seeking damages from the Government for DOE's breach of its obligation to begin disposing of the utilities' spent fuel by the 1998 deadline. In October and November 1998, the Court granted summary judgment in favor of Yankee Atomic Electric Company, Connecticut Yankee Power Company and Maine Yankee Atomic Power Company (collectively "Yankee") as to DOE's liability for its breach of the 1998 obligation. The Court rejected the Government's argument that the utilities must first bring claims for damages to the DOE Contracting Officer. In April 1999, another judge of the U.S. Court of Federal Claims, in a case brought by Northern States Power Company, reached the opposite conclusion, ruling that the utility could not sue for breach of contract damages in the Court but must rather submit a claim for equitable adjustment with the DOE Contracting Officer.

On August 31, 2000, the U.S. Court of Appeals for the Federal Circuit decided appeals from both Yankee and Northern States cases, ruling that the utilities were entitled to sue in the U.S. Court of Federal Claims for breach of contract damages and need not first submit equitable adjustment claims to the DOE Contracting Officer.

A "discovery judge" has been designated in all except the Yankee cases and one other case and discovery is underway in all except the latter case, although the discovery judge suspended discovery in November 2001, and then revoked the suspension in January 2002. The Government has moved to reinstate the suspension.

In all the cases, the Government has filed motions for partial summary judgment regarding the rate of spent nuclear fuel acceptance and on the issue of Greater Than Class C Radioactive Waste. The Government has also filed motions to dismiss takings and illegal exaction claims in those cases which include such claims. In the Yankee cases, the Government is currently obligated to submit its pretrial filings by February 8, 2002. The Yankee plaintiffs submitted their pretrial filings in June 1999.

On July 19, 2000, DOE entered into a settlement agreement with PECO Energy Company ("PECO") allowing PECO to take credits against payments into the Nuclear Waste Fund to offset certain spent fuel storage costs which PECO had incurred because of DOE's failure to meet its 1998 obligation. Alabama Power Company and a number of other utilities have initiated a challenge in the U.S. Court of Appeals for the Eleventh Circuit to DOE's attempt to use Nuclear Waste Fund credits to offset potential spent fuel damages claims.

The DOE contract obligates the Company to pay a one-time fee of approximately $39.3 million for disposal costs for all spent fuel discharged through April 6, 1983, and a fee payable quarterly equal to one mill per kilowatt-hour of nuclear generated and sold electricity after April 6, 1983. Although the $39.3 million for the one-time fee has been collected from the Sponsors in rates, the Company has elected to defer payment to DOE as permitted by the DOE contract. The fee plus accrued interest must be paid no later than the first delivery of spent fuel to DOE. Interest accrues on the unpaid obligation based on the thirteen-week Treasury Bill rate and is compounded quarterly. Through 2001, the Company has accumulated $116.5 million in an irrevocable trust to be used exclusively for meeting this obligation ($120.1 million including accrued interest) at some future date, provided the DOE complies with the terms of the aforementioned contract.

NOTE 10. Taxes on Income

The Company uses the liability method of accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities ("temporary differences").

For certain items, the Company's allowed rates have recognized income tax expense on a different method. As a result, the Company has recognized net liabilities to Sponsors of $3.6 million as of December 31, 2001 and $4.0 million as of December 31, 2000 representing taxes collected from them in excess of amounts that would have been recorded under the liability method. These amounts will be systematically returned to Sponsors by reducing future power bills.

The components of income tax expense for the years ended December 31, are as follows (Dollars in thousands):

	2001	2000	1999
Taxes on operating income:			
Current federal income tax	**$7,358**	$8,740	$6,841
Deferred federal income tax	**(6,421)**	(8,099)	(5,494)
Current state income tax	**2,397**	2,649	2,031
Deferred state income tax	**(754)**	(593)	(930)
Investment tax credit adjustment	**(353)**	(666)	(545)
	2,227	2,031	1,903
Taxes on other income:			
Current federal income tax	**2,389**	2,104	1,606
Current state income tax	**450**	153	63
	2,839	2,257	1,669
Total income taxes	**$5,066**	$4,288	$3,572

The Company's effective income tax rates differed from the federal statutory rate of 35% for the years ended December 31, as follows:

	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**12.2**	13.2	7.5
Investment credit	**(3.2)**	(6.1)	(5.4)
Book depreciation in excess of tax basis	**1.3**	1.3	2.1
Flowback of excess deferred taxes	**(2.0)**	(2.1)	(2.6)
Other	**2.0**	(1.9)	(1.0)
	45.3%	39.4%	35.6%

The significant components of deferred tax expense for the years ended December 31, are as follows (Dollars in thousands):

	2001	2000	1999
Decommissioning expense not currently deductible	**$(6,120)**	$(3,233)	$(1,844)
Tax depreciation (under) over financial statement depreciation	**(2,503)**	(2,157)	(3,226)
Asset sale cost deduction over (under) financial statement expense	**2,612**	(810)	(1,388)
Tax fuel amortization (under) over financial statement amortization	**(1,221)**	(936)	1,038
Tax loss on reacquisition of debt (under) over financial statement expense	**(75)**	(75)	(75)
Pension expense deduction (under) over financial statement expense	**(375)**	(252)	(627)
Postemployment benefits deduction over (under) financial statement expense	**111**	23	99
Materials and supplies deduction over (under) financial statement expense	**81**	(227)	(124)
Low-level waste deduction over (under) financial statement expense	**135**	(156)	327
Flowback and other change in excess deferred taxes	**(230)**	(223)	(264)
Other, net	**410**	(646)	(340)
	$(7,175)	$(8,692)	$(6,424)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below (Dollars in thousands):

	2001	2000
Deferred tax assets:		
Accumulated amortization of final nuclear core	**$5,280**	$4,914
Nuclear decommissioning liability	**24,173**	16,944
Regulatory liabilities	**2,565**	2,830
Accumulated deferred investment credit	**1,186**	1,332
Accumulated amortization of materials and supplies	**3,316**	3,127
Pension and retiree benefit liabilities	**5,590**	5,326
Accrued low-level waste disposal costs	**1,877**	2,012
Other	**2,968**	4,755
Total gross deferred tax assets	**46,955**	41,240
Less valuation allowance	**(5,648)**	(4,228)
Net deferred tax assets	**41,307**	37,012
Deferred tax liabilities:		
Plant and equipment	**(30,383)**	(33,507)
Other	**(3,640)**	(3,054)
Total gross deferred tax liabilities	**(34,023)**	(36,561)
Net deferred tax asset (liability)	**$7,284**	$451

The valuation allowance is primarily the result of a provision in Vermont tax law which limits refunds resulting from carrybacks of net operating losses.

NOTE 11. Supplemental Cash Flow Information

The following information supplements the cash flow information provided in the Statements of Cash Flows (Dollars in thousands):

Cash paid during the year for:	2001	2000	1999
Interest (net of amount capitalized)	**$5,649**	$6,362	$6,350
Income taxes	**$16,941**	$14,627	$13,174

NOTE 12. Pension, Post Retirement and Other Benefit Plans

The Company has two qualified defined benefit pension plans which together cover substantially all of its employees. The benefits provided under these plans are based on final average earnings, integrated with Social Security benefits. The Company also has a supplemental unfunded nonqualified pension plan for certain employees providing benefits based on final earnings. In addition, the Company has two postretirement welfare benefit plans providing healthcare and life insurance benefits to retired employees and their covered spouses.

The Company has two severance plans which together provide substantially all of its employees with continuing income and other benefits for a period of time in the event of a layoff. The individual benefits provided under these plans are based on the employee's final base salary and years of service with the Company. Since the benefits provided under these plans are event driven and no such event has occurred, the plans have had no impact on the results of operations or financial position of the Company.

The following tables reconcile the beginning and ending benefit obligation balances for the plans:

Pension plan benefits (aggregated)	2001	2000
Beginning of year benefit obligation	**$36,169**	$30,143
Service cost	**1,651**	1,639
Interest cost	**2,652**	2,350
Actuarial loss (gain)	**(1,167)**	2,885
Disbursements	**(951)**	(848)
Plan Amendments	**2,458**	-
End of year benefit obligation	**$40,812**	$36,169

Postretirement welfare plan benefits (aggregated)	2001	2000
Beginning of year benefit obligation	**$14,358**	$10,661
Service cost	**1,225**	902
Interest cost	**1,107**	833
Participant contributions	**15**	11
Actuarial loss (gain)	**(166)**	2,279
Disbursements	**(332)**	(328)
Plan Amendments	**-**	-
End of year benefit obligation	**$16,207**	$14,358

The following tables reconcile the beginning and ending fair value of assets for the plans:

Pension plan assets (aggregated)	2001	2000
Beginning of year fair value of assets	**$33,763**	$34,554
Actual return on assets	**904**	(17)
Company contributions	**302**	74
Disbursements	**(961)**	(848)
End of year fair value of assets	**$34,008**	$33,763

Postretirement welfare plan assets (aggregated)	2001	2000
Beginning of year fair value of assets	**$13,668**	$12,721
Actual return on assets	**(163)**	843
Company contributions	**424**	420
Disbursements (net)	**(332)**	(316)
End of year fair value of assets	**$13,597**	$13,668

Plan assets consist primarily of cash equivalent funds, fixed income securities and equity securities.

The following tables reconcile the funded status of the plans as of December 31:

Pension plans (aggregated)	2001	2000
Projected benefit obligation (PBO)	**$(40,812)**	$(36,169)
Fair value of assets (FVA)	**34,008**	33,763
PBO (in excess of) less than FVA	**(6,804)**	(2,406)
Unrecognized prior service cost	**3,058**	968
Unrecognized net transition obligation	**521**	584
Unrecognized actuarial loss (gain)	**(7,661)**	(9,112)
Net amount recognized	**$(10,886)**	$(9,966)

Amounts recognized in the balance sheets:		
Accrued benefit liability	**$(10,886)**	$(9,966)
Additional minimum liability	**(574)**	(155)
Intangible asset	**574**	155
Net amount recognized	**$(10,886)**	$(9,966)

Postretirement welfare plans (aggregated)	**2001**	**2000**
Accumulated postretirement benefit obligation (APBO)	**$(16,207)**	$(14,358)
Fair value of assets (FVA)	**13,597**	13,668
APBO less than (in excess of) FVA	**(2,610)**	(690)
Unrecognized net transition obligation	**5,412**	5,953
Unrecognized actuarial loss (gain)	**(3,954)**	(5,316)
Net amount recognized	**$(1,152)**	$(53)

Amounts recognized in the balance sheets:		
Prepaid benefit cost	**$1,364**	$1,555
Accrued benefit liability	**(2,516)**	(1,608)
Net amount recognized	**$(1,152)**	$(53)

Net periodic benefit costs recognized for the periods ended December 31 are as follows:

Pension benefits (aggregated)	**2001**	**2000**	**1999**
Service cost	**$1,651**	$1,639	$1,856
Interest cost	**2,652**	2,350	2,224
Expected return on assets	**(2,982)**	(2,782)	(2,463)
Net amortization:			
Prior service cost	**367**	100	100
Net actuarial loss (gain)	**(529)**	(602)	(253)
Net transition obligation	**63**	63	63
Total amortization	**(99)**	(439)	(90)
Loss (gain) recognized due to settlement/curtailment	**-**	-	-
Net periodic benefit cost	**$1,222**	$768	$1,527

Postretirement welfare benefits (aggregated)	**2001**	**2000**	**1999**
Service cost	**$1,225**	$902	$1,046
Interest cost	**1,107**	833	768
Expected return on assets	**(1,006)**	(948)	(914)
Net amortization:			
Net actuarial loss (gain)	**(359)**	(664)	(580)
Net transition obligation	**541**	541	541
Total amortization	**182**	(123)	(39)
Net periodic benefit cost	**$1,508**	$664	$861

The following weighted average assumptions were used as of December 31:

	2001	2000	1999
Discount rate	**7.25%**	7.25%	7.50%
Compensation scale	**4.50%**	4.50%	4.00%
Expected return on assets:			
Management VEBA (post-tax)	**6.00%**	6.00%	6.00%
All other plan assets	**8.50%**	8.50%	8.50%

For measurement purposes, a 7.5% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 6.5% for 2003, 5.5% for 2004 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects on the information for the postretirement welfare plans:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$398	$(324)
Effect on accumulated postretirement benefit obligation	$2,518	$(2,072)

NOTE 13. Lease Commitments

The Company leases equipment and systems under noncancelable operating leases. Charges against income for leases were approximately $5.2 million in 2001, $5.2 million in 2000 and $7.2 million in 1999.

Minimum future lease payments as of December 31, 2001 are as follows (Dollars in thousands):

Fiscal years ended	Annual Leases
2002	$ 5,194
2003	4,618
2004	4,618
2005	2,309
Thereafter	0

Included in the above lease payments is the cost of low pressure turbines constructed by General Electric Corporation valued at approximately $30.8 million including installation costs when installed in 1995. Under the lease agreement which commenced on July 1, 1995, the Company will make 120 monthly payments of $384,834.

NOTE 14. Commitments and Contingencies

(a) Low-level Waste

In 1998, the U.S. Congress approved the tri-state compact between Vermont, Texas and Maine to site a facility in Texas for the disposal of low-level radioactive waste. Also in 1998, the proposed Texas low-level waste disposal site in Hudspeth County was rejected because of geological and socioeconomic concerns. Various parties have proposed alternative sites in Texas. Because of delays in the ratification and siting processes, the Company cannot predict when a facility in Texas will be licensed and built. However, it is unlikely that waste disposal under the compact will begin prior to 2003. The Company has been disposing of low-level waste at other active sites and currently has the capacity to store all of its low-level waste on site until the year 2007. If the Texas facility is not available by that date, other options will continue to be pursued.

Under the terms of the compact and related Vermont Statutes, Vermont will pay Texas, and in turn assess in-state generators of low level waste up to $27.5 million to site, license and construct the disposal facility. The Governors of the three States participating in the compact have agreed that any required payment under the compact will be deferred until a site is selected and a facility is licensed. The Company has received approval from FERC to recover the cost of this compact from Sponsors over the remaining license life of the Plant, commencing with the first payment to Texas.

The Company has recorded a non-current liability of $23.1 million to recognize the $27.5 million compact fund requirements less the remaining fund balance from the State of Vermont, and a corresponding deferred debit of $25.7 million which represents the total amount to be included in future billings to Sponsors under the Power Contracts. The deferred debit and deferred credit amounts have both decreased by $0.1 million from the amounts reflected in 2000 as a result of earnings on the State of Vermont fund balance.

(b) Nuclear Fuel

The Company has several "requirements based" contracts for the four components (uranium, conversion, enrichment and fabrication) used to produce nuclear fuel. These contracts are executed only if the need or requirement for fuel arises. Under these contracts, any disruption of operating activity would allow the Company to cancel or postpone deliveries until actually required. The contracts extend through various time periods and contain clauses to allow the Company the option to extend the agreements. Negotiation of new contracts and re-negotiation of existing contracts routinely occurs, often focusing on one of the four components at a time. The cost of the 2001 reload was approximately $16 million and the cost of the 2002 reload is estimated to be approximately $23 million. Future reload costs will depend on market and contract prices.

(c) Insurance

The Price-Anderson Act currently sets the statutory limit for nuclear liability from a single incident at a nuclear power plant to $9.5 billion. Any damages beyond $9.5 billion are provided for under the Price-Andersen Act, but subject to Congressional approval. The first $200 million of nuclear liability coverage is the maximum provided by private insurance. The Secondary Financial Protection program is a retrospective insurance plan providing additional coverage up to $9.3 billion per incident by assessing each of the 106 reactor units that are currently subject to the Program in the United States a retrospective premium of up to $88.1 million per unit per incident, limited to a maximum assessment of $10 million per incident per nuclear unit in any one year. The maximum assessment is adjusted at least every five years to reflect inflationary changes.

The Price-Anderson Act has been renewed three times since it was first enacted in 1957. The Act is set to expire in August 2002 and Congress is currently considering reauthorization of this legislation.

The above insurance now covers all workers employed at nuclear facilities for bodily injury claims. The Company had previously purchased a Master Worker insurance policy with limits of $200 million with one automatic reinstatement of policy limits to cover workers employed on or after January 1, 1988. Vermont Yankee no longer participates in this retrospectively based worker policy and has replaced this policy with the guaranteed cost coverage mentioned above. The Company does however retain a potential obligation for retrospective adjustments due to past operations of several smaller facilities that did not join the new program. These exposures will cease to exist no later than December 31, 2007. Vermont Yankee's maximum retrospective obligation remains at $3.1 million. The Secondary Financial Protection layer, as referenced above, would be in excess of the Master Worker policy.

Insurance has been purchased from Nuclear Electric Insurance Limited ("NEIL") to cover the costs of property damage, decontamination or premature decommissioning resulting from an incident. All companies insured with NEIL are subject to retroactive assessments if so determined by the Board of NEIL due to losses. The maximum potential assessment against the Company with respect to NEIL losses arising during the current policy year is $16.2 million. The Company's liability for the retrospective premium adjustment for any policy year ceases six years after the end of that policy year unless prior demand has been made.

(d) Industry Restructuring and Other Regulatory Developments

The electric utility industry has been in a period of potential transition which may result in a shift away from cost of service and return on equity based rates to market based rates. Most states in which the Company's Sponsors operate have explored or, in some cases, have implemented plans to bring greater competition, customer choice, and market influence to the industry while retaining the benefits associated with the current regulatory system.

The Company cannot predict what effect these restructuring plans will have on the Company or its Sponsors. It is possible, however, that these restructuring orders or other regulatory actions could have a material adverse effect on the Sponsors, which could, in turn, have a material adverse effect on the Company.

NOTE 15. New Accounting Principles

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (ARO's). Effective for fiscal years beginning after June 15, 2002, ARO's must be recognized as a liability and measured at fair value. The liability will be recognized when the obligation is incurred which, in many cases, will be when the long-lived asset is placed in service. Costs associated with recognizing an ARO will be capitalized as part of the related long-lived asset and amortized on a systematic and rational basis over its useful life as depreciation expense. Additionally, because the ARO is initially recorded at fair value (discounted), accretion expense will be recognized each period as an operating expense.

The new rules apply to all companies that incur legal obligations to retire tangible long-live assets, such as the obligation for decommissioning a nuclear power plant. The Company will have to convert to the new standard, recognizing the resulting change in its decommissioning obligation via a cumulative effect adjustment at adoption. See Note 4 for further explanation.

Board of Directors

ROSS P. BARKHURST
President and Chief Executive Officer
Vermont Yankee Nuclear Power Corporation
Brattleboro, VT

NANCY R. BROCK
Chief Financial Officer
Green Mountain Power Corporation
Colchester, VT

KENT R. BROWN
Senior Vice President, Engineering & Operations
Central Vermont Public Service Corporation
Rutland, VT

CHRISTOPHER L. DUTTON
President and Chief Executive Officer
Green Mountain Power Corporation
Colchester, VT

TED C. FEIGENBAUM
Exec. Vice President and Chief Nuclear Officer
North Atlantic Energy Service Corporation
Seabrook, NH

FREDERIC E. GREENMAN
Former Vice President and General Counsel
New England Power Company
Westborough, MA

JAMES J. KEANE
Former Vice President, Energy Supply & Engineering Services
COM Electric Company
Wareham, MA (1)

JOHN B. KEANE
Vice President of Administration
Northeast Utilities
Hartford, CT

ROBERT H. MARTIN
Director of Energy Supply
NSTAR
Boston, MA (2)

MARY ALICE McKENZIE
Vice President of Employee & Community Relations
Vermont State Colleges
Waterbury, VT
Director
Central Vermont Public Service Corporation
Rutland, VT

GERALD C. POULIN
Former Chief Operating Officer for Energy Services
Central Maine Power Company
Augusta, ME

ROBERT G. POWDERLY
Vice President
National Grid USA
Westborough, MA

TERRY L. SCHWENNESEN
Vice President of Generation Investments
New England Power Company
Westborough, MA

ROBERT H. YOUNG
Chairman
Vermont Yankee Nuclear Power Corporation
Brattleboro, VT
President and Chief Executive Officer
Central Vermont Public Service Corporation
Rutland, VT

(1) Resigned February 28, 2001
(2) Elected February 28, 2001

Officers

ROBERT H. YOUNG
Chairman

ROSS P. BARKHURST
President and Chief Executive Officer

MICHAEL A. BALDUZZI
Senior Vice President, Chief Nuclear Officer

BRUCE W. WIGGETT
Senior Vice President of Finance and Administration, Treasurer

DON M. LEACH
Vice President, Engineering

JOHN J. BOGUSLAWSKI
Controller and Secretary

NANCY S. MALMQUIST, Esq.
Assistant Secretary

Vermont Yankee Nuclear Power Corporation
185 Old Ferry Road
P. O. Box 7002
Brattleboro, Vermont 05302-7002

A.6.b

THIS FILING IS (CHECK ONE BOX FOR EACH ITEM)	
Item 1: [X] An Initial (Original) Submission	OR [ ] Resubmission No. ____
Item 2: [ ] An Original Signed Form	OR [X] Conformed Copy

Form Approved
OMB No. 1902-0021
(Expires 3/31/2005)

FERC Form No. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHERS

This report is mandatory under the Federal Power Act, Sections 3, 4(a), 304 and 309, and 18 CFR 141.1. Failure to report may result in criminal fines, civil penalties and other sanctions as provided by law. The Federal Energy Regulatory Commission does not consider this report to be of a confidential nature.

Exact Legal Name of Respondent (Company)	Year of Report
Vermont Yankee Nuclear Power Corporation	Dec. 31, 2001

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Vermont Yankee Nuclear Power Corporation:

We have audited the balance sheets of Vermont Yankee Nuclear Power Corporation as of December 31, 2001 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended, included on pages 110 through 123 of the accompanying Federal Energy Regulatory Commission Form 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Yankee Nuclear Power Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States. Also, in our opinion, the information presented in the financial statements referred to above is presented fairly, in all material respects, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

Arthur Andersen LLP

Boston, Massachusetts
January 24, 2002

10743.doc

INSTRUCTIONS FOR FILING THE FERC FORM NO. 1

GENERAL INFORMATION

I. Purpose

This form is a regulatory support requirement (18 CFR 141.1). It is designed to collect financial and operational information from major electric utilities, Licensees and others subject to the jurisdiction of the Federal Energy Regulatory Commission. This report is also secondarily considered to be a nonconfidential public use form supporting a statistical publication (Financial Statistics of Selected Electric Utilities), published by the Energy Information Administration.

II. Who Must Submit

Each major electric utility, licensee, or other, as classified in the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of The Federal Power Act (18 CFR 101), must submit this form.

Note: Major means having, in each of the three previous calendar years, sales or transmission service that exceeds one of the following:

(1) one million megawatt hours of total annual sales,
(2) 100 megawatt hours of annual sales for resale,
(3) 500 megawatt hours of annual power exchanges delivered, or
(4) 500 megawatt hours of annual wheeling for others (deliveries plus Losses).

III. What and Where to Submit

(a) Submit this form electronically through the Form 1 Submission Software and an original and six (6) conformed paper copies, properly filed in and attested, to:

Office of the Secretary
Federal Energy Regulatory Commission
888 First Street, NE.
Room 1A
Washington, DC 20426

Retain one copy of this report for your files.

Include with the original and each conformed paper copy of this form the subscription statement required by 18 C.F.R. 385.2011(c)(5). Paragraph (c)(5) of 18 C.F.R. 385.2011 requires each respondent submitting data electronically to file a subscription stating that the paper copies contain the same information as the electronic filing, that the signer knows the contents of the paper copies and electronic filing, and that the contents as stated in the copies and electronic filing are true to the best knowledge and belief of the signer.

(b) Submit, immediately upon publication, four (4) copies of the Latest annual report to stockholders and any annual financial or statistical report regularly prepared and distributed to bondholders, security analysts, or industry associations. (Do not include monthly and quarterly reports. Indicate by checking the appropriate box on Page 4, List of Schedules, if the reports to stockholders will be submitted or if no annual report to stockholders is prepared.) Mail these reports to:

Chief Accountant
Federal Energy Regulatory Commission
888 First Street, NE.
Washington, DC 20426

(c) For the CPA certification, submit with the original submission, or within 30 days after the filing date for this form, a Letter or report (not applicable to respondents classified as Class C or Class D prior to January 1, 1984):

(i) Attesting to the conformity, in all material aspects, of the below listed (schedules and) pages with the Commission's applicable Uniform Systems of Accounts (including applicable notes relating thereto and the Chief Accountant's published accounting releases), and

(ii) Signed by independent certified public accountants or an independent Licensed public accountant certified or Licensed by a regulatory authority of a State or other political subdivision of the U. S. (See 18 CFR 41.10-41.12 for specific qualifications.)

III. What and Where to Submit (Continued)

(c) Continued

Schedules	Reference Pages
Comparative Balance Sheet	110-113
Statement of Income	114-117
Statement of Retained Earnings	118-119
Statement of Cash Flows	120-121
Notes to Financial Statements	122-123

When accompanying this form, insert the Letter or report immediately following the cover sheet. When submitting after the filing date for this form, send the letter or report to the office of the Secretary at the address indicated at III (a).

Use the following format for the Letter or report unless unusual circumstances or conditions, explained in the Letter or report, demand that it be varied . Insert parenthetical phrases only when exceptions are reported.

In connection with our regular examination of the financial statements of ____________ for the year ended on which we have reported separately under date of ____________. We have also reviewed schedules ______________________________________ of FERC Form No. 1 for the year filed with the Federal Energy Regulatory Commission, for conformity in all material respects with the requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases. Our review for this purpose included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Based on our review, in our opinion the accompanying schedules identified in the preceding paragraph (except as noted below) conform in all material respects with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.

State in the letter or report, which, if any, of the pages above do not conform to the Commission's requirements. Describe the discrepancies that exist.

(d) Federal, State and Local Governments and other authorized users may obtain additional blank copies to meet their requirements free of charge from:

Public Reference and Files Maintenance Branch
Federal Energy Regulatory Commission
888 First Street, NE. Room 2A ES-1
Washington, DC 20426
(202) 208-2474

IV. When to Submit

Submit this report form on or before April 30th of the year following the year covered by this report.

V. Where to Send Comments on Public Reporting Burden

The public reporting burden for this collection of information is estimated to average 1,217 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden, to the Federal Energy Regulatory Commission, 888 First Street N.E., Washington, DC 20426 (Attention: Mr. Michael Miller, CI-1); and to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503 (Attention: Desk Officer for the Federal Energy Regulatory Commission). No person shall be subject to any penalty if this collection of information does not display a valid control number. (44 U.S.C. 3512(a)).

GENERAL INSTRUCTIONS

I. Prepare this report in conformity with the Uniform System of Accounts (18 CFR 101) (U.S. of A.). Interpret all accounting words and phrases in accordance with the U. S. of A.

II. Enter in whole numbers (dollars or MWH) only, except where otherwise noted. (Enter cents for averages and figures per unit where cents are important. The truncating of cents is allowed except on the four basic financial statements where rounding is required.) The amounts shown on all supporting pages must agree with the amounts entered on the statements that they support. When applying thresholds to determine significance for reporting purposes, use for balance sheet accounts the balances at the end of the current reporting year, and use for statement of income accounts the current year's amounts.

III. Complete each question fully and accurately, even if it has been answered in a previous annual report. Enter the word "None" where it truly and completely states the fact.

IV. For any page(s) that is not applicable to the respondent, omit the page(s) and enter "NA," "NONE," or "Not Applicable" in column (d) on the List of Schedules, pages 2, 3, and 4.

V. Enter the month, day, and year for all dates. Use customary abbreviations. The "Date of Report" included in the header of each page is to be completed only for resubmissions (see VII. below). The date of the resubmission must be reported in the header for all form pages, whether or not they are changed from the previous filing.

VI. Generally, except for certain schedules, all numbers, whether they are expected to be debits or credits, must be reported as positive. Numbers having a sign that is different from the expected sign must be reported by enclosing the numbers in parentheses.

VII. For any resubmissions, submit the electronic filing using the Form 1 Submission Software and an original and six (6) conformed paper copies of the entire form, as well as the appropriate number of copies of the subscription statement indicated at instruction III (a). Resubmissions must be numbered sequentially on the cover page of the paper copies of the form. In addition, the cover page of each paper copy must indicate that the filing is a resubmission. Send the resubmissions to the address indicated at instruction III (a).

VIII. Do not make references to reports of previous years or to other reports in lieu of required entries, except as specifically authorized.

IX. Wherever (schedule) pages refer to figures from a previous year, the figures reported must be based upon those shown by the annual report of the previous year, or an appropriate explanation given as to why the different figures were used.

DEFINITIONS

I. Commission Authorization (Comm. Auth.) -- The authorization of the Federal Energy Regulatory Commission, or any other Commission. Name the commission whose authorization was obtained and give date of the authorization.

II. Respondent -- The person, corporation, licensee, agency, authority, or other Legal entity or instrumentality in whose behalf the report is made.

EXCERPTS FROM THE LAW

Federal Power Act, 16 U.S.C. 791a-825r)

"Sec. 3. The words defined in this section shall have the following meanings for purposes of this Act, to wit: ...(3) "Corporation" means any corporation, joint-stock company, partnership, association, business trust, organized group of persons, whether incorporated or not, or a receiver or receivers, trustee or trustees of any of the foregoing. It shalt not include 'municipalities, as hereinafter defined;

(4) "Person" means an individual or a corporation;

(5) "Licensee" means any person, State, or municipality Licensed under the provisions of section 4 of this Act, and any assignee or successor in interest thereof;

(7) "Municipality" means a city, county, irrigation district, drainage district, or other political subdivision or agency of a State competent under the Laws thereof to carry an the business of developing, transmitting, unitizing, or distributing power;..."

(11) "Project" means a complete unit of improvement or development, consisting of a power house, all water conduits, all dams and appurtenant works and structures (including navigation structures) which are a part of said unit, and all storage, diverting, or forebay reservoirs directly connected therewith, the primary line or Lines transmitting power therefrom to the point of junction with the distribution system or with the interconnected primary transmission system, all miscellaneous structures used and useful in connection with said unit or any part thereof, and all water rights, rights-of-way, ditches, dams, reservoirs, Lands, or interest in Lands the use and occupancy of which are necessary or appropriate in the maintenance and operation of such unit;

"Sec. 4. The Commission is hereby authorized and empowered:

(a) To make investigations and to collect and record data concerning the utilization of the water 'resources of any region to be developed, the water-power industry and its relation to other industries and to interstate or foreign commerce, and concerning the location, capacity, development costs, and relation to markets of power sites; ... to the extent the Commission may deem necessary or useful for the purposes of this Act."

"Sec. 304. (a) Every Licensee and every public utility shall file with the Commission such annual and other periodic or special reports as the Commission may be rules and regulations or other prescribe as necessary or appropriate to assist the Commission in the proper administration of this Act. The Commission my prescribe the manner and form in which such reports shalt be made, and require from such persons specific answers to all questions upon which the Commission may need information. The Commission may require that such reports shall include, among other things, full information as to assets and Liabilities, capitalization, net investment, and reduction thereof, gross receipts, interest due and paid, depreciation, and other reserves, cost of project and other facilities, cost of maintenance and operation of the project and other facilities, cost of renewals and replacement of the project works and other facilities, depreciation, generation, transmission, distribution, delivery, use, and sale of electric energy. The Commission may require any such person to make adequate provision for currently determining such costs and other facts. Such reports shall be made under oath unless the Commission otherwise specifies."

"Sec. 309. The Commission shall have power to perform any and all acts, and to prescribe, issue, make, and rescind such orders, rules and regulations as it may find necessary or appropriate to carry out the provisions of this Act. Among other things, such rules and regulations may define accounting, technical, and trade terms used in this Act; and may prescribe the form or forms of all statements, declarations, applications, and reports to be filed with the Commission, the information which they shall contain, and the time within which they shall be filed..."

General Penalties

"Sec. 315. (a) Any licensee or public utility which willfully fails, within the time prescribed by the Commission, to comply with any order of the Commission, to file any report required under this Act or any rule or regulation of the Commission thereunder, to submit any information of document required by the Commission in the course of an investigation conducted under this Act ... shall forfeit to the United States an amount not exceeding $1,000 to be fixed by the Commission after notice and opportunity for hearing..."

FERC FORM NO. 1:
ANNUAL REPORT OF MAJOR ELECTRIC UTILITIES, LICENSEES AND OTHER

IDENTIFICATION

01 Exact Legal Name of Respondent	02 Year of Report
Vermont Yankee Nuclear Power Corporation	Dec. 31, 2001

03 Previous Name and Date of Change *(if name changed during year)*

/ /

04 Address of Principal Office at End of Year *(Street, City, State, Zip Code)*

185 Old Ferry Road P.O. Box 7002, Brattleboro, Vermont, 05302-7002

05 Name of Contact Person	06 Title of Contact Person
John J. Boguslawski	Controller

07 Address of Contact Person *(Street, City, State, Zip Code)*

185 Old Ferry Road P.O. Box 7002, Brattleboro, Vermont, 05302-7002

08 Telephone of Contact Person, *Including Area Code*	09 This Report Is	10 Date of Report *(Mo, Da, Yr)*
(802) 257-5271	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002

ATTESTATION

The undersigned officer certifies that he/she has examined the accompanying report: that to the best of his/her knowledge, information, and belief, all statements of fact contained in the accompanying report are true and the accompanying report is a correct statement of the business and affairs of the above named respondent in respect to each and every matter set forth therein during the period from and including January 1 to and including December 31 of the year of the report.

01 Name	03 Signature	04 Date Signed *(Mo, Da, Yr)*
Bruce W. Wiggett	Bruce W. Wiggett	04/17/2002
02 Title		
SR. V.P. Finance and Administration		

Title 18, U.S.C. 1001 makes it a crime for any person to knowingly and willingly to make to any Agency or Department of the United States any false, fictitious or fraudulent statements as to any matter within its jurisdiction.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
1	General Information	101	
2	Control Over Respondent	102	
3	Corporations Controlled by Respondent	103	
4	Officers	104	
5	Directors	105	
6	Security Holders and Voting Powers	106-107	
7	Important Changes During the Year	108-109	
8	Comparative Balance Sheet	110-113	
9	Statement of Income for the Year	114-117	
10	Statement of Retained Earnings for the Year	118-119	
11	Statement of Cash Flows	120-121	
12	Notes to Financial Statements	122-123	
13	Summary of Utility Plant & Accumulated Provisions for Dep, Amort & Dep	200-201	
14	Nuclear Fuel Materials	202-203	
15	Electric Plant in Service	204-207	
16	Electric Plant Leased to Others	213	Not Applicable
17	Electric Plant Held for Future Use	214	Not Applicable
18	Construction Work in Progress-Electric	216	
19	Construction Overheads-Electric	217	
20	General Description of Construction Overhead Procedure	218	
21	Accumulated Provision for Depreciation of Electric Utility Plant	219	
22	Nonutility Property	221	
23	Investment of Subsidiary Companies	224-225	Not Applicable
24	Materials and Supplies	227	
25	Allowances	228-229	Not Applicable
26	Extraordinary Property Losses	230	Not Applicable
27	Unrecovered Plant and Regulatory Study Costs	230	
28	Other Regulatory Assets	232	
29	Miscellaneous Deferred Debits	233	
30	Accumulated Deferred Income Taxes	234	
31	Capital Stock	250-251	
32	Cap Stk Sub, Cap Stk Liab for Con, Prem Cap Stk & Inst Recd Cap Stk	252	
33	Other Paid-in Capital	253	
34	Discount on Capital Stock	254	Not Applicable
35	Capital Stock Expense	254	
36	Long-Term Debit	256-257	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
37	Reconciliation of Reported Net Income with Taxable Inc for Fed Inc Tax	261	
38	Taxes Accrued, Prepaid and Charged During the Year	262-263	
39	Accumulated Deferred Investment Tax Credits	266-267	
40	Other Deferred Credits	269	
41	Accumulated Deferred Income Taxes-Accelerated Amortization Property	272-273	Not Applicable
42	Accumulated Deferred Income Taxes-Other Property	274-275	
43	Accumulated Deferred Income Taxes-Other	276-277	
44	Other Regulatory Liabilities	278	
45	Electric Operating Revenues	300-301	
46	Sales of Electricity by Rate Schedules	304	Not Applicable
47	Sales for Resale	310-311	
48	Electric Operation and Maintenance Expenses	320-323	
49	Number of Electric Department Employees	323	
50	Purchased Power	326-327	Not Applicable
51	Transmission of Electricity for Others	328-330	Not Applicable
52	Transmission of Electricity by Others	332	Not Applicable
53	Miscellaneous General Expenses-Electric	335	
54	Depreciation and Amortization of Electric Plant	336-337	
55	Particulars Concerning Certain Income Deduction and Int Charges Accnts	340	
56	Regulatory Commission Expenses	350-351	
57	Research, Development and Demonstration Activities	352-353	Not Applicable
58	Distribution of Salaries and Wages	354-355	
59	Common Utility Plant and Expenses	356	Not Applicable
60	Electric Energy Account	401	
61	Monthly Peaks and Output	401	
62	Steam Electric Generating Plant Statistics (Large Plants)	402-403	
63	Hydroelectric Generating Plant Statistics (Large Plants)	406-407	Not Applicable
64	Pumped Storage Generating Plant Statistics (Large Plants)	408-409	Not Applicable
65	Generating Plant Statistics (Small Plants)	410-411	Not Applicable
66	Transmission Line Statistics	422-423	Not Applicable

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LIST OF SCHEDULES (Electric Utility) (continued)

Enter in column (c) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Line No.	Title of Schedule (a)	Reference Page No. (b)	Remarks (c)
67	Transmission Lines Added During Year	424-425	Not Applicable
68	Substations	426-427	Not Applicable
69	Electric Distribution Meters and Line Transformers	429	Not Applicable
70	Environmental Protection Facilities	430	
71	Environmental Protection Expenses	431	
72	Footnote Data	450	

Stockholders' Reports Check appropriate box:

[X] Four copies will be submitted

[ ] No annual report to stockholders is prepared

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

GENERAL INFORMATION

1. Provide name and title of officer having custody of the general corporate books of account and address of office where the general corporate books are kept, and address of office where any other corporate books of account are kept, if different from that where the general corporate books are kept.

Bruce W. Wiggett, Senior Vice President of Finance & Administration and Treasurer
Vermont Yankee Nuclear Power Corporation
185 Old Ferry Road P.O. Box 7002
Brattleboro, Vermont 05302-7002

2. Provide the name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

State of Vermont - August 4, 1966

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee, (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) date when possession by receiver or trustee ceased.

Not Applicable

4. State the classes or utility and other services furnished by respondent during the year in each State in which the respondent operated.

Vermont - Electric Utility

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) [ ] Yes...Enter the date when such independent accountant was initially engaged:
(2) [X] No

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or a combination of such organizations jointly held control over the repondent at the end of the year, state name of controlling corporation or organization, manner in which control was held, and extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state name of trustee(s), name of beneficiary or beneficiearies for whom trust was maintained, and purpose of the trust.

See Pages 106 and 107 for a listing of Security holders and voting powers.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of year, give particulars (details) in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Definitions
1. See the *Uniform System of Accounts for a definition of control.*
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1	None			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

OFFICERS

1. Report below the name, title and salary for each executive officer whose salary is $50,000 or more. An "executive officer" of a respondent includes its president, secretary, treasurer, and vice president in charge of a principal business unit, division or function (such as sales, administration or finance), and any other person who performs similar policy making functions.
2. If a change was made during the year in the incumbent of any position, show name and total remuneration of the previous incumbent, and the date the change in incumbency was made.

Line No.	Title (a)	Name of Officer (b)	Salary for Year (c)
1	Chairman	Robert H. Young	
2			
3	President and Chief Executive Officer	Ross P. Barkhurst	
4			
5	Sr. Vice President, Chief Nuclear Officer	Michael A. Balduzzi	
6			
7	Vice President, Engineering	Don M. Leach	
8			
9	Sr. Vice President, Finance & Admin. and Treasurer	Bruce W. Wiggett	
10			
11	Secretary & Controller	John J. Boguslawski	
12			
13	Assistant Secretary	Nancy S. Malmquist, Esq.	
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 104 Line No.: 1 Column: a

Robert Young is the Chairman of the Vermont Yankee Nuclear Power Corporation Board of Directors. He is the President and Chief Executive Officer of Central Vermont Public Service Corporation and as such is compensated by that company.

Schedule Page: 104 Line No.: 13 Column: a

Nancy S. Malmquist, Esq., is an employee of Downs, Rachlin & Martin and as such is compensated by that company.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DIRECTORS

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Include in column (a), abbreviated titles of the directors who are officers of the respondent.
2. Designate members of the Executive Committee by a triple asterisk and the Chairman of the Executive Committee by a double asterisk.

Line No.	Name (and Title) of Director (a)	Principal Business Address (b)
1	Ross P. Barkhurst, President and Chief Executive Officer	185 Old Ferry Road P.O. Box 7002
2	Vermont Yankee Nuclear Power Corporation	Brattleboro, Vermont
3		
4	Kent R. Brown, Senior Vice President, Engineering &	77 Grove Street
5	Operations, Central Vermont Public Service Corporation	Rutland, Vermont
6		
7	Christopher L. Dutton, President & Chief Executive	163 Acorn Lane
8	Officer, Green Mountain Power Corporation	Colchester, Vermont
9		
10	Ted C. Feigenbaum, Executive Vice President and Chief	P.O. Box 300
11	Nuclear Officer, North Atlantic Energy Service Corporation	Seabrook, New Hampshire
12		
13	Frederic E. Greenman, Former Vice President and General	25 Research Drive
14	Counsel, New England Power Company	Westborough, Massachusetts
15		
16	James J. Keane, Former Vice President, Energy Supply &	2421 Cranberry Highway
17	Engineering Services, COM Electric Company	Wareham, Massachusetts
18		
19	Robert H. Martin, Director of Energy Supply	P.O. Box 990228
20	NSTAR	Boston, Massachusetts
21		
22	John B. Keane, Vice President of Administration	P.O. Box 270
23	Northeast Utilities	Hartford, Connecticut
24		
25	Mary Alice McKenzie, Vice President of Employee &	P.O. Box 359
26	Community Relations, Vermont State Colleges	Waterbury, Vermont
27	Director, Central Vermont Public Service Corporation	
28		
29	Gerald C. Poulin, Former Chief Operating Officer for	64 Tallwood Drive
30	Energy Services, Central Maine Power Company	Readfield, Maine
31		
32	Robert H. Young, President and Chief Executive Officer,	77 Grove Street
33	Central Vermont Public Service Corporation	Rutland, Vermont
34	Chairman, Vermont Yankee Nuclear Power Corporation	
35		
36	Nancy R. Brock, Chief Financial Officer	163 Acorn Lane
37	Green Mountain Power Corporation	Colchester, Vermont
38		
39	Robert G. Powderly, Vice President	25 Research Drive
40	National Grid USA	Westborough, Massachusetts
41		
42	Terry L. Schwennesen, Vice President of Generation	25 Research Drive
43	Investments, New England Power Company	Westborough, Massachusetts
44		
45		
46		
47		
48		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 105 Line No.: 16 Column: a

James J. Keane resigned on February 28, 2001.

Schedule Page: 105 Line No.: 19 Column: a

Robert H. Martin was elected on February 28, 2001.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust(whether voting trust, etc.) duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a List of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.
2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights give other important particulars (details) concerning voting rights of such security. State whether voting right are actual or contingent; if contingent, describe the contingency.
3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in the determination of corporate action by any method explain briefly in a footnote.
4. Furnish particulars (details) concerning any options warrants, or rights outstanding at the end of the year others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or right the amount of such securities or assets so entitled to purchased by any officer, director, associated company, or of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the public where the options, warrants, or rights were issued prorata basis.

1. Give the date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy	3. Give the date and place of such meeting
Stock book was not closed in 2001	Total: 353,468 By Proxy: 353,468	Vermont Yankees Corporate Offices, 185 Old Ferry Road Brattleboro, Vermont

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of Votes as of (date): 05/23/2001 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	392,481	392,481		
5	TOTAL number of security holders	13	13		
6	TOTAL votes of security holders listed below	383,450	383,450		
7	Central Vermont Public Service Corp.	122,653	122,653		
8	77 Grove Street				
9	Rutland, VT 05701				
10					
11	New England Power Company	78,402	78,402		
12	25 Research Drive				
13	Westborough, MA 01582				
14					
15	Green Mountain Power Corporation	70,088	70,088		
16	163 Acorn Drive				
17	Colchester, VT 05446				
18					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19	The Connecticut Light and Power Company	37,242	37,242		
20	C/O Northeast Utilities				
21	P.O. Box 270				
22	Hartford, CT 06141				
23					
24	Central Maine Power Company	15,681	15,681		
25	41 Anthony Ave.				
26	Augusta, ME 04330				
27					
28	Public Service Company of New Hampshire	15,681	15,681		
29	C/O Northeast Utilities				
30	P.O. Box 270				
31	Hartford, CT 06141				
32					
33	Burlington Electric Department	14,301	14,301		
34	585 Pine Street				
35	Burlington, VT 05401				
36					
37	Cambridge Electric Light Company	9,801	9,801		
38	C/O NSTAR				
39	P.O. BOX 990228				
40	Boston, MA 02199-0228				
41					
42	Montaup Electric Company	9,801	9,801		
43	750 West Center Street				
44	West Bridgewater, MA 02379				
45					
46	Western Massachusetts Electric Company	9,800	9,800		
47	C/O Northeast Utilities				
48	P.O. Box 270				
49	Hartford, CT 06141				
50					
51					
52	See Footnote				
53					

Schedule Page: 106 Line No.: 52 Column: a

The holders of the Common Stock have the sole right to vote in the election of Directors and other matters requiring stockholder action.

There were no shares of Preferred Stock outstanding in 2001.

7,533 shares of Common Stock are held in Treasury.

BLANK PAGE

NEXT PAGE IS 108

Name of Respondent	This Report Is:	Date of Report	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

IMPORTANT CHANGES DURING THE YEAR

Give particulars (details) concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry should be answered. Enter "none," "not applicable," or "NA" where applicable. If information which answers an inquiry is given elsewhere in the report, make a reference to the schedule in which it appears.

1. Changes in and important additions to franchise rights: Describe the actual consideration given therefore and state from whom the franchise rights were acquired. If acquired without the payment of consideration, state that fact.
2. Acquisition of ownership in other companies by reorganization, merger, or consolidation with other companies: Give names of companies involved, particulars concerning the transactions, name of the Commission authorizing the transaction, and reference to Commission authorization.
3. Purchase or sale of an operating unit or system: Give a brief description of the property, and of the transactions relating thereto, and reference to Commission authorization, if any was required. Give date journal entries called for by the Uniform System of Accounts were submitted to the Commission.
4. Important leaseholds (other than leaseholds for natural gas lands) that have been acquired or given, assigned or surrendered: Give effective dates, lengths of terms, names of parties, rents, and other condition. State name of Commission authorizing lease and give reference to such authorization.
5. Important extension or reduction of transmission or distribution system: State territory added or relinquished and date operations began or ceased and give reference to Commission authorization, if any was required. State also the approximate number of customers added or lost and approximate annual revenues of each class of service. Each natural gas company must also state major new continuing sources of gas made available to it from purchases, development, purchase contract or otherwise, giving location and approximate total gas volumes available, period of contracts, and other parties to any such arrangements, etc.
6. Obligations incurred as a result of issuance of securities or assumption of liabilities or guarantees including issuance of short-term debt and commercial paper having a maturity of one year or less. Give reference to FERC or State Commission authorization, as appropriate, and the amount of obligation or guarantee.
7. Changes in articles of incorporation or amendments to charter: Explain the nature and purpose of such changes or amendments.
8. State the estimated annual effect and nature of any important wage scale changes during the year.
9. State briefly the status of any materially important legal proceedings pending at the end of the year, and the results of any such proceedings culminated during the year.
10. Describe briefly any materially important transactions of the respondent not disclosed elsewhere in this report in which an officer, director, security holder reported on Page 106, voting trustee, associated company or known associate of any of these persons was a party or in which any such person had a material interest.
11. (Reserved.)
12. If the important changes during the year relating to the respondent company appearing in the annual report to stockholders are applicable in every respect and furnish the data required by Instructions 1 to 11 above, such notes may be included on this page.

PAGE 108 INTENTIONALLY LEFT BLANK
SEE PAGE 109 FOR REQUIRED INFORMATION.

Item 12 - The Vermont Yankee Nuclear Power Corporation 2001 Annual Report to Stockholders furnishes the data required by instructions 1 - 11 above. The notes to the Financial Statements as they appear in the 2001 Annual Report to Stockholders are attached following page 123. Note that there were no important changes during 2001 relating to 1 - 11 above. See Note 1 to the Financial Statements for discussion on the possible sale of the Plant and related assets and liabilities.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	420,640,439	430,019,533
3	Construction Work in Progress (107)	200-201	8,121,191	5,034,282
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		428,761,630	435,053,815
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108, 111, 115)	200-201	295,773,474	308,302,307
6	Net Utility Plant (Enter Total of line 4 less 5)		132,988,156	126,751,508
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203	454,031,257	455,885,997
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203	465,704,507	478,018,198
9	Net Nuclear Fuel (Enter Total of line 7 less 8)		-11,673,250	-22,132,201
10	Net Utility Plant (Enter Total of lines 6 and 9)		121,314,906	104,619,307
11	Utility Plant Adjustments (116)	122	0	0
12	Gas Stored Underground - Noncurrent (117)		0	0
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221	2,683,072	3,252,413
15	(Less) Accum. Prov. for Depr. and Amort. (122)		0	0
16	Investments in Associated Companies (123)		0	0
17	Investment in Subsidiary Companies (123.1)	224-225	0	0
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)			
19	Noncurrent Portion of Allowances	228-229	0	0
20	Other Investments (124)		0	0
21	Special Funds (125-128)		108,053,270	114,979,595
22	TOTAL Other Property and Investments (Total of lines 14-17,19-21)		110,736,342	118,232,008
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)		154,994	-1,423,504
25	Special Deposits (132-134)		0	0
26	Working Fund (135)		1,000	1,000
27	Temporary Cash Investments (136)		619,044	1,426,505
28	Notes Receivable (141)		0	0
29	Customer Accounts Receivable (142)		0	0
30	Other Accounts Receivable (143)		1,728,431	2,021,774
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)		0	0
32	Notes Receivable from Associated Companies (145)		0	0
33	Accounts Receivable from Assoc. Companies (146)		16,074,098	13,847,743
34	Fuel Stock (151)	227	0	0
35	Fuel Stock Expenses Undistributed (152)	227	0	0
36	Residuals (Elec) and Extracted Products (153)	227	0	0
37	Plant Materials and Operating Supplies (154)	227	15,400,303	16,013,805
38	Merchandise (155)	227	0	0
39	Other Materials and Supplies (156)	227	0	0
40	Nuclear Materials Held for Sale (157)	202-203/227	0	0
41	Allowances (158.1 and 158.2)	228-229	0	0
42	(Less) Noncurrent Portion of Allowances		0	0
43	Stores Expense Undistributed (163)	227	361,650	407,012
44	Gas Stored Underground - Current (164.1)		0	0
45	Liquefied Natural Gas Stored and Held for Processing (164.2-164.3)		0	0
46	Prepayments (165)		2,846,895	3,049,722
47	Advances for Gas (166-167)		0	0
48	Interest and Dividends Receivable (171)		0	0
49	Rents Receivable (172)		0	0
50	Accrued Utility Revenues (173)		0	0
51	Miscellaneous Current and Accrued Assets (174)		0	0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		37,186,415	35,344,057

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS) (Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expenses (181)		348,196	650,797
55	Extraordinary Property Losses (182.1)	230	0	0
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230	17,806,518	16,394,779
57	Other Regulatory Assets (182.3)	232	11,335,437	9,972,476
58	Prelim. Survey and Investigation Charges (Electric) (183)		119,588	450,180
59	Prelim. Sur. and Invest. Charges (Gas) (183.1, 183.2)		0	0
60	Clearing Accounts (184)		0	0
61	Temporary Facilities (185)		0	0
62	Miscellaneous Deferred Debits (186)	233	333,096,339	358,698,736
63	Def. Losses from Disposition of Utility Plt. (187)		0	0
64	Research, Devel. and Demonstration Expend. (188)	352-353	0	0
65	Unamortized Loss on Reaquired Debt (189)		1,606,377	1,424,523
66	Accumulated Deferred Income Taxes (190)	234	37,011,667	41,307,075
67	Unrecovered Purchased Gas Costs (191)		0	0
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		401,324,122	428,898,566
69	TOTAL Assets and Other Debits (Enter Total of lines 10,11,12,22,52,68)		670,561,785	687,093,938

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251	40,001,400	40,001,400
3	Preferred Stock Issued (204)	250-251	0	0
4	Capital Stock Subscribed (202, 205)	252	0	0
5	Stock Liability for Conversion (203, 206)	252	0	0
6	Premium on Capital Stock (207)	252	0	0
7	Other Paid-In Capital (208-211)	253	14,226,318	14,226,318
8	Installments Received on Capital Stock (212)	252	0	0
9	(Less) Discount on Capital Stock (213)	254	0	0
10	(Less) Capital Stock Expense (214)	254	0	0
11	Retained Earnings (215, 215.1, 216)	118-119	1,223,174	1,077,848
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119	0	0
13	(Less) Reaquired Capital Stock (217)	250-251	1,129,950	1,129,950
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)		54,320,942	54,175,616
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257	65,009,000	59,591,000
17	(Less) Reaquired Bonds (222)	256-257	0	0
18	Advances from Associated Companies (223)	256-257	0	0
19	Other Long-Term Debt (224)	256-257	54,201,256	23,069,460
20	Unamortized Premium on Long-Term Debt (225)		0	0
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)		0	0
22	TOTAL Long-Term Debt (Enter Total of lines 16 thru 21)		119,210,256	82,660,460
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)		0	0
25	Accumulated Provision for Property Insurance (228.1)		0	0
26	Accumulated Provision for Injuries and Damages (228.2)		0	0
27	Accumulated Provision for Pensions and Benefits (228.3)		1,701,458	2,917,801
28	Accumulated Miscellaneous Operating Provisions (228.4)		7,030,502	6,350,708
29	Accumulated Provision for Rate Refunds (229)		0	0
30	TOTAL OTHER Noncurrent Liabilities (Enter Total of lines 24 thru 29)		8,731,960	9,268,509
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)		0	27,539,685
33	Accounts Payable (232)		16,930,308	13,163,560
34	Notes Payable to Associated Companies (233)		0	0
35	Accounts Payable to Associated Companies (234)		0	0
36	Customer Deposits (235)		0	0
37	Taxes Accrued (236)	262-263	2,360,435	1,629,201
38	Interest Accrued (237)		2,217,545	1,419,475
39	Dividends Declared (238)		0	0
40	Matured Long-Term Debt (239)		0	0
41	Matured Interest (240)		0	0
42	Tax Collections Payable (241)		60,522	46,306
43	Miscellaneous Current and Accrued Liabilities (242)		20,916,646	20,006,635
44	*Obligations Under Capital Leases-Current (243)*		0	0
45	TOTAL Current & Accrued Liabilities (Enter Total of lines 32 thru 44)		42,485,456	63,804,862

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)(Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beginning of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)		0	0
48	Accumulated Deferred Investment Tax Credits (255)	266-267	3,221,760	2,868,988
49	Deferred Gains from Disposition of Utility Plant (256)		0	0
50	Other Deferred Credits (253)	269	397,475,132	430,686,636
51	Other Regulatory Liabilities (254)	278	8,555,268	9,606,313
52	Unamortized Gain on Reaquired Debt (257)		0	0
53	Accumulated Deferred Income Taxes (281-283)	272-277	36,561,011	34,022,554
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		445,813,171	477,184,491
55			0	0
56			0	0
57			0	0
58			0	0
59			0	0
60			0	0
61			0	0
62			0	0
63			0	0
64			0	0
65			0	0
66			0	0
67			0	0
68	TOTAL Liab and Other Credits (Enter Total of lines 14,22,30,45,54)		670,561,785	687,093,938

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another Utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over Lines 02 thru 24 as appropriate. Include these amounts in columns (c) and (d) totals.
2. Report amounts in account 414, Other Utility Operating income, in the same manner as accounts 412 and 413 above.
3. Report data for lines 7,9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1 and 407.2.
4. Use pages 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of a material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to power or gas purchases. State for each year affected the gross revenues or costs to which the contingency relates and the tax effects together with an explanation of the major factors which affect the rights of the utility to retain such revenues or recover amounts paid with respect to power and gas purchases.
6. Give concise explanations concerning significant amounts of any refunds made or received during the year

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	UTILITY OPERATING INCOME			
2	Operating Revenues (400)	300-301	178,840,019	178,293,622
3	Operating Expenses			
4	Operation Expenses (401)	320-323	97,225,413	100,472,339
5	Maintenance Expenses (402)	320-323	32,179,469	19,724,219
6	Depreciation Expense (403)	336-337	24,903,052	29,119,458
7	Amort. & Depl. of Utility Plant (404-405)	336-337	20,406	20,406
8	Amort. of Utility Plant Acq. Adj. (406)	336-337		
9	Amort. Property Losses, Unrecov Plant and Regulatory Study Costs (407)		1,591,959	1,453,459
10	Amort. of Conversion Expenses (407)			
11	Regulatory Debits (407.3)			
12	(Less) Regulatory Credits (407.4)			
13	Taxes Other Than Income Taxes (408.1)	262-263	8,709,315	9,328,896
14	Income Taxes - Federal (409.1)	262-263	7,357,964	8,740,250
15	- Other (409.1)	262-263	2,396,965	2,648,724
16	Provision for Deferred Income Taxes (410.1)	234, 272-277	21,737,481	15,010,614
17	(Less) Provision for Deferred Income Taxes-Cr. (411.1)	234, 272-277	28,912,468	23,702,820
18	Investment Tax Credit Adj. - Net (411.4)	266	-352,772	-665,854
19	(Less) Gains from Disp. of Utility Plant (411.6)			
20	Losses from Disp. of Utility Plant (411.7)			
21	(Less) Gains from Disposition of Allowances (411.8)			
22	Losses from Disposition of Allowances (411.9)			
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)		166,856,784	162,149,691
24	Net Util Oper Inc (Enter Tot line 2 less 23) Carry fwd to P117,line 25		11,983,235	16,143,931

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

resulting from settlement of any rate proceeding affecting revenues received or costs incurred for power or gas purchases, and a summary of the adjustments made to balance sheet, income, and expense accounts.

7. If any notes appearing in the report to stockholders are applicable to this Statement of Income, such notes may be included on pages 122-123.

B. Enter on pages 122-123 a concise explanation of only those changes in accounting methods made during the year which had an effect on net income, including the basis of allocations and apportionments from those used in the preceding year. Also give the approximate dollar effect of such changes.

9. Explain in a footnote if the previous year's figures are different from that reported in prior reports.

10. If the columns are insufficient for reporting additional utility departments, supply the appropriate account titles, lines 2 to 23, and report the information in the blank space on pages.122-123 or in a footnote.

ELECTRIC UTILITY		GAS UTILITY		OTHER UTILITY		Line No.
Current Year (e)	Previous Year (f)	Current Year (g)	Previous Year (h)	Current Year (i)	Previous Year (j)	
						1
178,840,019	178,293,622					2
						3
97,225,413	100,472,339					4
32,179,469	19,724,219					5
24,903,052	29,119,458					6
20,406	20,406					7
						8
1,591,959	1,453,459					9
						10
						11
						12
8,709,315	9,328,896					13
7,357,964	8,740,250					14
2,396,965	2,648,724					15
21,737,481	15,010,614					16
28,912,468	23,702,820					17
-352,772	-665,854					18
						19
						20
						21
						22
166,856,784	162,149,691					23
11,983,235	16,143,931					24

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	OTHER UTILITY		OTHER UTILITY		OTHER UTILITY	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref.) Page No. (b)	TOTAL Current Year (c)	TOTAL Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)		11,983,235	16,143,931
26	Other Income and Deductions			
27	Other Income			
28	Nonutilty Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)		8,214,099	6,254,845
36	Allowance for Other Funds Used During Construction (419.1)		-63,487	5,848
37	Miscellaneous Nonoperating Income (421)			
38	Gain on Disposition of Property (421.1)			
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		8,150,612	6,260,693
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340		
43	Miscellaneous Income Deductions (426.1-426.5)	340	384,023	175,378
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		384,023	175,378
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes-Federal (409.2)	262-263	2,389,192	2,103,855
48	Income Taxes-Other (409.2)	262-263	449,877	152,851
49	Provision for Deferred Inc. Taxes (410.2)	234, 272-277		
50	(Less) Provision for Deferred Income Taxes-Cr. (411.2)	234, 272-277		
51	Investment Tax Credit Adj.-Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		2,839,069	2,256,706
54	Net Other Income and Deductions (Enter Total lines 39, 44, 53)		4,927,520	3,828,609
55	Interest Charges			
56	Interest on Long-Term Debt (427)		9,975,637	12,934,381
57	Amort. of Debt Disc. and Expense (428)		294,899	53,292
58	Amortization of Loss on Reaquired Debt (428.1)		181,854	181,853
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reaquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	594,213	242,031
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)		254,519	21,657
64	Net Interest Charges (Enter Total of lines 56 thru 63)		10,792,084	13,389,900
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		6,118,671	6,582,640
66	Extraordinary Items			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)			
70	Income Taxes-Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)			
72	Net Income (Enter Total of lines 65 and 71)		6,118,671	6,582,640

Schedule Page: 114 Line No.: 6 Column: e

Amount includes $11,764,275 for Decommissioning Expense.

Schedule Page: 114 Line No.: 6 Column: f

Amount includes $16,244,468 for Decommissioning Expense.

Schedule Page: 114 Line No.: 13 Column: e

Amount shown includes property tax, social security tax, excise tax, and federal & state unemployment tax.

Schedule Page: 114 Line No.: 13 Column: f

Amount shown includes property tax, social security tax, excise tax and federal & state unemployment taxes.

BLANK PAGE

NEXT PAGE IS 118

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance-Beginning of Year		1,223,174
2	Changes		
3	Adjustments to Retained Earnings (Account 439)		
4			
5			
6			
7			
8			
9	TOTAL Credits to Retained Earnings (Acct. 439)		
10			
11			
12			
13			
14			
15	TOTAL Debits to Retained Earnings (Acct. 439)		
16	Balance Transferred from Income (Account 433 less Account 418.1)		6,118,671
17	Appropriations of Retained Earnings (Acct. 436)		
18			
19			
20			
21			
22	TOTAL Appropriations of Retained Earnings (Acct. 436)		
23	Dividends Declared-Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared-Preferred Stock (Acct. 437)		
30	Dividends Declared-Common Stock (Account 438)		
31		438	-6,263,997
32			
33			
34			
35			
36	TOTAL Dividends Declared-Common Stock (Acct. 438)		-6,263,997
37	Transfers from Acct 216.1, Unapprop. Undistrib. Subsidiary Earnings		
38	Balance - End of Year (Total 1,9,15,16,22,29,36,37)		1,077,848
	APPROPRIATED RETAINED EARNINGS (Account 215)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b)
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
39			
40			
41			
42			
43			
44			
45	TOTAL Appropriated Retained Earnings (Account 215)		
	APPROP. RETAINED EARNINGS - AMORT. Reserve, Federal (Account 215.1)		
46	TOTAL Approp. Retained Earnings-Amort. Reserve, Federal (Acct. 215.1)		
47	TOTAL Approp. Retained Earnings (Acct. 215, 215.1) (Total 45,46)		
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Total 38, 47)		1,077,848
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (Account 216.1)		
49	Balance-Beginning of Year (Debit or Credit)		
50	Equity in Earnings for Year (Credit) (Account 418.1)		
51	(Less) Dividends Received (Debit)		
52			
53	Balance-End of Year (Total lines 49 thru 52)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included in page 122-123. Information about non-cash investing and financing activities should be provided on Page 122-123. Provide also on pages 122-123 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities - Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on Page 122-123 the amount of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income	6,118,671
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	13,138,777
5	Amortization of Nuclear Fuel, Excluding Disposal Costs	13,752,968
6	Amortization of Org. Exp, Franchises, Consents and Unrecov. Study Cost	1,612,365
7	Decommissioning Expense	11,764,275
8	Deferred Income Taxes (Net)	-6,833,865
9	Investment Tax Credit Adjustment (Net)	-352,772
10	Net (Increase) Decrease in Receivables	1,933,012
11	Net (Increase) Decrease in Inventory	-658,865
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	-7,428,807
14	Net (Increase) Decrease in Other Regulatory Assets	1,362,961
15	Net Increase (Decrease) in Other Regulatory Liabilities	1,051,045
16	(Less) Allowance for Other Funds Used During Construction	-63,487
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: Net (Increase) Decrease in Prepaid Expense	-202,828
19	Nuclear Fuel Disposal Fee Interest Accrual	4,716,761
20	Interest and Dividends on Spent Fuel Disposal Trust	-6,925,883
21	Other	5,355,279
22	Net Cash Provided by (Used in) Operating Activities (Total 2 thru 21)	38,466,581
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	-6,922,535
27	Gross Additions to Nuclear Fuel	-3,294,016
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	63,487
31	Other:	
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	-10,280,038
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition of Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STATEMENT OF CASH FLOWS

4. Investing Activities include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123. Do not include on this statement the dollar amount of Leases capitalized per US of A General Instruction 20; instead provide a reconciliation of the dollar amount of Leases capitalized with the plant cost on pages 122-123.

5. Codes used:

(a) Net proceeds or payments.

(b) Bonds, debentures and other long-term debt.

(c) Include commercial paper.

(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanation of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other: Payments to Decommissioning Trust	-14,022,246
54	Payments to Spent Fuel Disposal Trust	
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	Total of lines 34 thru 55)	-24,302,284
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other: Net Unamortized Loss on Reacquired Debt	181,854
65	Borrowings under revolving credit agreements	420,273,437
66	Net Increase in Short-Term Debt (c)	
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total 61 thru 69)	420,455,291
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	
74	Preferred Stock	
75	Common Stock	
76	Other: Series I Bonds Sinking Fund Payments	-5,418,000
77	Payments of revolving credit agreements	-423,708,628
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	-6,263,997
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	-14,935,334
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22,57 and 83)	-771,037
87		
88	Cash and Cash Equivalents at Beginning of Year	775,038
89		
90	Cash and Cash Equivalents at End of Year	4,001

FOOTNOTE DATA

Schedule Page: 120 Line No.: 5 Column: b

Amortization of Nuclear Fuel (Excluding disposal costs).

Schedule Page: 120 Line No.: 13 Column: b

Includes interest and taxes payable.

Name of Respondent	This Report Is:	Date of Report	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, and Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving references to Cormmission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.
4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.
6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

PAGE 122 INTENTIONALLY LEFT BLANK
SEE PAGE 123 FOR REQUIRED INFORMATION.

Notes to Financial Statements

NOTE 1. *Nature of Business and Possible Sale of Assets*

Vermont Yankee Nuclear Power Corporation ("the Company") was incorporated under the laws of the State of Vermont on August 4, 1966. The Company was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered electric generating plant ("the Plant"). As of December 31, 2001, the Company's common stock was owned by twelve utilities, eight of which are the Sponsoring utilities that are entitled and obligated to purchase the output of the Plant. On January 16, 2002, the Company repurchased the shares of the four non-Sponsor owners. Under the terms of certain Power Contracts and Additional Power Contracts (collectively, the "Power Contracts"), each Sponsor is obligated to pay Vermont Yankee monthly, regardless of the Plant's operating level, or whether or not it is operating, an amount equal to its entitlement percentage of Vermont Yankee's total fuel costs, operating expenses, decommissioning costs and an allowed return on equity. Also, under the terms of the Capital Funds Agreements, the Sponsors are committed to make funds available for changes or replacements needed to maintain or restore operation of the Plant or to obtain or maintain licenses necessary for its operation.

The names of the sponsoring utilities and their respective entitlement percentages of Vermont Yankee's capacity and output are as follows: Central Vermont Public Service Corporation with 35.0%, New England Power Company with 22.5%, Green Mountain Power Corporation with 20.0%, The Connecticut Light and Power Company with 9.5%, Central Maine Power Company with 4.0%, Public Service Company of New Hampshire with 4.0%, Cambridge Electric Light Company with 2.5%, and Western Massachusetts Electric Company with 2.5% ("the Sponsors").

The Plant commenced commercial operation on November 30, 1972, and except during maintenance and refueling outages, has been in full operation since that time. The Plant has a gross maximum dependable capacity of approximately 535 megawatts and is licensed by the Nuclear Regulatory Commission to operate until March 21, 2012, though there is no assurance that it will do so. Other nuclear plants, including some in the Northeast with similar ownership structures, have been shut down prior to the end of their license life for economic reasons. The Federal Energy Regulatory Commission, which regulates the rates charged by the Company under the Power Contracts, has allowed plants that are shut down prematurely for economic reasons to recover the as yet unrecovered costs at the time of the shut down, if it is determined that the decision to shut down was prudent. These unrecovered costs include undepreciated plant and unfunded nuclear decommissioning costs. The Company prepares periodic economic studies. Study results to date have determined that it is economical to continue to operate the plant.

In November 1999 the Company had executed an agreement to sell the Plant and related assets and liabilities, including the liability to decommission the Plant, to AmerGen Energy Company, LLC (AmerGen). The agreement was subject to several conditions including approvals or specific rulings by various federal and state regulatory and tax authorities.

On February 14, 2001, the Vermont Public Service Board (PSB) ruled against the sale to AmerGen. The ruling to dismiss the petition stated that the dismissal would benefit ratepayers and promote the general good of the state and that the proposed sale was of less value than is otherwise available on the market today. The decision was based in part on the fact that, during PSB proceedings in 2000, three other parties expressed interest in buying the plant. One of the three submitted a bid to the PSB, backed by a bond, with terms that were better than those of the AmerGen agreement and the other two asked to participate if an auction of the Plant were conducted.

On August 15, 2001, following an auction process conducted by J.P. Morgan Securities, Inc. as agent for the Company, a Purchase and Sale Agreement (PSA) was executed with Entergy Nuclear Vermont Yankee, LLC (ENVY). Under the PSA, ENVY will pay a purchase price of $180 million, subject to closing adjustments, and will assume the Company's obligation to operate and decommission the Plant in exchange for the transfer of ownership of the Plant and related assets (including the decommissioning fund) and liabilities to ENVY. The PSA also contemplates that the Company will purchase from ENVY 100% of the output of the Plant (based on the Plant's current capacity) after closing through March 21, 2012 pursuant to a Power Purchase Agreement (PPA) with prices that generally range from 3.9 cents to 4.5 cents per kilowatt-hour. The PPA prices are subject to a "low market adjuster" beginning in 2005 that would provide for lower power purchase prices if the market price of power is significantly less than the PPA price. The Company will resell power purchased under the PPA to the sponsoring utilities pursuant to the Power Contracts (as amended for this arrangement).

The above agreements are subject to several conditions, including approvals or specific rulings by the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission, the PSB and the Internal Revenue Service. As such, execution of the Agreements does not provide assurance that the sale will occur.

If the sale does occur, proceeds are expected to be sufficient to retire all of the Company's current debt including its First Mortgage Bonds and borrowings under its Secured Credit Agreement. No material gain or loss is expected to be realized as a result of the sale. The Company expects that if there is a loss on the sale, it will be recorded as a regulatory asset recoverable from the Sponsors over the current remaining license life of the plant under the Power Contracts as amended.

Due to the threat of a possible terrorist attack on important infrastructure sites within the United States following the events of September 11, 2001, nuclear plants, including the nuclear plant owned by the Company, have operated under a heightened level of security. This has resulted in a marginal increase in the plant's operating costs which may continue for the foreseeable future. The Company does not believe that the additional costs will have an adverse effect on the results of operations due to its current and future ability to recover costs from the Sponsors.

NOTE 2. Summary of Significant Accounting Policies

(a) Regulations and Operations

The Company is subject to regulations prescribed by the Federal Energy Regulatory Commission ("FERC"), and the Public Service Board of the State of Vermont with respect to accounting and other matters. The Company is also subject to regulation by the Nuclear Regulatory Commission ("NRC") for nuclear plant licensing and safety, and by federal and state agencies for environmental matters such as air quality, water quality and land use.

The Company recognizes revenue pursuant to the terms of the Power Contracts and Additional Power Contracts filed with the FERC. The Sponsors, a group of eight New England utilities, are severally obligated to pay the Company each month their entitlement percentage of amounts equal to the Company's total fuel costs and operating expenses, plus an allowed return on equity (11.0% since August 1, 1994). Such contracts also obligate the Sponsors to make decommissioning payments through the end of the Plant's service life and completion of the decommissioning of the Plant. All Sponsors are committed to such payments regardless of the Plant's operating level or whether the Plant is out of service during the period.

Under the terms of the Capital Funds Agreements, the Sponsors are committed, subject to obtaining necessary regulatory authorizations, to make funds available to obtain or maintain licenses necessary to keep the Plant in operation.

(b) Depreciation and Maintenance

Electric plant is being depreciated on the straight-line method at rates designed to fully depreciate all depreciable properties over the lesser of estimated useful lives or the Plant's remaining NRC license life, which extends to March 21, 2012. Depreciation expense was equivalent to overall effective rates of 3.08%, 3.08% and 3.59% for the years 2001, 2000 and 1999, respectively.

The cost of additions, including replacements and betterments of units of property, is charged to electric plant. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property are charged to maintenance expense. The cost of property retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation.

(c) Amortization of Nuclear Fuel

The cost of nuclear fuel is amortized to expense based on the rate of burn-up of the individual assemblies comprising the total core. The Company also provides for the costs of disposing of spent nuclear fuel at rates specified by the United States Department of Energy ("DOE") under a contract for disposal between the Company and DOE.

In conformity with rates authorized by the FERC, the Company amortizes to expense on a straight-line basis the estimated costs of the final unspent nuclear fuel core, which is expected to be in place at the expiration of the Plant's operating license.

(d) Amortization of Materials and Supplies

The Company amortizes to expense a formula amount designed to fully amortize the cost of the material and supplies inventory that is expected to be on hand at the expiration of the Plant's operating license.

(e) Long-term Funds

The Company accounts for its investments in long-term funds at fair value as required by Statement of Financial Accounting Standards No. 115. See NOTE 6 for further discussion of this accounting method.

(f) Amortization of Loss on Reacquired Debt

The difference between the amount paid upon reacquisition of any debt security and the face value thereof, adjusted for any unamortized premium or discount, related unamortized debt expense and reacquisition costs, applicable to the reacquired debt, is deferred by the Company and amortized to expense on a straight-line basis over the remaining life of the new debt issuance consistent with the rate treatment authorized by the FERC.

(g) Allowance for Funds Used During Construction

Allowance for funds used during construction ("AFUDC") is the estimated cost of funds used to finance the Company's construction work in progress and nuclear fuel in-process which is not recovered from the Sponsors through current revenues. The allowance is not realized in cash currently, but under the Power Contracts, the allowance is recovered in cash over the Plant's service life or as nuclear fuel is used through higher revenues associated with higher depreciation and amortization expense.

AFUDC was capitalized at overall effective rates of 2.45%, 6.29% and 6.29%, for 2001, 2000 and 1999, respectively, using the gross rate method.

(h) Decommissioning

The Company is accruing the estimated costs of decommissioning its Plant over the Plant's remaining NRC license life. Any amendments to these estimated costs are accounted for prospectively. See NOTE 4 for further detail.

(i) Taxes on Income

The Company accounts for taxes on income under the liability method. See NOTE 10 for a further discussion of the accounting for taxes on other income.

Investment tax credits have been deferred and are being amortized to income over the lives of the related assets.

(j) Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

(k) Accrued Expenses

Accrued Expenses represents the Company's best estimate of costs incurred for which no invoice has been received by the Balance Sheet date. The amount shown for 2001 includes $1.4 million in capital project costs and $9.3 million in operating and maintenance costs. The comparable amounts for 2000 were $1.9 million and $11.5 million, respectively.

(l) Reclassifications

The Company makes reclassifications of information presented in prior period financial statements to conform with the current period when considered significant.

(m) Earnings per Common Share

Basic earnings per common share have been computed by dividing earnings available to common stock by the weighted average number of shares outstanding during the year. Diluted earnings per common share have not been disclosed as they do not differ from basic earnings per share.

(n) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. FERC Rate Case Matters

On June 22, 2000, a group of municipal utilities that purchase power produced by the Plant from certain of the Sponsors filed a complaint at the FERC seeking refunds of amounts they had paid in the past for decommissioning and challenging the Company's immediate recovery of costs associated with negotiating and documenting a proposed sale to AmerGen, claiming that those costs should be absorbed by the Company or deferred for recovery through amortization. The FERC set the complaint for investigation and hearing. A settlement agreement was filed with the FERC on June 25, 2001, in which the parties agreed that: (1) Vermont Yankee would make refunds, with interest, to the Sponsors and certain wholesale customers of the Sponsors, for transaction costs associated with the proposed sale of the Plant to AmerGen; (2) Vermont Yankee and affected Sponsors could recover such refunds through amortization, with a return; (3) Vermont Yankee was authorized to recover transaction costs associated with future pursuits to sell the Plant through amortization, with a return; (4) Vermont Yankee would prospectively reduce its annual decommissioning charges to $11.4 million annually until the financial closing of any new sale transaction or the implementation of superseding rates; and (5) Vermont Yankee would no longer reserve for certain low-level radioactive waste disposal costs through its formula rates, instead those costs would be recovered on an as-incurred basis or as decommissioning costs. The FERC approved the settlement agreement effective August 1, 2001. In accordance with the provisions of the settlement agreement, Vermont Yankee made refunds of sale costs, as account credits, totaling $0.8 million.

NOTE 4. Decommissioning

The Company accrues estimated decommissioning costs for its nuclear plant over its remaining NRC licensed life. The accrual is currently based on a 1994 site study by an independent engineering firm and a settlement agreement approved by the FERC for rates effective July 1, 2001. The study assumes decommissioning will be accomplished by the prompt removal and dismantling method (DECON) which requires that radioactive materials be removed from the plant site and all buildings and facilities be dismantled immediately after shutdown. The study estimates that approximately seven years would be required to dismantle the Plant at shutdown, remove non-fuel wastes and restore the site, and that spent fuel would be stored on-site in a dry fuel storage facility until 2025. The FERC approved settlement agreement allowed $312.7 million, in 1993 dollars, as the estimated decommissioning cost. This allowed amount is used to compute the Company's liability and billings to the Sponsors. Based on the agreement's assumed cost escalation rate of 5.4% per annum through 2000 and 4.25% thereafter, the estimated current cost of decommissioning is $471.1 million and, at the expiration of the Plant's operating license in March 2012, is approximately $721.8 million. The present value of the pro rata portion of decommissioning costs recorded to date is $349.9 million. The actual decommissioning costs could vary from the above estimates because of changes in the assumed date of decommissioning, changes in regulatory requirements, changes in technology, and changes in labor, materials and equipment.

On August 15, 2001, the Company executed a Purchase and Sale Agreement (PSA) with the intent to sell the Plant and related assets and liabilities, including the liability to decommission the Plant, to Entergy Nuclear Vermont Yankee, LLC (ENVY). The sale of the plant, as contemplated, would result in the transfer of responsibility for decommissioning the plant to the new owner and may make future decommissioning collections unnecessary after the closing under the PSA. See NOTE 1 for further discussion.

Billings to Sponsors for estimated decommissioning costs commenced during 1983, at which time the Company recorded a deferred charge for the present value of decommissioning costs applicable to operations of the Plant for prior periods. Current period decommissioning costs not funded through billings to Sponsors or earnings on decommissioning trust assets are also deferred. At December 31, 2001, deferred decommissioning costs were $31.8 million. These deferred costs are amortized to expense as they are funded over the remaining life of the Company's operating license.

Cash received from Sponsors for plant decommissioning costs is deposited directly into the Vermont Yankee Decommissioning Trust in either the Qualified Fund (i.e., amounts currently deductible pursuant to the IRS regulations) or the Nonqualified Fund (i.e., collections pursuant to FERC authorization which are not currently deductible). Earnings on the Decommissioning Trust assets are recorded in other income, with an equal and offsetting amount representing the current period decommissioning cost funded by such earnings reflected as decommissioning expense. On December 31, 2001, the fair market value of the Decommissioning Trust was $297.1 million including pre-tax unrealized appreciation of $28.2 million, and funds held by the Trust were primarily invested in corporate bonds, government securities and equities. See NOTE 6 for further detail.

The staff of the Securities and Exchange Commission has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board ("FASB") has issued SFAS 143, which establishes accounting and disclosure for asset retirement costs, including the decommissioning of nuclear power plants. The Company is currently evaluating the effects of the new standard. However, when the Company's current accounting practice is changed as required by the new standard in 2003, the present value of the full estimated cost of decommissioning will be recorded as a liability (rather than a pro rata portion), with an increase in the recorded cost of the Plant. The Company does not believe the changes would have an adverse effect on the results of operations due to its current and future ability to recover costs from the Sponsors.

NOTE 5. Deferred Charges, Credits and Other Liabilities

In October 1992, Congress passed the Energy Policy Act of 1992. The Act requires, among other things, that certain utilities help pay for the cleanup of DOE's enrichment facilities over a fifteen year period. The Company's annual fee is based on its historical share of enrichment services provided by DOE and is indexed to inflation. The fees are not adjusted for subsequent business as DOE's cost of sales now includes a decontamination and decommissioning component. The Act stipulates that the annual fee shall be fully recoverable in rates in the same manner as other fuel costs.

In 2001, the Company paid the tenth of the fifteen annual charges. As of December 31, 2001, the Company had recognized a current accrued liability of $1.3 million for the fee payment expected to be made in 2002, a non-current liability of $5.2 million for the expected four annual fee payments that are due subsequent to 2002, and a corresponding regulatory asset of $7.4 million which represents the total amount to be included in future billings to the Sponsors under the Power Contracts.

In 1994, the states of Vermont, Maine and Texas each ratified legislation to join a low-level radioactive waste disposal compact for the purpose of disposing of low-level radioactive waste in the state of Texas. The Company has recorded a non-current liability of $23.1 million to recognize the $27.5 million compact fund requirements less amounts on deposit with the State of Vermont and a corresponding deferred debit of $25.7 million which represents the total amount to be included in future billings to the Sponsors under the Power Contracts. The Compact was ratified by the U.S. Congress in 1998, however to date, no site has been licensed. See NOTE 14 for further detail.

During 2001, Vermont Yankee completed Design Basis Documentation, a project undertaken to incorporate all design documentation into a centralized system. The objective was to ensure that Vermont Yankee maintains its safety margins in connection with any plant modifications. The project created a set of design basis documents which enable more efficient systematic problem solving, maintenance, and system overview in support of the safe, cost effective, long term operation of the Plant. The Company received FERC approval in 1996 to recognize deferred charges for these unrecovered study costs and amortize the costs through billings to Sponsors over the remaining license life of the Plant. As of December 31, 2001, the Company had recorded deferred charges of $16.4 million, net of amortization related to this initiative.

In 2001, FERC approved a settlement agreement between the Company and intervening parties that included, among other things, a settlement on the regulatory treatment of costs incurred in conjunction with initiatives to sell the plant and related assets and liabilities. The agreement provided for the refund of a portion of the costs incurred in pursuit of the then terminated AmerGen transaction, and the authorization for the Company and the affected Sponsors to recover this refund through amortization, with a return. In addition, the settlement agreement provided for the deferral of all costs associated with the pursuit of a new agreement for the sale of the plant, and for the recovery of these costs, through amortization with a return, commencing with the financial closing of the new transaction. If no new transaction is consummated, the Company will have to apply to the FERC for the recovery of such costs. As of December 31, 2001, the Company had recorded deferred charges of $3.6 million, net of amortization relative to the sale initiatives.

NOTE 6. Long-term Investments

The Company accounts for its investments in certain debt or equity securities by classifying each such security as either trading, available-for-sale or held-to-maturity. Both trading and available-for-sale securities must be reflected on the balance sheet at their aggregate fair values. Held-to-maturity securities are reflected on the balance sheet at amortized cost.

The Company classifies securities in the Decommissioning Trust as available-for-sale. As of December 31, 2001, the Decommissioning Trust had net unrealized gains of $28.2 million which reduce deferred decommissioning costs because the Company will not realize the gains, rather, the gains will be used to reduce future billings to Sponsors.

The Company also classifies securities held in the Spent Fuel Disposal Trust as available-for-sale. As of December 31, 2001, the reported Trust balance includes net unrealized gains of $1.7 million with a corresponding adjustment reflected in Other Deferred Charges.

The cost and estimated market value of long-term investments at December 31, are as follows (Dollars in thousands):

	2001		2000	
	Cost	Market Value	Cost	Market Value
Decommissioning Trust:				
US Treasury obligations	$107,319	$112,064	$108,400	$113,753
Municipal obligations	57,853	58,902	36,068	37,044
Corporate bonds	32,776	33,244	31,139	31,208
Stocks	64,647	86,634	40,639	80,870
Accrued interest and money market funds	6,215	6,215	18,829	18,829
	268,810	297,059	235,075	281,704
Spent Fuel Disposal Trust:				
US Treasury obligations	43,193	44,186	81,827	82,517
Municipal obligations	51,297	51,646	8,911	8,994
Corporate bonds	17,455	17,786	14,245	14,496
Accrued interest and money market funds	2,896	2,896	3,232	3,232
	114,841	116,514	108,215	109,239
Total long-term investments	$383,651	$413,573	$343,290	$390,943

Pursuant to the Company's arrangements with its Sponsors, the difference between market value and cost of the Decommissioning Trust has been recorded as a decrease to deferred decommissioning costs. The Company's Power Contracts with its Sponsors provide for full recovery of decommissioning costs and any excess or shortage in the fund, including those resulting from investment performance, will be refunded to or collected from Sponsors.

The Company has entered into certain derivative contracts to hedge the total return on its nuclear decommissioning trust fund. As required by SFAS 133, these derivative instruments are recorded at fair value on the balance sheet with any change in the value recorded as an increase or decrease to deferred decommissioning costs, consistent with the treatment of all gains and losses on the decommissioning trust fund. Unrealized gains recorded as reductions to deferred decommissioning costs as of December 31, 2001 and 2000 were $28.2 million and $46.6 million, respectively.

The securities included in the Spent Fuel Disposal Trust represent funds invested by the Company for which the earnings and principal will be used to pay the DOE fee for spent fuel discharged prior to April 7, 1983. See NOTE 9 for further details. Although the Company collected this fee from its Sponsors in rates, it has elected to defer payment as permitted by the contract with DOE. Since any realized gains (losses) have the effect of reducing (increasing) billing to customers, the Company has included the difference between cost and market value of the Spent Fuel Disposal Trust as a decrease to Other Deferred Charges.

At December 31, gross unrealized gains and losses pertaining to the long-term investment securities in the Decommissioning Trust and the Spent Fuel Disposal Trust were as follows (Dollars in thousands):

	2001	2000
Unrealized gains on US Treasury obligations	$5,738	$6,209
Unrealized losses on US Treasury obligations	-	(166)
Unrealized gains on municipal obligations	1,398	1,221
Unrealized losses on municipal obligations	-	(162)
Unrealized gains on corporate bonds	863	469
Unrealized losses on corporate bonds	(64)	(149)
Unrealized gains on stocks	22,706	40,575
Unrealized losses on stocks	(719)	(344)
	$29,922	$47,653

For the years ended December 31, gross realized gains and losses pertaining to the long-term investment securities were as follows (Dollars in thousands):

	2001 Total Sale Proceeds	2001 Gross Realized Gain	2001 Gross Realized Loss	2000 Total Sale Proceeds	2000 Gross Realized Gain	2000 Gross Realized Loss
Decommissioning	$255,941	$22,358	$(1,600)	$202,879	$4,555	$(3,702)
Spent fuel disposal	$169,746	$2,259	$(1,230)	$188,061	$591	$(409)

Maturities of short-term obligations, bonds and notes (face amount) at December 31, are as follows (Dollars in thousands):

	2001 Decommissioning Trust	2001 Spent Fuel Disposal Trust	2000 Decommissioning Trust	2000 Spent Fuel Disposal Trust
Within one year	$ 1,814	$33,680	$ -	$37,255
One to five years	52,688	61,155	36,963	52,631
Five to ten years	65,983	9,489	49,443	4,346
Over ten years	73,481	5,509	85,850	15,908
	$193,966	$109,833	$172,256	$110,140

NOTE 7. Debt Obligations

A summary of debt obligations at December 31, is as follows (Dollars in thousands):

	2001	2000
Current maturities of long-term debt:		
First mortgage bonds: Series I sinking fund requirement	$ 5,418	$ 5,418
Commercial Paper - Eurodollar Credit Agreement	-	30,975
Total debt maturing within one year	$5,418	$36,393
Long-term obligations (excluding current maturities):		
First mortgage bonds: Series I - 6.48% due 2009	$54,173	$59,591

The first mortgage bonds are issued under, have the terms and provisions set forth in, and are secured by an Indenture of Mortgage dated as of October 1, 1970 between the Company and the Trustee, as modified and supplemented by thirteen supplemental indentures. All bonds are secured by a first lien on utility plant, exclusive of nuclear fuel, and a pledge of the Power Contracts and the Additional Power Contracts (except for fuel payments) and the Capital Funds Agreements with Sponsors.

In November 1993, the Company issued $75.8 million of Series I, first mortgage bonds stated to mature on November 1, 2009. The Company applied the proceeds of the bond issuance principally to retire the remaining Series D, Series E, Series F, Series G and Series H first mortgage bonds including call premiums totaling $3.7 million. Annual cash sinking fund requirements for the Series I first mortgage bonds of $5.4 million began in November 1999. The Company has classified the sinking fund requirements of November 2002 as a current liability at December 31, 2001.

The Company's $75.0 million Eurodollar Credit Agreement expired on August 13, 2001 and was not renewed. In its place, the Company signed a one-year $50.0 million Secured Credit Agreement which expires on August 12, 2002. Under this agreement, payment is secured by a pledge of nuclear fuel payments under the Power Contracts and Capital Funds Agreements and by a second mortgage on the Company's generating facility . The Company expects that, if necessary, either the current agreement will be extended or another credit agreement will be put in place by the expiration date. Since neither has occurred by the issuance of these financial statements, the Company has classified this debt as a current liability at December 31, 2001. The Company issued commercial paper under the Eurodollar Credit Agreement with weighted average interest rates of 5.24% for 2001 and 6.39% for 2000 and borrowed funds under the Secured Credit Agreement with a weighted average interest rate of 3.81% for 2001. Borrowings under the Secured Credit Agreement were $27.0 million at December 31, 2001 and were $31.0 million under the Eurodollar Credit Agreement at December 31, 2000.

The Company also had available lines of credit of $5.5 million at December 31, 2001 and $3.0 million at December 31, 2000. The maximum amount of short-term borrowings outstanding at any month-end was approximately $3.0 million for 2001 and $3.0 million for 2000. The average daily amount of short-term borrowings outstanding was approximately $0.5 million for 2001 and $0.3 million for 2000 with weighted average interest rates of 6.88% in 2001 and 7.93% in 2000. The Company had borrowings of $0.5 million under the line of credit as of December 31, 2001.

NOTE 8. Disclosures About the Fair Value of Financial Instruments

The carrying amounts for cash and temporary investments, trade receivables, accounts receivable from Sponsors, accounts payable, accrued liabilities and debt maturing within one year approximate their fair values because of the short maturity of these instruments. Long term funds are carried at fair market value which are estimated based on quoted market prices for these or similar investments. The fair values of each of the Company's long-term debt instruments are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair value of the Company's financial instruments as of December 31, are summarized as follows (Dollars in thousands):

	2001		2000	
	Cost Amount	Estimated Fair Value	Cost Amount	Estimated Fair Value
Decommissioning Trust	$268,810	$297,059	$235,075	$281,704
Spent Fuel Disposal Trust	114,841	116,514	108,215	109,239
Long-term debt	54,173	54,647	59,591	57,261
Spent fuel disposal fee and accrued interest	120,068	120,068	115,351	115,351

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 9. Spent Fuel Disposal

Under the Nuclear Waste Policy Act of 1982, DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. The Company, as required by that Act, has signed a contract with DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from its nuclear generation station beginning no later than January 31, 1998. This delivery schedule has not been met and is expected to be delayed significantly. It is not certain when DOE will accept spent nuclear fuel and high-level radioactive waste from the Company and other owners of nuclear power plants, although DOE has stated that the earliest would be 2010. These delays by DOE have caused the Company to consider other costly alternatives for storing high-level waste.

The Company has primary responsibility for the interim storage of its spent nuclear fuel. The plant is currently able to operate with the ability to discharge the entire reactor core to the spent fuel storage pool through the year 2008 refueling outage. The Company is also investigating other options for additional storage capacity beyond the year 2008.

Various legal proceedings have been filed by the owners and operators of nuclear power plants and by states and state regulatory agencies against DOE and the federal government to enforce the DOE's obligation to dispose of spent nuclear fuel and seeking damages resulting from DOE's breach of those obligations. In addition, legislation has been introduced in Congress over the past several years to assure that DOE carries out its obligations and to protect the funds paid to the government by utilities and their customers that were intended to pay for the disposal of utilities' spent nuclear fuel.

In July, 1996, the U.S. Court of Appeals for the District of Columbia Circuit ruled that DOE had an unconditional obligation to begin disposing of the utilities' spent nuclear fuel by January 31, 1998, and that the absence of a DOE interim storage facility did not excuse DOE from that obligation. In November, 1997, the same Court in ruling on a petition brought by thirty six utilities, including the Company, reaffirmed the 1996 ruling but declined to order DOE to accept spent nuclear fuel, saying that the utilities had another potentially adequate remedy under their DOE contracts.

After the January 1998 deadline passed without compliance by DOE with its contractual and statutory obligation, forty one utilities, including the Company, and sixty states and state regulatory commissions, petitioned the same Court to compel DOE to act. In orders issued in May 1998 and July 1998, the Court declined to order DOE to act and again directed the utilities to pursue relief in accordance with their DOE contracts. In November 1998, the U.S. Supreme Court denied petitions by the Government and by the states and state agencies to review the lower Court's decisions.

Beginning in February 1998, a series of lawsuits have been filed with the U.S. Court of Federal Claims seeking damages from the Government for DOE's breach of its obligation to begin disposing of the utilities' spent fuel by the 1998 deadline. In October and November 1998, the Court granted summary judgment in favor of Yankee Atomic Electric Company, Connecticut Yankee Power Company and Maine Yankee Atomic Power Company (collectively „Yankee") as to DOE's liability for its breach of the 1998 obligation. The Court rejected the Government's argument that the utilities must first bring claims for damages to the DOE Contracting Officer. In April 1999, another judge of the U.S. Court of Federal Claims, in a case brought by Northern States Power Company, reached the opposite conclusion, ruling that the utility could not sue for breach of contract damages in the Court but must rather submit a claim for equitable adjustment with the DOE Contracting Officer.

On August 31, 2000, the U.S. Court of Appeals for the Federal Circuit decided appeals from both Yankee and Northern States cases, ruling that the utilities were entitled to sue in the U.S. Court of Federal Claims for breach of contract damages and need not first submit equitable adjustment claims to the DOE Contracting Officer.

A „discovery judge" has been designated in all except the Yankee cases and one other case and discovery is underway in all except the latter case, although the discovery judge suspended discovery in November 2001, and then revoked the suspension in January 2002. The Government has moved to reinstate the suspension.

In all the cases, the Government has filed motions for partial summary judgment regarding the rate of spent nuclear fuel acceptance and on the issue of Greater Than Class C Radioactive Waste. The Government has also filed motions to dismiss takings and illegal exaction claims in those cases which include such claims. In the Yankee cases, the Government is currently obligated to submit its pretrial filings by February 8, 2002. The Yankee plaintiffs submitted their pretrial filings in June 1999.

On July 19, 2000, DOE entered into a settlement agreement with PECO Energy Company („PECO") allowing PECO to take credits against payments into the Nuclear Waste Fund to offset certain spent fuel storage costs which PECO had incurred because of DOE's failure to meet its 1998 obligation. Alabama Power Company and a number of other utilities have initiated a challenge in the U.S. Court of Appeals for the Eleventh Circuit to DOE's attempt to use Nuclear Waste Fund credits to offset potential spent fuel damages claims.

The DOE contract obligates the Company to pay a one-time fee of approximately $39.3 million for disposal costs for all spent fuel discharged through April 6, 1983, and a fee payable quarterly equal to one mill per kilowatt-hour of nuclear generated and sold electricity after April 6, 1983. Although the $39.3 million for the one-time fee has been collected from the Sponsors in rates, the Company has elected to defer payment to DOE as permitted by the DOE contract. The fee plus accrued interest must be paid no later than the first delivery of spent fuel to DOE. Interest accrues on the unpaid obligation based on the thirteen-week Treasury Bill rate and is compounded quarterly. Through 2001, the Company has accumulated $116.5 million in an irrevocable trust to be used exclusively for meeting this obligation ($120.1 million including accrued interest) at some future date, provided the DOE complies with the terms of the aforementioned contract.

NOTE 10. Taxes on Income

The Company uses the liability method of accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities ("temporary differences").

For certain items, the Company's allowed rates have recognized income tax expense on a different method. As a result, the Company has recognized net liabilities to Sponsors of $3.6 million as of December 31, 2001 and $4.0 million as of December 31, 2000 representing taxes collected from them in excess of amounts that would have been recorded under the liability method. These amounts will be systematically returned to Sponsors by reducing future power bills.

The components of income tax expense for the years ended December 31, are as follows (Dollars in thousands):

	2001	2000	1999
Taxes on operating income:			
Current federal income tax	$7,358	$8,740	$6,841
Deferred federal income tax	(6,421)	(8,099)	(5,494)
Current state income tax	2,397	2,649	2,031
Deferred state income tax	(754)	(593)	(930)
Investment tax credit adjustment	(353)	(666)	(545)
	2,227	2,031	1,903
Taxes on other income:			
Current federal income tax	2,389	2,104	1,606
Current state income tax	450	153	63
	2,839	2,257	1,669
Total income taxes	$5,066	$4,288	$3,572

The Company's effective income tax rates differed from the federal statutory rate of 35% for the years ended December 31, as follows:

	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	12.2	13.2	7.5
Investment credit	(3.2)	(6.1)	(5.4)
Book depreciation in excess of tax basis	1.3	1.3	2.1
Flowback of excess deferred taxes	(2.0)	(2.1)	(2.6)
Other	2.0	(1.9)	(1.0)
	45.3%	39.4%	35.6%

The significant components of deferred tax expense for the years ended December 31, are as follows (Dollars in thousands):

	2001	2000	1999
Decommissioning expense not currently deductible	$(6,120)	$(3,233)	$(1,844)
Tax depreciation (under) over financial statement depreciation	(2,503)	(2,157)	(3,226)
Asset sale cost deduction over (under) financial statement exp.	2,612	(810)	(1,388)
Tax fuel amortization (under) over financial statement amortization	(1,221)	(936)	1,038
Tax loss on reacquisition of debt (under) over financial statement exp.	(75)	(75)	(75)
Pension expense deduction (under) over financial statement exp.	(375)	(252)	(627)
Postemployment benefits deduction over (under) financial statement exp.	111	23	99
Materials and supplies deduction over (under) financial statement exp.	81	(227)	(124)
Low-level waste deduction over (under) financial statement exp.	135	(156)	327
Flowback and other change in excess deferred taxes	(230)	(223)	(264)
Other, net	410	(646)	(340)
	$(7,175)	$(8,692)	$(6,424)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below (Dollars in thousands):

	2001	2000
Deferred tax assets:		
Accumulated amortization of final nuclear core	$5,280	$4,914
Nuclear decommissioning liability	24,173	16,944
Regulatory liabilities	2,565	2,830
Accumulated deferred investment credit	1,186	1,332
Accumulated amortization of materials and supplies	3,316	3,127
Pension and retiree benefit liabilities	5,590	5,326
Accrued low-level waste disposal costs	1,877	2,012
Other	2,968	4,755
Total gross deferred tax assets	46,955	41,240
Less valuation allowance	(5,648)	(4,228)
Net deferred tax assets	41,307	37,012
Deferred tax liabilities:		
Plant and equipment	(30,383)	(33,507)
Other	(3,640)	(3,054)
Total gross deferred tax liabilities	(34,023)	(36,561)
Net deferred tax asset (liability)	$7,284	$451

The valuation allowance is primarily the result of a provision in Vermont tax law which limits refunds resulting from carrybacks of net operating losses.

NOTE 11. Supplemental Cash Flow Information

The following information supplements the cash flow information provided in the Statements of Cash Flows (Dollars in thousands):

Cash paid during the year for:	2001	2000	1999
Interest (net of amount capitalized)	$5,649	$6,362	$6,350
Income taxes	$16,941	$14,627	$13,174

NOTE 12. Pension, Post Retirement and Other Benefit Plans

The Company has two qualified defined benefit pension plans which together cover substantially all of its employees. The benefits provided under these plans are based on final average earnings, integrated with Social Security benefits. The Company also has a supplemental unfunded nonqualified pension plan for certain employees providing benefits based on final earnings. In addition, the Company has two postretirement welfare benefit plans providing healthcare and life insurance benefits to retired employees and their covered spouses.

The Company has two severance plans which together provide substantially all of its employees with continuing income and other benefits for a period of time in the event of a layoff. The individual benefits provided under these plans are based on the employee's final base salary and years of service with the Company. Since the benefits provided under these plans are event driven and no such event has occurred, the plans have had no impact on the results of operations or financial position of the Company.

The following tables reconcile the beginning and ending benefit obligation balances for the plans:

Pension plan benefits (aggregated)	2001	2000
Beginning of year benefit obligation	$36,169	$30,143
Service cost	1,651	1,639
Interest cost	2,652	2,350
Actuarial loss (gain)	(1,167)	2,885
Disbursements	(951)	(848)
Plan Amendments	2,458	-
End of year benefit obligation	$40,812	$36,169

Postretirement welfare plan benefits (aggregated)	2001	2000
Beginning of year benefit obligation	$14,358	$10,661
Service cost	1,225	902
Interest cost	1,107	833
Participant contributions	15	11
Actuarial loss (gain)	(166)	2,279
Disbursements	(332)	(328)
Plan Amendments	-	-
End of year benefit obligation	$16,207	$14,358

The following tables reconcile the beginning and ending fair value of assets for the plans:

Pension plan assets (aggregated)	2001	2000
Beginning of year fair value of assets	$33,763	$34,554
Actual return on assets	904	(17)
Company contributions	302	74
Disbursements	(961)	(848)
End of year fair value of assets	$34,008	$33,763

Postretirement welfare plan assets (aggregated)	2001	2000
Beginning of year fair value of assets	$13,668	$12,721
Actual return on assets	(163)	843
Company contributions	424	420
Disbursements (net)	(332)	(316)
End of year fair value of assets	$13,597	$13,668

Plan assets consist primarily of cash equivalent funds, fixed income securities and equity securities.

The following tables reconcile the funded status of the plans as of December 31:

Pension plans (aggregated)	2001	2000
Projected benefit obligation (PBO)	$(40,812)	$(36,169)
Fair value of assets (FVA)	34,008	33,763
PBO (in excess of) less than FVA	(6,804)	(2,406)
Unrecognized prior service cost	3,058	968
Unrecognized net transition obligation	521	584
Unrecognized actuarial loss (gain)	(7,661)	(9,112)
Net amount recognized	$(10,886)	$(9,966)
Amounts recognized in the balance sheets:		
Accrued benefit liability	$(10,886)	$(9,966)
Additional minimum liability	(574)	(155)
Intangible asset	574	155
Net amount recognized	$(10,886)	$(9,966)

Postretirement welfare plans (aggregated)	2001	2000
Accumulated postretirement benefit obligation (APBO)	$(16,207)	$(14,358)
Fair value of assets (FVA)	13,597	13,668
APBO less than (in excess of) FVA	(2,610)	(690)
Unrecognized net transition obligation	5,412	5,953
Unrecognized actuarial loss (gain)	(3,954)	(5,316)
Net amount recognized	$(1,152)	$(53)
Amounts recognized in the balance sheets:		
Prepaid benefit cost	$1,364	$1,555
Accrued benefit liability	(2,516)	(1,608)
Net amount recognized	$(1,152)	$(53)

Net periodic benefit costs recognized for the periods ended December 31 are as follows:

Pension benefits (aggregated)	2001	2000	1999
Service cost	$1,651	$1,639	$1,856
Interest cost	2,652	2,350	2,224
Expected return on assets	(2,982)	(2,782)	(2,463)
Net amortization:			
Prior service cost	367	100	100
Net actuarial loss (gain)	(529)	(602)	(253)
Net transition obligation	63	63	63
Total amortization	(99)	(439)	(90)
Loss (gain) recognized due to settlement/curtailment	-	-	-
Net periodic benefit cost	$1,222	$768	$1,527

Postretirement welfare benefits (aggregated)	2001	2000	1999
Service cost	$1,225	$902	$1,046
Interest cost	1,107	833	768
Expected return on assets	(1,006)	(948)	(914)
Net amortization:			
Net actuarial loss (gain)	(359)	(664)	(580)
Net transition obligation	541	541	541
Total amortization	182	(123)	(39)
Net periodic benefit cost	$1,508	$664	$861

The following weighted average assumptions were used as of December 31:

	2001	2000	1999
Discount rate	7.25%	7.25%	7.50%
Compensation scale	4.50%	4.50%	4.00%
Expected return on assets:			
Management VEBA (post-tax)	6.00%	6.00%	6.00%
All other plan assets	8.50%	8.50%	8.50%

For measurement purposes, a 7.5% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 6.5% for 2003, 5.5% for 2004 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects on the information for the postretirement welfare plans:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$398	$(324)
Effect on accumulated postretirement benefit obligation	$2,518	$(2,072)

NOTE 13. Lease Commitments

The Company leases equipment and systems under noncancelable operating leases. Charges against income for leases were approximately $5.2 million in 2001, $5.2 million in 2000 and $7.2 million in 1999.

Minimum future lease payments as of December 31, 2001 are as follows (Dollars in thousands):

Fiscal years ended	Annual Leases
2002	$ 5,194
2003	4,618
2004	4,618
2005	2,309
Thereafter	0

Included in the above lease payments is the cost of low pressure turbines constructed by General Electric Corporation valued at approximately $30.8 million including installation costs when installed in 1995. Under the lease agreement which commenced on July 1, 1995, the Company will make 120 monthly payments of $384,834.

NOTE 14. Commitments and Contingencies

(a) Low-level Waste

In 1998, the U.S. Congress approved the tri-state compact between Vermont, Texas and Maine to site a facility in Texas for the disposal of low-level radioactive waste. Also in 1998, the proposed Texas low-level waste disposal site in Hudspeth County was rejected because of geological and socioeconomic concerns. Various parties have proposed alternative sites in Texas. Because of delays in the ratification and siting processes, the Company cannot predict when a facility in Texas will be licensed and built. However, it is unlikely that waste disposal under the compact will begin prior to 2003. The Company has been disposing of low-level waste at other active sites and currently has the capacity to store all of its low-level waste on site until the year 2007. If the Texas facility is not available by that date, other options will continue to be pursued.

Under the terms of the compact and related Vermont Statutes, Vermont will pay Texas, and in turn assess in-state generators of low level waste up to $27.5 million to site, license and construct the disposal facility. The Governors of the three States participating in the compact have agreed that any required payment under the compact will be deferred until a site is selected and a facility is licensed. The Company has received approval from FERC to recover the cost of this compact from Sponsors over the remaining license life of the Plant, commencing with the first payment to Texas.

The Company has recorded a non-current liability of $23.1 million to recognize the $27.5 million compact fund requirements less the remaining fund balance from the State of Vermont, and a corresponding deferred debit of $25.7 million which represents the total amount to be included in future billings to Sponsors under the Power Contracts. The deferred debit and deferred credit amounts have both decreased by $0.1 million from the amounts reflected in 2000 as a result of earnings on the State of Vermont fund balance.

(b) Nuclear Fuel

The Company has several "requirements based" contracts for the four components (uranium, conversion, enrichment and fabrication) used to produce nuclear fuel. These contracts are executed only if the need or requirement for fuel arises. Under these contracts, any disruption of operating activity would allow the Company to cancel or postpone deliveries until actually required. The contracts extend through various time periods and contain clauses to allow the Company the option to extend the agreements. Negotiation of new contracts and re-negotiation of existing contracts routinely occurs, often focusing on one of the four components at a time. The cost of the 2001 reload was approximately $16 million and the cost of the 2002 reload is estimated to be approximately $23 million. Future reload costs will depend on market and contract prices.

(c) Insurance

The Price-Anderson Act currently sets the statutory limit for nuclear liability from a single incident at a nuclear power plant to $9.5 billion. Any damages beyond $9.5 billion are provided for under the Price-Andersen Act, but subject to Congressional approval. The first $200 million of nuclear liability coverage is the maximum provided by private insurance. The Secondary Financial Protection program is a retrospective insurance plan providing additional coverage up to $9.3 billion per incident by assessing each of the 106 reactor units that are currently subject to the Program in the United States a retrospective premium of up to $88.1 million per unit per incident, limited to a maximum assessment of $10 million per incident per nuclear unit in any one year. The maximum assessment is adjusted at least every five years to reflect inflationary changes.

The Price-Anderson Act has been renewed three times since it was first enacted in 1957. The Act is set to expire in August 2002 and Congress is currently considering reauthorization of this legislation.

The above insurance now covers all workers employed at nuclear facilities for bodily injury claims. The Company had previously purchased a Master Worker insurance policy with limits of $200 million with one automatic reinstatement of policy limits to cover workers employed on or after January 1, 1988. Vermont Yankee no longer participates in this retrospectively based worker policy and has replaced this policy with the guaranteed cost coverage mentioned above. The Company does however retain a potential obligation for retrospective adjustments due to past operations of several smaller facilities that did not join the new program. These exposures will cease to exist no later than December 31, 2007. Vermont Yankee's maximum retrospective obligation remains at $3.1 million. The Secondary Financial Protection layer, as referenced above, would be in excess of the Master Worker policy.

Insurance has been purchased from Nuclear Electric Insurance Limited („NEIL") to cover the costs of property damage, decontamination or premature decommissioning resulting from an incident. All companies insured with NEIL are subject to retroactive assessments if so determined by the Board of NEIL due to losses. The maximum potential assessment against the Company with respect to NEIL losses arising during the current policy year is $16.2 million. The Company's liability for the retrospective premium adjustment for any policy year ceases six years after the end of that policy year unless prior demand has been made.

(d) Industry Restructuring and Other Regulatory Developments

The electric utility industry has been in a period of potential transition which may result in a shift away from cost of service and return on equity based rates to market based rates. Most states in which the Company's Sponsors operate have explored or, in some cases, have implemented plans to bring greater competition, customer choice, and market influence to the industry while retaining the benefits associated with the current regulatory system.

The Company cannot predict what effect these restructuring plans will have on the Company or its Sponsors. It is possible, however, that these restructuring orders or other regulatory actions could have a material adverse effect on the Sponsors, which could, in turn, have a material adverse effect on the Company.

NOTE 15. New Accounting Principles

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (ARO's). Effective for fiscal years beginning after June 15, 2002, ARO's must be recognized as a liability and measured at fair value. The liability will be recognized when the obligation is incurred which, in many cases, will be when the long-lived asset is placed in service. Costs associated with recognizing an ARO will be capitalized as part of the related long-lived asset and amortized on a systematic and rational basis over its useful life as depreciation expense. Additionally, because the ARO is initially recorded at fair value (discounted), accretion expense will be recognized each period as an operating expense.

The new rules apply to all companies that incur legal obligations to retire tangible long-live assets, such as the obligation for decommissioning a nuclear power plant. The Company will have to convert to the new standard, recognizing the resulting change in its decommissioning obligation via a cumulative effect adjustment at adoption. See Note 4 for further explanation.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	430,019,533	430,019,533
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	430,019,533	430,019,533
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	5,034,282	5,034,282
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	435,053,815	435,053,815
14	Accum Prov for Depr, Amort, & Depl	308,302,307	308,302,307
15	Net Utility Plant (13 less 14)	126,751,508	126,751,508
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	307,395,620	307,395,620
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	906,687	906,687
22	Total In Service (18 thru 21)	308,302,307	308,302,307
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	308,302,307	308,302,307

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication	1,392,481	3,145,632
3	Nuclear Materials	11,508,682	62,644
4	Allowance for Funds Used during Construction	12,351	85,742
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)	12,913,514	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		16,148,252
9	In Reactor (120.3)	69,016,486	15,499,524
10	SUBTOTAL (Total 8 & 9)	69,016,486	
11	Spent Nuclear Fuel (120.4)	372,101,257	15,368,146
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	465,704,507	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	-11,673,250	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
[redacted]			1
[redacted]	4,538,113		2
[redacted]	11,512,046	59,280	3
[redacted]	98,093		4
[redacted]			5
[redacted]	[redacted]	59,280	6
[redacted]	[redacted]		7
	15,499,524	648,728	8
	15,368,146	69,147,864	9
[redacted]	[redacted]	69,796,592	10
	1,439,278	386,030,125	11
			12
-12,313,691		478,018,198	13
[redacted]	[redacted]	-22,132,201	14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

FOOTNOTE DATA

Schedule Page: 202   Line No.: 2   Column: e

Represents amounts transferred from nuclear fuel in process for fabrication (120.1) to nuclear fuel in stock (120.2).

Schedule Page: 202   Line No.: 3   Column: e

Represents amounts transferred from nuclear fuel in process for nuclear materials (120.1) to nuclear fuel in stock (120.2).

Schedule Page: 202   Line No.: 4   Column: e

Represents amounts transferred from nuclear fuel in process for allowance of funds used during construction (120.1) to nuclear fuel in stock (120.2).

Schedule Page: 202   Line No.: 8   Column: e

Represents amounts transferred from nuclear fuel in stock (120.2) to nuclear fuel in the reactor (120.3).

Schedule Page: 202   Line No.: 9   Column: e

Represents amounts transferred from nuclear fuel in reactor (120.3) to spent nuclear fuel (120.4).

Schedule Page: 202   Line No.: 11   Column: e

This amount represents a refund of sales tax relating to nuclear fuel that is now spent nuclear fuel (120.4).

Schedule Page: 202   Line No.: 13   Column: b

Includes a one time fee of $39,284,624 payable to the Department of Energy for disposal costs for all spent nuclear fuel discharged through April 6, 1983 as required by the Nuclear Waste Policy Act of 1982. See Note 9, in the Notes to Financial Statements.

Schedule Page: 202   Line No.: 13   Column: f

Footnote Linked. See note on 202, Row: 13, col/item: b

BLANK PAGE

NEXT PAGE IS 204

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	35,422	
3	(302) Franchises and Consents	1,080,435	
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	1,115,857	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	1,238,860	
18	(321) Structures and Improvements	67,586,940	68,424
19	(322) Reactor Plant Equipment	248,026,254	7,595,007
20	(323) Turbogenerator Units	44,206,583	
21	(324) Accessory Electric Equipment	16,682,651	786,882
22	(325) Misc. Power Plant Equipment	36,197,348	1,465,349
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	413,938,636	9,915,662
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			35,422		2
			1,080,435		3
					4
			1,115,857		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
			1,238,860		17
			67,655,364		18
			255,621,261		19
			44,206,583		20
221,324			17,248,209		21
315,244			37,347,453		22
536,568			423,317,730		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	413,938,636	9,915,662
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements	197,748	
46	(353) Station Equipment	5,388,198	
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	5,585,946	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)	420,640,439	9,915,662
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	420,640,439	9,915,662

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
536,568			423,317,730		42
					43
					44
			197,748		45
			5,388,198		46
					47
					48
					49
					50
					51
					52
			5,585,946		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
					79
					80
					81
					82
					83
536,568			430,019,533		84
					85
					86
					87
536,568			430,019,533		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Noble Chemistry System	4,658,320
2		
3	Main Transformer Replacement	220,880
4		
5	Minor other projects	155,082
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	5,034,282

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Allowance for Funds Used During Construction Work in Process	79,245
2		
3	Allowance for Funds Used During Nuclear Fuel in Process	111,787
4		
5	Contracted base staff allocated to construction projects	254,728
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	445,760

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

Allocation of contracted base staff:

a) The allocation is intended to properly charge construction projects with contracted base staff costs.

b) The contractor costs directly charged to construction projects are compared to the contractor costs directly charged to all construction and operating projects. This percentage is applied to the contracted base staff for allocation.

c) Distribution is based on the percentage of direct contracted costs charged to each construction project compared to the total contracted cost charged to all construction.

d) All construction projects with direct contract charges receive the same allocation treatment.

e) Not Applicable.

f) The overhead is directly assigned.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 13,232,881		
2	Short-term Interest			s 3.96
3	Long-Term Debt	D 209,380,498	79.40	d 6.47
4	Preferred Stock	P		p
5	Common Equity	C 54,320,942	20.60	c 11.00
6	Total Capitalization	263,701,440	100%	
7	Average Construction Work in Progress Balance	W 8,285,181		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 3.26

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 2.27

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 3.26
   b. Rate for Other Funds - -0.81

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
	Section A. Balances and Changes During Year				
1	Balance Beginning of Year	294,887,193	294,887,193		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	13,138,777	13,138,777		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	13,138,777	13,138,777		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	536,568	536,568		
12	Cost of Removal	98,682	98,682		
13	Salvage (Credit)	4,900	4,900		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	630,350	630,350		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	307,395,620	307,395,620		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production	303,115,957	303,115,957		
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	4,279,663	4,279,663		
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)	307,395,620	307,395,620		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Cash surrender value of Life Insurance Policies on the			
2	executive officers and key employees of Vermont Yankee			
3	Nuclear Power Corporation	2,683,072	569,341	3,252,413
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	2,683,072	569,341	3,252,413

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.
2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected debited or credited. Show separately debit or credits to stores expense clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments which Use Material (d)
1	Fuel Stock (Account 151)			
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance	15,400,303	16,013,805	Nuclear
7	Production Plant (Estimated)			
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Enter Total of lines 5 thru 10)	15,400,303	16,013,805	
12	Merchandise (Account 155)			
13	Other Materials and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applic to Gas Util)			
15	Stores Expense Undistributed (Account 163)	361,650	407,012	Nuclear
16				
17				
18				
19				
20	TOTAL Materials and Supplies (Per Balance Sheet)	15,761,953	16,420,817	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

EXTRAORDINARY PROPERTY LOSSES (Account 182.1)

Line No.	Description of Extraordinary Loss [Include in the description the date of Commission Authorization to use Acc 182.1 and period of amortization (mo, yr to mo, yr).] (a)	Total Amount of Loss (b)	Losses Recognised During Year (c)	WRITTEN OFF DURING YEAR Account Charged (d)	WRITTEN OFF DURING YEAR Amount (e)	Balance at End of Year (f)
1	Not applicable					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20	TOTAL					

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

UNRECOVERED PLANT AND REGULATORY STUDY COSTS (182.2)

Line No.	Description of Unrecovered Plant and Regulatory Study Costs [Include in the description of costs, the date of Commission Authorization to use Acc 182.2 and period of amortization (mo, yr to mo, yr)]	Total Amount of Charges	Costs Recognised During Year	WRITTEN OFF DURING YEAR		Balance at End of Year
				Account Charged	Amount	
	(a)	(b)	(c)	(d)	(e)	(f)
21	Nuclear Design Basis	21,562,657	180,220	407	1,591,959	16,394,779
22	Documentation and FSAR Accuracy					
23	& Completeness Initiatives					
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47						
48						
49	TOTAL	21,562,657	180,220		1,591,959	16,394,779

Schedule Page: 230 Line No.: 21 Column: a

Vermont Yankee initiated a Nuclear Design Basis Documentation effort during 1996 to incorporate all design documentation into a centralized system. In 1998 another initiative was begun to ensure FSAR accuracy and completeness within the time table prescribed by the NRC.

FERC Docket No. AC97-5-000 dated November 20, 1996 and Docket No. 99-8-000 dated April 19, 1999 authorized the use of account 182.2 and amortization of these costs to account 407. The amortization period started in November 1996 and will ren through March 2012, the expiration date of the plant's operating license.

BLANK PAGE

NEXT PAGE IS 232

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the rate making actions of regulatory agencies (and not includable in other accounts)
2. For regulatory assets being amortized, show period of amortization in column (a)
3. Minor items (5% of the Balance at End of Year for Account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	CREDITS Account Charged (c)	CREDITS Amount (d)	Balance at End of Year (e)
1	Regulatory Tax Assets				
2	Recorded amounts per SFAS 109 that				
3	represents the tax that will need to be		282	175,261	
4	collected for previous tax flow through items		283	123,501	2,563,609
5					
6					
7	DOE Nuclear Fuel Enrichment Site				
8	Decontamination and Decommissioning				
9	Fees (Amortized per RM 93-001)		518	1,257,981	
10	Account Adjustment	193,782	228		7,408,867
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44	TOTAL	193,782		1,556,743	9,972,476

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MISCELLANEOUS DEFFERED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a)
3. Minor item (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Balance at Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Vermont Low-Level Waste					
2	Disposal Facility Charges	25,830,233		2241	156,920	25,673,313
3						
4	Amounts collected and earned					
5	for nuclear plant					
6	decommissioning, net of tax					
7	payments	235,075,868	33,733,725			268,809,593
8						
9	Deferred decommissioning cost,					
10	net of amounts collected and					
11	earned	72,035,254	28,494,743	*Notes	40,468,754	60,061,243
12						
13	Intangible Asset Associated					
14	with Minimum Pension Liability	154,984	419,074			574,058
15						
16	Deferred plant sale costs		3,619,913		39,384	3,580,529
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	Misc. Work in Progress					
48	Deferred Regulatory Comm. Expenses (See pages 350 - 351)					
49	TOTAL	333,096,339				358,698,736

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) X An Original (2) __ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 233 Line No.: 11 Column: d

Amounts charged as would appear in column (d):

404	11,764,275
190	6,120,135
186	22,584,344
Total	40,468,754

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Balance at End of Year (c)
1	Electric		
2	Electric (see notes)	37,011,667	41,307,075
3			
4			
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	37,011,667	41,307,075
9	Gas		
10			
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15		
17	Other (Specify)		
18	TOTAL (Acct 190) (Total of lines 8, 16 and 17)	37,011,667	41,307,075

Notes

$14,346,459 and $20,466,594 of the beginning and ending balances respectively, are related to deferred taxes on decommissioning.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e., year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.

Line No.	Class and Series of Stock and Name of Stock Series (a)	Number of shares Authorized by Charter (b)	Par or Stated Value per share (c)	Call Price at End of Year (d)
1	Common Stock	400,100	100.00	
2				
3	TOTAL_COM	400,100	100.00	
4				
5				
6				
7	Cummulative Preferred Stock	300,000	100.00	
8				
9	TOTAL_PRE	300,000	100.00	
10				
11				
12				
13	Note			
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

CAPITAL STOCKS (Account 201 and 204) (Continued)

3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.
4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or non-cumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent)		HELD BY RESPONDENT				Line No.
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	
400,014	40,001,400	7,533	1,129,950			1
						2
400,014	40,001,400	7,533	1,129,950			3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42

Schedule Page: 250 Line No.: 13 Column: a

The redemption price per share shall be equal to the amount obtained by dividing the sum of the aggregate par value of the Common Stock then outstanding plus capital surplus, including other paid-in capital, by the number of shares of Common Stock outstanding immediately prior to such redemption.

So long as any shares of the Cumulative Preferred Stock are outstanding, the Company may redeem shares of Common Stock at any time, proportionately among the holders, provided that after such redemption (a) the Common Stock outstanding shall not be less than 30% of Total Capitalization and (b) the number of shares of Common Stock outstanding shall not be less than 5,000 shares. Also, no such redemption shall be made unless in general (i) all dividends on such stock have been paid or declared and (ii) all mandatory sinking fund payments on the Cumulative Preferred Stock have been made or funds therefore set apart for payment.

7,533 shares of Common Stock were reacquired in March 1991 and are presently held in Treasury.

In December 1989 the outstanding shares of Preferred Stock were retired.

No shares of Common Stock are reserved for options, warrants, conversions or other rights.

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION PREMIUM ON CAPITAL AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions under which a conversion liability existed under Account 203, Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of shares (b)	Amount (c)
1	Account 202 - Common Stock Subscribed		
2			
3	Account 203 - Common Stock Liability for Conversion		
4			
5	Account 205 - Preferred Stock Subscribed		
6			
7	Account 207 - Premium on Capital Stock		
8			
9	Account 207 - Premium on Preferred Stock		
10			
11	Account 212 - Installments Received on Capital Stock		
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46	TOTAL		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, Page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208)-State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated value of Capital Stock (Account 209): State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210): Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-in Capital (Account 211)-Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Account 208 - Donations Received from Stockholders	
2		
3		
4		
5	Account 209 - Reduction in Par Value or Stated Value of Common Stock	
6		
7		
8		
9	Account 210 - Gain on Resale or Cancellation of Reacquired Common Stoc	
10		
11	Balance at beginning of year	1,727,354
12	Changes during 2001	
13		
14	SUBTOTAL - Balance at end of year	1,727,354
15		
16		
17		
18		
19	Account 211 - Miscellaneous Paid-in Capital	
20		
21	Balance at beginning of year	12,498,965
22	Amortization of Capital Stock Expense	
23	Rounding	-1
24	SUBTOTAL - Balance at end of year	12,498,964
25		
26		
27		
28		
29	With approval of the staff of the Federal Power Commission, through	
30	November 30, 1972 an amount computed at an annual percentage of the	
31	proprietary investments of Common Stockholders was charged to	
32	construction work in process and credited to miscellaneous	
33	paid-in capital	
34		
35	The percentage of the proprietary investments of Common Stockholders	
36	charged to construction work in process was initially 6% and effective	
37	August 1, 1970 was increased to 8%.	
38		
39		
40	TOTAL	14,226,318

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Not Applicable	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance in respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	Common Stock, $100 par value	
2		
3		
4		
5		
6		
7		
8	There were no additional costs of issue of Common Stock recorded during the year.	
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	

BLANK PAGE

NEXT PAGE IS 256

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 221 - Bonds		
2			
3	Series I, 6.48% First Mortgage Bonds	75,845,000	610,648
4			
5			
6			
7	Account 224 - Other Long-Term Debt		
8			
9	Eurodollar Credit Agreement, Amended and Restarted	17,911,550	508,885
10	SEC File Number 70-7635		
11	(Revolving Credit up to $75,000,000)		
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	93,756,550	1,119,533

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
11/30/93	11/01/09	11/30/93	11/01/09	59,591,000	4,154,069	3
						4
						5
						6
						7
						8
02/22/90	07/19/01	02/22/90	07/19/01		1,104,807	9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				59,591,000	5,258,876	33

Schedule Page: 256 Line No.: 7 Column: a

Excludes $23,069,460 of accrued low-level waste facility expense associated with the tri-state compact between Vermont, Maine and Texas to site a facility in Texas for the disposal of low-level radioactive waste. See Notes 5 and 14 in the Notes to Financial Statements.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be field, indicating, however, intercompany amounts to be eliminated in such a consolidated return. State names of group member, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among the group members.
3. A substitute page, designed to meet a particular need of a company, may be used as Long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete Line 27 and provide the substitute Page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117)	6,118,671
2		
3		
4	Taxable Income Not Reported on Books	
5	Non-Qualified Decommissioning Trust Earnings	10,324,493
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Income Tax Expense	1,482,792
11	Depreciation and Amortization Expense	7,300,339
12	Non-Deductible Decommissioning Expense	7,174,114
13	Other	5,211,581
14	Income Recorded on Books Not Included in Return	
15	Municipal Interest	-1,250,897
16	Allowance for Funds Used During Construction	-191,032
17		
18		
19	Deductions on Return Not Charged Against Book Income	
20	Investigatory Plant Auction / Asset Sale Costs	-1,810,280
21		
22		
23		
24		
25		
26		
27	Federal Tax Net Income	34,359,781
28	Show Computation of Tax:	
29		
30	Federal Taxable Income $34,359,781	
31	* Fed. Tax Rate 35% * 0.35	
32	Subtotal $12,025,922	
33		
34	Less: Prior Year Adjustments ($2,278,766)	
35		
36	2001 Federal Current Tax Expense $9,747,156	
37		
38		
39		
40		
41		
42		
43		
44		

FOOTNOTE DATA

Schedule Page: 261 Line No.: 1 Column: b

Net Income listed here may differ from the net income listed on the income statement due to the timing of when income taxes are calculated for the books compared to net income when the books are closed. The difference will be trued up in the return to provision entry made in the following year.

Schedule Page: 261 Line No.: 10 Column: b

All 2001 Income Tax Expense, less deductible State Income Tax.

Schedule Page: 261 Line No.: 13 Column: b

Includes employee benefits, meals, lobbying, software, and other costs expensed on the books, but capitalized for tax.

BLANK PAGE

NEXT PAGE IS 262

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual, or estimated amounts of such taxes are know, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes.) Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b)amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See instruction 5) (a)	BALANCE AT BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjust-ments (f)
1	Federal:					
2	Income	193,799		9,747,156	10,114,679	
3	FICA.	42,441		2,604,913	2,631,763	
4	Unemployment	1,864		29,521	28,706	
5						
6	SUBTOTAL	238,104		12,381,590	12,775,148	
7						
8						
9	State:					
10	Income	588,641		2,846,842	2,633,310	
11	Unemployment	5,648		28,237	32,142	
12	Education Property Tax	580,622		1,686,945	2,267,567	
13	Generator Tax			3,042,390	3,042,390	
14						
15	SUBTOTAL	1,174,911		7,604,414	7,975,409	
16						
17						
18	Local - Town of Vernon:					
19	2000		304,000			
20	2001			1,204,000	1,200,000	
21						
22	Local - Town of Brattleboro					
23	2000		41,723			
24	2001			174,310	176,783	
25						
26	SUBTOTAL		345,723	1,378,310	1,376,783	
27						
28						
29						
30						
31						
32						
33	Notes					
34						
35						
36						
37						
38						
39						
40						
41	TOTAL	1,413,015	345,723	21,364,314	22,127,340	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. If any tax (exclude Federal and State income taxes)- covers more then one year, show the required information separately for each tax year, identifying the year in column (a).
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a foot- note. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. Report in columns (i) through (l) how the taxes were distributed. Report in column (l) only the amounts charged to Accounts 408.1 and 409.1 pertaining to electric operations. Report in column (l) the amounts charged to Accounts 408.1 and 109.1 pertaining to other utility departments and amounts charged to Accounts 408.2 and 409.2. Also shown in column (l) the taxes charged to utility plant or other balance sheet accounts.
9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED				
(Taxes accrued Account 236) (g)	Prepaid Taxes (Incl. in Account 165) (h)	Electric (Account 408.1, 409.1) (i)	Extraordinary Items (Account 409.3) (j)	Adjustments to Ret. Earnings (Account 439) (k)	Other (l)	Line No.
						1
521,075	694,799	9,747,156				2
15,591		2,543,845			61,068	3
2,679		28,898			623	4
						5
539,345	694,799	12,319,899			61,691	6
						7
						8
						9
1,016,634	214,461	2,846,842				10
1,743		27,614			623	11
		1,686,945				12
		3,042,390				13
						14
1,018,377	214,461	7,603,791			623	15
						16
						17
						18
						19
	300,000	1,204,000				20
						21
						22
						23
	44,196	174,310				24
						25
	344,196	1,378,310				26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
1,557,722	1,253,456	21,302,000			62,314	41

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) X An Original (2) _ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 262 Line No.: 2 Column: h

Balance shown is in account 143 and is for amounts paid in excess of amounts owed for federal income taxes. There was no balance in 163 for prepaid federal income tax.

Schedule Page: 262 Line No.: 3 Column: l

Charged to accounts 107, 163,182.2, 183, and 186.8.

Schedule Page: 262 Line No.: 4 Column: l

Charged to accounts 107, 163,182.2, 183, and 186.8.

Schedule Page: 262 Line No.: 10 Column: h

Balance shown is in account 143 and is for amounts paid in excess of amounts owed for state income tax. There was no balance in 163 for prepaid state income tax.

Schedule Page: 262 Line No.: 11 Column: l

Charged to accounts 107, 163, 182.2, 183, and 186.8.

Schedule Page: 262 Line No.: 33 Column: a

Excludes beginning and ending balances of $1,005,263 and $71,479 respectively, in accrued Massachusett & Vermont Sales and Use Tax and excludes beginning and ending balances of ($57,843) and ($0) respectively in Vermont Insurance Tax. Both of these taxes are charged off to the related use accounts.

Actual Massachusetts & Vermont Sales and Use Tax paid in 2001:	$372,380
Actual Vermont Insurance Tax paid in 2001:	$ 0

BLANK PAGE

NEXT PAGE IS 266

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g).Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year		Allocations to Current Year's Income		Adjustments (g)
			Account No. (c)	Amount (d)	Account No. (e)	Amount (f)	
1	Electric Utility						
2	3%						
3	4%	322,352				28,654	
4	7%						
5	10%	2,899,408	411.4	13,272		337,390	
6							
7							
8	TOTAL	3,221,760		13,272		366,044	
9	Other (List separately and show 3%, 4%, 7%, 10% and TOTAL)						
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS (Account 255) (continued)

Balance at End of Year (h)	Average Period of Allocation to Income (i)	ADJUSTMENT EXPLANATION	Line No.
			1
			2
293,698	11.25 Years		3
			4
2,575,290	8.59 Years		5
			6
			7
2,868,988			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43
			44
			45
			46
			47
			48

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER DEFFERED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description and Other Deferred Credits (a)	Balance at Beginning of Year (b)	DEBITS Contra Account (c)	DEBITS Amount (d)	Credits (e)	Balance at End of Year (f)
1	Accrued Spent Fuel Disposal Fee					
2	Interest (see Note 8 of Notes to					
3	Financial Statements)	76,066,571			4,716,761	80,783,332
4						
5						
6						
7	Deferred Decommissioning Liability					
8	(see Note 3 of Notes to Financial					
9	Statements)	321,408,561			28,494,743	349,903,304
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47	TOTAL	397,475,132			33,211,504	430,686,636

BLANK PAGE

NEXT PAGE IS 274

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes rating to property not subject to accelerated amortization
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 282			
2	Electric	33,507,115	9,849,854	12,181,143
3	Gas			
4				
5	TOTAL (Enter Total of lines 2 thru 4)	33,507,115	9,849,854	12,181,143
6				
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru	33,507,115	9,849,854	12,181,143
10	Classification of TOTAL			
11	Federal Income Tax	25,604,015	7,526,635	9,362,200
12	State Income Tax	7,903,100	2,323,219	2,818,943
13	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS				Balance at End of Year	Line No.
Amounts Debited to Account 410.2	Amounts Credited to Account 411.2	Debits		Credits			
		Account Credited	Amount	Account Debited	Amount		
(e)	(f)	(g)	(h)	(i)	(j)	(k)	
							1
		See Note	792,721			30,383,105	2
							3
							4
			792,721			30,383,105	5
							6
							7
							8
			792,721			30,383,105	9
							10
		See Note	551,606			23,216,844	11
		See Note	241,115			7,166,261	12
							13

NOTES (Continued)

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 274 Line No.: 2 Column: g

These represent entries required by SFAS 109. The offsets for these entires include accounts 182.3, and 254, regulatory assets and liabilities, and other deferred tax accounts.

Schedule Page: 274 Line No.: 11 Column: g

Footnote Linked. See note on 274, Row: 2, col/item: g

Schedule Page: 274 Line No.: 12 Column: g

Footnote Linked. See note on 274, Row: 2, col/item: g

BLANK PAGE

NEXT PAGE IS 276

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFFERED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For other (Specify),include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited to Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited to Account 411.1 (d)
1	Account 283			
2	Electric			
3		3,053,896	784,228	75,174
4				
5				
6				
7				
8				
9	TOTAL Electric (Total of lines 3 thru 8)	3,053,896	784,228	75,174
10	Gas			
11				
12				
13				
14				
15				
16				
17	TOTAL Gas (Total of lines 11 thru 16)			
18				
19	TOTAL (Acct 283) (Enter Total of lines 9, 17 and 18)	3,053,896	784,228	75,174
20	Classification of TOTAL			
21	Federal Income Tax	2,333,594	603,624	57,443
22	State Income Tax	720,302	180,604	17,731
23	Local Income Tax			

NOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for Page 276 and 277. Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited to Account 410.2 (e)	Amounts Credited to Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
		See Note	123,501			3,639,449	3
							4
							5
							6
							7
							8
			123,501			3,639,449	9
							10
							11
							12
							13
							14
							15
							16
							17
							18
			123,501			3,639,449	19
							20
		See Note	94,371			2,785,404	21
		See Note	29,130			854,045	22
							23

NOTES (Continued)

Schedule Page: 276 Line No.: 3 Column: g

These represent entries required by SFAS 109. The offsets for these entries include accounts 182.3, and 254, regulatory assets and liabilities, and other deferred tax accounts.

Schedule Page: 276 Line No.: 21 Column: g

These represent entries required by SFAS 109. The offsets for these entries include accounts 182.3, and 254, regulatory assets and liabilities, and other deferred tax accounts.

Schedule Page: 276 Line No.: 22 Column: g

These represent entries required by SFAS 109. The offsets for these entries include accounts 182.3, and 254, regulatory assets and liabilities, and other deferred tax accounts.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (Details) called for concerning other regulatory liabilities which are created through the rate-making actions of regulatory agencies (and not includable in other amounts)
2. For regulatory Liabilities being amortized show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is Less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS: Account Credited (b)	DEBITS: Amount (c)	Credits (d)	Balance at End of Year (e)
1	Regulatory Liabilities related to				
2	Income Taxes:				
3					
4	Excess Deferred Income Tax	411.1	229,546		2,453,832
5					
6	Tax on tax effect of flowback of				
7	excess deferred income tax				
8	and deferred investment tax credit	190	410,338		3,750,814
9					
10					
11	Other Regulatory Liabilities:				
12					
13	FERC Authorized collection for				
14	post-retirement benefits				
15	(other than Pension) in excess of				
16	actuarially determined expense	242	1,098,819		-1,138,852
17					
18	FERC Authorized collection for				
19	Estimated Low-Level Waste				
20	Disposal costs in excess of actual				
21	and estimated Low-Level Waste				
22	Disposal costs based on actual				
23	volume generated	242		2,789,748	4,540,519
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		1,738,703	2,789,748	9,606,313

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The -average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c),(e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales		
3	(442) Commercial and Industrial Sales		
4	Small (or Comm.) (See Instr. 4)		
5	Large (or Ind.) (See Instr. 4)		
6	(444) Public Street and Highway Lighting		
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers		
11	(447) Sales for Resale	178,840,019	178,293,622
12	TOTAL Sales of Electricity	178,840,019	178,293,622
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Prov. for Refunds	178,840,019	178,293,622
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues		
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property		
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues		
22			
23			
24			
25			
26	TOTAL Other Operating Revenues		
27	TOTAL Electric Operating Revenues	178,840,019	178,293,622

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATING REVENUES (Account 400)

4. Commercial and industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote.)
5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increase or decreases.
6. For Lines 2,4,5,and 6, see Page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such Sales in a footnote.

MEGAWATT HOURS SOLD		AVG.NO. CUSTOMERS PER MONTH		Line No.
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	
				1
				2
				3
				4
				5
				6
				7
				8
				9
				10
4,171,120	4,548,065	8	9	11
4,171,120	4,548,065	8	9	12
				13
4,171,120	4,548,065	8	9	14

Line 12, column (b) includes $ 0 of unbilled revenues.

Line 12, column (d) includes 0 MWH relating to unbilled revenues

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e., sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (Page 326-327).
2. Enter the name of the purchaser in column (a). Do note abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for tong-term service. "Long-term" means five years or Longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for Long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or setter can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but Less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for Long-term service from a designated generating unit. "Long-term" means five years or Longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means Longer than one year but Less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW): Average Monthly NCP Demand (e)	Actual Demand (MW): Average Monthly CP Demand (f)
1	Central Vermont Public Service Corp.	RQ	1			
2	Green Mountain Power Corporation	RQ	1			
3	New England Power Company	RQ	1			
4	The Connecticut Light and Power Company	RQ	1			
5	Central Maine Power Company	RQ	1			
6	Public Service Company of New Hampshire	RQ	1			
7	Cambridge Electric Light Company	RQ	1			
8	Western Massachusetts Electric Company	RQ	1			
9						
10	Note					
11						
12						
13						
14						
	Subtotal RQ			0	0	0
	Subtotal non-RQ			0	0	0
	Total			0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the Length of the contract and service from designated units of Less than one year. Describe the nature of the service in a footnote.
AD - for Out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.
4. Group requirements RQ sales together and report them starting at line number one. After listing all RQ sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this Listing. Enter "Total" in column (a) as the Last Line of the schedule. Report subtotals and total for columns (9) through (k)
5. In Column (c), identify the FERC Rate Schedule or Tariff Number. On separate Lines, List all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of-service involving demand charges imposed on a monthly (or Longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP)
demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatt hours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustments, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the Last -line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales For Resale on Page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales For Resale on Page 401,iine 24.
10. Footnote entries as required and provide explanations following all required data.

MegaWatt Hours Sold (g)	REVENUE Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h+i+j) (k)	Line No.
1,459,892			62,594,007	62,594,007	1
834,224			35,768,004	35,768,004	2
938,502			40,239,004	40,239,004	3
396,256			16,989,802	16,989,802	4
166,845			7,153,601	7,153,601	5
166,845			7,153,601	7,153,601	6
104,278			4,471,000	4,471,000	7
104,278			4,471,000	4,471,000	8
					9
					10
					11
					12
					13
					14
4,171,120	0	0	178,840,019	178,840,019	
0	0	0	0	0	
4,171,120	**0**	**0**	**178,840,019**	**178,840,019**	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) X An Original (2) __ A Resubmission	04/30/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 310 Line No.: 3 Column: a

On May 1, 2000 Montaup Electric Company, with 2.5% entitlement percentage under the Power Contracts, was merged into New England Power Company, which prior to the merger had 20% entitlement percentage under the Power Contracts. Following the merger, New England Power Company's entitlement percentage is 22.5%.

Schedule Page: 310 Line No.: 10 Column: a

Vermont Yankee has entered into contracts with its eight Sponsor Companies listed on this page whereby the Sponsors agree to purchase, in accordance with their entitlement percentage, the capacity and output of the plant.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering		
5	(501) Fuel		
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses		
11	(507) Rents		
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)		
14	Maintenance		
15	(510) Maintenance Supervision and Engineering		
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant		
20	TOTAL Maintenance (Enter Total of Lines 15 thru 19)		
21	TOTAL Power Production Expenses-Steam Power (Entr Tot lines 13 & 20)		
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering	19,174,395	22,798,449
25	(518) Fuel	17,526,714	20,907,299
26	(519) Coolants and Water	94,363	76,832
27	(520) Steam Expenses	15,303,077	14,667,727
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses	9,682	9,978
31	(524) Miscellaneous Nuclear Power Expenses	17,621,266	14,774,191
32	(525) Rents	5,195,066	5,195,115
33	TOTAL Operation (Enter Total of lines 24 thru 32)	74,924,563	78,429,591
34	Maintenance		
35	(528) Maintenance Supervision and Engineering	9,478,068	9,484,748
36	(529) Maintenance of Structures	786,574	1,026,403
37	(530) Maintenance of Reactor Plant Equipment	13,233,705	4,884,837
38	(531) Maintenance of Electric Plant	6,244,866	3,471,195
39	(532) Maintenance of Miscellaneous Nuclear Plant	1,551,421	725,292
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	31,294,634	19,592,475
41	TOTAL Power Production Expenses-Nuc. Power (Entr tot lines 33 & 40)	106,219,197	98,022,066
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of Lines 44 thru 49)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Mainentance Supervision and Engineering		
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter Total of lines 53 thru 57)		
59	TOTAL Power Production Expenses-Hydraulic Power (tot of lines 50 & 58)		
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel		
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses		
66	(550) Rents		
67	TOTAL Operation (Enter Total of lines 62 thru 66)		
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant		
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		
73	TOTAL Maintenance (Enter Total of lines 69 thru 72)		
74	TOTAL Power Production Expenses-Other Power (Enter Tot of 67 & 73)		
75	E. Other Power Supply Expenses		
76	(555) Purchased Power		
77	(556) System Control and Load Dispatching		
78	(557) Other Expenses		
79	TOTAL Other Power Supply Exp (Enter Total of lines 76 thru 78)		
80	TOTAL Power Production Expenses (Total of lines 21, 41, 59, 74 & 79)	106,219,197	98,022,066
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering		
84	(561) Load Dispatching		
85	(562) Station Expenses		
86	(563) Overhead Lines Expenses		
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses		
90	(567) Rents		
91	TOTAL Operation (Enter Total of lines 83 thru 90)		
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment	884,835	131,745
96	(571) Maintenance of Overhead Lines		
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant		
99	TOTAL Maintenance (Enter Total of lines 93 thru 98)	884,835	131,745
100	TOTAL Transmission Expenses (Enter Total of lines 91 and 99)	884,835	131,745
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION Expenses (Continued)		
105	(581) Load Dispatching		
106	(582) Station Expenses		
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses		
109	(585) Street Lighting and Signal System Expenses		
110	(586) Meter Expenses		
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses		
113	(589) Rents		
114	TOTAL Operation (Enter Total of lines 103 thru 113)		
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment		
119	(593) Maintenance of Overhead Lines		
120	(594) Maintenance of Underground Lines		
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters		
124	(598) Maintenance of Miscellaneous Distribution Plant		
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)		
126	TOTAL Distribution Exp (Enter Total of lines 114 and 125)		
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses		
131	(903) Customer Records and Collection Expenses		
132	(904) Uncollectible Accounts		
133	(905) Miscellaneous Customer Accounts Expenses		
134	TOTAL Customer Accounts Expenses (Total of lines 129 thru 133)		
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses		
139	(909) Informational and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Informational Expenses		
141	TOTAL Cust. Service and Information. Exp. (Total lines 137 thru 140)		
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)		
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries	6,368,021	4,951,406
152	(921) Office Supplies and Expenses	2,700,933	3,037,235
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

If the amount for previous year is not derived from previously reported figures, explain in footnote.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	3,224,844	5,059,945
156	(924) Property Insurance	-1,278,124	-1,375,035
157	(925) Injuries and Damages	744,070	644,770
158	(926) Employee Pensions and Benefits	5,878,112	4,970,656
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses	4,164,519	4,363,864
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses	296,312	195,150
163	(930.2) Miscellaneous General Expenses	202,163	194,756
164	(931) Rents		
165	TOTAL Operation (Enter Total of lines 151 thru 164)	22,300,850	22,042,747
166	Maintenance		
167	(935) Maintenance of General Plant		
168	TOTAL Admin & General Expenses (Total of lines 165 thru 167)	22,300,850	22,042,747
169	TOTAL Elec Op and Maint Expn (Tot 80, 100, 126, 134, 141, 148, 168)	129,404,882	120,196,558

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employes on line 3, and show the number of such special construction employees in a footnote.

3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	12/31/2001
2. Total Regular Full-Time Employees	463
3. Total Part-Time and Temporary Employees	12
4. Total Employees	475

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	141,109
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Pub & Dist Info to Stkhldrs...expn servicing outstanding Securities	59,667
5	Oth Expn >=5,000 show purpose, recipient, amount. Group if < $5,000	1,387
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	202,163

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		20,406		20,406
2	Steam Product Plant				
3	Nuclear Production Plant	13,011,335			13,011,335
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	127,442			127,442
8	Distribution Plant				
9	General Plant				
10	Common Plant-Electric				
11	TOTAL	13,138,777	20,406		13,159,183

B. Basis for Amortization Charges

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	Notes						
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Schedule Page: 336 Line No.: 12 Column: a

Vermont Yankee owns and operates a nuclear generating plant. It is being depreciated on the straight-line method at rates designed to fully depreciate all depreciable properties over the lesser of the estimated useful lives or the Plant's remaining NRC license life, which extends to March 2012. Depreciation expense was equivalent to an overall effective rate of 3.08% in 2001.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges account. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425): Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions: Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430) -- For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431) -- Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Account 425 Miscellaneous Amortization	
2		
3	Account 426.1 - Donations:	
4	Brattleboro Area Drop In Center	5,800
5	Donation of Astro Van to Drop In Center	4,900
6	VY Christmas Stocking	3,500
7	Donations (Various less than $1,000)	1,326
8	Total Account 426.1	15,526
9		
10	Account 426.2 - Change in Cash Surrender Value of	
11	Corporate Owned Life Insurance:	
12	Corporate Owned Life Insurance	211,076
13	Total Account 426.2	211,076
14		
15	Account 426.4 - Expenditures for Certain Civic	
16	Political and Related Activities:	
17	Lobbying - Consulting Services	162,453
18	Lobbying - Associations and Memberships	6,266
19	Total Account 426.4	168,719
20		
21	Account 426.5 - Other Deductions:	
22	Deferred Compensation	-11,298
23	Total Account 426.5	-11,298
24		
25	Account 430 - Interest on Debt of Associated Co.	
26	Total Account 430	
27		
28	Account 431 - Other Interest Expense	
29	Chittendon Bank - Line of Credit Int. & Fees	517,299
30	First National Bank of Boston - Line of Credit	-12,650
31	Bank of New York - Secured Credit Agreement	72,917
32	Income & Sales Tax Interest Expense	16,647
33	Total Account 431	594,213
34		
35		
36		
37		
38		
39		
40		
41		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to format cases before a regulatory body, or cases in which such a body was a party.
2. Report in columns (b) and (c), only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description (Furnish name of regulatory commission or body the docket or case number and a description of the case) (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expense for Current Year (b) + (c) (d)	Deferred in Account 182.3 at Beginning of Year (e)
1	Nuclear Regulatory Commission Annual				
2	Inspection, Licensing and application fees	3,917,880		3,917,880	
3					
4	Federal Energy Regulatory Commission Annual				
5	Fee	246,639		246,639	
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	4,164,519		4,164,519	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

REGULATORY COMMISSION EXPENSES (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.
4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

EXPENSES INCURRED DURING YEAR				AMORTIZED DURING YEAR			
CURRENTLY CHARGED TO			Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
Department (f)	Account No. (g)	Amount (h)					
							1
Nuclear	928	3,917,880					2
							3
							4
Nuclear	928	246,639					5
							6
							7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		4,164,519					46

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production	24,798,473		
4	Transmission			
5	Distribution			
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General	6,425,390		
10	TOTAL Operation (Enter Total of lines 3 thru 9)	31,223,863		
11	Maintenance			
12	Production	8,102,288		
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)	8,102,288		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	32,900,761		
19	Transmission (Enter Total of lines 4 and 13)			
20	Distribution (Enter Total of lines 5 and 14)			
21	Customer Accounts (Transcribe from line 6)			
22	Customer Service and Informational (Transcribe from line 7)			
23	Sales (Transcribe from line 8)			
24	Administrative and General (Enter Total of lines 9 and 15)	6,425,390		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	39,326,151	392,276	39,718,427
26	Gas			
27	Operation			
28	Production-Manufactured Gas			
29	Production-Nat. Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution			
34	Customer Accounts			
35	Customer Service and Informational			
36	Sales			
37	Administrative and General			
38	TOTAL Operation (Enter Total of lines 28 thru 37)			
39	Maintenance			
40	Production-Manufactured Gas			
41	Production-Natural Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution			
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)			

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll charged for Clearing Accounts (c)	Total (d)
48	Total Operation and Maintenance			
49	Production-Manufactured Gas (Enter Total of lines 28 and 40)			
50	Production-Natural Gas (Including Expl. and Dev.) (Total lines 29,			
51	Other Gas Supply (Enter Total of lines 30 and 42)			
52	Storage, LNG Terminaling and Processing (Total of lines 31 thru			
53	Transmission (Lines 32 and 44)			
54	Distribution (Lines 33 and 45)			
55	Customer Accounts (Line 34)			
56	Customer Service and Informational (Line 35)			
57	Sales (Line 36)			
58	Administrative and General (Lines 37 and 46)			
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)			
60	Other Utility Departments			
61	Operation and Maintenance			
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	39,326,151	392,276	39,718,427
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant	238,887	15,835	254,722
66	Gas Plant			
67	Other			
68	TOTAL Construction (Total of lines 65 thru 67)	238,887	15,835	254,722
69	Plant Removal (By Utility Departments)			
70	Electric Plant			
71	Gas Plant			
72	Other			
73	TOTAL Plant Removal (Total of lines 70 thru 72)			
74	Other Accounts (Specify):			
75	Nuclear Design Basis Documentation	5,513		5,513
76	Plant Auction / Asset Sale	84,538		84,538
77				
78				
79				
80				
81				
82				
83				
84				
85				
86				
87				
88				
89				
90				
91				
92				
93				
94				
95	TOTAL Other Accounts	90,051		90,051
96	TOTAL SALARIES AND WAGES	39,655,089	408,111	40,063,200

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	MegaWatt Hours (b)	Line No.	Item (a)	MegaWatt Hours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	
3	Steam				
4	Nuclear	4,171,120	23	Requirements Sales for Resale (See instruction 4, page 311.)	4,171,120
5	Hydro-Conventional				
6	Hydro-Pumped Storage		24	Non-Requirements Sales for Resale (See instruction 4, page 311.)	
7	Other				
8	Less Energy for Pumping		25	Energy Furnished Without Charge	
9	Net Generation (Enter Total of lines 3 through 8)	4,171,120	26	Energy Used by the Company (Electric Dept Only, Excluding Station Use)	
10	Purchases		27	Total Energy Losses	
11	Power Exchanges:		28	TOTAL (Enter Total of Lines 22 Through 27) (MUST EQUAL LINE 20)	4,171,120
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)				
15	Transmission For Other (Wheeling)				
16	Received				
17	Delivered				
18	Net Transmission for Other (Line 16 minus line 17)				
19	Transmission By Others Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	4,171,120			

Name of Respondent Vermont Yankee Nuclear Power Corporation	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2002	Year of Report Dec. 31, 2001

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on Line 41 matches the total on Line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales For Resale reported on Line 24. include in the monthly amounts any energy losses associated with the sales so that the total on Line 41 exceeds the amount on Line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt Load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c)
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

NAME OF SYSTEM: VERMONT YANKEE NUCLEAR POWER CORPORATION

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirments Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instr. 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January	391,996		533	24	1300
30	February	355,360		533	14	2400
31	March	357,555		550	15	2400
32	April	328,187		529	1	0400
33	May	129,478		530	23	1400
34	June	372,189		529	1	0900
35	July	379,097		524	6	2300
36	August	371,824		510	1	0900
37	September	365,191		520	27	1300
38	October	384,957		537	31	0700
39	November	378,276		532	19	0600
40	December	357,010		534	26	0600
41	TOTAL	4,171,120				

Schedule Page: 401 Line No.: 29 Column: d

Monthly Peak Megawatts, represents the megawatt peak for the generation of electricity for the month, which does not equal the difference between columns (b) and (c).

BLANK PAGE

NEXT PAGE IS 402

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for plant in Service only. 2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report in this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants. 3. Indicate by a footnote any plant leased or operated as a joint facility. 4. If net peak demand for 60 minutes is not available, give data which is available, specifying period. 5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant. 6. If gas is used and purchased on a therm basis report the Btu content or the gas and the quantity of fuel burned converted to Mct. 7. Quantities of fuel burned (Line 37) and average cost per unit of fuel burned (Line 40) must be consistent with charges to expense accounts 501 and 547 (Line 41) as show on Line 19. 8. If more than one fuel is burned in a plant furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: VERMONT YANKEE (b)	Plant Name: (c)
1	Kind of Plant (Internal Comb, Gas Turb, Nuclear	NUCLEAR	
2	Type of Constr (Conventional, Outdoor, Boiler, etc)	CONVENTIONAL	
3	Year Originally Constructed	1972	
4	Year Last Unit was Installed	1972	
5	Total Installed Cap (Max Gen Name Plate Ratings-MW)	563.40	0.00
6	Net Peak Demand on Plant - MW (60 minutes)	0	0
7	Plant Hours Connected to Load	0	0
8	Net Continuous Plant Capability (Megawatts)	510	0
9	When Not Limited by Condenser Water	531	0
10	When Limited by Condenser Water	500	0
11	Average Number of Employees	438	0
12	Net Generation, Exclusive of Plant Use - KWh	4171120000	0
13	Cost of Plant: Land and Land Rights	1238860	0
14	Structures and Improvements	67655364	0
15	Equipment Costs	354423506	0
16	Total Cost	423317730	0
17	Cost per KW of Installed Capacity (line 5)	751.3627	0.0000
18	Production Expenses: Oper, Supv, & Engr	19174395	0
19	Fuel	17526714	0
20	Coolants and Water (Nuclear Plants Only)	94363	0
21	Steam Expenses	15303077	0
22	Steam From Other Sources	0	0
23	Steam Transferred (Cr)	0	0
24	Electric Expenses	9682	0
25	Misc Steam (or Nuclear) Power Expenses	17621266	0
26	Rents	5195066	0
27	Allowances	0	0
28	Maintenance Supervision and Engineering	9478068	0
29	Maintenance of Structures	786574	0
30	Maintenance of Boiler (or reactor) Plant	13233705	0
31	Maintenance of Electric Plant	6244866	0
32	Maintenance of Misc Steam (or Nuclear) Plant	1551420	0
33	Total Production Expenses	106219196	0
34	Expenses per Net KWh	0.0255	0.0000

Line No.	Item (a)	(b)	(b)	(b)	(c)	(c)	(c)
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)	Nuclear					
36	Unit (Coal-tons/Oil-barrel/Gas-mcf/Nuclear-indicate)	gm U					
37	Quantity (units) of Fuel Burned	671048	0	0	0	0	0
38	Avg Heat Cont - Fuel Burned (btu/indicate if nuclear)	65	0	0	0	0	0
39	Avg Cost of Fuel/unit, as Delvd f.o.b. during year	0.000	0.000	0.000	0.000	0.000	0.000
40	Average Cost of Fuel per Unit Burned	19.180	0.000	0.000	0.000	0.000	0.000
41	Average Cost of Fuel Burned per Million BTU	0.295	0.000	0.000	0.000	0.000	0.000
42	Average Cost of Fuel Burned per KWh Net Gen	3.085	0.000	0.000	0.000	0.000	0.000
43	Average BTU per KWh Net Generation	10476.000	0.000	0.000	0.000	0.000	0.000

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)*(Continued)*

9. Items under Cost of Plant are based on U. S. of A. Accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses Classified as Other Power Supply Expenses. 10. For IC and GT plants, report Operating Expenses, Account Nos. 547 and 549 on Line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on Line 31, "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants. 11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant. 12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type fuel used, fuel enrichment type and quantity for the report period and other physical and operating characteristics of plant.

Plant Name: (d)	Plant Name: (e)	Plant Name: (f)	Line No.
			1
			2
			3
			4
0.00	0.00	0.00	5
0	0	0	6
0	0	0	7
0	0	0	8
0	0	0	9
0	0	0	10
0	0	0	11
0	0	0	12
0	0	0	13
0	0	0	14
0	0	0	15
0	0	0	16
0.0000	0.0000	0.0000	17
0	0	0	18
0	0	0	19
0	0	0	20
0	0	0	21
0	0	0	22
0	0	0	23
0	0	0	24
0	0	0	25
0	0	0	26
0	0	0	27
0	0	0	28
0	0	0	29
0	0	0	30
0	0	0	31
0	0	0	32
0	0	0	33
0.0000	0.0000	0.0000	34

(d)			(e)			(f)			Line No.
									35
									36
0	0	0	0	0	0	0	0	0	37
0	0	0	0	0	0	0	0	0	38
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	39
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	40
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	41
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	42
0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	43

Schedule Page: 402 Line No.: -1 Column: b

A. The cost of power generated includes all operation and maintenance cost for nuclear power generation as provided in the Uniform System of Accounts for Electric Companies.

B. Beginning August 1976, due to major uncertainties relating to (a) the availability of reprocessing facilities and (b) estimating the future salvage values of the component of spent nuclear fuel, the Company, in developing its nuclear fuel amortization rate, limited to zero its estimate of net salvage value of spent nuclear fuel. Commencing October 1977 the Company began accruing costs of disposal of nuclear fuel as an added component of nuclear fuel expense. See note 2(c) in the Notes to Financial Statements.

C. The reactor is a boiling, light water moderated and cooled reactor with enriched uranium fuel.

The fuel loading of 148,000 pounds of uranium is fabricated into uranium dioxide pellets, which are contained in more than 23,000 rods. The fuel bearing rods are grouped in bundles or assemblies containing 62 or 63 fueled rods and 1 or 2 unfueled rods each, with a total of 368 such assemblies in the reactor core.

Control of the nuclear reaction is provided by 89 movable neutron absorbing control rods. They consist of a sheathed cruciform array of stainless steel tubes filled with boron-carbide powder. Passage of the control rods in and out of the core is accomplished through guides between fuel assemblies.

In passing through the reactor, the feedwater, which also serves as the moderator, is heated to boiling at a pressure of 1020 psia. This saturated steam is carried to the main turbine and, from this point, resembles a conventional steam electric plant.

D. The station generated its first electric power in September 1972.

Schedule Page: 402 Line No.: 5 Column: b

Capacity is limited by the reactor/turbine maximum output heat balance rating of 549 MW.

Schedule Page: 402 Line No.: 40 Column: b1

This footnote applies to lines 40 through 42.

Based on net fuel expense of $12,868,648. (Total fuel expense of $17,526,713.57 less: $3,955,041.72 for fuel disposal, $884,320.00 for final core amortization, and $1,257,981.24 for DOE Decontamination and Decommissioning, and plus: $1,439,277.43 for fuel sales tax credit).

Schedule Page: 402 Line No.: 41 Column: b1

Footnote Linked. See note on 402, Row: 40, col/item: b1

Schedule Page: 402 Line No.: 42 Column: b1

Footnote Linked. See note on 402, Row: 40, col/item: b1

BLANK PAGE

NEXT PAGE IS 430

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, Liquid, or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.
2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available. Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations. Examples of these costs would include a portion of the costs of tall smokestacks, underground Lines, and landscaped substations. Explain such costs in a footnote.
3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.
4. Report all costs under the major classifications provided below and include, as a minimum, the items Listed-hereunder:

A. Air pollution control facilities:
(1) Scrubbers, precipitators, tall smokestacks, etc.
(2) Changes necessary to accommodate use of environmentally clean fuels such as Low ash or low sulfur fuels including storage and handling equipment
(3) Monitoring equipment
(4) Other.

B. Water pollution control facilities:
(1) Cooling towers, ponds, piping, pumps, etc.
(2) Waste water treatment equipment
(3) Sanitary waste disposal equipment
(4) Oil interceptors
(5) Sediment control facilities
(6) Monitoring equipment
(7) Other.

C. Solid waste disposal costs:
(1) Ash handling and disposal equipment
(2) Land
(3) Settling ponds
(4) Other.

D. Noise abatement equipment:
(1) Structures
(2) mufflers
(3) Sound proofing equipment
(4) Monitoring equipment
(5) Other.

E. Esthetic costs:
(1) Architectural costs
(2) Towers
(3) Underground lines
(4) Landscaping
(5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
(1) Preparation of environmental reports
(2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
(3) Parks and related facilities
(4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).
6. Report construction work in progress relating to environmental facilities at Line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities				11,975,172	11,975,172
2	Water Pollution Control Facilities				12,153,696	8,791,625
3	Solid Waste Disposal Costs				1,125,684	1,125,684
4	Noise Abatement Equipment					
5	Esthetic Costs				251,622	251,622
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)				301,746	301,746
8	TOTAL (Total of lines 1 thru 7)				25,807,920	22,445,849
9	Construction Work in Progress					

Schedule Page: 430 Line No.: 8 Column: b

No additions related to Environmental Protection Facilities.

Schedule Page: 430 Line No.: 8 Column: c

No retirements related to Environmental Protection Facilities.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Vermont Yankee Nuclear Power Corporation	(1) [X] An Original (2) [ ] A Resubmission	04/30/2002	Dec. 31, 2001

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on Page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under Item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under Item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under Item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	1,416,461	
2	Labor, Maint, Mtrls, & Supplies Cost Related to Env Fac & Programs	2,521,684	2,521,684
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs	1,178,349	
8	Taxes and Fees	682,536	
9	Administrative and General		
10	Other (Identify significant)	821,635	
11	TOTAL	6,620,665	2,521,684

Schedule Page: 431 Line No.: 10 Column: b

Other (Identify significant): Cost of Capital.

INDEX

A.7

YANKEE ATOMIC ELECTRIC COMPANY

2001 Annual Report



YANKEE

CONTENTS

YANKEE ATOMIC ELECTRIC COMPANY
19 MIDSTATE DRIVE
AUBURN, MASSACHUSETTS 01501

DESCRIPTION OF BUSINESS

Yankee Atomic Electric Company (the Company or Yankee), was incorporated as a Massachusetts electric company on September 17, 1954. It was organized to provide a vehicle for a cooperative effort to certain of the major New England utilities in constructing and operating an atomic power plant of commercial size.

The organization of the Company was sponsored by New England utilities for the purpose of constructing and operating New England's first nuclear power plant. The plant is located on the Deerfield River in the Berkshire Hills in the town of Rowe, Massachusetts. On February 26, 1992, the Board of Directors of the Company decided to permanently discontinue power operation of the plant and, in time, decommission the facility. The decision to permanently retire the plant was based on continuing regulatory uncertainty and economics. The Company submitted its plan to decommission the plant to the Nuclear Regulatory Commission (NRC) and, with approval of the Commission, has commenced decommissioning activities. The nine sponsoring utilities, which own all of the common stock of the Company, are obligated to pay the Company an amount equal to the total operating expenses, including decommissioning, plus a return on investment.

COMMON STOCK OWNERSHIP

	Ownership Percentage	Shares Issued
New England Power Company (successor to Montaup Electric Company)	34.5%	2,646
The Connecticut Light and Power Company	24.5	1,879
Boston Edison Company	9.5	729
Central Maine Power Company	9.5	729
Public Service Company of New Hampshire	7.0	537
Western Massachusetts Electric Company	7.0	537
Central Vermont Public Service Corporation	3.5	268
Commonwealth Electric Company	2.5	192
Cambridge Electric Light Company	2.0	153
	100.0%	7,670

SELECTED FINANCIAL DATA (in thousands, except where noted)

	Years Ended December 31,	
	2001	2000
Operating revenue	$ –	$ 23,793
Operating income	$ –	$ 409
Net income	$ 220	$ 892
Dividends paid	$ –	$ 2,388
Total assets	$121,979	$168,525
Earnings per share, basic and diluted ($ per share)	$ 26.08	$ 6.75
Return on operating income (percent)	–%	2.55%
Return on equity (percent)	2.89%	5.56%

FINANCIAL AND OPERATIONAL REVIEW

Financial

The Company filed with the Federal Energy Regulatory Commission (FERC) to recover any unrecovered assets and all costs incurred after the February 26, 1992 shutdown decision until the plant is decommissioned. These financial statements have been prepared consistent with the approved settlement to the filing.

In 2001, operating revenues from electric sales decreased by $23.8 million due to the power contracts expiration on July 9, 2000. However, although the power contract license expiration occurred on July 9, 2000, the applicable provisions of the Yankee Atomic Power Contract shall continue in effect to the extent necessary to complete the billings and payments required with respect to the Customer's obligation to pay its power percentage of the full and final cost of decommissioning the plant. Although generation ended in 1991, fuel expense includes the Department of Energy's (DOE) assessment for funding the Uranium Enrichment Decontamination and Decommissioning Fund. As of 2000, DOE payments have been recorded and paid as a component of decommissioning expense.

Decommissioning

Major decommissioning efforts during 2001 focused on dry cask storage planning and preparation for the transfer of the fuel from the spent fuel pool to the Independent Fuel Storage Installation (ISFSI). The Company is implementing the dry fuel storage plans to complete a successful deployment of an ISFSI by the close of 2002.

FERC

On March 1, 2000, FERC approved the rate filing submitted on December 30, 1999. The rate filing included a revised decommissioning cost estimate with collections terminating (subject to the continuing provisions of the Power Contracts) as scheduled in June 2000. Overall rates decreased by approximately $11.5 million dollars.

Report of Independent Public Accountants

To the Board of Directors of
YANKEE ATOMIC ELECTRIC COMPANY:

We have audited the accompanying balance sheets of Yankee Atomic Electric Company (a Massachusetts corporation) as of December 31, 2001 and 2000 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Atomic Electric Company as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 11, 2002

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(Dollars in Thousands, Except Share and Per Share Amounts)

	Years Ended December 31, 2001	2000
INCOME FROM CONTINUING OPERATIONS		
Operating revenues	$ –	$ 23,793
Operating expenses:		
Operations	–	(588)
Decommissioning (Note E)	–	19,055
Amortization of unrecovered assets	–	2,981
Income taxes (Note D)	–	1,936
Total operating expenses	–	23,384
Operating income	–	409
Other income, net	220	483
Net income	$ 220	$ 892
Retained earnings:		
Retained earnings at beginning of year	$ 73	$ 1,569
Net income	220	892
	293	2,461
Dividends paid	–	2,388
Retained earnings at end of year	$ 293	$ 73
Per share data:		
Basic and diluted earnings per share	$ 26.08	$ 6.75
Dividends per share	$ –	$ 18.07
Common Shares Outstanding	7,670	80,534

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

(Dollars in Thousands)

	Years Ended December 31, 2001	2000
ASSETS		
Utility plant, at original cost:		
Land	$ 137	$ 137
Current assets:		
Cash and cash equivalents	179	1,577
Accounts receivable:		
Decommissioning trust	762	1,060
Other	586	9,916
Prepayments	428	12
Total current assets	1,955	12,565
Deferred charges and other assets:		
Trust funds:		
Plant decommissioning (Note E)	114,113	150,192
Other	1,834	1,849
Other deferred charges and other assets:		
Deferred income tax assets	104	–
Pensions and post-retirement benefit assets (Note F)	3,058	3,004
Other	778	778
Total deferred charges and other assets	119,887	155,823
TOTAL ASSETS AND OTHER DEBITS	$ 121,979	$ 168,525
LIABILITIES		
Common stock	$ 15,340	$ 15,340
Treasury stock, 145,730 and 72,866 shares at 2001 and 2000, respectively	(14,573)	(7,287)
Retained earnings	293	73
Total capitalization	1,060	8,126
Current liabilities:		
Accounts payable	102	185
Accounts payable to decommissioning trust	576	2,513
Other liabilities	1,234	693
Total current liabilities	1,912	3,391
Reserves and deferred credits:		
Reserves:		
Plant decommissioning (Note E)	114,113	150,192
Other	1,834	1,849
Deferred credits:		
Deferred federal and state income tax (Note D)	–	1,963
Accrued retirement and post-employment liabilities (Note F)	3,060	3,004
Commitments and contingencies (Note G)	–	–
Total reserves and deferred credits	119,007	157,008
TOTAL LIABILITIES AND OTHER CREDITS	$ 121,979	$ 168,525

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 220	$ 892
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization of unrecovered assets	–	2,981
Decrease in decommissioning reserves	(36,079)	(9,562)
(Decrease)/increase in other reserves	(15)	472
(Decrease)/increase in deferred federal and state income taxes	(1,963)	326
Investment tax credits, net	–	(25)
(Increase)/decrease in:		
Accounts receivable	9,628	(3,307)
Prepayments	(416)	103
Other assets	(158)	5,385
Increase/(decrease) in:		
Accounts payable	(2,020)	(762)
Other liabilities	597	(2,995)
Net cash used in operating activities	(30,206)	(6,492)
Cash flows from investing activities:		
Decrease in decommissioning trusts	36,079	9,562
Decrease/(increase) in other trusts	15	(472)
Net cash provided by investing activities	36,094	9,090
Cash flows from financing activities:		
Dividends paid	–	(2,388)
Principal payments on reacquired capital stock	(7,286)	(7,287)
Net cash used in financing activities	(7,286)	(9,675)
Net decrease in cash and cash equivalents	(1,398)	(7,077)
Cash and cash equivalents at beginning of year	1,577	8,654
Cash and cash equivalents at end of year	$ 179	$ 1,577
Cash paid during the period for:		
Federal and state income taxes (refunded)/paid	$ (3,683)	$ 803

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. System of Accounts

The accounts of the Company are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. As a result of the decision to permanently discontinue power operation and to continue with the operation of decommissioning the plant, the Company made a rate filing with the FERC in 1992. The resulting settlement agreement required the establishment of regulatory assets and liabilities as of December 31, 1992. Costs associated with decommissioning of the plant have been recorded on the balance sheet as a Regulatory Asset and Regulatory Liability. The accounting changes are noted in the affected accounts below. The accounts of the Yankee Decommissioning Trust are included on a consolidated basis.

2. Net Unrecovered Assets

Effective January 1, 1993, amortization of the net unrecovered assets was calculated on a straight-line basis over the remaining collection period as approved by FERC. Amounts were fully collected as of June 30, 2000. Any salvage related to unrecovered assets, less cost of removal, was credited to this account.

3. Utility Plant

On December 31, 1992, the net balance of utility plant was reclassified to net unrecovered assets, except for $136,960 relating to the book value of the land on which the plant is located in Rowe, Massachusetts.

4. Nuclear Decommissioning

The Company completed collection of the estimated costs of funding the decommissioning of its plant as of June 30, 2000 as provided for in the power contracts as approved by FERC. Any amendments to the funding estimates are accounted for prospectively.

5. Income Taxes

The tax effect of the temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with regulatory approval.

6. Cash and Cash Equivalents

For the purposes of the Statements of Cash Flows, short-term investments with maturity at the time of purchase of 90 days or less are considered cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

7. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These significant estimates include the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

8. Risks and Uncertainties

The actuarial present value of accumulated plan benefits is prepared based on certain assumptions pertaining to interest rates, inflation rates, and employee demographics, all of which are subject to change. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

9. Reclassifications

Certain reclassifications of prior years' data have been made to conform to the current years' presentation.

10. Affiliated Services

In 2001 and 2000, Connecticut Yankee Atomic Power Company and Yankee shared treasury, accounting and management services. The total cost of these shared services to Yankee was approximately $.7 million and $.6 million for 2001 and 2000, respectively.

NOTE B - RATE PROCEEDING

1999 Rate Filing

On December 30, 1999, the Company submitted a rate filing with FERC. The rate filing included a revised decommissioning cost estimate with decommissioning collections terminating, as scheduled, in June 2000. The decommissioning collections decreased by approximately $650,000 from the prior collection level.

Net unrecovered assets consist of the following components:

	2001	2000
	(Dollars in Thousands)	
Net unrecovered assets, beginning of year	$ -	$ 2,981
Amortization	-	(2,981)
Net unrecovered assets, end of year	$ -	$ -

NOTE C - NUCLEAR FUEL

The Energy Policy Act of 1992, enacted October 24, 1992, established the Uranium Enrichment Decontamination and Decommissioning Fund and authorized the collection of a special assessment for domestic utilities over a 15-year period. The Company projects the remaining assessment of costs to be approximately $6.6 million, which has been incorporated in the decommissioning estimate as filed in the rate case filing with the FERC on December 30, 1999.

On January 20, 1997, the Company entered into an Option Agreement with a former uranium supplier. The Option Agreement represents willingness by the parties to terminate a Production Purchase Agreement (PPA), dated August 4, 1978. In consideration for the option to terminate the PPA, the Company received no amounts in 2001 or 2000. The potential future payments are uncertain and will be recorded when amounts are probable and estimable.

NOTE D - INCOME TAXES

Income tax expense consists of the following components:	2001	2000
	(Dollars in Thousands)	
Income taxes charged to operations	$ -	$ 1,936
Income taxes charged to other income	(191)	471
Income taxes charged to decommissioning	3,289	(566)
Total income tax expense	$ 3,098	$ 1,841

	2001	2000
	(Dollars in Thousands)	
Current income taxes	$ 5,165	$ 1,439
Deferred income taxes	(2,067)	427
Investment tax credits	–	(25)
Total income tax expense	$ 3,098	$ 1,841

Investment tax credits which were previously deferred are amortized through the period ended June 30, 2000. Federal income tax returns for the Company have either been examined and reported on by the Internal Revenue Service (IRS), or closed by statute, through 1997. During the audit of the 1992 tax return, the IRS challenged the timing of the Department of Energy Decontamination and Decommissioning Deduction. During 2001, the Company and the IRS entered into a settlement agreement with respect to the income tax treatment of the fee.

The following table details the components of deferred income tax expense:

	2001	2000
	(Dollars in Thousands)	
Excess book depreciation	$ –	$ (1,106)
Employee benefits	4	1,504
DOE decontamination and decommissioning	(2,097)	(379)
Other	26	408
Total deferred income tax (benefit)/expense	$ (2,067)	$ 427

The Company records deferred federal income tax benefits on the portion of decommissioning expense, which is not currently deductible for federal tax purposes. The amount currently deductible for federal taxes is determined by an IRS ruling amount. The IRS ruling amounts for 2001 and 2000 are $0 and $6,880,142, respectively.

Total income taxes differ from the amounts computed by applying the statutory tax rate to income before taxes. The reasons for the differences are as follows:

	2001	2000
	(Dollars in Thousands)	
Expected income tax	$ 11	$ 1,263
Increase/(reduction) in tax resulting from:		
Previously flowed through items	–	116
Decommissioning trust, net	3,289	(52)
Change in valuation allowance	–	543
Other	(202)	(29)
Total income tax expense	$ 3,098	$ 1,841
Effective income tax rate	10,750%	56%

Income taxes charged to decommissioning are not reflected in the expected income tax, however, they are included in the total income tax expense. The expected income tax does not include taxes recorded to decommissioning because the non-qualified decommissioning trust pretax income is not reflected in the Company's Statement of Operations and Retained Earnings. In order to reconcile to the Company's total income tax expense, the tax recorded in the non-qualified decommissioning trust has been included in the computation of the effective tax rate.

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with SFAS 109, "Accounting for Income Taxes".

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are set forth in the following table:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Deferred tax assets:		
Employee benefits	$ 2,922	$ 2,926
Other	246	272
Valuation allowance	(3,064)	(3,064)
	104	134
Deferred tax liabilities:		
DOE decontamination and decommissioning	–	2,097
Net deferred tax asset/(liability)	$ 104	$ (1,963)

The valuation allowance is primarily the result of the uncertainty of realizing tax benefits associated with the Company's long-term medical benefits and deferred compensation plans.

NOTE E - DECOMMISSIONING

Yankee Decommissioning Trust

The Yankee Decommissioning Trust (the "Trust") was established under the Indenture of Trust dated April 16, 1981, and last revised June 1, 2000. The purpose of the Trust is to provide segregated funds to pay for the cost of decommissioning the Company's nuclear power plant (the "Plant").

In 1988, the NRC promulgated a regulation requiring the collection and segregation of funds for the Plant's ultimate decommissioning in a trust fund segregated from Yankee's assets. In November 1985, the Trust Indenture was revised to incorporate Section 468A of the Internal Revenue Code (IRC). In conjunction with this revision, the Trust was segregated into a Qualified Trust Fund and a Nonqualified Trust Fund. The Qualified Trust Fund is a nuclear decommissioning reserve fund, as defined in Section 468A, and is administered under that section of the IRC. As approved by the IRS, the Trust elected to be taxed under the provisions of Section 468A, effective for tax years (calendar years) ending after July 18, 1984. Qualifying contributions are deductible when paid by the Company and are limited to the lesser of (1) the amount collected in cost of service for ratemaking purposes or (2) the amount approved by the IRS. The Nonqualified Trust Fund is not subject to Section 468A and is administered in accordance with the indenture provisions. The Company has provided for decommissioning costs in accordance with FERC rate orders and NRC regulations.

Components of the Decommissioning Trust are set forth in the following table:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Accounts receivable – from vendors	$ 653	$ 968
Accounts receivable – from Yankee	570	2,513
Prepayments	902	–
Investments, at fair value	119,901	155,790
Accounts payable - to vendors	(7,182)	(8,019)
Accounts payable - to Yankee	(731)	(1,060)
Total decommissioning trust assets	$ 114,113	$ 150,192

(a) Investments

For the years ended December 31, 2001 and 2000, the Trust funds were invested in taxable fixed income securities, tax-exempt securities and domestic equity securities. The Qualified Trust Fund and Nonqualified Trust Fund investments are subject to indenture provisions and the Statement of Investment Policy and Objectives.

(b) Investment Income and Administrative Expenses

Investment income is reinvested for the benefit of the Trust and is used to pay the trustee and investment management expenses of administering the Trust or to pay income taxes with respect to income or assets of the Trust.

(c) Unrealized Appreciation (Depreciation) of Investments

Trust investments are stated at fair market value and, accordingly, the Trust recognizes the unrealized appreciation/(depreciation) of these investments. The unrealized appreciation/(depreciation) for the years ended December 2001 and 2000 are as follows:

	December 31, (Dollars in Thousands)	
	2001	2000
Fair Market Value	$ 123,434	$ 155,790
Cost	105,441	(131,829)
Unrealized appreciation at end of year	17,993	23,961
Tax on unrealized appreciation	(3,607)	(4,786)
Less – Net unrealized appreciation at beginning of year	19,175	18,081
Change in net unrealized appreciation/(depreciation)	$ (4,789)	$ 1,094

The maturity schedules for fixed income securities held in the fund at December 31, 2001, and 2000 are as follows (dollars in thousands):

Over	-0-	1 Year	5 Years	10 Years	15 Years
But Not Over	1 Year	5 Years	10 Years	15 Years	20 Years
2001	$ 4,256	$ 37,037	$ 28,920	$ 47,121	$ 2,566
2000	$ 14,276	$ 40,086	$ 23,597	$ 24,817	$ 3,656

The revenue and expenses of the decommissioning reserve are set forth in the following table:

	2001	2000
	(Dollars in Thousands)	
Collections	$ –	$ 19,055
Earnings, net of fees and taxes:		
Capital gain/(loss)	807	(1,110)
Ordinary income	1,209	6,840
Expenditures	(33,306)	(35,441)
Adjustment to fair value, net of tax	(4,789)	1,094
Net (decrease)/increase	(36,079)	(9,562)
Decommissioning reserve at beginning of year	150,192	159,754
Decommissioning reserve at end of year	$ 114,113	$ 150,192

Fund activity included:

Securities purchased	$ 135,216	$ 417,729
Securities sold	$ 156,482	$ 305,892
Realized capital gains	$ 1,013	$ (1,375)

The Nonqualified Trust Fund is a "Grantor" trust and any federal income tax resulting from earnings of the Trust are reported on the Company's tax return. The Nonqualified Trust Fund reimburses the Company for any income tax liabilities created by the taxable earnings of the Nonqualified Trust Fund investments. The Qualified Trust Fund is a trust and is a separate taxable entity for federal income tax purposes. Contributions by the Company to the Qualified Trust Fund are deductible, subject to the IRS Approved Schedule of Ruling Amounts; and decommissioning expense withdrawals by the Company represent taxable income.

The Qualified Trust Fund paid estimated federal taxes of $1.4 million for 2001 and $1.5 million for 2000 associated with taxable investment earnings and capital gain transactions. In 2001, the Nonqualified Trust Fund had net capital gains of $24,000 on disposition of certain of its investments and $425,000 of taxable earnings on Trust Fund investments. The income tax (liability)/refund associated with nonqualified Trust Fund activity was $570,000.

NOTE F - RETIREMENT PLANS

1. Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all employees. In addition, the Company has supplemental retirement plans for certain employees.

The Company's funding policy is to fund the net periodic pension cost of its qualified plans, but never less than the minimum required contribution under Employee Retirement Income Security Act (ERISA) nor more than the maximum deductible contribution as determined under the Internal Revenue Code. Plan assets are invested primarily in fixed income securities.

The following table sets forth the Company plans' funded status along with the funded status of the Company's supplemental plans:

	December 31, (Dollars in Thousands) 2001	2000
Change in projected benefit obligation:		
Project benefit obligation, beginning of year	$ 17,093	$ 30,877
Service cost	384	247
Interest cost	1,221	1,438
Plan amendment	–	3,063
Settlement/curtailment	(2,593)	(20,814)
Special termination benefits	–	2,881
Actuarial loss	941	636
Benefits paid from plan assets	(683)	(1,235)
Project benefit obligation, end of year	$ 16,363	$ 17,093
Change in plan assets:		
Plan assets at fair value, beginning of year	$ 27,110	$ 44,092
Actual return on plan assets	1,917	4,810
Settlement	(2,593)	(20,557)
Benefits paid from plan assets	(683)	(1,235)
Plan assets at fair value, end of year	$ 25,751	$ 27,110

	December 31, (Dollars in Thousands) 2001	2000
Reconciliation of prepaid/(accrued) pension benefit:		
Funded status of the plan	$ 9,388	$ 10,017
Unrecognized transition asset	–	(5)
Unrecognized prior service costs	736	877
Unrecognized net gain	(1,751)	(2,824)
Total prepaid/(accrued) pension benefit	$ 8,373	$ 8,065

Components of net pension cost/(income) are as follows:

	2001	2000
Service cost-benefits earned during the period	$ 384	$ 246
Plus/(less):		
Interest cost	1,221	1,438
Expected return on plan assets	(1,766)	(1,946)
Amortization of unrecognized:		
Net transition (asset)	(5)	(8)
Prior service cost	140	94
Net (gain)/loss	–	70
Settlement (gain)/loss	(282)	165
Net periodic pension (income)/cost	$ (308)	$ 59

Weighted average assumptions used to determine pension costs:

	2001	2000
Discount rate	7.25%	7.25%
Rate of compensation	4.50%	4.50%
Expected return on plan assets	7.50%	7.50%

Effective January 1, 2001, the Pension Plan has been amended to provide certain eligibility changes as well as modifications to early and normal retirement definitions and eligibility. As of July 1, 2000, the Pension Plan has been amended to incorporate a "Cash Balance Benefit" for participants in lieu of a 401k employer matching contribution.

The Company has recognized actuarial related prepaid pension benefits of approximately $8.4 million and $8.1 million for 2001 and 2000, respectively, for the qualified benefit pension plans. A prepaid asset has been recorded for these actuarially prepaid pension benefits for 2001 and 2000, respectively, for the qualified pension plans net of accrued/unfunded liabilities with a corresponding and equally offsetting allowance for uncertainties. The allowance has been established to recognize the uncertainties related to market fluctuations, future obligations and liabilities of the Pension Plan until all obligations are met or until a plan termination has occurred.

2. Post-Retirement Benefit Plans Other Than Pensions

The Company provides certain health care and life insurance benefits to eligible retired employees. Eligibility is based on certain age and length-of-service requirements and, in some cases, retirees must contribute to the cost of their coverage. The Company accounts for these benefits in accordance with SFAS 106, "Employers Accounting For Post-Retirement Benefits Other Than Pensions" (PBOPs). These rules require employers to establish a liability during the working years of employees for the expected cost of providing PBOPs instead of recording such costs when paid. Accrued costs are deposited in a trust, with principle and interest used exclusively to provide for post-retirement health care and life insurance benefits. Plan assets are invested in corporate equities and federal and state municipal securities.

Effective January 1, 2000, the Yankee Atomic Welfare Benefit Plan was amended to include termination of the reimbursement of Medicare Part B premiums, amendments to support the Early Retirement Program and certain eligibility requirements.

The following table represents the Plan's funded status reconciled to the Company's balance sheets:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Change in accumulated projected benefit obligation:		
Accumulated projected benefit obligation, beginning of year	$ 21,193	$ 16,646
Service cost	178	106
Interest cost	1,388	1,479
Plan amendment	–	(440)
Curtailment	–	52
Special termination benefits	–	177
Actuarial (loss)/gain	(1,510)	4,016
Benefits paid from plan assets	(2,544)	(843)
Accumulated projected benefit obligation, end of year	$ 18,705	$ 21,193
Change in Plan assets:		
Plan assets at fair value, beginning of year	$ 21,421	$ 23,306
Actual return on plan assets	(337)	(1,042)
Benefits paid from plan assets	(2,544)	(843)
Plan assets at fair value, end of year	$ 18,540	$ 21,421
Reconciliation of prepaid benefit:		
Funded status of the plan	$ (165)	$ 227
Unrecognized prior service cost	(380)	(409)
Unrecognized net (loss)/gain	3,253	2,946
Total prepaid benefit	$ 2,708	$ 2,764

Components of net periodic benefit cost are as follows:

	2001	2000
	(Dollars in Thousands)	
Service cost-benefits earned during the period	$ 177	$ 106
plus/(less):		
Interest cost	1,388	1,479
Expected return on plan assets	(1,573)	(1,690)
Amortization of unrecognized:		
Net transition obligation	–	1
Prior service cost	(28)	(18)
Net loss	93	12
Settlement/curtailment	–	229
Net periodic cost	$ 57	$ 119

Weighted average assumptions as of December 31 used to determine post-retirement benefit costs:

	2001	2000
Discount rate	7.25%	7.25%
Ultimate health care cost trend rate	6.00%	7.25%
Expected return on plan assets	7.50%	7.50%
Initial health care cost trend rate	10.00%	0.00%

Effects of a One-Percentage Point Change in the Health Care Cost Trend Rate

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service cost and interest cost components	$ 217	$ (177)
Effect on post-retirement benefit obligation	$ 2,430	$ (2,010)

The discount rate used to calculate post-retirement benefit cost effective January 1, 2001 will be 7.25 percent. This rate was used to calculate the Plan's funded status at December 31, 2001.

A prepaid asset has been recorded of approximately $2.7 million and $2.8 million for the post-retirement benefit plans other than pensions net of accrued/unfunded liabilities with a corresponding and equally offsetting liability for 2001 and 2000, respectively. The liability has been established to recognize the uncertainty of future obligations and liabilities including taxes.

3. Supplemental Executive Retirement Benefits

The Company has settled the obligation for certain supplemental executive retirement and retiree medical benefits as of December 31, 2001. The Company has also established certain supplemental executive retirement trusts in which certain benefits as defined in the supplemental executive retirement plans are made. The balance as of December 31, 2001 of these trusts was approximately $1.8 million.

NOTE G - COMMITMENTS AND CONTINGENCIES

1. Nuclear Liability Insurance

A federal statute, the Price-Anderson Act (the Act), mandates an industry-wide program of nuclear liability insurance for nuclear facilities. In 1988, the Act was extended to the year 2002. In July 1998, the standard deferred premium was adjusted for inflation. The Act limits public liability from a single incident at a nuclear facility to approximately $9.0 billion. Primary insurance is provided by commercial insurance companies. Secondary coverage is provided by a retrospective assessment of up to $83.9 million per incident levied on each of the units licensed to operate in the United States subject to a maximum assessment of $10 million per reactor, per incident in any year. In addition to the nuclear liability retrospective assessments, if the sum of all public liability claims and legal costs arising from any nuclear accident exceeds the maximum amount of financial protection, each licensee can be assessed an additional 5% ($4.2 million) of the maximum retrospective assessment. Under the billing provisions of the Power Contracts, the retrospective insurance premiums would be included in the cost of power.

On September 28, 1992, the Company submitted to the NRC a notice of withdrawal from the retrospective assessment program and a commensurate reduction in the primary insurance layer. This exemption was approved on June 20, 1994, allowing for reduction of the primary layer of insurance to $100 million and withdrawal from secondary coverage requirements. An indemnity agreement with the NRC provides for protection above this primary coverage layer to the liability limit of $560 million. The Company remains liable for any retrospective premium assessments arising from nuclear incidents occurring during the period the Company participated in the secondary coverage program.

2. Leases

At December 31, 2001, the Company had leases covering its office facilities, certain equipment and vehicles. These lease obligations are charged to decommissioning expense and reimbursed by the Decommissioning Trust.

3. DOE Spent Fuel Litigation

In February 1998, the Company filed suit in the United States Court of Federal Claims against the United States Department of Energy for monetary damages from a breach of contract arising from the Department's refusal to accept nuclear waste from the Plant. Under a 1983 contract, the DOE agreed to begin removing Yankee's spent nuclear fuel by January 31, 1998, in exchange for Yankee paying the DOE $22.5 million in disposal fees. Yankee completed its payment in full and permanently ceased operations in 1992.

In November 1998, the Court ruled that the DOE had breached its spent fuel contract and is liable for the damages. The Company has claimed damages in excess of $70 million due to the DOE breach of contract.

In August 2000, the United States Court of Appeals denied a DOE request for an interlocutory appeal of a prior Court of Claims ruling which held that the utilities could sue the DOE for damages from its breach of the waste contract. The DOE's subsequent request for an *en banc* rehearing was denied. The Court of Claims is now considering a set of motions by DOE to consolidate the various contract damage cases. The Company has opposed this consolidation effort. As of March 2001, the spent fuel damage litigation continues to be stayed.

On August 9, 2001, the Court issued an order which requires the Government to provide their pretrial submissions responding to the Yankee Plaintiffs' damage claims by December 3, 2001. Since this order, the Government has completed most of its deposition of fact and expert witnesses and conducted a cost audit at the Yankee Plaintiffs' facilities. In an attempt to delay filing their pretrial submissions, the Government has filed numerous summary judgement motions and had requested a stay pending resolution of these motions and further discovery. The Yankee Plaintiffs objected and requested that the Court compel the Government to file its pretrial submissions by December 3, 2001, as previously scheduled. Moreover, the Yankee Plaintiffs requested that responses to all pending summary judgement motions be stayed until the Government files its pretrial submissions.

On November 19, 2001, the Federal Court of Claims issued an order granting the Government an extension to file their pretrial submissions on February 8, 2002 and allowing for further discovery of the Yankee Plaintiffs. However, the Court further ordered that the Yankee Plaintiffs' responses to the summary judgement motions would not be required until after the Government files its pretrial submissions. Since the November 19th order, the Government has requested an additional three weeks to file its pretrial submissions. DOE filed its submissions on March 1, 2002. The submissions are currently being reviewed by counsel.

4. Other

The Company, in common with other utilities, is subject to current and future regulations relative to nuclear power plant licensing.

5. Industry Restructuring

The obligations of the Company Sponsors to meet their obligations under their power contracts are several and not joint. The NRC, however, has recently expressed a position that in certain circumstances it would seek to hold the Sponsors jointly liable for safety issues such as decommissioning. The movement toward electric industry restructuring in the Northeast has created uncertainty with respect to future rates and the recovery of stranded investments for utilities. In fact, several Sponsors have experienced reduced credit ratings or other significant financial strain arising from restructuring or other issues primarily related to nuclear operations. Management expects that the Sponsors will be able to meet obligations under the Power Contracts.

6. Heightened Plant Security

The Company initiated additional plant security measures subsequent to the September 11, 2001 terrorist attacks in New York and Washington. The Company will continue to monitor its plant security programs and requirements continuously in conjunction with directives and regulations of the NRC and other governmental agencies to assure that it remains appropriate and in compliance under current conditions.

NOTE H - STOCK REPURCHASE

In 1999, the Company filed a Form U-1 filing with the Securities and Exchange Commission (SEC). The Company has requested to repurchase pro rata from its stockholders a portion of its presently outstanding Common Stock. During 2000, the Company received SEC approval and repurchased from its stockholders 72,866 shares of common stock, which was 50% of the SEC approved amount. During 2001, the Company repurchased the remaining SEC approved amount, 50% or 72,864 shares of common stock from its stockholders. The remaining common stock balance is 5%, or 7,670 shares.

OFFICERS OF THE COMPANY*

RUSSELL A. MELLOR
President and Chief Executive Officer

THOMAS W. BENNET, JR.
Vice President and Chief Financial Officer

KENNETH J. HEIDER
Vice President Decommissioning

KATHLEEN J. JEWELL-KELLEHER
Treasurer and Controller

CARLA M. PIZZELLA
Assistant Treasurer and Assistant Clerk

MERRILL J. ATKINS
Clerk and General Counsel

BOARD OF DIRECTORS*

FREDERIC E. GREENMAN
Vice President and General Counsel (Retired)
New England Power Company

RICHARD M. KACICH
Director - Special Projects
Northeast Utilities Service Company

JOHN B. KEANE
Vice President - Administration
Northeast Utilities Service Company

BRUCE D. KENYON
President – Generation Group
Northeast Utilities

ROBERT H. MARTIN
Director of Electric Energy Supply, Asset Divestiture and Outsourcing
NSTAR

GERALD C. POULIN
Vice President (Retired)
Central Maine Power Company

ROBERT G. POWDERLY
Vice President
National Grid USA

TERRY SCHWENNESEN
Vice President and Director of Generation Investments
New England Power Company

ROBERT J. WEAFER, JR.
Vice President, Controller and Chief Accounting Officer
NSTAR

ROBERT H. YOUNG
President and Chief Executive Officer
Central Vermont Public Service Corporation

*As of December 31, 2001.

Exhibit F

FY 2002

Form U-5-S

Schedules

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1			
2			
3			
4			
5			
6			
7	CDA K - Variable	38,500,000	730,330
8			556,325 D
9			
10	BFA 1 R - Variable	135,850,000	1,679,459
11			
12	BFA 2 S - Variable	50,600,000	484,312
13			
14			
15	MIFA 2 - Variable	106,150,000	921,683
16			
17	MIFA 1 - Variable	79,250,000	622,575
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	410,350,000	4,994,684

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
						6
111985	101515	100185	100115	38,500,000	1,476,242	7
						8
						9
120490	110120	120190	110120	135,850,000	4,481,236	10
						11
100490	110120	120190	110120	50,600,000	1,674,724	12
						13
						14
102092	100122	100192	100122	106,150,000	3,200,927	15
						16
091493	030118	090193	030118	79,250,000	2,498,558	17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				410,350,000	13,331,687	33

Name of Respondent	This Report Is:	Date of Report	Year of Report
New England Power Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	18,604	
3	(302) Franchises and Consents	538,532	
4	(303) Miscellaneous Intangible Plant	996,477	2,939
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	1,553,613	2,939
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	18,576	
9	(311) Structures and Improvements	2,622,127	
10	(312) Boiler Plant Equipment	10,681,945	
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	3,948,166	
13	(315) Accessory Electric Equipment	1,041,614	
14	(316) Misc. Power Plant Equipment	397,165	
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	18,709,593	
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	640,526	
18	(321) Structures and Improvements	316,077,424	204,722
19	(322) Reactor Plant Equipment	502,516,785	117,501
20	(323) Turbogenerator Units	109,368,133	-117,037
21	(324) Accessory Electric Equipment	105,567,492	-64,128
22	(325) Misc. Power Plant Equipment	29,240,079	287,111
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	1,063,410,439	428,169
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements	182,678	73,583
36	(342) Fuel Holders, Products, and Accessories	393,108	-367,299
37	(343) Prime Movers	849,674	-367,299
38	(344) Generators	2,280,231	877,659
39	(345) Accessory Electric Equipment	413,718	-100,962

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

structions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of ar.

Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account assifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated ovision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary count classifications.

For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing baccount classification of such plant conforming to the requirement of these pages.

For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, d date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			18,604		2
			538,532		3
700	86,495		1,085,211		4
700	86,495		1,642,347		5
					6
					7
			18,576		8
			2,622,127		9
			10,681,945		10
					11
			3,948,166		12
			1,041,614		13
			397,165		14
			18,709,593		15
					16
	-65,406		575,120		17
416,534	-195,619,840	-456,364	119,789,408		18
369,260	-322,626,929	-2,409,867	177,228,230		19
1,074	-79,910,592	-381,144	28,958,286		20
100,213	-61,327,060	-458,034	43,618,057		21
	-14,962,233	-549,665	14,015,292		22
887,081	-674,512,060	-4,255,074	384,184,393		23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
		-71,406	184,855		35
25,335			474		36
221,728			260,647		37
319,740	525		2,838,675		38
		-16,514	296,242		39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Power Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	4,119,409	115,682
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	1,086,239,441	543,851
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	29,619,518	392,230
45	(352) Structures and Improvements	4,604,441	1,847,053
46	(353) Station Equipment	344,295,274	44,695,278
47	(354) Towers and Fixtures	18,878,169	1,910,396
48	(355) Poles and Fixtures	151,525,849	12,061,255
49	(356) Overhead Conductors and Devices	128,091,402	5,249,254
50	(357) Underground Conduit	13,746,411	-8,438,038
51	(358) Underground Conductors and Devices	14,189,185	8,405,230
52	(359) Roads and Trails	5,610,813	-606,649
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	710,561,062	65,516,009
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment	452,854	-383,066
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	103,580	2,597
60	(365) Overhead Conductors and Devices	155,445	
61	(366) Underground Conduit	1,118	
62	(367) Underground Conductors and Devices	15,730	
63	(368) Line Transformers	12,315	
64	(369) Services		
65	(370) Meters	6,022,917	787,272
66	(371) Installations on Customer Premises	13,013	
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	6,776,972	406,803
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	133,642	
72	(390) Structures and Improvements	2,125,737	
73	(391) Office Furniture and Equipment	4,010,845	282,216
74	(392) Transportation Equipment	258,407	
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment	501,070	
77	(395) Laboratory Equipment	533,342	8,820
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	3,386,595	1,459,557
80	(398) Miscellaneous Equipment	232,775	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	11,182,413	1,750,593
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	11,182,413	1,750,593
84	TOTAL (Accounts 101 and 106)	1,816,313,501	68,220,195
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,816,313,501	68,220,195

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
566,803	525	-87,920	3,580,893		41
1,453,884	-674,511,535	-4,342,994	406,474,879		42
[redacted]					43
2,972		69,868	30,078,644		44
75,823	-670,809		5,704,862		45
5,718,073	-2,580,635	-51,068	380,640,776		46
13,560		-125,455	20,649,550		47
573,722		72,376	163,085,758		48
1,080,075		-58,935	132,201,646		49
5,466			5,302,907		50
4,647			22,589,768		51
2,360			5,001,804		52
7,476,698	-3,251,444	-93,214	765,255,715		53
					54
					55
					56
2,230	39,191		106,749		57
					58
5			106,172		59
			155,445		60
			1,118		61
			15,730		62
			12,315		63
					64
37,061	2,094	-32,947	6,742,275		65
			13,013		66
					67
					68
39,296	41,285	-32,947	7,152,817		69
					70
		-14,180	119,462		71
484,467			1,641,270		72
157,596	-937,791	-7,282	3,190,392		73
	-258,407				74
					75
758			500,312		76
1,450	-1,627		539,085		77
					78
7,876			4,838,276		79
9,366	-235		223,174		80
661,513	-1,198,060	-21,462	11,051,971		81
					82
661,513	-1,198,060	-21,462	11,051,971		83
9,632,091	-678,833,259	-4,490,617	1,191,577,729		84
					85
					86
					87
9,632,091	-678,833,259	-4,490,617	1,191,577,729		88

Schedule Page: 204 Line No.: 84 Column: b

Completed Construction Not Classified (Account 106)
Tentative Account Distriution in Schedule of Utility - Electric

	Balance @ 12/31/2001	Balance @ 12/31/2000	Net Change 2001
303 Misc Intangile Plant		63,728	(63,728)
Total Intangible Plant		63,728	(63,728)
Production Plant			
321 Structures & Improvements-Nuclear	1,478,979	2,618,233	(1,139,254)
322 Reactor Plant Equipment-Nuclear	246,390	3,785,739	(3,539,349)
323 Turbo Generator Units-Nuclear	1,606	567,981	(566,375)
324 Accessory Electric Equipment-Nuclear	2,209	645,495	(643,286)
325 Misc Power Plant Equipment-Nuclear	182,745	634,759	(452,014)
342 Fuel Holders, Products and Accessories		367,298	(367,298)
343 Prime Movers		367,298	(367,298)
344 Generators		367,298	(367,298)
345 Accessory Electric Equipment-Other		367,298	(367,298)
Total Production Plant	1,911,929	9,721,399	(7,809,470)
Transmission Plant			
350 Land & Land Rights	107,327	565,814	(458,487)
352 Structures & Improvements	1,863,111	16,058	1,847,053
353 Station Equipment	55,435,709	39,370,042	16,065,667
354 Towers & Fixtures	461,776	1,123,559	(661,783)
355 Poles & Fixtures	18,024,480	13,029,872	4,994,608
356 Overhead Conductors & Devices	6,783,331	12,396,331	(5,613,000)
357 Underground Conduit	165,422	9,609,952	(9,444,530)
358 Underground Devices & Conductors	983,017	4,956,458	(3,973,441)
359 Roads & Trails	1,414,002	2,020,651	(606,649)
Total Transmission Plant	85,238,175	83,088,737	2,149,438
Distribution Plant			
362 Station Equipment	9,383	392,449	(383,066)
370 Meters	368,822	508,716	(139,894)
Total Distribution Plant	378,205	901,165	(522,960)
General Plant			
391 Office Furniture & Equipment	184,549	135,839	48,710
394 Tools, Shop & Garae Equipment		3,683	(3,683)
397 Communication Equipment	554,650	706,439	(151,789)
Total General Plant	739,199	845,961	(106,762)
Total	88,267,508	94,620,990	(6,353,482)

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	Rights of Way, Beverly to Gloucester, MA	1972		426,443
4				
5	Rights of Way, 115KV Plainville to Wrentham, MA	1973		330,980
6				
7	Land adjacent to Sandy Pond Terminal Converter,			
8	Ayer and Groton, MA	1987		6,924,959
9				
10	Land on Wilber Avenue, Somerset	1975		445,124
11				
12	Minor items of transmission property, various			
13	locations in Massachusetts			241,924
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			8,369,430

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Power Company	(1) X An Original (2) A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 214 Line No.: 3 Column: c

Uncertain

Schedule Page: 214 Line No.: 5 Column: c

Uncertain

Schedule Page: 214 Line No.: 8 Column: c

Uncertain

Schedule Page: 214 Line No.: 10 Column: c

Uncertain

Schedule Page: 214 Line No.: 13 Column: b

Dates originally included in this account range from 1909 to 1981.

Schedule Page: 214 Line No.: 13 Column: c

Uncertain

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,240,401,463	1,240,401,463		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	18,185,622	18,185,622		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8		4,671,065	4,671,065		
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	22,856,687	22,856,687		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	688,973,972	688,973,972		
12	Cost of Removal	5,039,588	5,039,588		
13	Salvage (Credit)	689,941	689,941		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	693,323,619	693,323,619		
15	Other Debit or Cr. Items (Describe):	84,258,179	84,258,179		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	654,192,710	654,192,710		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)				

Schedule Page: 219 Line No.: 8 Column: c

Account 404 Amortization of Utility Plant In Service	4,068
Account 115 Amortization of Goodwill	4,666,997

Schedule Page: 219 Line No.: 15 Column: c

Accumulated Reserve on Property Purchased from Other Utilities	$ 21,863
Change in Decom Trust Funds	$ 31,226,925-
Depreciation Expense Transfer from Service Company	$ 116,356-
Accumulated Reserve on Property Transferred from Production to Non-Utility Property	$ 55,485-
Millstone 106 Cost Reversal	$ 4,371,889-
NBV Sale of Millstone	$120,006,971

Schedule Page: 219 Line No.: 26 Column: c

Section B. Balances at End of Year According to Functional Classification:

Item	Total	Electric Plant In Service
Steam Production	15,108,021	15,108,021
Nuclear Production	51,050,225	51,050,225
Other Production	0	0
Transmission	208,193,588	208,193,588
Distribution	2,588,460	2,588,460
General	3,540,591	3,540,591
Amort. of U.P.I.S.	1,050,070	1,050,070
Amort. of Seabrook 1 Under Settlement		
Transmission	4,503,104	4,503,104
Other	330,795,281	330,795,281
Decom Trust Funds	17,671,348	17,671,348
Amort. of Goodwill	18,270,797	18,270,797
Total	654,192,710	654,192,710

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Power Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Previously Devoted to Public Service			
2				
3	Undeveloped Land and Land Rights on the			
4	Deerfield River in the towns of Charlemont,			
5	Rowe, Monroe, MA and Whitingham, VT			
6	(Trans. to 121, 1941-1965)	198,608		198,608
7				
8				
9	Not Previously Devoted to Public Service			
10				
11	Land in Fee for Bear Swamp, Rowe, MA			
12	(Trans. to 121, 1989 and 1992)	631,236		631,236
13				
14	Land and Land Rights, West Medway to Ayer, MA			
15	(Trans. to 121, 1989)	1,214,061	-648	1,213,413
16				
17	Rights of Way, Middleton to Tewksbury, MA			
18	Through North Reading, Wilmington, and Andover, MA			
19	(Trans. to 121, 1989)	459,609	-87,686	371,923
20				
21	Land in Salem, MA (Trans. to 121, 1989)	159,958		159,958
22				
23	Land In Fee, Salisbury, MA (Trans. to 121, 1989)	851,549	-851,549	
24	Minor Item Previously Devoted to Public Service			
25				
26	Land In Fee, Charlestown and Langdon, NH			
27	(Trans. to 121, 1989)	209,019		209,019
28				
29	Land In Fee, Littleton, NH (Trans. to 121, 1989)			
30	Minor Item Previously Devoted to Public Service			
31	Minor Items-Other Nonutility Property			
32	Property, Monroe, NH (Trans. to 121, 1989)	433,074		433,074
33				
34	Land in Millbury, MA (Trans. to 121, 1992)	270,586		270,586
35				
36	Land in Millbury, MA (Trans. to 121, 1998)	175,034		175,034
37				
38	Purchase of BECO's Quincy Assets			
39	(Trans. to 121, 1998)			
40				
41	Land in Shrewsbury, MA (Trans. to 121, 1999)	685,561		685,561
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	8,179,741	-3,438,070	4,741,671

NONUTILITY PROPERTY (Account 121)

Give a brief description and state the location of Nonutility property included in Account 121.
Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated mpany.
Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted public service (Line 44), or (2) other Nonutility property (Line 45).

ne o.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Land on Arnold's Point, Portsmouth, RI	2,609,615	-2,609,615	
2				
3				
4	Minor Items Previously Devoted to Public Service	197,797	136,544	334,341
5				
6	Minor Items-Other	84,034	-25,116	58,918
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43	Minor Item Previously Devoted to Public Service			
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	8,179,741	-3,438,070	4,741,671

Schedule Page: 221 Line No.: 19 Column: c

Land transferred from 121 to 101

Schedule Page: 221 Line No.: 23 Column: c

Land sold to the Commonwealth of Massachusetts

Schedule Page: 221.1 Line No.: 1 Column: c

CTC Amortization Adjustment	-915.00
Sale of Land and Land Rights	2,608,700.00

Schedule Page: 221.1 Line No.: 4 Column: c

Correction of Prior Year	25,764.33
Transfer From 101 to 121	113,060.21
Sale of Land and Land Rights	- 3,195.54
CTC Amortization Adjustment	915.00
Total	136,544.00

Schedule Page: 221.1 Line No.: 6 Column: c

Correction of Prior Year

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Power Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Account 123.1			
2				
3	Yankee Atomic Electric Company			
4	Capital Stock $100 Par Value	12/09/55		4,602,000
5	Equity in Undistributed Earnings	1/20/62		-381,416
6	Capital Stock $100 Par Value	May 2000		690,300
7	Capital Stock Buyback			-2,514,000
8				
9	Connecticut Yankee Atomic Power Company			
10	Capital Stock $100 Par Value	11/12/63		5,250,000
11	Capital Contribution	06/27/67		585,000
12	Equity in Undistributed Earnings	1/16/68		7,361,321
13	Capital Stock $100 Par Value	May 2000		1,575,000
14				
15	Vermont Yankee Nuclear Power Corp.			
16	Capital Stock $100 Par Value	02/17/68		7,840,200
17	Other Paid-in-Capital	02/25/69		2,747,388
18	Equity in Undistributed Earnings			425,098
19	Capital Stock $100 Par Value	May 2000		980,100
20				
21	Maine Yankee Atomic Power Company			
22	Capital Stock $100 Par Value	03/15/68		10,000,000
23	Other Paid-in-Capital	09/04/69		4,032,184
24	Equity in Undistributed Earnings			1,264,008
25	Capital Stock $100 Par Value	May 2000		2,000,000
26	Capital Stock Buyback			
27				
28	New England Hydro-Transmission Electric Co., Inc.			
29	Capital Stock $100 Par Value	May 2000		917,138
30	Other Paid-in-Capital			418,626
31	Equity in Undistributed Earnings			42,042
32	Capital Stock Buyback			
33				
34	New England Hydro-Transmission Corp.			
35	Capital Stock $100 Par Value	May 2000		393,489
36	Other Paid-in-Capital			404,140
37	Equity in Undistributed Earnings			-23,111
38	Capital Stock Buyback			
39				
40				
41				
42	Total Cost of Account 123.1 $ 0		TOTAL	48,609,507

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
				1
				2
				3
		4,602,000		4
403,119		21,703		5
		690,300		6
-2,513,700		-5,027,700		7
				8
				9
		5,250,000		10
		585,000		11
451,960	2,218,125	5,595,156		12
		1,575,000		13
				14
				15
		7,840,200		16
		2,747,388		17
1,631,875	1,407,720	649,253		18
		980,100		19
				20
				21
		10,000,000		22
		4,032,184		23
901,547	568,000	1,597,555		24
		2,000,000		25
-2,397,524		-2,397,524		26
				27
				28
		917,138		29
		418,626		30
176,698	204,393	14,348		31
-117,159		-117,159		32
				33
				34
		393,489		35
		404,140		36
150,317	115,834	11,372		37
-66,824		-66,824		38
				39
				40
				41
-1,379,691	4,514,072	42,715,745		42

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 224		
2	---------		
3	Medium-Term Notes		
4			
5	Series R - 7.23%-8.55%	50,000,000	163,712
6			242,500 D
7			
8	Series S - 6.01%-8.40%	100,000,000	260,745
9			505,000 D
10			
11	Series T - 6.11%-8.15%	100,000,000	289,139
12			599,500 D
13			
14	Series U - 5.24%-8.85%	100,000,000	144,689
15			629,000 D
16			
17	Series V - 5.72%-7.63%	125,000,000	516,288
18			860,000 D
19			
20	MIFA Pollution Control Revenue Bonds - 5.875%	40,000,000	825,959
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	515,000,000	5,036,532

Massachusetts Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
		020192	013102	15,000,000	1,198,500	5
						6
						7
		070192	103122	30,000,000	2,334,500	8
						9
						10
		020193	063023	80,000,000	5,491,500	11
						12
						13
		120193	022825	84,000,000	6,596,100	14
						15
						16
		020197	043018	125,000,000	8,581,500	17
						18
						19
070183	080108	070183	080108	40,000,000	2,349,996	20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				374,000,000	26,552,096	33

Schedule Page: 256 Line No.: 5 Column: a

Represents various issues having individually fixed interest rates, dates of issue, and terms. Series R was issued during 1992 with maturities ranging from 1997 to 2022.

Series R	Issue	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principal
	92-3	8.55%	2-07-92	2-07-02	5,000,000
	92-6	7.71%	6-26-92	7-01-02	10,000,000

Schedule Page: 256 Line No.: 5 Column: d

See Series R table

Schedule Page: 256 Line No.: 5 Column: e

See Series R table

Schedule Page: 256 Line No.: 8 Column: a

Represents various issues having individually fixed interest rates, dates of issue, and terms. Series S was issued during 1992 with maturities ranging from 1995 to 2022.

Series S	Issue	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principal
	92-5	8.18%	8-12-92	8-01-22	10,000,000
	92-10	8.40%	10-26-92	10-26-22	5,000,000
	92-11	7.25%	10-26-92	10-28-02	5,000,000
	92-12	7.34%	11-25-92	11-25-02	10,000,000

Schedule Page: 256 Line No.: 8 Column: d

See Series S Table

Schedule Page: 256 Line No.: 8 Column: e

See Series S Table

Schedule Page: 256 Line No.: 11 Column: a

Represents various issues having individually fixed interest rates, dates of issue, and terms. Series T was issued during 1993 with maturities ranging from 2003 to 2023.

Series T	Issue	Rate	Nominal Date Of Issue	Date of Maturity	Outstanding Principal
	93-2	7.09%	1-26-93	1-27-03	20,000,000
	93-4	7.69%	2-25-93	2-24-23	10,000,000
	93-5	6.40%	6-24-93	6-24-03	10,000,000
	93-6	7.50%	6-24-93	6-23-23	3,000,000
	93-7	6.66%	6-24-93	6-23-08	5,000,000
	93-8	6.66%	6-29-93	6-30-08	5,000,000
	93-9	7.50%	6-29-93	6-29-23	7,000,000
	93-10	6.11%	9-08-93	9-08-08	10,000,000
	93-11	6.375%	11-15-93	11-17-08	10,000,000

Schedule Page: 256 Line No.: 11 Column: d

See Series T Table

Schedule Page: 256 Line No.: 11 Column: e

See Series T Table

Schedule Page: 256 Line No.: 14 Column: a

Represents various issues having individually fixed interest rates, dates of issue, and terms. Series U was issued during 1993 to 1995 and maturities ranging from 1995 to 2025.

Series U	Issue	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principal
	93-1	6.24%	11-15-93	11-17-03	5,000,000
	93-2	7.20%	11-15-93	11-15-23	10,000,000
	93-3	7.15%	11-26-93	11-24-23	1,000,000
	94-1	7.05%	2-04-94	2-02-24	10,000,000
	94-2	8.08%	5-02-94	5-02-24	5,000,000
	94-3	8.03%	6-15-94	6-14-24	5,000,000
	94-4	8.16%	8-09-94	8-09-24	5,000,000
	94-5	8.85%	11-07-94	11-07-24	1,000,000
	94-6	8.52%	11-30-94	11-30-04	10,000,000
	95-1	8.45%	1-10-95	1-10-05	10,000,000
	95-2	8.22%	1-23-95	1-24-05	10,000,000
	95-6	8.46%	3-02-95	2-28-25	3,000,000
	95-7	7.92%	3-02-95	3-03-05	9,000,000

Schedule Page: 256 Line No.: 14 Column: d

See Series U Table

Schedule Page: 256 Line No.: 14 Column: e

See Series U Table

Schedule Page: 256 Line No.: 17 Column: a

Represents various issues having individually fixed interest rates, dates of issue, and terms. Series V was issued during 1995 to 1997 with maturities ranging from 2005 to 2027.

Series V	Issues	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principal
	95-1	6.72%	6-23-95	6-23-05	10,000,000
	95-2	7.63%	6-27-95	6-27-25	10,000,000
	95-3	7.60%	9-12-95	9-12-25	10,000,000
	95-4	7.63%	9-13-95	9-12-25	10,000,000
	96-1	6.78%	11-19-96	11-20-06	20,000,000
	97-1	7.39%	10-03-97	10-01-27	15,000,000
	98-1	6.91%	1-12-98	1-12-28	20,000,000
	98-2	6.94%	1-12-98	1-12-28	5,000,000
	98-3	5.72%	11-23-98	11-24-08	25,000,000

Schedule Page: 256 Line No.: 17 Column: d

See Series V Table

Schedule Page: 256 Line No.: 17 Column: e

See Series V Table

Name of Respondent	This Report Is:	Date of Report	Year of Report
Massachusetts Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

structions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of ear.

Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account assifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated ovision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary count classifications.

For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing ibaccount classification of such plant conforming to the requirement of these pages.

For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, id date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Massachusetts Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	840,823	
45	(352) Structures and Improvements	284,537	
46	(353) Station Equipment	3,393,945	14,086
47	(354) Towers and Fixtures	273,231	
48	(355) Poles and Fixtures	6,609,303	1,826,268
49	(356) Overhead Conductors and Devices	4,484,355	172,464
50	(357) Underground Conduit	84,935	
51	(358) Underground Conductors and Devices	241,585	
52	(359) Roads and Trails	138,937	334,833
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	16,351,651	2,347,651
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	12,847,366	-197,231
56	(361) Structures and Improvements	10,054,412	125,560
57	(362) Station Equipment	216,715,124	5,340,372
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	331,614,004	13,808,101
60	(365) Overhead Conductors and Devices	445,208,316	14,113,251
61	(366) Underground Conduit	121,388,306	10,111,034
62	(367) Underground Conductors and Devices	221,335,064	16,339,751
63	(368) Line Transformers	269,115,255	8,990,757
64	(369) Services	116,292,755	3,838,037
65	(370) Meters	88,780,702	7,911,365
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises	1,564	
68	(373) Street Lighting and Signal Systems	100,589,839	2,701,006
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	1,933,942,707	83,082,003
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	2,826,839	
72	(390) Structures and Improvements	49,186,257	2,092,216
73	(391) Office Furniture and Equipment	1,487,428	-7,147
74	(392) Transportation Equipment	11,068	
75	(393) Stores Equipment	1,652,576	16,748
76	(394) Tools, Shop and Garage Equipment	7,082,511	565,730
77	(395) Laboratory Equipment	2,970,527	39,313
78	(396) Power Operated Equipment	11,271	
79	(397) Communication Equipment	3,911,198	15,652,058
80	(398) Miscellaneous Equipment	957,789	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	70,097,464	18,358,918
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	70,097,464	18,358,918
84	TOTAL (Accounts 101 and 106)	2,020,391,822	103,788,572
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	2,020,391,822	103,788,572

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
		133,895	974,718		44
			284,537		45
			3,408,031		46
			273,231		47
45,307			8,390,264		48
2,941			4,653,878		49
			84,935		50
			241,585		51
			473,770		52
48,248		133,895	18,784,949		53
					54
115,304		8,218	12,543,049		55
13,433			10,166,539		56
5,209,071	-878,490		215,967,935		57
					58
1,806,510	-9,094		343,606,501		59
3,138,097	-7,083		456,176,387		60
42,333			131,457,007		61
1,576,521			236,098,294		62
2,454,532	29,611		275,681,091		63
428,545			119,702,247		64
3,102,104	-13,943		93,576,020		65
					66
			1,564		67
1,789,642			101,501,203		68
19,676,092	-878,999	8,218	1,996,477,837		69
					70
1	-12,454		2,814,384		71
184,529	-177,605		50,916,339		72
107,544			1,372,737		73
			11,068		74
84,904			1,584,420		75
84,671			7,563,570		76
107,735			2,902,105		77
			11,271		78
2,891	5,242		19,565,607		79
60,401			897,388		80
632,676	-184,817		87,638,889		81
					82
632,676	-184,817		87,638,889		83
20,357,016	-1,063,816	142,113	2,102,901,675		84
					85
					86
					87
20,357,016	-1,063,816	142,113	2,102,901,675		88

Schedule Page: 204 Line No.: 84 Column: g

COMPLETED CONSTRUCTION NOT CLASSIFIED (ACCOUNT 106)
TENTATIVE ACCOUNT DISTRIBUTION IN SCHEDULE OF UTILITY ELECTRIC PLANT

Account	Balance Dec 31 2001	Balance Dec 31 2000	Net Additions 2001
Transmission Plant			
353 Station Equipment	35,326	21,240	14,086
355 Poles & Fixtures	1,856,024	463,758	1,392,266
356 Overhead Conductors & Devices	171,104	109,438	61,666
359 Roads & Trails	341,416	6,583	334,833
Total Transmission Plant	2,403,870	601,019	1,802,851
Distribution Plant			
360 Land & Land Rights	105	235,398	-235,293
361 Structures & Improvements	78,182	22,572	55,610
362 Station Equipment	8,944,338	19,952,466	-11,008,128
364 Poles, Towers, & Fixtures	23,724,343	28,716,785	-4,992,442
365 Overhead Conductors & Devices	26,195,879	33,571,923	-7,376,044
366 Underground Conduit	7,553,704	7,172,497	381,207
367 Underground Cond & Devices	10,197,659	8,859,911	1,337,748
368 Line Transformers	12,018,647	14,580,552	-2,561,905
369 Services	5,583,543	7,053,633	-1,470,090
370 Meters	9,193,374	4,992,407	4,200,967
373 Street Lighting & Signal System	6,731,330	8,893,882	-2,162,552
Total Distribution Plant	110,221,104	134,052,026	-23,830,922
General Plant			
390 Structures & Improvements	166,924	1,326,752	-1,159,828
391 Office Furniture & Equipment	57,431	87,205	-29,774
393 Stores Equipment	12,618	88,752	-76,134
394 Tools, Shop & Garage Equipment	119,881	272,674	-152,793
395 Laboratory Equipment	50,472	113,142	-62,670
397 Communication Equipment	15,594,768	60,948	15,533,820
398 Misc Equipment	0	1,477	-1,477
Total General Equipment	16,002,094	1,950,950	14,051,144
Grand Total	128,627,068	136,603,995	-7,976,927

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Massachusetts Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	R/W, Dracut, MA			
3	Previously used in utility operations			
4	Discontinued in 1977, Transferred to A/C 105 in 1977	12/31/1977		447,519
5				
6	Minor items of property consisting of			
7	Land and Land Rights, Various Locations			
8	In Massachusetts, each less than $250,000			
9	(2 in number)			113,990
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			561,509

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Massachusetts Electric Company	(1) X An Original (2) A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 214 Line No.: 4 Column: c

Uncertain

Schedule Page: 214 Line No.: 9 Column: b

Various Dates, 1973-1984

Schedule Page: 214 Line No.: 9 Column: c

Uncertain

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Massachusetts Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	705,426,423	705,426,423		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	80,772,551	80,772,551		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	80,772,551	80,772,551		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	20,241,712	20,241,712		
12	Cost of Removal	10,344,275	10,344,275		
13	Salvage (Credit)	2,366,164	2,366,164		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	28,219,823	28,219,823		
15	Other Debit or Cr. Items (Describe):	-91,413	-91,413		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	757,887,738	757,887,738		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	9,053,997	9,053,997		
24	Distribution	726,543,573	726,543,573		
25	General	22,290,168	22,290,168		
26	TOTAL (Enter Total of lines 18 thru 25)	757,887,738	757,887,738		

Schedule Page: 219 Line No.: 15 Column: c

Accrued Reserve on Property Purchased From Affiliated Companies	$ 22,289
Adjustment Applicable to Prior Period Retirement	26,266
EUA CIAC Adjustment	-56,604
FERC EUA Adjustment	-37,736
Total	$-91,413

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Land and Structures, Research Dr, Westborough, MA	1,728,119	-998	1,727,121
2				
3	Dark Brook, Auburn, MA	322,908	-266,143	56,765
4				
5	Land and Structures, Upper and Lower			
6	Stoneville Dam, Auburn, MA	192,387	-192,387	
7				
8	Land and Land Rights - Next to Hopedale Service Center,			
9	South Main and Plain Streets, Hopedale, MA (4 Parcels)	206,864		206,864
10				
11	Land and Land Rights and Structures			
12	641 Little Rest Road, Warren	53,565		53,565
13				
14	Land and Land Rights - Webster, MA	210,615		210,615
15				
16	Maufactured Gas Plant Sites:			
17				
18	Land and Land Rights - Filtec - Henderson Road,			
19	Beverly, MA	185,000		185,000
20				
21	Land and Land Rights - J. Boyd Co, Lynn, MA	1,096,083		1,096,083
22				
23	Land and Land Rights - Ryder Prop, Lynn, MA	2,221,489		2,221,489
24				
25	Land and Land Rights - West Lynn Creamery, Lynn, MA	1,000,000		1,000,000
26				
27	Land and Land Rights - Gloucester Harbor Loop	414,921		414,921
28				
29	Land and Land Rights and Structures			
30	Taupe Trust - 440 Lynnway, Lynn, MA	300,000		300,000
31				
32	Land and Land Rights and Structures			
33	19 Merrill Street, Danvers	172,000		172,000
34				
35	Land and Land Rights - Bertolino Property			
36	Marine Blvd and Rileyway, Lynn, MA	262,000		262,000
37				
38	Land and Land Rights - O'Donnell Property,			
39	Rileyway, Lynn, MA	2,000,000		2,000,000
40				
41	Land and Land Rights - 1 & 2 Little Harbor Way,			
42	Marblehead, MA	1,400,000		1,400,000
43				
44	Minor Item Previously Devoted to Public Service	629,220	80,025	709,245
45	Minor Items-Other Nonutility Property	502,465		502,465
46	TOTAL	12,897,636	-379,503	12,518,133

Schedule Page: 221 Line No.: 3 Column: c

Land and land rights donated to Auburn Water District.

Schedule Page: 221 Line No.: 6 Column: c

Land and land rights donated to Auburn Water District.

Schedule Page: 221 Line No.: 44 Column: c

Land and land rights transferred from 121 to 105.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 221		
2	----------		
3	First Mortgage Bonds		
4			
5	Series S - 9.125%	25,000,000	176,096
6	(Discount)		391,750 D
7			
8	Series T - 8.875%	40,000,000	357,628
9	(Discount)		520,800 D
10			
11	Medium Term Notes		
12			
13	Series U - 5.70% - 7.83%	100,000,000	287,941
14	(Discount)		552,500 D
15			
16	Series V - 6.91% - 8.33%	50,000,000	199,698
17	(Discount)		323,500 D
18			
19	Series W - 7.24% - 7.39%	28,000,000	222,115
20	(Discount)		210,000 D
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	243,000,000	3,242,028

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
052391	050121	050191	050102		614,417	5
						6
						7
082991	080121	080191	080101		880,100	8
						9
						10
						11
						12
		060192	030124	47,500,000	3,388,495	13
						14
						15
		050194	110125	42,000,000	3,315,998	16
						17
						18
		110195	100127	28,000,000	2,051,800	19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				117,500,000	10,250,810	33

Schedule Page: 256 Line No.: 13 Column: d

Represents various issues having individual fixedreates, datesof issue and terms. Series U issued during 1992, 1993, and 1994 with maturities ranging from 1999 to 2024.

Series U

Issue	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principle
92-4	7.83%	06/15/92	06/17/02	15,000,000
93-1	7.08%	01/12/93	01/13/03	7,500,000
93-2	6.56%	04/15/93	04/15/03	5,000,000
93-3	6.65%	06/29/93	06/30/08	5,000,000
93-4	6.35%	06/29/93	07/01/03	5,000,000
93-5	7.05%	09/01/93	09/01/23	5,000,000
94-1	7.05%	02/04/94	02/02/24	5,000,000

Schedule Page: 256 Line No.: 13 Column: e

Footnote Linked. See table above

Schedule Page: 256 Line No.: 16 Column: d

Represents various issues having individual fixed interest rates, dates of issue and terms. Series V issued during 1994 and 1995 with maturities ranging from 1998 to 2025.

Series V

Issue	Rate	Nominal Date of Issue	Date of Maturity	Outstanding Principal
94-1	8.08%	05/02/94	05/02/24	5,000,000
94-4	7.42%	06/15/94	06/15/04	5,000,000
94-5	8.16%	08/09/94	08/09/24	5,000,000
94-6	8.33%	11/07/94	11/08/04	10,000,000
95-2	7.75%	06/02/95	06/02/25	10,000,000
95-3	7.50%	10/12/95	10/10/25	7,000,000

Schedule Page: 256 Line No.: 16 Column: e

See table above

Schedule Page: 256 Line No.: 19 Column: d

Represents various issues having individual fixed interest rates, dates of issues and terms. Series W issued during 1995,1996, and 1997 with maturities ranging from 2025 to 2027.

Series W

Issue	Rate	Nominal Date of issue	Date of Maturity	Outstanding Principal
95-1	7.30%	11/13/95	11/13/25	16,000,000
96-1	7.24%	01/19/96	01/19/26	2,000,000
97-1	7.39%	09/30/97	09/30/27	3,000,000
97-2	7.39%	10/03/97	10/01/27	7,000,000

Schedule Page: 256 Line No.: 19 Column: e

See table above

The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	557,420	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	557,420	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights	6,989	
26	(331) Structures and Improvements	1,993,757	
27	(332) Reservoirs, Dams, and Waterways	1,125,689	
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	3,126,435	
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

;ame of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

ıstructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of ɜar.

. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account :assifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated :rovision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary ccount classifications.

. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing ubaccount classification of such plant conforming to the requirement of these pages.

. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, nd date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date ; such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
557,420					4
557,420					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
			6,989		25
			1,993,757		26
			1,125,689		27
					28
					29
					30
					31
			3,126,435		32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report	Year of Report
The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	3,126,435	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	8,616,031	
45	(352) Structures and Improvements	3,376,107	-4,499
46	(353) Station Equipment	57,735,332	2,254,716
47	(354) Towers and Fixtures	1,392,396	10,937
48	(355) Poles and Fixtures	32,399,738	684,899
49	(356) Overhead Conductors and Devices	28,430,560	448,475
50	(357) Underground Conduit	4,856,123	-25,717
51	(358) Underground Conductors and Devices	26,341,187	239,920
52	(359) Roads and Trails	564,477	21,360
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	163,711,951	3,630,091
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	7,596,697	249,516
56	(361) Structures and Improvements	4,778,454	53,278
57	(362) Station Equipment	116,500,332	4,373,400
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	123,713,630	5,303,715
60	(365) Overhead Conductors and Devices	180,092,165	4,921,928
61	(366) Underground Conduit	40,916,131	4,573,575
62	(367) Underground Conductors and Devices	79,954,424	5,714,688
63	(368) Line Transformers	103,747,663	3,515,687
64	(369) Services	47,797,531	1,642,116
65	(370) Meters	43,463,760	2,856,303
66	(371) Installations on Customer Premises	3,065	
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	44,301,763	775,345
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	792,865,615	33,979,551
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	998,214	
72	(390) Structures and Improvements	22,287,045	274,487
73	(391) Office Furniture and Equipment	1,766,751	-45,544
74	(392) Transportation Equipment	832,638	67,635
75	(393) Stores Equipment	552,639	75,255
76	(394) Tools, Shop and Garage Equipment	3,229,593	213,942
77	(395) Laboratory Equipment	1,661,396	99,670
78	(396) Power Operated Equipment	12,330	
79	(397) Communication Equipment	10,899,766	13,061,307
80	(398) Miscellaneous Equipment	366,218	636
81	SUBTOTAL (Enter Total of lines 71 thru 80)	42,606,590	13,747,388
82	(399) Other Tangible Property	12,143	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	42,618,733	13,747,388
84	TOTAL (Accounts 101 and 106)	1,002,880,154	51,357,030
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	1,002,880,154	51,357,030

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
			3,126,435		42
					43
1,892	-5,075		8,609,064		44
			3,371,608		45
416,160	181,294		59,755,182		46
			1,403,333		47
792,599	-213,398		32,078,640		48
51,981	-27,045		28,800,009		49
320			4,830,086		50
3,648			26,577,459		51
			585,837		52
1,266,600	-64,224		166,011,218		53
					54
26,079	-46,610	8,580	7,782,104		55
76			4,831,656		56
2,329,290	-142,109		118,402,333		57
					58
675,446	-44,316		128,297,583		59
1,164,376	-19,548		183,830,169		60
18,066			45,471,640		61
621,979			85,047,133		62
1,117,246	-9,012		106,137,092		63
333,162			49,106,485		64
1,963,742	-9,039		44,347,282		65
			3,065		66
					67
1,202,664			43,874,444		68
9,452,126	-270,634	8,580	817,130,986		69
					70
	-22,577		975,637		71
135,544	-61,796		22,364,192		72
60,690			1,660,517		73
			900,273		74
			627,894		75
50,435			3,393,100		76
18,765			1,742,301		77
			12,330		78
			23,961,073		79
4,444			362,410		80
269,878	-84,373		55,999,727		81
			12,143		82
269,878	-84,373		56,011,870		83
11,546,024	-419,231	8,580	1,042,280,509		84
					85
					86
					87
11,546,024	-419,231	8,580	1,042,280,509		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
The Narragansett Electric Company	(1) X An Original (2) A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 204 Line No.: 84 Column: g

Completed Construction Not Classified (Account 106)
Tentative Account Distribution in Schedule of Utility Electric Plant

Plant Account	Balance @ 12/31/2001	Balance @ 12/31/2000	Net Change 2001
Transmission Plant			
352 Structures & Improvements	0	4,499	4,499-
353 Station Equipment	2,596,753	1,127,713	1,469,040
354 Towers & Fixtures	10,937	0	10,937
355 Poles & Fixtures	4,424,310	3,983,011	441,299
356 Overhead Conductors & Devices	3,584,610	3,335,761	248,849
357 Underground Conduit	0	75,134	75,134-
358 Underground Conductors & Devices	0	2,492	2,492-
359 Roads & Trails	93,654	72,294	21,360
Total Transmission Plant	10,710,264	8,600,904	2,109,360
Distribution Plant			
360 Land & Land Rights	355,778	304,627	51,151
361 Structures & Improvements	126,604	88,861	37,743
362 Station Equipment	7,260,946	10,818,332	3,557,386-
364 Poles, Towers, & Fixtures	5,640,459	9,316,675	3,676,216-
365 Overhead Conductors	9,506,619	12,591,998	3,085,379-
366 Underground Conduit	4,038,136	2,956,258	1,081,878
367 Underground Conductors & Devices	5,528,208	3,765,421	1,762,787
368 Line Transformers	2,826,603	4,372,414	1,545,811-
369 Services	1,570,204	2,659,422	1,089,218-
370 Meters	5,852,976	4,652,849	1,200,127
373 Street Lighting & Signal System	2,697,092	5,071,045	2,373,953-
Total Distribution Plant	45,403,625	56,597,902	11,194,277-
General Plant			
390 Structures & Improvements	321,136	561,634	240,498-
391 Office Furniture & Equipment	9,759	55,303	45,544-
393 Stores Equipment	67,635	5,989	61,646
394 Tools, Shop & Garden Equipment	39,634	170,301	130,667-
395 Laboratory Equipment	97,493	12,394	85,099
397 Communication Equipment	1,220	2,869,059	2,867,839-
398 Miscellaneous Equipment	15,639,741	4,008	15,635,734
Total General Plant	16,176,618	3,678,688	12,497,931
Total	72,290,507	68,877,494	3,413,014

The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land for Future 345 kV Transmission Line - Warwick			
3	to Burrillville , Rhode Island	12/31/79	Uncertain	12,307,664
4				
5				
6	Minor Items of Property Consisting of Land and Land			
7	Rights and Other Property, Various Locations in			
8	Rhode Island each less than $250,000 (6 in number)			
9	Purchased various dates - 12/31/75 thru 12/31/94		Uncertain	198,519
10				
11				
12				
13	Land and Land Rights adjacent to Arnold's Point,			
14	Portsmouth	1989		200,884
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			12,707,067

Schedule Page: 214 Line No.: 14 Column: c

This parcel is currently being considered for sale.

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	343,389,509	343,389,509		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	34,053,134	34,053,134		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	34,053,134	34,053,134		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	11,498,574	11,498,574		
12	Cost of Removal	4,312,075	4,312,075		
13	Salvage (Credit)	2,955,645	2,955,645		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	12,855,004	12,855,004		
15	Other Debit or Cr. Items (Describe):	-12,749	-12,749		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	364,574,890	364,574,890		

Section B. Balances at End of Year According to Functional Classification

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)				

Schedule Page: 219 Line No.: 15 Column: c

Accrued Reserve on Property Purchased from Affiliated Utilities	$31,712
Adjustment Applicable to Prior Period-Retirement	$14,159
Depreciation Expense Transfer from Service Company	$58,620-
	$12,749-

Schedule Page: 219 Line No.: 26 Column: c

Section B. Balances at End of Year According to Functional Classification:

Item	Total	Electric Plant In Service
Hydraulic Production-Conventional	1,908,747	1,908,747
Transmission	54,608,603	54,608,603
Distribution	294,169,121	294,169,121
General	13,892,016	13,892,016
Amortization of Elec Plt In Service	1-	1-
Utility Plant-Other	3,596-	3,596-
Total	364,574,890	364,574,890

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
The Narragansett Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Non-Utility Property - Not Previously Devoted to			
2	Public Service			
3				
4	Land - Dunn's Corner, Westerly, RI	195,134		195,134
5				
6	Land and Land Improvements, Parking Lot, Fence, Yard			
7	Lighting at Point and Eddy Streets, Providence, RI	429,428		429,428
8				
9	Land and Easements in the towns of North Kingstown,			
10	East Greenwich, and City of Warwick, RI	380,860		380,860
11	(74 Parcels)			
12				
13	Land in Town of North Kingstown, RI (6 Parcels)	1,047,908	-1,047,908	
14				
15	Land in Charlestown, RI (Approx. 82 Acres)	443,357		443,357
16				
17	Lawn Street Property	106,146		106,146
18				
19	Minor Items of Property, Consisting of Land and Land			
20	Rights, Various Locations in Rhode Island	293,627		293,627
21				
22	Minor Items - Other Utility Property	84,788	-1,670	83,118
23				
24	Minor Items Previously Devoted to Public Service			
25	(Transferred to 121, Various Years, 1936 to 2000)	16,089	-7	16,082
26				
27	Minor Items-Other Nonutility Property			
28	(Transferred to 121, Various Years, 1936 to 2000)	20,538		20,538
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	3,017,875	-1,049,585	1,968,290

Schedule Page: 221 Line No.: 13 Column: c

Land donated to the State of Rhode Island.

Schedule Page: 221 Line No.: 22 Column: c

Fence donated to the State of Rhode Island.

Schedule Page: 221 Line No.: 25 Column: c

Sale of land.

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 224		
2	------------		
3	Other Long-Term Debt - 9.44%	5,000,000	48,642
4	Other Long-Term Debt - 7.37%	5,000,000	60,143
5	Other Long-Term Debt - 7.94%	5,000,000	18,430
6	Other Long-Term Debt - 7.30%	5,000,000	
7			
8	The Company has an unsecured Long-term note currently outstanding for $5,000,000		
9	with a 7.37% interest rate maturing on November 1, 2023, with the principal due at		
10	maturity.		
11			
12	The Company has an unsescured Long-term note currently outstanding for $5,000,000		
13	with a 7.94% interest rate maturing on July 1, 2025, with the principal due at		
14	maturity.		
15			
16	The Company has an unsescured Long-term note currently outstanding for $5,000,000		
17	with a 7.30% interest rate maturing on June 15, 2028, with the principal due at		
18	maturity.		
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	20,000,000	127,215

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Granite State Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
11/01/91	03/23/01	11/01/91	03/23/01		107,511	3
11/04/93	11/01/23	11/01/93	11/01/23	5,000,000	368,500	4
07/13/95	07/01/25	07/01/95	07/01/25	5,000,000	397,000	5
06/15/98	06/15/28			5,000,000	365,000	6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				15,000,000	1,238,011	33

Granite State Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	24,808	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	24,808	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report	Year of Report
Granite State Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

structions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of ar.

Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account assifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated ovision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary count classifications.

For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing ibaccount classification of such plant conforming to the requirement of these pages.

For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, id date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			24,808		2
					3
					4
			24,808		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Granite State Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	686,390	19,138
56	(361) Structures and Improvements	180,980	150,214
57	(362) Station Equipment	7,619,895	1,790,454
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	17,295,052	604,823
60	(365) Overhead Conductors and Devices	21,422,671	499,833
61	(366) Underground Conduit	1,887,178	461,688
62	(367) Underground Conductors and Devices	3,486,678	780,856
63	(368) Line Transformers	10,624,005	349,710
64	(369) Services	4,201,009	103,967
65	(370) Meters	3,006,300	77,633
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises	736,034	43,791
68	(373) Street Lighting and Signal Systems	3,034,110	168,772
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	74,180,302	5,050,879
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,785,719	-167,024
72	(390) Structures and Improvements	2,077,546	27,198
73	(391) Office Furniture and Equipment	137,901	22,893
74	(392) Transportation Equipment		
75	(393) Stores Equipment	49,140	12,474
76	(394) Tools, Shop and Garage Equipment	276,616	12,505
77	(395) Laboratory Equipment	114,688	
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	55,096	1,159
80	(398) Miscellaneous Equipment	26,428	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	4,523,134	-90,795
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	4,523,134	-90,795
84	TOTAL (Accounts 101 and 106)	78,728,244	4,960,084
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	78,728,244	4,960,084

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Granite State Electric Company	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
					44
					45
					46
					47
					48
					49
					50
					51
					52
					53
					54
			705,528		55
			331,194		56
238,254			9,172,095		57
					58
134,342			17,765,533		59
148,919			21,773,585		60
3,898			2,344,968		61
4,703			4,262,831		62
77,878			10,895,837		63
39,506			4,265,470		64
66,523	-932		3,016,478		65
					66
			779,825		67
67,973			3,134,909		68
781,996	-932		78,448,253		69
					70
			1,618,695		71
6,252			2,098,492		72
8,878			151,916		73
					74
1,432			60,182		75
3,721			285,400		76
1,117			113,571		77
					78
204			56,051		79
			26,428		80
21,604			4,410,735		81
					82
21,604			4,410,735		83
803,600	-932		82,883,796		84
					85
					86
					87
803,600	-932		82,883,796		88

Schedule Page: 204 Line No.: 84 Column: g

Completed Construction Not Classified
Tentative Account Distribution in Schedule of Utility Electric Plant

Account	Balance Dec 31 2000	Balance Dec 31 2001	Net Additions 2001
Distribution Plant:			
360 Land & Land Rights	149,575	151,904	2,329
362 Station Equipment	365,398	1,749,519	1,384,121
364 Poles, Towers, & Fixtures	2,516,031	1,165,309	1,350,722-
365 Overhead Conductor & Devices	2,134,370	1,164,892	969,478-
366 Underground Conduit	400,149	581,475	181,326
367 Underground Conductor & Devices	241,720	504,616	262,896
368 Line Transformers	671,826	594,301	77,525-
369 Services	363,837	202,119	161,718-
370 Meters	281,650	69,798	211,852-
372 Leased Property on Cust. Premises	0	43,791	43,791
373 Sreet Lighting & Signal System	286,478	175,501	110,977-
Total Distribution Plant	7,411,034	6,403,225	1,007,809-
General Plant			
389 Land & Land Rights	167,024		167,024-
390 Structures & Improvements	397,501		397,501-
391 Office Furniture & Equipment	8,029	21,934	13,905
393 Stores Equipment	13,346		13,346-
394 Tools, Shop & Garage Equipment	4,683	12,795	8,112
397 Communication Equipment	669	1,828	1,159
Total General Plant	591,252	36,557	554,695-
Totals	8,002,286	6,439,782	1,562,504-

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	27,579,635	27,579,635		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	2,952,248	2,952,248		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	2,952,248	2,952,248		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	803,600	803,600		
12	Cost of Removal	263,415	263,415		
13	Salvage (Credit)	41,808	41,808		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	1,025,207	1,025,207		
15	Other Debit or Cr. Items (Describe):	28,916	28,916		
16	Deprec. Transfer From Service Company	-36,232	-36,232		
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	29,499,360	29,499,360		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution	28,684,426	28,684,426		
25	General	814,934	814,934		
26	TOTAL (Enter Total of lines 18 thru 25)	29,499,360	29,499,360		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Granite State Electric Company	(1) X An Original (2) _ A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 219 Line No.: 15 Column: c

Accumulated depreciation on property purchased from other utilities.

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Previously Devoted to Public Service			
2				
3	Land and Land Rights for Keewayden Getaway,			
4	Keewayden Substation, Salem, NH			
5	(Transferred to 121, 1995)	108,430	-76,344	32,086
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	108,430	-76,344	32,086

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Granite State Electric Company	(1) X An Original (2) _ A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 221 Line No.: 5 Column: c

Land taking by the State of New Hampshire

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 223		
2	-------------		
3			
4	Notes Payable to New England Hydro		
5	Finance Company, Inc. (with Various Maturities Dates)	133,800,000	1,095,043
6			
7	*Refer to page 224 for a description of*		
8	New England Hydro Finance Company, Inc.		
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	133,800,000	1,095,043

New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
05/02/91	10/17/15	11/01/90	10/31/15	57,050,000	5,627,467	5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				57,050,000	5,627,467	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	702,484	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	702,484	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
[redacted]					1
					2
					3
	-702,484				4
	-702,484				5
[redacted]					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
[redacted]					16
					17
					18
					19
					20
					21
					22
					23
[redacted]					24
					25
					26
					27
					28
					29
					30
					31
					32
[redacted]					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	4,172,108	
45	(352) Structures and Improvements	38,837,264	
46	(353) Station Equipment	159,664,305	
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures	10,788,129	
49	(356) Overhead Conductors and Devices	6,472,877	
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	219,934,683	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)	220,637,167	
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	220,637,167	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
	1,088,822		5,260,930		44
	4,336,444		43,173,708		45
	-3,034,310		156,629,995		46
					47
	63,513		10,851,642		48
	-3,435,329		3,037,548		49
					50
					51
					52
	-980,860		218,953,823		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
	1,626,931		1,626,931		76
					77
	56,413		56,413		78
					79
					80
	1,683,344		1,683,344		81
					82
	1,683,344		1,683,344		83
			220,637,167		84
					85
					86
					87
			220,637,167		88

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	88,083,296	88,083,296		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	8,858,364	8,858,364		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	8,858,364	8,858,364		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe):	288,273	288,273		
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	97,229,933	97,229,933		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	96,488,120	96,488,120		
24	Distribution				
25	General	741,813	741,813		
26	TOTAL (Enter Total of lines 18 thru 25)	97,229,933	97,229,933		

Schedule Page: 219 Line No.: 15 Column: c

Transfer from intangible to transmission

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Trans. Elec. Co., Inc.	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	New England Hydro Finance Co. Inc.	01/16/89		5,000
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 5,000		TOTAL	5,000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		5,000		1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		5,000		42

Schedule Page: 224 Line No.: 1 Column: d

<Page 224 Line 1 Column a>

The Respondent holds 50% of the Shares of New England Hydro-Finance Company, Inc. (NEHFC)

In 1991, NEHFC issued $215 million of long-term notes to a group of institutional investors on behalf of the New England Hydro-Transmission Electric Company, Inc. (NEH) and New England Hydro Transmission Corporation (NHH). The notes were guaranteed by NEH and NHH and were issued in three series with terms ranging from 10 to 25 years and interest rates of 8.82% to 9.41%. The proceeds were used principally to repay outstanding borrowings under a previous revolving credit agreement. At December 31, 2001, there were $91 million of notes outstanding.

Authorized by SEC order dated April 30, 1991, File No. 70-7821, by MDPU order April 11, 1991, Docket No. DPU 91-24, and by NHPUC dated March 29, 1991, Docket NO. DF 91-008.

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 223		
2	————		
3	Notes Payable to New England Hydro Finance Company, Inc.	81,200,000	727,763
4	Refer to page 224 for a description of		
5	New England Hydro Finance Company, Inc.		
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	81,200,000	727,763

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
05/02/91	10/17/15	11/01/90	10/31/15	34,090,000	3,367,357	3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
				34,090,000	3,367,357	33

Name of Respondent	This Report Is:	Date of Report	Year of Report
New England Hydro-Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	225,775	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	225,775	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
	-12,012		213,763		2
					3
					4
	-12,012		213,763		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

New England Hydro-Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements	2,647,394	
46	(353) Station Equipment	29,062,245	
47	(354) Towers and Fixtures	94,040,351	
48	(355) Poles and Fixtures	10,863,035	
49	(356) Overhead Conductors and Devices	31,737,640	
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	168,350,665	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	903,104	
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	903,104	
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	903,104	
84	TOTAL (Accounts 101 and 106)	169,479,544	
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	169,479,544	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
					44
	-132,129		2,515,265		45
	-2,081,268		26,980,977		46
			94,040,351		47
	-24,023		10,839,012		48
	1,042,399		32,780,039		49
					50
					51
					52
	-1,195,021		167,155,644		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
	-48,047		855,057		79
					80
	-48,047		855,057		81
					82
	-48,047		855,057		83
	-1,255,080		168,224,464		84
					85
					86
					87
	-1,255,080		168,224,464		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Hydro-Transmission Corporation	(1) X An Original (2) A Resubmission	05/31/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 204 Line No.: 88 Column: g

COMPLETED CONSTRUCTION NOT CLASSIFIED (ACCOUNT 106)
TENTATIVE ACCOUNT DISTRIBUTION IN SCHEDULE OF UTILITY ELECTRIC PLANT

Account	Balance At Dec.31, 2001	Balance At Dec. 31, 2000`	Net Distribution Adjustments 2002
Transmission Plant			
353 Station Equipment	-0-	10,548,607	-10,548,607
Overhead Conductors And Devices	-0-	511,272	-511,272
Total Transmission Plant	-0-	11,059,879	-11,059,879

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

Explain in a footnote any important adjustments during year.
Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for ectric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when ch plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded d/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book st of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional ssifications.
Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	58,369,016	58,369,016		
2	*Depreciation Provisions for Year, Charged to*				
3	(403) Depreciation Expense	5,852,952	5,852,952		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	*Other Accounts (Specify):*				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	5,852,952	5,852,952		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	64,221,968	64,221,968		

Section B. Balances at End of Year According to Functional Classification

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	63,895,592	63,895,592		
24	Distribution				
25	General	326,376	326,376		
26	TOTAL (Enter Total of lines 18 thru 25)	64,221,968	64,221,968		

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Accounts 123.1, investments in Subsidiary Companies.
2. Provide a subheading for each company and List there under the information called for below. Sub - TOTAL by company and give a TOTAL in columns (e),(f),(g) and (h)
(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.
(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.
3. Report separately the equity in undistributed subsidiary earnings since acquisition. The TOTAL in column (e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date Of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	New England Hydro Finance Co., Inc.	01/16/89		5,000
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	Total Cost of Account 123.1 $ 5,000		TOTAL	5,000

INVESTMENTS IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues form investments, including such revenues form securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the TOTAL cost of Account 123.1

Equity in Subsidiary Earnings of Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		5,000		1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
		5,000		42

Schedule Page: 224 Line No.: 1 Column: d

The Respondent holds 50% of the Shares of New England Hydro-Finance Company Inc. (NEHFC)

In 1991, NEHFC issued $215 million of long-term notes to a group of institutional investors on behalf of New England Hydro Transmission Corporation (NHH) and New England Hydro Transmission Electric Company, Inc. (NEH). The notes were guaranteed by NEH & NHH and were issued in three series with terms ranging from 10 to 25 years and interest rates of 8.82% to 9.41%. The proceeds were used principally to repay outstanding borrowings under a previous revolving credit agreement. At December 31, 2001, there were $91 million of notes outstanding.

Authorized by SEC order dated April 30,1991, File No. 70-7821, by MDPU order April 11, 1991, Docket No. DPU 91-24, and by NHPUC dated March 29,1991, Docket No. DF 91-008.

LONG-TERM DEBT (Account 221, 222, 223 and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column (a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column (a) names of associated companies from which advances were received.
5. For receivers, certificates, show in column (a) the name of the court -and date of court order under which such certificates were issued.
6. In column (b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give commission Authorization numbers and dates) (a)	Principal Amount Of Debt issued (b)	Total expense, Premium or Discount (c)
1	Account 224		
2	————		
3	Other Long Term Debt	66,000,000	794,316
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33	TOTAL	66,000,000	794,316

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
New England Electric Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	05/31/2002	Dec. 31, 2001

LONG-TERM DEBT (Account 221, 222, 223 and 224) (Continued)

10. Identify separate undisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than debited to Account 428, Amortization and Expense, or credited to Account 429, Premium on Debt - Credit.
12. In a footnote, give explanatory (details) for Accounts 223 and 224 of net changes during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principle repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued.

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
10/17/86	07/17/03	10/01/86	07/30/03	4,288,000	497,071	3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
[redacted]				4,288,000	497,071	33

New England Electric Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

structions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of ear.

Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account assifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated ovision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary count classifications.

For Account 399, *state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing* ıbaccount classification of such plant conforming to the requirement of these pages.

For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, ıd date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	440,049	
45	(352) Structures and Improvements	9,388,097	
46	(353) Station Equipment	71,048,695	
47	(354) Towers and Fixtures	186,146	
48	(355) Poles and Fixtures	5,357,506	
49	(356) Overhead Conductors and Devices	3,558,084	
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails	512,369	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	90,490,946	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment	49,924	
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	570,248	
80	(398) Miscellaneous Equipment	57,076	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	677,248	
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	677,248	
84	TOTAL (Accounts 101 and 106)	91,168,194	
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	91,168,194	

Name of Respondent	This Report Is:	Date of Report	Year of Report
New England Electric Transmission Corporation	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 05/31/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
			440,049		44
			9,388,097		45
			71,048,695		46
			186,146		47
			5,357,506		48
			3,558,084		49
					50
					51
			512,369		52
			90,490,946		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
			49,924		76
					77
					78
			570,248		79
			57,076		80
			677,248		81
					82
			677,248		83
			91,168,194		84
					85
					86
					87
			91,168,194		88

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	66,162,726	66,162,726		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	4,688,496	4,688,496		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	4,688,496	4,688,496		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	70,851,222	70,851,222		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	70,798,416	70,798,416		
24	Distribution				
25	General	52,806	52,806		
26	TOTAL (Enter Total of lines 18 thru 25)	70,851,222	70,851,222		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NANTUCKET ELECTRIC COMPANY	(1) _X_ An Original (2) __ A Resubmission	May 31, 2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified - Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Attach supplemental statement showing the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3 and 4)		
6	2. PRODUCTION PLANT		
7	A. *Steam Production Plant*		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	0	
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power Plant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights	358,968	
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NANTUCKET ELECTRIC COMPANY	(1) _X_ An Original (2) __ A Resubmission	May 31, 2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103 and 106) (Continued)

observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102. In showing the clearance of Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classificaton of such plant conforming to the requirements of these pages.

8. For each amount comprising the reported balance and changes in account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
				(301)	2
				(302)	3
				(303)	4
					5
					6
					7
				(310)	8
				(311)	9
				(312)	10
				(313)	11
				(314)	12
				(315)	13
				(316)	14
					15
					16
				(320)	17
				(321)	18
				(322)	19
				(323)	20
				(324)	21
				(325)	22
					23
					24
				(330)	25
				(331)	26
				(332)	27
				(333)	28
				(334)	29
				(335)	30
				(336)	31
					32
					33
			358,968	(340)	34
				(341)	35
				(342)	36
				(343)	37
				(344)	38
				(345)	39

(SUBSTITUTE PAGE FOR PART XX)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NANTUCKET ELECTRIC COMPANY	(1) _X_ An Original (2) __ A Resubmission	May 31, 2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	0	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	358,968	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	358,968	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	362,165	
56	(361) Structures and Improvements	81,060	
57	(362) Station Equipment	10,751,470	-158,995
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	2,743,608	264,370
60	(365) Overhead Conductors and Devices	2,170,524	41,800
61	(366) Underground Conduit	3,123,913	22,851
62	(367) Underground Conductors and Devices	14,174,661	469,648
63	(368) Line Transformers	4,073,306	329,688
64	(369) Services	845,173	85,739
65	(370) Meters	876,854	18,222
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	256,876	-29,592
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	39,459,610	1,043,731
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	31,005	
72	(390) Structures and Improvements	444,713	
73	(391) Office Furniture and Equipment	338,508	
74	(392) Transportation Equipment	325,818	
75	(393) Stores Equipment	13,886	
76	(394) Tools, Shop and Garage Equipment	12,142	
77	(395) Laboratory Equipment	24,374	
78	(396) Power Operated Equipment	25,669	
79	(397) Communication Equipment	3,940,393	166,358
80	(398) Miscellaneous Equipment	251,314	
81	SUBTOTAL (Enter Total of lines 71 thru 80)	5,407,822	166,358
82	(399) Other Tangible Property	18,740	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	5,426,562	166,358
84	TOTAL (Accounts 101 and 106)(lines 5,15,23,33,41,53,69,83)	45,245,140	1,210,089
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	45,245,140	1,210,089

(SUBSTITUTE PAGE FOR PART XX)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NANTUCKET ELECTRIC COMPANY	(1) _X_ An Original (2) __ A Resubmission	May 31, 2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			0	(346)	40
			358,968		41
			358,968		42
[redacted]					43
				(350)	44
				(352)	45
				(353)	46
				(354)	47
				(355)	48
				(356)	49
				(357)	50
				(358)	51
				(359)	52
					53
[redacted]					54
			362,165	(360)	55
			81,060	(361)	56
			10,592,475	(362)	57
				(363)	58
26,491			2,981,487	(364)	59
14,476			2,197,848	(365)	60
321			3,146,443	(366)	61
4,566			14,639,743	(367)	62
43,648			4,359,346	(368)	63
3,753			927,159	(369)	64
			895,076	(370)	65
				(371)	66
				(372)	67
900	5,076		231,460	(373)	68
94,155	5,076	0	40,414,262		69
[redacted]					70
			31,005	(389)	71
			444,713	(390)	72
			338,508	(391)	73
			325,818	(392)	74
			13,886	(393)	75
			12,142	(394)	76
			24,374	(395)	77
			25,669	(396)	78
			4,106,751	(397)	79
			251,314	(398)	80
			5,574,180		81
			18,740	(399)	82
			5,592,920		83
94,155	5,076		46,366,150		84
[redacted]				(102)	85
					86
				(103)	87
94,155	5,076		46,366,150		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NANTUCKET ELECTRIC COMPANY	(1) _X_ An Original (2) __ A Resubmission	May 31, 2002	Dec. 31, 2001

PART XV: OTHER REGULATORY LIABILITIES (Account 254)

1. Explain in a footnote any important adjustments during year.

2. Explain in a footnote any difference between the amount for book cost of plant retired, line 11, column (c), and that reported for electric plant in service, pages 204-207, column (d), excluding retirements of non-depreciable property.

3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.

4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

Line No.	Item (a)	Total (c +d +e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	11,347,260	11,347,260		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	2,132,495	2,132,495		
4	(413) Exp. of Elec. Plt. Leas. to Others	0			
5	Transportation Expenses - Clearing	29,187	29,187		
6	Other Clearing Accounts	0			
7	Other Accounts (Specify):	0			
8	Depreciation for Candle St.				
9	TOTAL Deprec. Prov. for Year (Enter Total of lines 3 thru 8)	2,161,682	2,161,682	0	0
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	94,155	94,155		
12	Cost of Removal	114,457	114,457		
13	Salvage (Credit)	17,298	17,298		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	191,314	191,314	0	0
15	Other Debit or Cr. Items (Describe):	53	53		
16		0			
17	Balance End of Year (Enter Total of lines 1, 9, 14, 15, and 16)	13,317,681	13,317,681	0	0
	Section B. Balances at End of Year According to Functional Classifications				
18	Steam Production	0	0		
19	Nuclear Production	0			
20	Hydraulic Production - Conventional	0			
21	Hydraulic Production - Pumped Storage	0 0			
22	Other Production	0			
23	Transmission	0			
24	Distribution	11,268,714	11,268,714		
25	General	2,048,967	2,048,967		
26	TOTAL (Enter Total of lines 18 thru 25)	13,317,681	13,317,681	0	0

Footnotes :

Line No.: 15 Column: c

Accumulated Reserve on Property Purchased From Other Utilities